As filed with the Securities and Exchange Commission on August 19, 2011

Registration No. 333-175102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIPOSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	8071	56-1879288

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2500 Sumner Boulevard

Raleigh, NC 27616

(919) 212-1999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard O. Brajer

President and Chief Executive Officer

LipoScience, Inc.

2500 Sumner Boulevard

Raleigh, NC 27616

(919) 212-1999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler, Esq. Darren K. DeStefano, Esq. Brian F. Leaf, Esq. Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 19, 2011

PROSPECTUS

Shares

Common stock

This is the initial public offering of the common stock of LipoScience, Inc. We are offering              shares of our common stock. No public market currently exists for our common stock.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “LPDX.”

We anticipate that the initial public offering price will be between $               and $             per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per share	Total
Price to the public	$	$

Underwriting discounts and commissions	$	$

Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase                  additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than                shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays Capital, on behalf of the underwriters, expects to deliver the shares on or about                     , 2011.

Barclays Capital	UBS Investment Bank	Piper Jaffray

Prospectus dated                     , 2011

LDL Management for Today's Generation.

— Kanel. Framingham Heart Study. *Am J Cardiol*. 2008.

"Despite the usefulness of LDL cholesterol for CVD prediction on a population level, the measure may have limitations for individual risk assessment."

— Brunzell et al. ADA/ACC Consensus Statement. *Diabetes Care*. 2008.

— Brunzell et al. ADA/ACC Consensus Statement. *Diabetes Care*. 2008.

Our ***NMR LipoProfile* test directly measures LDL particles** and provides physicians and their patients with better knowledge to **personalize management** of cardiovascular risk.

NMR LIPOPROFILE® test

Because LDL Particles Cause Plaque

You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but information may have changed since that date.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all of the information you should consider. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” beginning on page 12 and the financial statements and related notes beginning on page F-1. Unless the context indicates otherwise, as used in this prospectus, the terms “LipoScience,” “our company,” “we,” “us” and “our” refer to LipoScience, Inc.

Overview

We are an in vitro diagnostic company committed to advancing patient care in cardiovascular, metabolic and other diseases using our innovative and proprietary technology platform based on nuclear magnetic resonance, or NMR. Our first diagnostic test, the NMR LipoProfile test, is cleared by the U.S. Food and Drug Administration, or FDA, for use in our clinical laboratory and directly measures the number of low density lipoprotein, or LDL, particles for use in managing cardiovascular disease risk.

Approximately 50% of people who suffer a heart attack have normal cholesterol levels. We believe that direct quantification of the number of LDL and other lipoprotein particles using our NMR-based technology platform addresses the deficiencies of traditional cholesterol testing and allows clinicians to more effectively manage their patients’ risk of developing cardiovascular disease. We believe that the inherent analytical and clinical advantages of NMR-based technology, which can simultaneously analyze lipoproteins as well as hundreds of small molecule metabolites from blood serum, plasma and several other bodily fluids without time-consuming sample preparation, will also allow us to expand our diagnostic test menu. The scientific community is actively investigating our NMR-based technology for use in the prediction of diabetes, insulin resistance and other metabolic disorders, and we believe that our technology provides an attractive platform for potential expansion of the assays we plan to offer into these areas.

Our strategy is to continue to advance patient care by converting clinicians, and the clinical diagnostic laboratories they use, from traditional cholesterol testing to our NMR LipoProfile test for the management of patients at risk for cardiovascular disease, with the goal of ultimately becoming a clinical standard of care. An increasing number of large clinical outcome studies, including the Multi-Ethnic Study of Atherosclerosis, or MESA, and the Framingham Offspring Study, indicate that a patient’s number of LDL particles is more strongly associated with the risk of developing cardiovascular disease than is his or her level of LDL cholesterol. LDL cholesterol, or LDL-C, is a measure of the amount of cholesterol contained in LDL particles and is used to estimate the patient’s LDL level. In the MESA and Framingham studies, participants’ blood samples were evaluated to measure LDL particles using our NMR LipoProfile test, while their LDL-C levels were measured using a traditional cholesterol test. A 2008 joint consensus statement by the American Diabetes Association, or ADA, and the American College of Cardiology, or ACC, recognized that direct LDL particle measurement by NMR may be a more accurate way to capture the risk posed by LDL than is traditional LDL-C measurement. Because the NMR LipoProfile test provides direct quantification of the number of LDL particles, as well as additional measurements related to a patient’s risk for developing cardiovascular disease, we believe that it has the potential to become a new paradigm by which clinicians evaluate key cardiovascular risk factors to provide better treatment recommendations and improve outcomes, even for patients considered to have normal levels of cholesterol.

The NMR LipoProfile test has been ordered over 6 million times, including more than 1.1 million times during 2010. The number of NMR LipoProfile tests ordered increased at a compound annual growth rate of approximately 30% from 2006 to 2010. We generated revenues of $39.4 million for the year ended December 31, 2010. Our NMR LipoProfile test has its own dedicated current procedural terminology, or CPT, code, and is reimbursed by a number of governmental and private payors who we believe collectively represent over 150 million covered lives. These payors include Medicare, TRICARE, WellPoint, United Healthcare and several Blue Cross Blue Shield affiliates.

We estimate that more than 75 million traditional cholesterol tests, or lipid panels, are performed by independent clinical laboratories and hospital outreach laboratories for patient management purposes each year in the United States. Accordingly, we estimate that the 1.1 million NMR LipoProfile tests we performed in the year ended December 31, 2010 represented 1.4% of our potential market. In a number of states where we have targeted our sales and marketing efforts, we estimate that we have achieved market penetration rates of up to 10%. For example, in North Carolina, West Virginia and Alabama, we estimate that the number of NMR LipoProfile tests performed represented approximately 10%, 7% and 5%, respectively, of the total cholesterol tests performed in those states for patient management purposes. We plan to significantly increase our geographic presence across the United States to expand market awareness and penetration of the NMR LipoProfile test, with the goal of ultimately becoming a clinical standard of care.

Our clinical laboratory, which is certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, allows us to fulfill current demand for our test and we believe serves as a strategic asset that will facilitate our ability to launch new assays we plan to develop. To accelerate clinician and clinical diagnostic laboratory adoption of the NMR LipoProfile test and future clinical assays, we plan to decentralize access to our technology platform through the launch of our new Vantera system, a highly automated next-generation version of our NMR-based clinical analyzer technology platform that is designed to be placed directly in clinical diagnostic laboratories. The Vantera system is in the final stages of development, and we expect to complete external clinical validation in support of a 510(k) premarket clearance notification to the FDA for the Vantera system by the end of 2011, with a goal of making Vantera commercially available in 2012 to perform our NMR LipoProfile test and other diagnostic tests that we may develop.

Our Market

Coronary Heart Disease and Atherosclerosis

Coronary heart disease, or CHD, is the second most prevalent form of cardiovascular disease in the United States after hypertension. According to the American Heart Association, CHD accounted for over one-half of all cardiovascular disease deaths in 2006, and the direct and indirect costs of CHD in the United States were estimated to be $177 billion in 2010. CHD usually results from atherosclerosis, a hardening and narrowing of the arteries caused by a buildup of fatty plaque composed of cholesterol and other lipids, such as triglycerides, in the arterial wall. Atherosclerosis is a leading cause of heart attacks and strokes.

Since the 1960s, the scientific community has recognized that LDL particles are a key causal factor for atherosclerosis. However, for many years the only practical way to estimate the amount of LDL and high density lipoproteins, or HDL, was to measure the level of cholesterol contained in these LDL and HDL particles.

Limitations of Traditional Cholesterol Testing

While LDL and HDL testing is a generally well-accepted means to determine a patient’s need for LDL-lowering or HDL-raising therapy and monitoring treatment response, there is increasing awareness that traditional cholesterol measures of these key lipoprotein risk factors are deficient because they can overestimate or underestimate the actual levels of these lipoproteins in many patients and the CHD risk they confer. This is because many patients have disparities between their level of cholesterol and the number of lipoprotein particles in their blood, a state known as discordance. Research data have shown that the number of LDL particles, or LDL-P, is more strongly correlated with CHD risk than is the level of LDL-C, and that the number of HDL particles, or HDL-P, and LDL-P are more predictive of future CHD events than HDL-C and LDL-C levels. As a result, we believe that discordance leads directly to the under-treatment or over-treatment of millions of patients.

The following graphic illustrates that two patients with the same level of LDL-C can have different numbers of LDL-P, leading to different CHD risk profiles.

Our Solution

Our NMR LipoProfile test has been cleared by the FDA for use in our clinical laboratory and directly measures LDL-P for use in managing cardiovascular disease risk. We believe that our test provides clinicians with more clinically relevant information about LDL and other classes and subclasses of lipoproteins than does the traditional cholesterol test for managing their patients’ CHD risk.

The current NMR LipoProfile test report consists of two pages. The first page includes test results for the following measurements:

•	LDL-P, along with reference ranges to guide patient management decisions;

•	HDL-C; and

•	triglycerides.

We have requested and received clearance from the FDA to provide the test results from our NMR LipoProfile test for each of these measurements.

The second page of the NMR LipoProfile report includes test results for a number of additional lipoprotein measures that have been validated by us but which have not been cleared by the FDA. These include:

•	measures related to cardiovascular risk, including HDL-P, the total number of small LDL particles, and LDL particle size; and

•

measures associated with insulin resistance and diabetes risk, including numbers of large HDL particles, small LDL particles and very large LDL, or VLDL, particles, as well as HDL, LDL and VLDL particle size.

In the third quarter of 2011, we submitted a 510(k) premarket notification to the FDA seeking clearance of the HDL-P test, as performed on our current NMR-based clinical analyzer platform, and that notification is currently pending FDA review. We intend to submit some of the other non-cleared test measurements to the FDA for 510(k) clearance by the end of 2012.

Clinical Validation of Lipoprotein Particle Quantification Using NMR

The clinical utility of lipoprotein particle quantification has been supported by a number of scientific papers published in peer-reviewed journals, including Journal of the American Medical Association, New England Journal of Medicine, Circulation, American Journal of Cardiology, Atherosclerosis and Journal of Clinical Lipidology. To date, ten cardiovascular disease outcome studies with over 48,000 total participants have specifically evaluated the link between LDL-P and CHD risk. In each case, LDL-P was more strongly associated with atherosclerotic outcomes than was LDL-C. In addition, studies have shown greater clinical relevance of HDL-P as compared to HDL-C. In these scientific studies, LDL-P was measured using our test, while LDL-C was measured using traditional cholesterol testing.

Our Strategy

Our strategy is to convert clinicians, and the clinical diagnostic laboratories they use, from traditional cholesterol testing to our NMR LipoProfile test for the management of patients at risk for CHD, with the goal of ultimately becoming a clinical standard of care. The key elements of our strategy to achieve this goal include:

•	Expand our sales force nationally;

•	Increase market awareness and educate clinicians about the clinical benefits of our test;

•	Expand relationships with clinical diagnostic laboratories;

•	Decentralize access to our technology platform with the Vantera system;

•	Broaden medical policy coverage;

•	Pursue inclusion in treatment guidelines;

•	Develop and expand relationships with leading academic medical centers; and

•	Develop new assays using our NMR-based technology platform.

Our Technology Platform

Our technology platform combines proprietary signal processing algorithms and NMR spectroscopic detection into a clinical analyzer to identify and quantify concentrations of lipoproteins and, potentially, small molecule metabolites. NMR detectors, or spectrometers, analyze a blood plasma or serum sample by subjecting it to a short pulse of radio frequency energy within a strong magnetic field. Each lipoprotein particle within a given diameter range simultaneously emits a distinctive radio frequency signal, similar to distinctive ringing sounds for bells of different sizes. The amplitude, or “volume,” of the NMR signal is directly proportional to the concentration of the particular subclass of lipoprotein particles emitting the signal. Our proprietary software then collects, records and analyzes the composite signals emitted by all of the particles in the sample in real time and separates the signals into distinct subclasses. Within minutes, we are able to quantify multiple subclasses of lipoprotein particles.

Our technology platform based on NMR offers the following advantages over conventional methods of quantifying lipoproteins and small molecule metabolites:

•	Information-rich detection. NMR can analyze lipoproteins as well as potentially hundreds of small molecule metabolites;

•	Processing efficiency. Our technology does not require physical separation of the lipoprotein particles and does not require chemical reagents in order to evaluate a sample;

•	Sample indifference. Our technology may be used to analyze multiple sample types, including plasma, serum, urine, cerebrospinal fluid and other biological fluids; and

•	Throughput. Simultaneous lipoprotein and metabolite quantification from a rapid NMR measurement makes the platform extremely efficient with high throughput.

The Vantera System

Vantera is our next-generation automated clinical analyzer system. We intend to decentralize access to our technology through the Vantera system in order to drive both geographic expansion and the technology adoption necessary for successful execution of our market conversion strategy. We intend to place Vantera systems in select high-volume national and regional clinical diagnostic laboratories, as well as at leading medical centers and hospital outreach laboratories.

As with our existing clinical analyzers, the Vantera system uses NMR spectroscopy and proprietary signal processing algorithms to identify and quantify lipoproteins and metabolites from a single spectrum, or scan. We believe that the Vantera system provides the following strategic and technological benefits:

•	direct access to our technology on site, rather than relying on a “send-out” test;

•	processing of samples at a rate that is approximately twice as fast as our current-generation analyzers;

•	a reagent-less platform requiring no sample preparation for analysis;

•	multiple NMR-test processing capabilities; and

•	limited operator intervention, with no specialized NMR training required for operation.

The Vantera system is in the final stages of development, and we expect to complete external clinical validation in support of a 510(k) premarket clearance notification to the FDA for Vantera by the end of 2011, with a goal of making Vantera commercially available in 2012.

Risks Related to our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, among others:

•	Our ability to successfully execute our business strategy is dependent on our achieving greater market acceptance of the NMR LipoProfile test.

•	A small number of clinical diagnostic laboratory customers account for most of our revenues from sales of our NMR LipoProfile test.

•

We had an accumulated deficit of $49.5 million as of June 30, 2011, we incurred a net loss of $0.8 million for the six months ended June 30, 2011 and we expect to incur losses for the next several years as we increase our expenses in an effort to increase market share for our NMR LipoProfile test and to develop new assays. In addition, we have a $6.0 million term loan with a bank that will require us to make monthly installment payments beginning January 2012 and continuing through June 2014.

•

If our next-generation Vantera clinical analyzer system does not receive FDA clearance, if we experience delays in receiving clearance, or if clinical diagnostic laboratories are not receptive to placement of Vantera in their facilities, a key element of our business strategy may not be successful.

•

Health insurers and other third-party payors may decide not to cover, or may discontinue reimbursing, our NMR LipoProfile test or any other diagnostic tests we may develop in the future, or may provide inadequate reimbursement.

•	We rely on a limited number of key suppliers for the components used in the Vantera system and other necessary supplies to perform our NMR LipoProfile test.

•	Our ability to meet increased demand for our NMR LipoProfile test will be harmed if we are unable to place the Vantera system in third-party diagnostic laboratories.

•	If we do not successfully develop or acquire and introduce new diagnostic assays or other applications of our NMR-based technology, we may not be able to generate additional revenue opportunities.

•

We have limited patent protection for the NMR LipoProfile test and may have limited patent protection for future tests that we may develop. As a result, our intellectual property position may not adequately protect us from competitors for sales of our NMR LipoProfile test or any future diagnostic tests we may develop.

•

The NMR LipoProfile test is, and any other test for which we obtain marketing approval will be, subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Corporate Information

We were incorporated under the laws of North Carolina in June 1994 under the name LipoMed, Inc. and reincorporated under the laws of Delaware in June 2000. In January 2002, we changed our corporate name to LipoScience, Inc. Our principal executive office is located at 2500 Sumner Boulevard, Raleigh, North Carolina. Our telephone number is (919) 212-1999. Our website address is www.liposcience.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

LIPOSCIENCE®, NMR LIPOPROFILE®, VANTERA® and LIPOTUBE® are our registered United States trademarks. All other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after

this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to hire additional sales and marketing personnel and to support costs associated with increased sales and marketing activities;

•	approximately $ million for capital expenditures, including components of the Vantera system and other improvements to our laboratory infrastructure;

•	approximately $ million to fund our research and development programs, including the expansion of our diagnostic test menu based on the Vantera system;

•

approximately $5.2 million upon the closing of this offering to pay dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock, representing the amount that accrued through August 2, 2011, the date on which accrual of dividends ceased; and

•	the balance for other general corporate purposes, including general and administrative expenses and working capital.

These estimates are subject to change. See “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	LPDX

The number of shares of our common stock that will be outstanding immediately after this offering is based on 17,760,911 shares of common stock outstanding as of June 30, 2011, and excludes:

•

4,920,026 shares of our common stock issuable upon the exercise of stock options outstanding under our 1997 stock option plan and 2007 stock incentive plan as of June 30, 2011, at a weighted average exercise price of $1.96 per share;

•	245,115 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2011, at an exercise price of $4.35 per share; and

•	shares of our common stock to be reserved for future issuance under our equity incentive plans following this offering.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 14,302,876 shares of our common stock, which will occur automatically upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following tables summarize our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements appearing later in this prospectus. We have derived the following summary of our statement of operations data for the six months ended June 30, 2010 and 2011 and balance sheet data as of June 30, 2011 from our unaudited financial statements appearing later in this prospectus.

The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. You should read the summary of our financial data set forth below together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing later in this prospectus.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 14,302,876 shares of common stock. See Note 1 to our financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

We have presented the summary balance sheet data:

•	on an actual basis as of June 30, 2011;

•	on a pro forma basis to give effect to:

•

the conversion of all then outstanding shares of our convertible preferred stock into an aggregate of 14,302,876 shares of our common stock, which will occur automatically upon the closing of this offering;

•	the payment of $5.1 million of accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock; and

•

the reclassification of the preferred stock warrant liability to additional paid-in-capital upon conversion of the convertible preferred stock issuable upon exercise of such warrants into common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the payment of additional accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock upon the closing of this offering.

The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$28,954	$34,713	$39,368	$19,366	$21,704
Cost of revenues	7,354	7,792	8,139	4,092	4,325

Gross profit	21,600	26,921	31,229	15,274	17,379
Operating expenses:
Research and development	7,245	6,156	7,276	3,374	3,871
Sales and marketing	12,137	12,990	15,246	7,083	10,198
General and administrative	5,964	7,020	7,331	3,702	4,065
Gain on extinguishment of other long-term liabilities	—	—	(2,700)	—	—

Total operating expenses	25,346	26,166	27,153	14,159	18,134

(Loss) income from operations	(3,746)	755	4,076	1,115	(755)
Total other income (expense)	112	(495)	220	27	(54)

(Loss) income before taxes	(3,634)	260	4,296	1,142	(809)
Income tax expense (benefit)	—	2	(16)	—	—

Net (loss) income	(3,634)	258	4,312	1,142	(809)
Accrual of dividends on redeemable convertible preferred stock	(1,040)	(1,040)	(1,040)	(520)	(520)
Undistributed earnings allocated to preferred stockholders	—	—	(2,655)	(506)	—

Net (loss) income attributable to common stockholders – basic	(4,674)	(782)	617	116	(1,329)
Undistributed earnings re-allocated to common stockholders	—	—	303	55	—

Net (loss) income attributable to common stockholders – diluted	$(4,674)	$(782)	$920	$171	$(1,329)

Net (loss) income attributable to common stockholders per share – basic	$(1.42)	$(0.24)	$0.19	$0.04	$(0.39)

Net (loss) income attributable to common stockholders per share – diluted	$(1.42)	$(0.24)	$0.16	$0.03	$(0.39)

Weighted average shares of common stock outstanding used in computing net (loss) income per share – basic	3,290,908	3,292,619	3,323,389	3,298,015	3,416,455

Weighted average shares income of common stock outstanding used in computing net (loss) income per share –diluted	3,290,908	3,292,619	5,595,403	5,438,276	3,416,455

Pro forma net income (loss) per share of common stock – basic			$0.27		$(0.05)

Pro forma net income (loss) per share of common stock – diluted			$0.24		$(0.05)

Weighted average shares of common stock outstanding used in computing pro forma net income (loss) per share – basic			17,626,265		17,719,331

Weighted average shares of common stock outstanding used in computing pro forma net income (loss) per share – diluted			19,898,279		17,719,331

	As of June 30, 2011
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,468	$8,361
Accounts receivable, net	5,289	5,289
Total assets	25,167	20,059
Long-term debt, including current portion	6,000	6,000
Preferred stock warrant liability	498	—
Total liabilities	10,430	9,751
Redeemable convertible preferred stock and convertible preferred stock	56,464	—
Additional paid-in capital	7,953	59,794
Accumulated deficit	(49,504)	(49,504)
Total stockholders’ (deficit) equity	(41,546)	10,308

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, they may harm our business, prospects, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Strategy

Our ability to successfully execute our strategy is dependent on our achieving greater market acceptance of the NMR LipoProfile test.

Our ability to generate revenue depends on our successful marketing of the NMR LipoProfile test. The NMR LipoProfile test accounted for approximately 85% of our revenues for the year ended December 31, 2009, 87% of our revenues for the year ended December 31, 2010 and 92% of our revenues for the six months ended June 30, 2011. We expect that our revenues and profitability will depend on sales of the NMR LipoProfile test for the foreseeable future.

There is not currently widespread awareness of the NMR LipoProfile test among clinicians, even though the test has been available since 1999. In order to achieve greater market acceptance of the NMR LipoProfile test, we must continue to demonstrate to clinicians, other healthcare professionals, clinical diagnostic laboratories, healthcare thought leaders and third-party payors that the test is a clinically useful and cost-effective diagnostic test and disease management tool for cardiovascular disease risk providing improved or additional benefits over traditional cholesterol testing, which has been widely accepted as effective for managing cardiovascular risk for many years.

When seeking testing and management recommendations for coronary heart disease, many physicians and other clinicians look to clinical guidelines published by influential organizations. Such organizations include the National Cholesterol Education Program, or NCEP, an authority on cholesterol management overseen by the National Heart, Lung and Blood Institute, or NHLBI, part of the National Institutes of Health, and the American Heart Association. The NMR LipoProfile test is not currently included in guidelines published by NCEP or the American Heart Association. If we are not successful in our strategy of gaining inclusion in the guidelines published by these or other organizations, it could ultimately limit market adoption of the NMR LipoProfile test.

A small number of clinical diagnostic laboratory customers account for most of the sales of our NMR LipoProfile test. If any of these laboratories orders fewer tests from us for any reason, our revenues could decline.

For the year ended December 31, 2010, we generated approximately 60% of our revenues from clinical diagnostic laboratory customers. Sales to one of these laboratories, Laboratory Corporation of America Holdings, or LabCorp, accounted for 34% of our revenues for the year ended December 31, 2009, 33% of our revenues for the year ended December 31, 2010 and 32% of our revenues for the six months ended June 30, 2011. Sales to a second laboratory customer, Health Diagnostics Laboratory, Inc., accounted for 18% of our revenues for the six months ended June 30, 2011.

Our current agreements with our laboratory customers do not require them to purchase any minimum quantities of the NMR LipoProfile test. In addition, these customers generally have the right to terminate their respective agreements with us at any time. If any major customer were to terminate its relationship with us, or to substantially diminish its purchases of the NMR LipoProfile test, our revenues could significantly decline.

We expect to incur losses in the current year and for at least the next several years as we increase expenses in our effort to increase market share for the NMR LipoProfile test and to develop new assays.

Although we generated net income for the years ended December 31, 2009 and 2010, we incurred a net loss of $0.8 million for the six months ended June 30, 2011 and have incurred significant losses since our inception. As of June 30, 2011, we had an accumulated deficit of $49.5 million. We do not expect to be profitable for the full year 2011, and we anticipate experiencing losses over the next several years as we increase expenses in pursuit of our growth strategy and our efforts to increase market share for the NMR LipoProfile test and develop new assays.

Historically, our losses have resulted principally from research and development programs, our sales and marketing efforts, and our general and administrative expenses. We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase due to costs relating to, among other things:

•	expansion of our direct sales force and increasing our marketing capabilities to promote market awareness and acceptance of our NMR LipoProfile test;

•	completion of the development of, and seeking FDA clearance for, our Vantera clinical analyzer system;

•	development of and, as necessary, pursuit of regulatory approvals for, new diagnostic assays;

•	expansion of our operating capabilities;

•	maintenance, expansion and protection of our intellectual property portfolio and trade secrets;

•	employment of additional clinical, quality control, scientific and management personnel; and

•	employment of operational, financial, accounting and information systems personnel, consistent with expanding our operations and our status as a newly public company.

To become and remain profitable, we must succeed in increasing sales of our NMR LipoProfile test or develop and commercialize new tests with significant market potential. We may never succeed in these activities and may never generate revenues that are sufficient to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain consistently profitable would likely depress the market price of our common stock and could significantly impair our ability to raise capital, expand our business or continue to pursue our growth strategy.

If we do not establish relationships with additional clinical diagnostic laboratories, we may not be able to increase the number of NMR LipoProfile tests we sell.

A significant element of our strategy is to leverage relationships with clinical diagnostic laboratories to increase market acceptance of the NMR LipoProfile test and gain market share. Most clinicians who request traditional cholesterol tests, our NMR LipoProfile test and other diagnostic tests to evaluate cardiovascular disease risk order these tests through clinical diagnostic laboratories.

If we are unable to establish relationships with additional clinical diagnostic laboratories, clinicians who order tests through these laboratories may be unwilling or unable to order our NMR LipoProfile test. In addition, we would not have the benefit of leveraging the sales, marketing and distribution capabilities of these laboratories, which we believe is important to our ability to increase awareness of and expand utilization of the NMR LipoProfile test. As a result, if we are unable to establish additional clinical laboratory relationships, our ability to increase sales of our NMR LipoProfile test and to successfully execute our strategy could be compromised.

We will need to expand our marketing and sales capabilities in order to increase demand for our NMR LipoProfile test, to expand geographically and to successfully commercialize any other diagnostic tests we may develop.

We believe our current sales and marketing operations are not sufficient to achieve the level of market awareness and sales required for us to attain significant commercial success for our NMR LipoProfile test, to expand our geographic presence and to successfully commercialize any other diagnostic tests we may develop. In order to increase sales of our NMR LipoProfile test, we will need to:

•	expand our direct sales force in the United States by recruiting additional sales representatives in selected markets;

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educate clinicians, other healthcare professionals, clinical diagnostic laboratories, healthcare thought leaders and third-party payors regarding the clinical benefits and cost-effectiveness of our NMR LipoProfile test;

•	expand our number of clinical diagnostic laboratory and hospital outreach laboratory customers; and

•	establish, expand and manage sales and reimbursement arrangements with third parties, such as clinical diagnostic laboratories and insurance companies.

We have limited experience in selling and marketing the NMR LipoProfile test nationally. We intend to hire a significant number of additional sales and marketing personnel with experience in the diagnostic, medical device or pharmaceutical industries. We may face competition from other companies in these industries, some of whom are much larger than us and who can pay significantly greater compensation and benefits than we can, in seeking to attract and retain qualified sales and marketing employees. If we are unable to hire and retain qualified sales and marketing personnel, our business will suffer.

Furthermore, in order to successfully commercialize diagnostic tests that we may develop in the future, we may need to conduct lengthy, expensive clinical trials and develop dedicated sales and marketing operations to achieve market awareness and demand. If we are not able to successfully implement our marketing, sales and commercialization strategies, we may not be able to expand geographically, increase sales of our NMR LipoProfile test or successfully commercialize any future diagnostic tests that we may develop.

The diagnostic industry is subject to rapidly changing technology which could make our current test and the tests we are developing obsolete unless we continue to develop and manufacture new and improved tests and pursue new market opportunities.

Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. These new market opportunities may be outside the scope of our expertise or in areas which have unproven market demand, and the utility and value of new tests that we develop may not be accepted in the market. Our inability to gain market acceptance of new tests could harm our future operating results. Further, if new research or clinical evidence or economic comparative evidence arises that supports a different marker for coronary heart disease risk, demand for our test could decline.

Our NMR LipoProfile test competes with other diagnostic testing methods that may be more widely accepted than our test.

The clinical diagnostics market is highly competitive, and we must be able to compete effectively against existing and future competitors in order to be successful. In selling our NMR LipoProfile test, we compete primarily with existing diagnostic, detection and monitoring technologies, particularly the conventional lipid panel test, which is relatively inexpensive, widely reimbursed and broadly accepted as an effective test for managing the risk of developing cardiovascular disease. We also compete against companies that offer other methods for directly or indirectly measuring cholesterol concentrations, lipoproteins or lipoprotein particles. For example, measuring apolipoprotein B, or apoB, is an indirect way to approximate LDL-P. ApoB tests are offered by many clinical diagnostic laboratories and are generally less expensive than our tests. It is possible that apoB, or other competing tests, could be perceived by clinicians as more cost-effective than our test in providing information useful in managing CHD risk. In addition, some competitors offering these competing technologies may have longer operating histories, better name recognition and greater financial, technical, sales, marketing, distribution and public relations resources than we have. They may also have more experience in research and development, regulatory matters, manufacturing and marketing than we do, and may have established broad third-party reimbursement for their tests. If we do not compete successfully, we will not be able to increase our market share and our business will be seriously harmed.

If the Vantera system does not receive regulatory clearance in the United States or in other jurisdictions, if we experience delays in receiving clearance, or if laboratories are not receptive to placement of the Vantera systems at their facilities, our growth strategy may not be successful.

A key element of our strategy is to place the Vantera system, our next-generation automated clinical NMR analyzer, on site with selected clinical diagnostic laboratory customers to broaden access to our technology and increase demand for our NMR LipoProfile test and any future diagnostic tests that we may develop. We have not yet applied for clearance from the FDA or comparable regulatory agencies in other countries for the Vantera system, which will be required before we can place the system in clinical laboratories and other third-party facilities for any use other than research. We plan to submit a 510(k) premarket notification to the FDA for the Vantera system by the end of 2011, with a goal of making Vantera commercially available in 2012. We may not receive FDA clearance for the commercial use of the Vantera system on a timely basis, or at all. For example, clearance of the Vantera system requires the existence of a suitable predicate device and our regulatory strategy relies upon the FDA’s clearance of a 510(k) notification that we submitted in May 2011 for software changes that, if cleared, would serve as a predicate for the Vantera software. The FDA previously issued a non-substantially equivalent letter with respect to a different version of this software in response to a 510(k) notification we submitted in 2010. Even if the Vantera system is cleared by the FDA, it may not gain significant acceptance by clinical diagnostic laboratories. If we are unable to achieve clearance for Vantera or if clinical diagnostic laboratories do not accept Vantera, our ability to grow our business by deploying the Vantera system could be compromised.

We currently do not generate significant revenue from sales of the NMR LipoProfile test to laboratory customers in the State of California. Among other things, California law restricts a clinical diagnostic laboratory from charging its customers a mark-up on the price of diagnostic tests performed by a third-party laboratory. We believe that if we are successful in gaining FDA clearance for the Vantera system, it will facilitate our ability to drive conversion in the California market by allowing our clinical diagnostic laboratory customers to perform the NMR LipoProfile test themselves using the Vantera system. If we are not able to obtain FDA clearance for the Vantera system, we may need to pursue other strategies in order to increase the amount of our business from clinical laboratory customers who serve the California market.

We rely on two key suppliers for the components used in the Vantera system. If we were to lose either of these suppliers, our ability to broadly place the Vantera system could be compromised.

We currently rely on a single supplier, Agilent Technologies, Inc., for the magnet, probe and console incorporated in the Vantera system. These are the key components of the analyzers necessary to perform our NMR LipoProfile test. We are party to a collaboration agreement with Agilent pursuant to which we have agreed to exclusively purchase all of our NMR-related components from them. We currently purchase these components from Agilent under purchase orders. We are currently negotiating the terms of a long-term supply agreement with Agilent, but we cannot assure you that we will be successful in executing any such agreement or that we will be able to purchase suitable components from Agilent when we need them or at a reasonable price. We are also party to a production agreement with KMC Systems, Inc. under which KMC is our exclusive manufacturer of the sample handler and shell for the Vantera system.

We are currently aware of one other primary supplier of NMR spectrometers, Bruker BioSpin, part of Bruker Corporation. We have in the past acquired NMR spectrometers from Bruker BioSpin, and we use them in our current generation of NMR clinical analyzers, but we do not currently have an agreement or relationship with

Bruker BioSpin. In the event it is necessary or desirable to acquire NMR spectrometers from Bruker BioSpin, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our current analyzers or the Vantera system to work with the spectrometers provided by another company.

If we are unable to obtain the NMR components we need at a reasonable price or on a timely basis, we may be unable to maintain the analyzers we use in our facility to perform our NMR LipoProfile test, which could compromise our ability to meet our customers’ orders for the test. Likewise, if the components or any other part of the Vantera system are not available when needed, we may not be able to place the Vantera system broadly, which could impair our ability to pursue our growth strategy.

Our ability to meet increased demand for our NMR LipoProfile test will be harmed if we are unable to place the Vantera system in third-party diagnostic laboratories.

We have recently experienced rapid growth in orders of our NMR LipoProfile test. We perform our NMR LipoProfile test using our current generation NMR analyzers located in our laboratory facility in Raleigh, North Carolina. If demand for our test grows to the point at which it exceeds our existing capacity, we will be required to add capacity in order to meet this demand. We do not expect to be able to expand capacity through the addition of more of our existing NMR clinical analyzers, because those analyzers use NMR spectrometers from Bruker BioSpin, a supplier with whom we no longer have an agreement or relationship. Instead, we intend to meet additional demand for our test by using a decentralization strategy of placing our Vantera system in the facilities of clinical diagnostic laboratories.

If we are unable to broadly place the Vantera system in third-party diagnostic laboratories for any reason, we may be unable to meet demand that exceeds our current capacity. For example, if the FDA does not clear Vantera for commercial distribution, we will not be able to place Vantera systems in third-party clinical diagnostic laboratories’ facilities. Instead, we would seek to meet increased demand by performing our NMR LipoProfile test on Vantera systems located in our own laboratory. However, without FDA clearance of Vantera, any NMR LipoProfile test performed on the Vantera system would be considered to be a laboratory-developed test, or an LDT, which would increase our exposure to risks associated with FDA enforcement discretion of LDTs as described in the risk factor captioned “—Portions of our NMR LipoProfile test are subject to the FDA’s exercise of enforcement discretion, and any changes to the FDA’s policies with respect to this exercise of enforcement discretion could hurt our business.” Additionally, in such circumstances, we would not be able to report the results of any NMR LipoProfile test performed on the Vantera system as FDA cleared, which could negatively impact public perception of our test, and potentially reduce demand for our tests and have a material adverse effect on our business and financial results.

We rely on a single supplier for our branded blood collection tubes, called LipoTubes, which are used to collect a majority of our blood samples for testing.

We use an exclusive supplier for LipoTubes, which are produced according to our specifications. An alternate supplier might not be easily located, and if we are unable to obtain these tubes from this vendor for any reason, our ability to perform our test and maintain effective relationships with our current clinical customers would be impaired.

If we do not successfully develop or acquire and introduce new diagnostic assays or other applications of our technology, we may not generate new sources of revenue and may not be able to successfully implement our growth strategy.

Our business strategy includes the acquisition, development and introduction of new clinical diagnostic applications of our NMR-based technology in addition to our NMR LipoProfile test. Additionally, we believe that for our Vantera system to be attractive to laboratories to place in their facilities, it may be necessary for us to offer additional tests for use on the Vantera system. All of our diagnostic assays under development will require significant additional research and development, a commitment of significant additional resources and possibly costly and time-consuming clinical testing prior to their commercialization. Our technology is complex, and we cannot be sure that any assays under development will be developed successfully, be proven to be effective, offer diagnostic or other improvements over currently available tests, meet applicable regulatory standards, be produced in commercial quantities at acceptable costs or be successfully marketed.

We may also in the future seek to acquire complementary products or technologies from third parties. Integrating any product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any tests or technologies effectively, we may not be able to implement our business model. If we do not successfully develop new clinical diagnostic applications of our NMR-based technology or acquire complementary diagnostic products, we could lose interest from academic medical centers and could also lose revenue opportunities with existing or future clinical laboratory customers.

If we are not able to retain and recruit qualified management, sales and marketing, regulatory and research and development personnel, we may be unable to successfully execute our business strategy.

Our future success depends to a significant extent on the skills, experience and efforts of our senior management team, including Richard O. Brajer, our President and Chief Executive Officer; Lucy G. Martindale, our Chief Financial Officer; James D. Otvos, our Chief Scientific Officer and founder; Timothy J. Fischer, our Vice President of Research and Development; and Thomas S. Clement, our Vice President of Regulatory Affairs and Quality Assurance. The loss of any or all of these individuals, or other management personnel, could harm our business and might significantly delay or prevent the achievement of our business objectives. We have entered into an employment agreement or offer letters with each of these individuals and with our other executives. The existence of an employment agreement or offer letter does not, however, guarantee retention of these employees, and we may not be able to retain those individuals for the duration of or beyond the end of their respective terms. We do not maintain key person life insurance on any of our management personnel.

Recruiting and retaining qualified sales and marketing, regulatory, scientific and laboratory personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous diagnostic, medical device, pharmaceutical and biotechnology companies for similarly skilled personnel.

If we are unable to successfully manage our growth, our business will be harmed.

During the past several years, we have significantly expanded our operations. We expect this expansion to continue to an even greater degree following completion of this offering as we seek to expand nationally and explore potential expansion into international markets. Our growth has placed and will continue to place a significant strain on our management, operating and financial systems and our sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate even faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to continue to grow or we may grow at a slower pace and our business could be adversely affected.

We currently perform our tests exclusively in one laboratory facility. If this or any future facility or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

We currently perform our NMR LipoProfile tests exclusively in a single laboratory facility in Raleigh, North Carolina. If this or any future facility were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, or if performance of our analyzers is disrupted for any other reason, we may not be able to perform our tests or generate test reports as promptly as our customers expect, or possibly not at all. If we are unable to perform our tests or generate test reports within a timeframe that meets our customers’ expectations, our business, financial results and reputation could be materially harmed.

Currently, we maintain insurance coverage totaling $12 million against damage to our property and equipment and an additional $10 million to cover business interruption and research and development restoration expenses, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

Failure in our information technology, storage systems or our analyzers could significantly disrupt our operations and our research and development efforts, which could adversely impact our revenues, as well as our research, development and commercialization efforts.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems, which support our operations and our research and development efforts, as well as our storage systems and our clinical analyzers. Due to the sophisticated nature of the NMR technology we use in our testing, we are substantially dependent on our IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our NMR analyzers, could adversely affect our ability to operate our business. Any interruption in the operation of our NMR analyzers, due to IT system failures, part failures or potential disruptions in the event we are required to relocate our analyzers within our facility or to another facility, could have an adverse effect on our operations.

We rely on courier delivery services to transport samples to our facility for analysis. If these delivery services are disrupted, our business and customer satisfaction could be negatively impacted.

Clinicians and clinical laboratories ship samples to us by air and ground express courier delivery service for analysis in our Raleigh, North Carolina facility. Disruptions in delivery service, whether due to bad weather, natural disaster, terrorist acts or threats, or for other reasons, can adversely affect specimen quality and our ability to provide our services on a timely basis to customers.

Our business involves the use of hazardous materials that could expose us to environmental and other liabilities.

Our laboratory facility is subject to various local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances, including chemicals, biological materials and various compounds used in connection with our research and development activities. In the United States, these laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. We cannot assure you that accidental contamination or injury to our employees and third parties from hazardous materials will not occur. We do not have insurance to cover claims arising from our use and disposal of these hazardous substances other than limited clean-up expense coverage for environmental contamination due to an otherwise insured peril, such as fire.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities that could have a significant negative effect on our financial condition or reputation.

Diagnostic testing entails the risk of product liability, and we may be exposed to liability claims arising from the use of our tests. We maintain product liability insurance that is subject to deductibles and coverage limitations and is in an amount that we believe to be reasonable. We cannot be certain, however, that our product liability insurance will be sufficient to protect us against losses due to liability. As a result, we may be required to pay all or a portion of any successfully asserted product liability claim out of our cash reserves. Furthermore, we cannot be certain that product liability insurance will continue to be available to us on commercially reasonable terms or in sufficient amounts. We can provide no assurance that we will be able to avoid significant product liability claims, which could hurt our reputation and our financial condition.

If we expand sales of our products outside of the United States, our business will be susceptible to costs and risks associated with international operations.

As part of our longer-term growth strategy, we may decide to target select international markets to grow our presence outside of the United States. Conducting international operations would subject us to new risks that, generally, we have not faced in the United States, including:

•	fluctuations in currency exchange rates;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	competition from companies located in the countries in which we offer our products, which may be a competitive disadvantage;

•	difficulties in managing and staffing international operations and assuring compliance with foreign corrupt practices laws;

•	the possibility of management distraction;

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potentially adverse tax consequences, including the complexities of foreign value added tax systems, tax inefficiencies related to our corporate structure and restrictions on the repatriation of earnings;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could harm our business or results of operations. Additionally, operating internationally requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenues or profitability.

We may use third-party collaborators to help us develop, validate or commercialize any new diagnostic tests, and our ability to commercialize such tests could be impaired or delayed if these collaborations are unsuccessful.

We may in the future license or selectively pursue strategic collaborations for the development, validation and commercialization of any new diagnostic tests we may develop. In any future third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to performing their responsibilities under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our potential tests will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause investors to lose confidence in our operating results and in the accuracy of our financial reports and could have a material adverse effect on our business and on the price of our common stock.

As a public company in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We expect that our first report on compliance with Section 404 will be in connection with our financial statements for the year ending December 31, 2012.

The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting for the year ended December 31, 2010 or for any other period. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate.

Even after we develop these new procedures, material weaknesses in our internal control over financial reporting may be discovered. In order to fully comply with Section 404, we will need to retain additional employees to supplement our current finance staff, and we may not be able to so in a timely manner, or at all. In addition, in the process of evaluating our internal control over financial reporting we expect that certain of our internal control practices will need to be updated to comply with the requirements of Section 404 and the regulations promulgated thereunder, and we may not be able to do so on a timely basis, or at all. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities such as the SEC or the stock exchange on which our stock is listed, and investors may lose confidence in our operating results and the price of our common stock could decline. Furthermore, if we or our auditors are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities such as the SEC or stock exchanges and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our common stock and our ability to access the capital markets.

If we fail to comply with the covenants and other obligations under our credit facility, the lender may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

We currently have a credit facility with Square 1 Bank, or Square 1, the terms of which were last amended in March 2011. This facility consists of a $6 million term loan, payable in installments through June 2014, and a $4 million revolving line of credit that matures in March 2012. Borrowings under our credit facility are secured by substantially all of our tangible assets. The covenants set forth in the loan and security agreement require, among other things, that we maintain a liquidity ratio of at least 1.25 to 1, measured monthly, that we achieve minimum monthly revenue levels during 2011 that range between $2.4 million and $3.4 million, and that we submit a 510(k) premarket notification to the FDA for the Vantera system by December 31, 2011. If we fail to comply with the covenants and our other obligations under the Square 1 credit facility, the bank would be able to accelerate the required repayment of amounts due under the loan agreement and, if they are not repaid, could foreclose upon our assets securing our obligations under the credit facility.

Our ability to use net operating losses to offset future taxable income may be subject to substantial limitations.

As of June 30, 2011, our available federal net operating losses, or NOLs, and federal research and development tax credits totaled $36.6 million. In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and tax credits to offset future taxable income. We believe that we have had one or more ownership changes, as a result of which our existing NOLs are currently subject to limitation. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize our NOLs could be further limited by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in additional ownership changes under Section 382. We are unable to predict the future ownership and other variables considered by, and elections available pursuant to, Section 382 for determining the usability of our net operating losses. We may not be able to utilize a material portion of our NOLs, even if we attain profitability.

Risks Related to Billing, Coverage and Reimbursement for Our Tests

Health insurers and other third-party payors may decide not to cover, or may discontinue reimbursing, our NMR LipoProfile test or any other diagnostic tests we may develop in the future, or may provide inadequate reimbursement, which could jeopardize our ability to expand our business and achieve profitability.

Our business is impacted by the level of reimbursement for our NMR LipoProfile test from third-party payors. In the United States, the regulatory process allows diagnostic tests to be marketed regardless of any coverage determinations made by payors. For new diagnostic tests, each third-party payor makes its own decision about which tests it will cover, how much it will pay and whether it will continue reimbursing the test. Clinicians may order diagnostic tests that are not reimbursed by third-party payors if the patient is willing to pay for the test without reimbursement, but coverage determinations and reimbursement levels and conditions are critical to the commercial success of a diagnostic product.

The Centers for Medicare and Medicaid Services, or CMS, under the U.S. Department of Health and Human Services, or HHS, establishes reimbursement payment levels and coverage rules for Medicare. CMS currently covers our NMR LipoProfile test. State Medicaid plans and private payors establish rates and coverage rules independently. As a result, the coverage determination process is often a time-consuming and costly process that requires us to provide scientific and clinical support for the use of our tests to each payor separately, with no assurance that approval will be obtained. While we estimate that over 150 million persons have coverage for our test through governmental and private payors, there are significant large private payors who do not currently cover our test. If CMS or other third-party payors decide not to cover our diagnostic tests, places significant restrictions on the use of our tests, or offers inadequate payment amounts, our ability to generate revenue from our diagnostic tests could be limited.

Even if one or more third-party payors decides to reimburse for our tests, that payor may reduce utilization or stop or lower payment at any time, which could reduce our revenues. For example, payment for diagnostic tests furnished to Medicare beneficiaries is made based on a fee schedule set by CMS. In recent years, payments under these fee schedules have decreased and may decrease more. We cannot predict whether or when third-party payors will cover our tests or offer adequate reimbursement to make them commercially attractive. Clinicians or patients may decide not to order our tests if third-party payments are inadequate, especially if ordering the test could result in financial liability for the patient.

Billing complexities associated with obtaining payment or reimbursement for our tests may negatively affect our revenues, cash flow and profitability.

Billing for clinical laboratory testing services is complex. In cases where we do not receive a fixed fee per test performed from a laboratory customer, we perform tests in advance of payment and without certainty as to the outcome of the billing process. In cases where we do receive a fixed fee per test from a laboratory customer, we may still have disputes over pricing and billing. We or our laboratory customers receive payment from individual patients and from a variety of payors, such as commercial insurance carriers, including managed care organizations and governmental programs, primarily Medicare. Each payor typically has different billing requirements, and the billing requirements of many payors have become increasingly stringent.

Among the factors complicating our billing of third-party payors are:

•	disputes among payors as to which party is responsible for payment;

•	disparity in coverage among various payors;

•	disparity in information and billing requirements among payors; and

•	incorrect or missing billing information, which is required to be provided by the prescribing physician.

These billing complexities, and the related uncertainty in obtaining payment for our tests, could negatively affect our revenues, cash flow and profitability.

Healthcare reform measures could hinder or prevent commercial success of our NMR LipoProfile test.

In March 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, known as the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Affordability Reconciliation Act of 2010, or the PPACA, which may have far-reaching consequences for most healthcare companies, including diagnostic companies like us. As a result of this new legislation, substantial changes could be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.

Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs, such as Medicare and Medicaid, the creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes.

Restructuring the coverage of medical care in the United States could impact the reimbursement for diagnostic tests like ours. If reimbursement for our diagnostic tests is substantially less than we or our clinical laboratory customers expect, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted. In addition, certain members of Congress have declared their intentions to repeal some or all of the PPACA, adding further uncertainty to the law’s future impact on us.

Regardless of the impact of PPACA on us, the U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including our NMR LipoProfile test, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies or other third-party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may compromise our ability to set prices at commercially attractive levels for the NMR LipoProfile test and other diagnostic tests that we may develop. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially diminish the sale of or inhibit the utilization of future diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve consistent profitability.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, relating to healthcare availability, methods of delivery or payment for diagnostic products and services, or sales, marketing or pricing, may also limit our potential revenues, and we may need to revise our research and development or commercialization programs. The pricing and reimbursement environment may change in the future and become more challenging for a number of reasons, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, in both the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect our ability to sell our diagnostic tests profitably. Some of these proposed and implemented reforms could result in reduced utilization or reimbursement rates for our diagnostic products.

Risks Related to Our Proprietary Technology

We have limited patent protection for the NMR LipoProfile test and the Vantera system and may have limited patent protection for future assays that we may develop. As a result, our intellectual property position may not adequately protect us from competitors for sales of our NMR LipoProfile test, the Vantera system or any future diagnostic tests we may develop.

A significant amount of our technology, especially regarding algorithmic processes used in the NMR LipoProfile test, is unpatented. Additionally, the majority of the technology used in our Vantera system is unpatented. As a result, we are dependent to a significant degree upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We also rely on copyrights and trademarks and confidentiality, licenses and invention assignment agreements to protect our intellectual property rights, as well as, to a more limited extent, patents.

In an effort to protect our trade secrets, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could significantly affect our competitive position. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

The patent covering elements of our NMR LipoProfile test that we previously licensed from North Carolina State University, or NCSU, expired in August 2011. The U.S. patent we previously licensed from Siemens Medical Systems expired in 2008. We also own or co-own a number of U.S. patents and patent applications. The claims of the issued U.S. patents owned by or licensed to us, and the claims of any patents which may issue in the future and be owned by or licensed to us, may not confer on us significant commercial protection against competing diagnostic products. Third parties may challenge, narrow, invalidate or circumvent any patents we own or license currently or in the future. Also, our pending patent applications may not issue, and we may not receive any additional patents. Our patents might not contain claims that are sufficiently broad to prevent others from utilizing our technologies. Further, because of the extensive time required for development, testing and regulatory review of a potential diagnostic product, it is possible that any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. Similar considerations apply in any other country where we file for patent protection relating to our technology. The laws of foreign countries may preclude issuance of patents or may not protect our patent rights to the same extent as do laws of the United States.

We also hold copyrights, including copyright registrations, on documentation and software for our NMR LipoProfile test and have a number of registered and unregistered trademarks, including a trademark for Vantera. However, these copyrights and trademarks may not provide competitive advantages for us, and our competitors may challenge or circumvent these copyrights and trademarks. Furthermore, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information. In addition, the laws of some foreign countries do not protect these types of proprietary rights to the same extent as the laws of the United States.

NMR spectroscopy technology, which we use in performing our NMR analyses, is not proprietary and is known in the scientific community generally, and it is possible to duplicate the methods we use to perform our diagnostic tests. Consequently, our competitors may independently develop competing diagnostic products that do not infringe our intellectual property.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities, including our current NMR LipoProfile test and our NMR-based technology platform, as well as any other diagnostic test resulting from these activities, may infringe or be claimed to infringe patents owned by other parties. There may also be patent applications that have been filed but not published that, when issued, could be asserted against us. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the diagnostic product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical diagnostics industry. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future diagnostic tests. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive and time-consuming.

Competitors may infringe our intellectual property, including our patents or the patents of our licensors. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our licensors or collaborators. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Risks Related to Government Regulation of Our Diagnostic Tests

Portions of our NMR LipoProfile test are subject to the FDA’s exercise of enforcement discretion, and any changes to the FDA’s policies with respect to this exercise of enforcement discretion could hurt our business.

Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory-developed tests, or LDTs. The laws and regulations governing the marketing of diagnostic products for use as LDTs are extremely complex and in many instances there are no significant regulatory or judicial interpretations of these laws. For instance, while the FDA maintains that LDTs are subject to the FDA’s authority as diagnostic medical devices under the Federal Food, Drug and Cosmetic Act, or FDCA, the FDA has generally exercised enforcement discretion and not enforced applicable regulations with respect to such tests.

We have obtained FDA clearance for several of the measurements that are reported as part of the NMR LipoProfile test, such as LDL-P, HDL-C and triglycerides, in order to support our strategy of decentralizing access to the test, which will be helpful in order to make our test commercially available for other laboratories to perform and to report patient results. However, some of the results reported as part of our NMR LipoProfile test are LDTs, including HDL-P, small LDL-P and LDL size, as well as a number of lipoprotein markers associated with insulin resistance and diabetes risk. We have not yet sought FDA clearance for these LDTs but currently intend to do so for some of these non-cleared portions of our test. In the event we were to not receive clearance for them, we would plan to continue to offer them as LDTs.

The FDA held a meeting in July 2010 during which it indicated that it intends to reconsider its policy of enforcement discretion and to begin drafting an oversight framework for LDTs. We cannot predict the extent of the FDA’s future regulation and policies with respect to LDTs and there can be no assurance that the FDA will not require us to obtain premarket clearance or approval for certain of the non-FDA cleared portions of our NMR LipoProfile test report. Nevertheless, if the FDA imposes significant changes to the regulation of LDTs, or if Congress were to pass legislation that more actively regulates LDTs and in vitro diagnostic tests, it could restrict our ability to provide the portions of our test that are not cleared by the FDA or potentially delay the launch of future tests.

While we believe that we are currently in material compliance with applicable laws and regulations, we cannot assure you that the FDA or other regulatory agencies would agree with our determination, and a determination that we have violated these laws, or a public announcement that we are being investigated for possible violation of these laws, could hurt our business and our reputation. A significant change in any of these laws, or the FDA’s interpretation of the scope of its enforcement discretion, may also require us to change our business model in order to maintain compliance with these laws.

If we are unable to comply with the requirements of the Clinical Laboratories Improvement Amendments of 1988 and state laws governing clinical laboratories or if we are required to expend significant additional resources to comply with these requirements, the success of our business could be threatened.

HHS has classified our NMR LipoProfile test as a high-complexity test under the Clinical Laboratories Improvement Amendments of 1988, commonly referred to as CLIA. Under CLIA, personnel requirements for laboratories conducting high-complexity tests are more stringent than those applicable to laboratories performing less complex tests. These personnel requirements require us to employ more experienced or more highly educated personnel and additional categories of employees, which increases our operating costs. If we fail to meet CLIA requirements, HHS or state agencies could require us to cease our NMR LipoProfile testing. Even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenues in doing so. Moreover, new interpretations of current regulations or future changes in regulations under CLIA may make it difficult or impossible for us to comply with our CLIA classification, which would significantly harm our business.

Many states in which our physician and laboratory clients are located, such as New York, have laws and regulations governing clinical laboratories that are more stringent than federal law and may apply to us even if we are not located, and do not perform our NMR LipoProfile test, in that state. We may also be subject to additional licensing requirements as we expand our sales and operations into new geographic areas, which could impair our ability to pursue our growth strategy.

If we are unable to obtain the required clearance of our Vantera system or currently non-cleared portions of our test from the FDA, we would not be able to pursue our strategy of deploying the system in clinical diagnostic laboratories in order to increase demand for our NMR LipoProfile test.

The FDA currently exercises discretion regarding the practice of laboratory science under the FDCA. The practice of laboratory science means a laboratory analyzing samples received from physicians and reporting results of the analysis to physicians and other healthcare professionals and includes the development of assays and the configuration and use of laboratory equipment to analyze samples. Because we currently use NMR analyzers for commercial purposes only at our own laboratory facility, we believe that our current activities are in compliance with the applicable regulations. Nonetheless, we submitted a 510(k) premarket notification for our current NMR analyzer and certain portions of our NMR LipoProfile test results and received FDA clearance in 2008. As part of its clearance, the FDA required a site-specific restriction to prevent the marketing, sale and distribution of the NMR clinical analyzer outside of our laboratory facility in Raleigh, North Carolina.

In order to commercially distribute our Vantera system to third-party laboratories, we believe that we will be required to obtain FDA market clearance under the 510(k) premarket notification process for medical devices without a site restriction. Because we previously submitted a 510(k) premarket notification for our current NMR clinical analyzer and received market clearance for it, it is possible that no premarket approval, or PMA, application would be required if we can successfully demonstrate to the FDA that the Vantera system is substantially equivalent to a predicate device, specifically our current NMR analyzer.

However, if the FDA determines that the Vantera system, together with our NMR LipoProfile test, is not substantially equivalent to a predicate device or that no suitable predicate exists, such as by reason of non-acceptance of our currently pending 510(k) notification for modifications to the software used to analyze the NMR spectrum and to calculate LDL-P, a further clinical validation, 510(k) de novo process, or PMA application would be required prior to marketing. A PMA application requires an applicant to prove the safety and effectiveness of a device to the FDA. The process of obtaining PMA approval is expensive and uncertain. If the FDA were to require a PMA application, we likely would be required to undertake a study to demonstrate the effectiveness of the device for use in diagnosing and managing cardiovascular disease risk, which would likely be time-consuming and costly. FDA approval of a PMA application usually takes from one to three years after submission, but it can take longer depending on the device, and the FDA may ultimately deny approval.

We plan to submit a new 510(k) premarket notification for the Vantera system without a site restriction in 2011. If the FDA were to limit the commercial distribution of, or refuse to grant 510(k) clearance to, the Vantera system, our future revenues will be adversely affected and we may not be able to pursue our continued growth strategy. We also currently intend to pursue 510(k) premarket notification for certain non-cleared portions of our test. If FDA clearance or approval of the Vantera system or such non-cleared portions of our test is delayed or does not occur, clinical diagnostic laboratories may be less willing to accept Vantera systems in their facilities. Furthermore, even if we do obtain FDA clearance for the commercial distribution of the Vantera system and currently non-cleared portions of our test, new premarket submissions for any modifications or enhancements we later make that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the test, would be required. We cannot be sure that clearance of a new 510(k) notification would be granted on a timely basis, or at all, or that FDA clearance processes will not involve costs and delays that could adversely affect our ability to pursue our growth strategy.

The NMR LipoProfile test is, and any other test for which we obtain marketing clearance or approval will be, subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Any test or medical device for which we obtain marketing clearance or approval, including the Vantera system, along with the manufacturing processes, labeling, advertising and promotional activities for such test or device, will be subject to continual requirements of, and review by, the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements relating to product labeling, advertising and promotion, and recordkeeping. Even if regulatory approval of a test or device is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval. In addition, approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the test or device. Discovery after approval of previously unknown problems with our tests, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on manufacturing processes;

•	restrictions on marketing of a test;

•	restrictions on distribution;

•	warning letters;

•	withdrawal of the test from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of tests;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions; or

•	imposition of civil or criminal penalties.

Our business is subject to other complex and sometimes unpredictable government regulations. If we or any of our clinical diagnostic laboratory customers fail to comply with these regulations, we could incur significant fines and penalties.

As a provider of clinical diagnostic testing products and services, we are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

•	test ordering and billing practices;

•	marketing, sales and pricing practices;

•	patient privacy, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	insurance;

•	anti-markup legislation; and

•	consumer protection.

We are also required to comply with FDA regulation of our manufacturing practices and adverse event reporting activities, and regulation by the FDA of our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC, under the Federal Trade Commission Act, or FTC Act. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of the FTC Act could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar postmarket regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA and FTC regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us. If we fail to comply with any existing or future regulations, restrictions or interpretations, we could incur significant fines and penalties.

If we or any of our clinical diagnostic laboratory customers are subject to an enforcement action involving false claims, kickbacks, physician self-referral or other federal or state fraud and abuse laws, we could incur significant civil and criminal sanctions and loss of reimbursement, which would hurt our business.

The government has made enforcement of the false claims, anti-kickback, physician self-referral and various other fraud and abuse laws a major priority. In many instances, private whistleblowers also are authorized to enforce these laws. Several clinical diagnostic laboratories and members of their management have been the subject of this enforcement scrutiny, which has resulted in very significant civil and criminal settlement payments. In most of these cases, private whistleblowers brought the allegations to the attention of federal enforcement agencies. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

Potential sanctions for violation of these statutes and regulations include significant fines and criminal penalties and the loss of various licenses, certificates and authorizations. Because of these potential sanctions, we carefully monitor our own compliance with federal and state fraud and abuse laws on an ongoing basis. However, we do not monitor the compliance of our clinical diagnostic laboratory customers with federal and state fraud and abuse laws. The loss of a license, certificate or authorization or a criminal conviction of us, one of our managing employees or one of our clinical diagnostic laboratory customers could lead to denial of the right to conduct business or exclusion from participation in federal or state healthcare programs. A suit or investigation initiated by the government or a whistleblower, or the imposition of any of these sanctions, could hurt our reputation and would likely involve significant expense. Any similar penalties imposed upon our laboratory customers could also materially harm our revenues and our reputation.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing products abroad, including our NMR LipoProfile test, Vantera and any new diagnostic tests we may develop.

We may in the future seek to market our NMR LipoProfile test, and potentially the Vantera system and any new diagnostic assays we may develop, outside the United States. In order to market these products in the European Union and many other jurisdictions, we must submit clinical data and comparative effectiveness data concerning our products and obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional clinical testing. The time required to obtain approval from foreign regulators may be longer than the time required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval.

In addition, in many countries outside the United States, it is required that our tests be approved for reimbursement before they can be approved for sale in that country. In some cases this may include approval of the price we intend to charge for our products, if approved. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA, but a failure to obtain, or a delay in obtaining, regulatory approval in one country may negatively affect the regulatory process in other countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize any tests in any market and therefore may not be able to pursue these revenue opportunities.

Risks Related to this Offering and Our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Although we intend to apply to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell the shares you purchase in this offering without depressing the market price for the common stock or to sell your shares at all.

The trading price of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for diagnostic companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	regulatory or legal developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	announcements by us of significant acquisitions, licenses, strategic partnerships, joint ventures or capital commitments;

•	market conditions in the diagnostic sector and issuance of securities analysts’ reports or recommendations;

•	sales of substantial amounts of our stock by insiders and large stockholders, or the expectation that such sales might occur;

•	general economic, industry and market conditions;

•	additions or departures of key personnel;

•	intellectual property, product liability or other litigation against us;

•	expiration or termination of our potential relationships with customers and strategic partners; and

•	the other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against clinical diagnostics companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

Equity research analysts do not currently provide research coverage of our common stock, and we cannot assure you that any equity research analysts will provide research coverage of our common stock after the completion of this offering. In particular, as a smaller company, it may be difficult for us to attract the interest of equity research analysts. A lack of research coverage may adversely affect the liquidity of and market price of our common stock. To the extent we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the pro forma net tangible book value per share of our common stock after this offering. Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price.

In addition, as of June 30, 2011, we had outstanding stock options to purchase an aggregate of 4,920,026 shares of common stock at a weighted-average exercise price of $1.96 per share and outstanding warrants to purchase an aggregate of 245,115 shares of our common stock, after giving effect to the conversion of preferred stock issuable upon the exercise of the warrants to common stock upon completion of this offering, at an exercise price of $4.35 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the              shares sold in this offering and              additional shares will be freely tradable,             additional shares of common stock will be eligible for sale in the public market beginning 90 days after the date of this prospectus, subject to volume, manner of sale and other limitations of Rule 144 and Rule 701, and              additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between some of our stockholders and the underwriters, which lock-up period is subject to potential extension in specified circumstances for up to an additional 34 days. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately              shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Additionally, after this offering, the holders of an aggregate of              shares of our common stock and              shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Once we register the issuance of these shares, they can be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

•	stockholders will not be permitted to take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that certain investors are willing to pay for our stock.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately     % of our outstanding common stock. These persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

We may need to raise additional capital after this offering, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

We cannot assure you that the proceeds of this offering will be sufficient to fully fund our business and growth strategy. We may need to raise additional funds through public or private equity or debt financing to continue to fund or expand our operations.

Our actual liquidity and capital funding requirements will depend on numerous factors, including:

•

the extent to which our tests, including the NMR LipoProfile test and other tests under development, are successfully developed, gain regulatory clearance and market acceptance and become and remain competitive;

•	our ability to obtain more extensive reimbursement for our tests;

•	our ability to collect our accounts receivable;

•	the costs and timing of further expansion of our sales and marketing activities and research and development activities; and

•	the timing and results of any regulatory approvals that we are required to obtain for our diagnostic assays.

Additional capital, if needed, may not be available on satisfactory terms, or at all. Furthermore, any additional capital raised through the sale of equity will dilute your ownership interest in us and may have an adverse effect on the price of our common stock. In addition, the terms of the financing may adversely affect your holdings or rights. Debt financing, if available, may include restrictive covenants.

If we are not able to obtain adequate funding when needed, we may have to delay development or commercialization of our diagnostic tests or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize ourselves. We also may have to reduce research and development, sales and marketing, customer support or other expenses. Any of these outcomes could harm our business.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.

We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may adversely affect our operating results.

As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and NASDAQ, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our expectation that, for the foreseeable future, substantially all of our revenues will be derived from the NMR LipoProfile test;

•	future demand for our NMR LipoProfile test and future tests, if any, that we may develop;

•	the factors that we believe drive demand for our NMR LipoProfile test and our ability to sustain such demand;

•	the size of the market for our NMR LipoProfile test;

•	our plans for the Vantera system and our expectations about completion of its development and the timing of its submission for regulatory clearance by the FDA;

•	the timing of our submissions of non-cleared portions of our NMR LipoProfile test to the FDA for clearance;

•	the potential impact resulting from any regulation of our NMR LipoProfile test or future tests, if any, that we may develop, by the FDA;

•	our plans for pursuing coverage and reimbursement for our NMR LipoProfile test;

•	the ability of our NMR LipoProfile test to impact treatment decisions;

•	plans for future diagnostic assays;

•	the capacity of our laboratory to process our NMR LipoProfile test;

•	our anticipated use of the net proceeds of this offering;

•	our plans for executive and director compensation for the future;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and

•	anticipated trends and challenges in our business and the market in which we operate.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of             shares of our common stock in this offering will be approximately $            million, or approximately $            million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to hire additional sales and marketing personnel and to support costs associated with increased sales and marketing activities;

•	approximately $ million for capital expenditures, including components of the Vantera system and other improvements to our laboratory infrastructure;

•	approximately $ million to fund our research and development programs, including the expansion of our diagnostic test menu based on the Vantera system;

•

approximately $5.2 million upon the closing of this offering to pay dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock, representing the amount that accrued through August 2, 2011, the date on which accrual of dividends ceased; and

•	the balance for other general corporate purposes, including general and administrative expenses and working capital.

In addition, we may use a portion of the net proceeds from this offering to acquire, invest in or license complementary products, technologies or businesses, but we currently have no agreements or commitments with respect to any potential acquisition, investment or license. We may allocate funds from other sources to fund some or all of these activities.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions.

Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on our ability to pay dividends or make distributions, including restrictions under the terms of the agreements governing our credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2011:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the conversion of the outstanding shares of our convertible preferred stock into an aggregate of 14,302,876 shares of our common stock, which will occur automatically upon the closing of this offering;

•	the payment of $5.1 million of accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock; and

•	the reclassification of the preferred stock warrant liability to additional paid-in-capital upon conversion of the preferred stock issuable upon exercise of such warrants into common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the payment of additional accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock upon the closing of this offering.

	As of June 30, 2011
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash and cash equivalents	$13,468	$8,361	$

Long-term debt, including current portion	$6,000	$6,000
Capital lease obligations, including current portion	—	—
Preferred stock warrant liability	498	—
Series D redeemable convertible preferred stock, $0.001 par value; 3,544,062 shares designated, 500,408 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	2,612	—
Series D-1 redeemable convertible preferred stock, $0.001 par value; 3,480,473 shares designated, 2,980,065 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	15,556	—
Series E redeemable convertible preferred stock, $0.001 par value; 5,059,330 shares designated, 4,617,602 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	20,203	—
Series F redeemable convertible preferred stock, $0.001 par value; 3,118,678 shares designated, 2,988,506 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	18,091	—
Stockholders’ (deficit) equity:
Series A convertible preferred stock, $0.001 par value; 300,000 shares designated, 229,088 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—
Series A-1 convertible preferred stock, $0.001 par value; 252,700 shares designated, 23,612 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—
Series B convertible preferred stock, $0.001 par value; 166,667 shares designated, 154,536 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—
Series B-1 convertible preferred stock, $0.001 par value; 159,536 shares designated, 5,000 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	0	—

	As of June 30, 2011
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Series C convertible preferred stock, $0.001 par value; 1,275,000 shares designated, 1,022,595 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	1	—
Series C-1 convertible preferred stock, $0.001 par value; 1,274,774 shares designated, 252,179 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	1	—
Preferred stock, $0.001 per share; no shares authorized, issued or outstanding, actual or pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value; 90,000,000 shares authorized, 3,458,035 shares issued and outstanding, actual; 90,000,000 shares authorized, 17,760,911 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	3	18
Additional paid-in-capital	7,953	59,794
Accumulated deficit	(49,504)	(49,504)

Total stockholders’ (deficit) equity	(41,546)	10,308

Total capitalization	$21,414	$16,308	$

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares of common stock outstanding in the table above does not include:

•

4,920,026 shares of our common stock issuable upon the exercise of stock options outstanding under our 1997 stock option plan and 2007 stock incentive plan as of June 30, 2011, at a weighted average exercise price of $1.96 per share;

•	245,115 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2011, at an exercise price of $4.35 per share; and

•	shares of our common stock to be reserved for future issuance under our equity incentive plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable convertible preferred stock by the number of outstanding shares of our common stock.

As of June 30, 2011, we had a deficit in net tangible book value of $(42.1) million, or approximately $(12.19) per share of common stock. On a pro forma basis, after giving effect to the conversion of the outstanding shares of our convertible preferred stock into shares of our common stock, the payment of accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock and the reclassification of the preferred stock warrant liability to equity immediately prior to the closing of this offering, our net tangible book value would have been approximately $             million, or approximately $             per share of common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and our use of a portion of the proceeds of this offering to pay additional accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert into common stock upon the closing of this offering, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $             per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Actual deficit in net tangible book value per share as of June 30, 2011	$(12.19)
Increase per share attributable to conversion of preferred stock and reclassification of preferred stock warrant liability

Pro forma net tangible book value per share before this offering
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering and the specified use of a portion of the proceeds thereof

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $            million, or approximately $            per share, and the dilution per share to investors participating in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase             additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $            per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors purchasing common stock in this offering would be $            per share.

The following table sets forth as of June 30, 2011, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased			Total consideration				Weighted average price per share
	Number	Percent		Amount		Percent
Existing stockholders	17,760,911		%		$59,286,867		%	$3.34
New investors

Total		100%		$		100%

If the underwriters exercise their option to purchase additional shares in full, the common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to             shares, or     % of the total number of shares of common stock outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $            million, and increase or decrease the percent of total consideration paid by new investors by             percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above excludes:

•

4,920,026 shares of our common stock issuable upon the exercise of stock options outstanding under our 1997 stock option plan and 2007 stock incentive plan as of June 30, 2011, at a weighted average exercise price of $1.96 per share;

•	245,115 shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2011, at an exercise price of $4.35 per share; and

•	shares of our common stock to be reserved for future issuance under our equity incentive plans.

To the extent that options or warrants are exercised, new options are issued under our equity benefit plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included later in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes.

We have derived the selected statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 from our audited financial statements that are included in this prospectus. We have derived the statement of operations data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements that are not included in this prospectus. We have derived the selected statement of operations data for the six months ended June 30, 2010 and 2011 and the selected balance sheet data as of June 30, 2011 from our unaudited financial statements that are included in this prospectus.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 14,302,876 shares of common stock. See Note 1 to our financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in any future period and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(Restated)
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$24,305	$24,758	$28,954	$34,713	$39,368	$19,366	$21,704
Cost of revenues	7,084	6,720	7,354	7,792	8,139	4,092	4,325

Gross profit	17,221	18,038	21,600	26,921	31,229	15,274	17,379
Operating expenses:
Research and development	6,764	9,293	7,245	6,156	7,276	3,374	3,871
Sales and marketing	10,349	10,010	12,137	12,990	15,246	7,083	10,198
General and administrative	5,967	5,593	5,964	7,020	7,331	3,702	4,065
Gain on extinguishment of other long-term liabilities	—	—	—	—	(2,700)	—	—

Total operating expenses	23,080	24,896	25,346	26,166	27,153	14,159	18,134

(Loss) income from operations	(5,859)	(6,858)	(3,746)	755	4,076	1,115	(755)
Total other (expense) income	(244)	1,366	112	(495)	220	27	(54)

(Loss) income before taxes	(6,103)	(5,492)	(3,634)	260	4,296	1,142	(809)
Income tax expense (benefit)	—	—	—	2	(16)	—	—

Net (loss) income	(6,103)	(5,492)	(3,634)	258	4,312	1,142	(809)
Accrual of dividends on redeemable convertible preferred stock	(427)	(1,040)	(1,040)	(1,040)	(1,040)	(520)	(520)
Undistributed earnings allocated to preferred stockholders	—	—	—	—	(2,655)	(506)	—

Net (loss) income attributable to common stockholders – basic	(6,530)	(6,532)	(4,674)	(782)	617	116	(1,329)
Undistributed earnings re-allocated to common stockholders	—	—	—	—	303	55	—

Net (loss) income attributable to common stockholders – diluted	$(6,530)	$(6,532)	$(4,674)	$(782)	$920	$171	$(1,329)

Net (loss) income attributable to common stockholders per share – basic	$(2.00)	$(1.99)	$(1.42)	$(0.24)	$0.19	$0.04	$(0.39)

Net (loss) income attributable to common stockholders per share – diluted	$(2.00)	$(1.99)	$(1.42)	$(0.24)	$0.16	$0.03	$(0.39)

Weighted average shares of common stock outstanding used in computing net (loss) income per share – basic	3,265,183	3,288,002	3,290,908	3,292,619	3,323,389	3,298,015	3,416,455

Weighted average shares of common stock outstanding used in computing net (loss) income per share – diluted	3,265,183	3,288,002	3,290,908	3,292,619	5,595,403	5,438,276	3,416,455

Pro forma net income (loss) per share of common stock – basic					$0.27		$(0.05)

Pro forma net income (loss) per share of common stock – diluted					$0.24		$(0.05)

Weighted average shares of common stock outstanding used in computing pro forma net income (loss) per share – basic					17,626,265		17,719,331

Weighted average shares of common stock outstanding used in computing pro forma net income (loss) per share – diluted					19,898,279		17,719,331

	As of December 31,					As of June 30, 2011
	2006	2007	2008	2009	2010
	(in thousands)
	(Restated)
Balance Sheet Data:
Cash and cash equivalents	$10,835	$7,770	$9,889	$12,045	$11,058	$13,468
Short-term investments	4,107	2,409	—	—	—	—
Accounts receivable, net	3,182	3,009	3,076	3,363	4,194	5,289
Total assets	23,717	18,037	17,348	19,509	20,141	25,167
Long-term debt, including current portion	2,642	187	2,000	3,000	1,200	6,000
Preferred stock warrant liability	1,751	785	901	1,104	597	498
Total liabilities	7,437	6,457	8,978	10,296	4,929	10,430
Redeemable convertible preferred stock and convertible preferred stock	49,549	51,125	52,362	53,599	55,845	56,464
Accumulated deficit	(44,137)	(49,629)	(53,265)	(53,007)	(48,695)	(49,504)
Total stockholders’ deficit	(33,267)	(39,542)	(43,990)	(44,385)	(40,632)	(41,546)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes to those statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are an in vitro diagnostic company committed to advancing patient care in cardiovascular, metabolic and other diseases using our innovative and proprietary technology platform based on nuclear magnetic resonance, or NMR. Our first diagnostic test, the NMR LipoProfile test, directly measures the number of low density lipoprotein, or LDL, particles for use in managing cardiovascular disease risk. The NMR LipoProfile test has been ordered over 6 million times, and the number of tests ordered has grown at a compound annual growth rate of approximately 30% from 2006 to 2010. The NMR LipoProfile test is reimbursed by a number of governmental and private payors who we believe collectively represent over 150 million covered lives.

We currently perform all NMR LipoProfile testing at our certified and accredited laboratory facilities in Raleigh, North Carolina. To accelerate clinician and clinical diagnostic laboratory adoption of the NMR LipoProfile test and future clinical assays, we plan to decentralize access to our technology platform through direct placement of our new Vantera system, an automated version of our NMR clinical analyzer, on site at clinical diagnostic laboratories and hospital outreach laboratories. The Vantera system is in the final stages of development, and we expect to complete external clinical validation in the summer of 2011 in support of an FDA submission. We plan to submit a 510(k) premarket clearance notification to the FDA for the Vantera system by the end of 2011, with a goal of making Vantera commercially available in 2012.

We believe that the inherent analytical advantages of NMR technology will also allow us to expand our diagnostic test menu. We are currently developing NMR-based assays for use in the prediction of diabetes, including the assessment of insulin resistance, and we are investigating opportunities to develop assays for other diseases.

We have incurred significant losses since our inception. As of June 30, 2011, our accumulated deficit was $49.5 million. We expect to incur significant operating losses this year and for the next several years as we seek to establish the NMR LipoProfile test as a clinical standard of care for managing a patient’s risk of cardiovascular disease.

Financial Operations Overview

Revenues

Substantially all of our revenues are currently derived from sales of our NMR LipoProfile test to clinical diagnostic laboratories, physicians and other healthcare professionals for use in patient care. For the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, sales of the NMR LipoProfile test represented approximately 82%, 85%, 87% and 92%, respectively, of our total revenues. The remainder of our revenues is derived from sales of standard analytical chemistry tests, which we refer to as ancillary tests, requested by clinicians in conjunction with our NMR LipoProfile test, as well as revenue from research contracts. Ancillary tests are FDA-approved blood tests that any clinical laboratory can process but that may be ordered from us at the same time as the NMR LipoProfile test for convenience. These tests are not run on our NMR technology platform, but instead are run on a traditional chemistry analyzer. We anticipate that the proportion of our revenues represented by sales of the NMR LipoProfile test will continue to increase as we increase the number of these tests performed for our customers.

The following table presents our revenues by service offering and source:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Revenues:
NMR LipoProfile tests	$23,659	$29,424	$34,394	$16,679	$19,861
Ancillary tests	3,588	4,182	3,425	1,930	1,237
Research contracts	1,707	1,107	1,549	757	606

Total revenues	$28,954	$34,713	$39,368	$19,366	$21,704

Our revenues are driven by both test volume and the average selling price of our NMR LipoProfile test. We expect to increase the proportion of our business conducted on a wholesale basis through clinical diagnostic laboratories as compared to our direct distribution channel in which clinicians order the test directly from us. For direct sales, the price we ultimately receive depends upon the level of reimbursement from Medicare or commercial insurance carriers. Clinical diagnostic laboratories purchase our test at prices that we negotiate with them. These clinical diagnostic laboratories are responsible for obtaining reimbursement from third-party payors or directly from patients. The average selling price of our tests sold to these laboratories is less than that for tests we sell directly to clinicians. We expect that our overall average selling price will continue to decline in the near future, as we increase the proportion of our business conducted on a wholesale basis through clinical diagnostic laboratories. However, we do not expect that our revenues, income from operations or liquidity will be materially affected by an erosion of average selling price due to changes in the payor mix, as we believe that the increase in test volumes through these laboratories and the number of laboratory customers offering our NMR LipoProfile tests will outweigh the impact of decreases in average selling price.

Our revenues from ancillary tests, while a diminishing portion of our business, are similarly dependent upon our rates of reimbursement from various payor sources. For example, Medicare reimbursement rates are established by the Centers for Medicare and Medicaid Services each year. Changes in Medicare reimbursement rates are dependent on a number of factors that we cannot predict. Reductions in reimbursement rates for these ancillary tests would reduce our overall revenues from these tests.

Cost of Revenues and Operating Expenses

We allocate certain overhead expenses, such as rent, utilities, and depreciation of general office assets to cost of revenues and operating expense categories based on headcount and facility usage. As a result, an overhead expense allocation is reflected in cost of revenues and each operating expense category.

Cost of Revenues and Gross Margin

Cost of revenues consists of direct labor expenses, including employee benefits and stock-based compensation expenses, cost of laboratory supplies, freight costs, royalties paid under license agreements, depreciation of laboratory equipment, leasehold improvements and certain allocated overhead expenses. During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, our cost of revenues represented approximately 25%, 22%, 21% and 20%, respectively, of our total revenues.

Our gross profit represents total revenues less the cost of revenues, and gross margin is gross profit expressed as a percentage of total revenues. Our gross margins were approximately 75%, 78%, 79% and 80%, respectively, for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011. We expect our overall cost of revenues to increase in absolute dollars as we continue to increase our volume of tests performed. However, we also believe that we can achieve certain efficiencies in our laboratory operations through these increased test volumes that can help maintain our overall margins.

Research and Development Expenses

Our research and development expenses include those costs associated with performing research and development activities, such as personnel-related expenses, including stock-based compensation, fees for contractual and consulting services, travel costs, laboratory supplies and allocated overhead expenses. We expense all research and development costs as incurred.

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, our research and development expenses represented approximately 25%, 18%, 18% and 18%, respectively, of our total revenues. We expect that our overall research and development expenses will continue to increase in absolute dollars as we prepare for submission of the Vantera system for FDA clearance and develop additional in vitro diagnostic assay candidates.

Sales and Marketing Expenses

Our sales and marketing expenses include costs associated with our sales organization, including our direct sales force and sales management, and our marketing, managed care and business development personnel. These expenses consist principally of salaries, commissions, bonuses and employee benefits for these personnel, including stock-based compensation, as well as travel costs related to sales and marketing activities, marketing and medical education activities and allocated overhead expenses. We expense all sales and marketing costs as incurred.

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, our sales and marketing expenses represented approximately 42%, 37%, 39% and 47%, respectively, of our total revenues. We expect our sales and marketing costs to increase, both in absolute dollars as well as a percentage of our total revenues, as we expand our sales force, increase our geographic presence, and increase marketing and medical education to drive awareness and adoption of the NMR LipoProfile test.

General and Administrative Expenses

Our general and administrative expenses include costs for our executive, accounting and finance, legal, and human resources functions. These expenses consist principally of salaries, bonuses and employee benefits for the personnel included in these functions, including stock-based compensation and professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses, and bad debt expense. We expense all general and administrative expenses as incurred.

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, our general and administrative expenses represented approximately 21%, 20%, 19% and 19%, respectively, of our total revenues. We expect that our general and administrative expenses will increase after this offering, primarily due to the costs of operating as a public company, such as additional legal, accounting and corporate governance expenses, including expenses related to compliance with the Sarbanes-Oxley Act of 2002, directors’ and officers’ insurance premiums and investor relations expenses.

Other Income (Expense)

Interest income consists of interest earned on our cash and cash equivalents. During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, this income has not been material, although we expect our interest income to increase following this offering as we invest the net proceeds from the offering.

Interest expense consists primarily of interest expense on our loan balances and the amortization of debt discounts and debt issuance costs. We amortize debt issuance costs over the life of the loan and report them as interest expense in our statements of operations.

We currently have a term loan from Square 1 with an outstanding balance of $6.0 million as of June 30, 2011. This loan carries a variable annual interest rate equal to the greater of 7.25% or the prime rate plus 3.75%. We also have a revolving line of credit with Square 1 under which we may borrow up to an additional $4.0 million, depending on the level of our accounts receivable. Borrowings under this line of credit carry a variable annual interest rate equal to the greater of 6.25% or the prime rate plus 3.0%. To date, we have not drawn down on the revolving line of credit.

Other income and expense primarily consists of costs incurred as a result of changes in the fair value of our preferred stock warrant liability and gains and losses on sale of assets. The fair value of preferred stock warrants is re-measured each reporting period and changes in fair value are recognized in other income (expense). Upon completion of this offering, the preferred stock warrants will automatically convert into warrants to purchase common stock and no further changes in fair value will be recognized in other income (expense).

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2011

The following table sets forth, for the periods indicated, the amounts of certain components of our statements of operations and the percentage of total revenues represented by these items, showing period-over-period changes.

	Six Months Ended June 30,				Period-to-Period Change
	2010	% of Revenues	2011	% of Revenues	Amount	Percentage
	(in thousands, except for percentages)
Revenues	$19,366	100.0%	$21,704	100.0%	$2,338	12.1%
Cost of revenues	4,092	21.1	4,325	19.9	233	5.7

Gross profit	15,274	78.9	17,379	80.1	2,105	13.8
Operating expenses:
Research and development	3,374	17.4	3,871	17.8	497	14.7
Sales and marketing	7,083	36.6	10,198	47.0	3,115	44.0
General and administrative	3,702	19.1	4,065	18.7	363	9.8

Total operating expenses	14,159	73.1	18,134	83.6	3,975	28.1

Income (loss) from operations	1,115	5.8	(755)	(3.5)	(1,870)	*
Total other income (expense)	27	0.1	(54)	(0.2)	(81)	*

Income (loss) before taxes	1,142	5.9	(809)	(3.7)	(1,951)	*
Income tax expense (benefit)	—	—	—	—	—	—

Net income (loss)	$1,142	5.9%	$(809)	(3.7)%	$(1,951)	*	%

*	Percentage not meaningful

Revenues

Total revenues increased by 12.1%, to $21.7 million for the six months ended June 30, 2011 from $19.4 million for the six months ended June 30, 2010. Revenues from sales of our NMR LipoProfile test increased to $19.9 million for the six months ended June 30, 2011 from $16.7 million for the six months ended June 30, 2010, resulting from growth in the number of NMR LipoProfile tests sold, particularly to our clinical diagnostic laboratory customers. This growth reflected the impact of an increase in the number of our sales representatives and greater geographic coverage of our sales force, and volume growth attributable to recently acquired clinical diagnostic laboratory customers such as Health Diagnostic Laboratory, Inc., as well as increased market acceptance of our test.

The overall number of NMR LipoProfile tests increased by 34.6% to approximately 692,000 tests for the six months ended June 30, 2011 from approximately 514,000 tests for the six months ended June 30, 2010. The overall average selling price of NMR LipoProfile tests decreased 11.5%, to $28.68 for the six months ended June 30, 2011 from $32.42 for the six months ended June 30, 2010. This decrease in average selling price was the result of a continuing shift in payor mix toward clinical laboratory customers.

Revenues from sales of ancillary tests decreased from $1.9 million for the six months ended June 30, 2010 to $1.2 million for the six months ended June 30, 2011. The decrease in revenues from ancillary tests was primarily driven by the shift in testing mix and an overall reduction of reimbursement rates from Medicare.

Revenues from our clinical research clients were approximately $0.8 million and $0.6 million for the six-month periods ended June 30, 2010 and 2011, respectively.

Cost of Revenues and Gross Margin

Cost of revenues increased by 5.7%, to $4.3 million for the six months ended June 30, 2011 from $4.1 million for the six months ended June 30, 2010. This increase resulted primarily from the increase in the number of NMR LipoProfile tests sold to patient care clients during the six months ended June 30, 2011. This additional testing volume resulted in increased freight and material costs and increased royalties payable to licensors. It also required additional personnel, which increased our compensation and benefit costs. As a percentage of total revenues, gross margin increased to 80.1% for the six months ended June 30, 2011 from 78.9% for the six months ended June 30, 2010. The improvement in gross margin resulted primarily from increased sales volume coupled with operating efficiencies in our clinical laboratory.

Research and Development Expenses

Research and development expenses increased by 14.7%, to $3.9 million for the six months ended June 30, 2011 from $3.4 million for the six months ended June 30, 2010. This increase was primarily the result of $0.7 million in higher salaries and benefits, including stock-based compensation expense, from increased headcount within our research and development function. The total number of our research and development employees increased to 34 at June 30, 2011 from 29 at June 30, 2010. This increase was partially offset by $0.2 million in lower spending associated with contract services due to lower utilization of external consultants in the development of our Vantera system. As a percentage of total revenues, research and development expenses increased slightly to 17.8% for the six months ended June 30, 2011, as compared to 17.4% for the six months ended June 30, 2010.

Sales and Marketing Expenses

Sales and marketing expenses increased by 44.0%, to $10.2 million for the six months ended June 30, 2011 from $7.1 million for the six months ended June 30, 2010. This increase reflected $1.9 million in higher compensation and benefits costs as a result of the growth and expansion of our sales organization and $0.8 million in additional spending associated with travel and entertainment-related expenses as a result of the growth and expansion of our sales organization, as well as $0.3 million in higher marketing expenses associated with our market awareness efforts and medical education. The total number of our sales and marketing employees increased to 69 at June 30, 2011 from 50 at June 30, 2010. As a percentage of total revenues, sales and marketing expenses increased to 47.0% for the six months ended June 30, 2011 from 36.6% for the six months ended June 30, 2010. The increased sales and marketing expenses as a percentage of total revenues resulted primarily from the expansion of our sales force as we increased our geographic presence.

General and Administrative Expenses

General and administrative expenses increased by 9.8%, to $4.0 million for the six months ended June 30, 2011 from $3.7 million for the six months ended June 30, 2010. This increase was attributable to a $0.3 million increase in consulting and other professional fees associated with the appointment of new members to the board of directors during 2011, legal and accounting expenses incurred in connection with this offering that were not capitalized as deferred offering costs and additional contracted labor costs within our finance department. We also experienced $0.2 million in higher salaries and benefits, including stock-based compensation, from increased headcount within our general and administrative function. The total number of our general and administrative employees increased to 28 at June 30, 2011 from 26 at June 30, 2010. As a percentage of total revenues, general and administrative expenses decreased to 18.7% for the six months ended June 30, 2011 from 19.1% for the six months ended June 30, 2010. This increase was partially offset by the $0.2 million in lower bad debt expense.

Our bad debt expense was $0.7 million for the six months ended June 30, 2011 and $0.9 million for the six months ended June 30, 2010. As a percentage of total revenues, bad debt expense decreased to 3.3% for the six months ended June 30, 2011 from 4.6% for the six months ended June 30, 2010. The decrease in bad debt expense as a percentage of total revenues resulted primarily from the shift of our customer base towards clinical diagnostic laboratories, from which we typically experience improved collection rates.

Other Income (Expense)

Other income (expense) changed by $81,000, to an expense of $54,000 for the six months ended June 30, 2011 from income of $27,000 for the six months ended June 30, 2010. The change was primarily attributable to a $59,000 loss for extinguishment of debt during the first quarter of 2011 that we recognized as a result of refinancing our credit facility with Square 1, as well as a $34,000 increase in interest expense compared to the prior year period, due to higher principal amounts outstanding on our indebtedness during the respective periods. The increase in expense was partially offset by the change in fair value of our preferred stock warrant liability during the respective periods.

Comparison of Years Ended December 31, 2009 and 2010

The following table sets forth, for the periods indicated, the amounts of certain components of our statements of operations and the percentage of total revenues represented by these items, showing period-over-period changes.

	Year Ended December 31,				Period-to-Period Change
	2009	% of Revenues	2010	% of Revenues	Amount	Percentage
	(in thousands, except for percentages)
Revenues	$34,713	100.0%	$39,368	100.0%	$4,655	13.4%
Cost of revenues	7,792	22.4	8,139	20.7	347	4.5

Gross profit	26,921	77.6	31,229	79.3	4,308	16.0
Operating expenses:
Research and development	6,156	17.7	7,276	18.5	1,120	18.2
Sales and marketing	12,990	37.4	15,246	38.7	2,256	17.4
General and administrative	7,020	20.2	7,331	18.6	311	4.4
Gain on extinguishment of other long-term liabilities	—	—	(2,700)	(6.9)	(2,700)	*

Total operating expenses	26,166	75.4	27,153	69.0	987	3.8

Income from operations	755	2.2	4,076	10.4	3,321	439.9
Total other income (expense)	(495)	(1.4)	220	0.6	715	*

Income before taxes	260	0.7	4,296	10.9	4,036	1,552.3
Income tax expense (benefit)	2	0.0	(16)	(0.0)	(18)	*

Net income	$258	0.7%	$4,312	11.0%	$4,054	1,571.3%

*	Percentage not meaningful

Revenues

Total revenues increased by 13.4%, to $39.4 million for the year ended December 31, 2010 from $34.7 million for the year ended December 31, 2009. Revenues from sales of our NMR LipoProfile test increased to $34.4 million for the year ended December 31, 2010 from $29.4 million for the year ended December 31, 2009, resulting from growth in the number of NMR LipoProfile tests sold, particularly to our clinical diagnostic laboratory customers. This growth reflected the impact of an increase in the number of our sales representatives and greater geographic coverage of our sales force, as well as increased acceptance of our test.

The overall number of NMR LipoProfile tests increased by 23.2% to approximately 1.1 million tests for the year ended December 31, 2010 from approximately 882,000 tests for the year ended December 31, 2009. The overall average selling price of NMR LipoProfile tests decreased 5.7%, to $31.60 for the year ended December 31, 2010 from $33.50 for the year ended December 31, 2009. This decrease in average selling price was the result of a continuing shift in payor mix toward clinical laboratory customers.

Revenues from sales of ancillary tests decreased from $4.2 million for the year ended December 31, 2009 to $3.4 million for the year ended December 31, 2010. The decrease in revenues from these ancillary tests was primarily driven by the shift in our payor mix.

Revenues from our clinical research clients increased from $1.1 million for the year ended December 31, 2009 to $1.5 million for the year ended December 31, 2010.

Cost of Revenues and Gross Margin

Cost of revenues increased by 4.5%, to $8.1 million for the year ended December 31, 2010 from $7.8 million for the year ended December 31, 2009. This increase resulted primarily from the increase in the number of NMR LipoProfile tests sold to patient care and research clients during the year ended December 31, 2010. This additional testing volume resulted in increased freight and material costs and required additional personnel, which increased our compensation and benefits costs. As a percentage of total revenues, gross margin increased to 79.3% for the year ended December 31, 2010 from 77.6% from the year ended December 31, 2009. The improvement experienced in gross margin resulted primarily from increased sales volume coupled with operating efficiencies and an increase in our production capacity utilization.

Research and Development Expenses

Research and development expenses increased by 18.2%, to $7.3 million for the year ended December 31, 2010 from $6.2 million for the year ended December 31, 2009. This increase resulted primarily from $0.9 million of higher compensation and benefits costs, including relocation and recruiting fees, due to increased headcount within our research and development department. The total number of our research and development employees increased to 32 at December 31, 2010 from 28 at December 31, 2009. We also incurred approximately $0.2 million in additional costs associated with contract services for the continued development of our Vantera system. As a percentage of total revenues, research and development expenses increased to 18.5% for the year ended December 31, 2010 from 17.7% for the year ended December 31, 2009.

Sales and Marketing Expenses

Sales and marketing expenses increased by 17.4%, to $15.2 million for the year ended December 31, 2010 from $13.0 million for the year ended December 31, 2009. This increase reflected an increase of $1.3 million in compensation and benefits costs and an increase of $1.0 million in travel and entertainment-related expenses as a result of the growth and expansion of our sales organization, as well as higher marketing expenses associated with market awareness and medical education. The total number of our sales and marketing employees increased to 61 at December 31, 2010 from 44 at December 31, 2009. We also incurred additional costs associated with contract services for increased marketing and market research efforts as we refined our overall product offering message and marketing program effectiveness. As a percentage of total revenues, sales and marketing expenses increased to 38.7% for the year ended December 31, 2010 from 37.4% for the year ended December 31, 2009.

General and Administrative Expenses

General and administrative expenses increased by 4.4%, to $7.3 million for the year ended December 31, 2010 from $7.0 million for the year ended December 31, 2009. This increase was primarily due to an increase in compensation and benefits costs, including stock-based compensation, attributable to general and administrative personnel. As a percentage of total revenues, general and administrative expenses decreased to 18.6% for the year ended December 31, 2010 from 20.2% for the year ended December 31, 2009.

Bad debt expense remained constant at $1.8 million for each of the years ended December 31, 2010 and 2009. As a percentage of total revenues, bad debt expense decreased to 4.4% for the year ended December 31, 2010 from 5.2% for the year ended December 31, 2009. The decrease in bad debt expense as a percentage of total revenues resulted from improved collection trends due to process improvement programs within our billing department, coupled with the shift in our customer base towards clinical diagnostic laboratories.

Gain on Extinguishment of Other Long-Term Liabilities

In September 2010, we were released from a $2.7 million payment obligation to a third-party contractor for prior research and development services. We recorded the release of this liability as a gain on extinguishment of other long-term liabilities within the operating expenses section of our statement of operations for the year ended December 31, 2010.

Other Income (Expense)

Other income (expense) changed by $0.7 million, to income of $0.2 million for the year ended December 31, 2010 from expense of $0.5 million for the year ended December 31, 2009. The improvement was primarily attributable to a $0.4 million decrease in the fair value of our preferred stock warrant liability during the year, combined with a $0.1 million decrease in interest expense due to lower principal amounts outstanding on our indebtedness.

Comparison of Years Ended December 31, 2008 and 2009

The following table sets forth, for the periods indicated, the amounts of certain components of our statements of operations and the percentage of total revenues represented by these items, showing period-over-period changes.

	Year Ended December 31,				Period-to-Period Change
	2008	% of Revenues	2009	% of Revenues	Amount	Percentage
	(in thousands, except for percentages)
Revenues	$28,954	100.0%	$34,713	100.0%	$5,759	19.9%
Cost of revenues	7,354	25.4	7,792	22.4	438	6.0

Gross profit	21,600	74.6	26,921	77.6	5,321	24.6
Operating expenses:
Research and development	7,245	25.0	6,156	17.7	(1,089)	(15.0)
Sales and marketing	12,137	41.9	12,990	37.4	853	7.0
General and administrative	5,964	20.6	7,020	20.2	1,056	17.7

Total operating expenses	25,346	87.5	26,166	75.4	820	3.2

(Loss) income from operations	(3,746)	(12.9)	755	2.2	4,501	*
Total other income (expense)	112	0.4	(495)	(1.4)	(607)	*

(Loss) income before taxes	(3,634)	(12.6)	260	0.7	3,894	*
Income tax expense	—	—	2	0.0	2	0.0

Net (loss) income	$(3,634)	(12.6)%	$258	0.7%	$3,892	* %

*	Percentage not meaningful

Revenues

Total revenues increased by 19.9%, to $34.7 million for the year ended December 31, 2009 from $29.0 million for the year ended December 31, 2008. Revenues from sales of our NMR LipoProfile test increased to $29.4 million for the year ended December 31, 2009 from $23.7 million for the year ended December 31, 2008, resulting from growth in the number of NMR LipoProfile tests sold, particularly to our clinical diagnostic laboratory customers. This growth reflected the impact of an increase in the number of our sales representatives and greater geographic coverage of our sales force, as well as increased acceptance of our test.

The overall number of NMR LipoProfile tests increased by 32.4% to approximately 882,000 tests for the year ended December 31, 2009 from approximately 666,000 tests for the year ended December 31, 2008. The overall average selling price of NMR LipoProfile tests decreased 6.7%, to $33.50 for the year ended December 31, 2009 from $35.90 for the year ended December 31, 2008. This decrease in average selling price was the result of a continuing shift in payor mix toward clinical laboratory customers.

Revenues from sales of ancillary tests increased from $3.6 million for the year ended December 31, 2008 to $4.2 million for the year ended December 31, 2009. The increase in revenues from these ancillary tests was primarily driven by the shift in our payor mix.

Revenues from our clinical research clients decreased from $1.7 million for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009.

Cost of Revenues and Gross Margin

Cost of revenues increased by 6.0%, to $7.8 million for the year ended December 31, 2009 from $7.4 million for the year ended December 31, 2008. This increase resulted primarily from the increased number of NMR LipoProfile tests and other ancillary tests sold to patient care clients during the year. This additional testing volume resulted in increased freight and material costs, increased royalty costs to our licensors, and required additional personnel, which increased our compensation and benefits costs. As a percentage of total revenues, gross margin increased to 77.6% for the year ended December 31, 2009 from 74.6% from the year ended December 31, 2008. Our improvement in gross margin resulted primarily from increased test volume, combined with operating efficiencies and increased production capacity utilization.

Research and Development Expenses

Research and development expenses decreased by 15.0%, to $6.2 million for the year ended December 31, 2009 from $7.2 million for the year ended December 31, 2008. This decrease was due primarily to $1.7 million in lower costs associated with contract services for the development of our Vantera system in 2009 compared to 2008. The decrease was partially offset by an increase of $0.6 million for personnel costs resulting from increases in headcount within our research and development department. The total number of our research and development employees increased to 28 at December 31, 2009 from 24 at December 31, 2008. As a percentage of total revenues, research and development expenses decreased to 17.7% for the year ended December 31, 2009 from 25.0% for the year ended December 31, 2008.

Sales and Marketing Expenses

Sales and marketing expenses increased by 7.0%, to $13.0 million for the year ended December 31, 2009 from $12.1 million for the year ended December 31, 2008. This increase reflected increased compensation and benefit costs of $0.2 million due to the expansion in our sales force in the second half of 2008, as well as $0.5 million of spending associated with increased marketing efforts. As a percentage of total revenues, sales and marketing expenses decreased to 37.4% for the year ended December 31, 2009 from 41.9% for the year ended December 31, 2008.

General and Administrative Expenses

General and administrative expenses increased by 17.7%, to $7.0 million for the year ended December 31, 2009 from $6.0 million for the year ended December 31, 2008. This increase was primarily due to increases of $0.7 million in compensation and benefits costs, including stock-based compensation, attributable to general and administrative personnel and higher bonus payouts as a result of our financial results exceeding our targets. As a percentage of total revenues, general and administrative expenses decreased to 20.2% for the year ended December 31, 2009 from 20.6% for the year ended December 31, 2008.

Bad debt expense was $1.8 million for the year ended December 31, 2009 and $1.4 million for the year ended December 31, 2008. As a percentage of total revenues, bad debt expense increased to 5.2% for the year ended December 31, 2009 from 4.8% for the year ended December 31, 2008. The increase in bad debt expense as a percentage of total revenues resulted from payor mix. We experienced a higher percentage of our outstanding accounts receivable with commercial insurance carriers and Medicare in 2009 as compared to the prior year.

Other Income (Expense)

Other income (expense) changed by $0.6 million, to an expense of $0.5 million for the year ended December 31, 2009 from income of $0.1 million for the year ended December 31, 2008. The change was primarily attributable to a $0.2 million increase in the fair value of our preferred stock warrant liability during the year, a $0.2 million increase in interest expense due to additional borrowings under our credit facility and a $0.2 million decrease in interest income due to investments in lower interest-generating securities.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations principally through private placements of our capital stock, bank borrowings and, during 2009 and 2010, cash flows from operations. We have raised approximately $58.7 million from the sale of common stock and convertible preferred stock to third parties. The last of these equity financing transactions occurred in 2006.

In February 2008, we entered into a credit facility with Square 1 that provided for a term loan of $4.5 million and a revolving line of credit of up to $3.0 million. We have entered into a series of amendments to this credit facility with Square 1 to, among other things, increase the term loan to $6.0 million and the revolving line of credit capacity to $4.0 million. Interest on the term loan accrues at a variable annual rate equal to the greater of 7.25%, or the prime rate plus 3.75%. Interest on amounts borrowed under the line of credit accrues at a variable annual rate equal to the greater of 6.25%, or prime rate plus 3.00%. We are required only to make interest payments on the term loan through December 31, 2011. Repayment of principal amounts due under the term loan will commence in January 2012 and will continue thereafter in 30 monthly installments through June 2014. As of June 30, 2011, the full $6.0 million was owed under the term loan, and no amounts were outstanding under the revolving line of credit. Any amounts borrowed under the revolving line of credit would be due in full on March 29, 2012.

Borrowings under the Square 1 credit facility are secured by substantially all of our assets other than our non-copyright intellectual property. The credit facility includes a number of financial and other covenants relating to, among other things, a monthly liquidity ratio, revenue requirements and submission of our 510(k) premarket notification to the FDA for Vantera by December 31, 2011. We are currently in compliance with all required covenants in the Square 1 credit facility.

In connection with the credit facility, as amended to date, we have issued warrants to Square 1 to purchase an aggregate of 88,793 shares of our Series F redeemable convertible preferred stock at an exercise price of $4.35 per share. Upon the closing of this offering, if not exercised, the warrants will automatically become warrants to purchase common stock.

Cash and Cash Equivalents

The following table summarizes our cash and cash equivalents, accounts receivable and cash flows for the periods indicated:

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cash and cash equivalents	$9,889	$12,045	$11,058	$11,372	$13,468
Accounts receivable, net	3,076	3,336	4,194	3,826	5,289

Operating activities	(1,390)	1,637	1,143	114	(1,330)
Investing activities	1,651	(451)	(1,209)	(765)	(515)
Financing activities	1,859	970	(921)	(22)	4,255

Net increase (decrease) in cash and cash equivalents	$2,120	$2,156	$(987)	$(673)	$2,410

Our cash and cash equivalents at June 30, 2011 were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit accounts, certificates of deposit and money market funds that are currently providing only a minimal return.

Restricted cash, which totaled $1.5 million at December 31, 2010 and June 30, 2011 and is not included in cash and cash equivalents, consists primarily of certificates of deposit that secure letters of credit related to operating leases for our office and laboratory space.

Cash Flows for the Six Months Ended June 30, 2010 and 2011

Operating Activities

Net cash used in operating activities was $1.3 million during the six months ended June 30, 2011, which included a net loss of $0.8 million, partially offset by non-cash items of $0.6 million. We also had a net cash outflow of $1.1 million from changes in operating assets and liabilities during the period. The change in operating assets and liabilities was primarily driven by an increase in our accounts receivable of $1.1 million as a result of the growth in our revenues.

Net cash provided by operating activities was $0.1 million during the six months ended June 30, 2010, which included net income of $1.1 million, coupled with non-cash items of $0.5 million. We also had a net cash outflow of $1.6 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities included an increase in accounts receivable of $0.5 million, an increase in prepaid expenses of $0.2 million, a decrease in current liabilities of $0.9 million and a decrease in long-term liabilities of $44,000. The increase in accounts receivable was attributable primarily to the growth in our revenues. The decreases in accounts payable and other current liabilities were related to lower professional fees, other expenses and accrued bonuses and commissions.

Investing Activities

Net cash used in investing activities was $0.5 million and $0.8 million for the six months ended June 30, 2011 and 2010, respectively. The amounts related primarily to purchases of property and equipment and costs incurred in connection with maintaining our patent and trademark portfolio. The purchases of property and equipment during the first six months of 2011 and 2010 were primarily for hardware components purchased from third- party manufacturers for the Vantera system not yet put into service. The capitalized patent and trademark costs during the first six months of 2011 and 2010 were primarily for pending international patent applications.

Financing Activities

Net cash provided by financing activities was $4.3 million during the six months ended June 30, 2011, consisting primarily of $6.0 million in new proceeds from the refinancing of our long-term debt with Square 1 and $0.1 million in proceeds from exercises of stock options, offset by repayment in full of our prior long-term debt in the amount of $1.2 million and $0.7 million of deferred offering costs incurred in connection with our proposed initial public offering.

Net cash used in financing activities was $22,000 during the six months ended June 30, 2010, consisting primarily of term loan repayments of $0.9 million and capital leases repayments of $31,000, partially offset by net proceeds of $0.9 million from exercises of stock options and preferred stock warrants and a net cash inflow of $11,000 from changes in deferred financing costs and restricted cash.

Cash Flows for the Years Ended December 31, 2008, 2009 and 2010

Operating Activities

Net cash provided by operating activities was $1.1 million during the year ended December 31, 2010, which included net income of $4.3 million, partially offset by net non-cash items of $(1.9) million. Non-cash items for the year ended December 31, 2010 consisted primarily of a $2.7 million gain on extinguishment of other long-term liabilities and a $0.4 million increase in the fair value of our preferred stock warrant liability, offset by depreciation and amortization expense of $0.6 million and stock-based compensation expense of $0.6 million. We also had a net cash outflow from changes in operating assets and liabilities of $1.3 million during the year. The significant items in the changes in operating assets and liabilities included an increase of $0.8 million in accounts receivable and an increase of $0.2 million in prepaid expenses, a decrease of $0.2 million in accounts payable and other current liabilities, and a decrease of $0.1 million in other long-term liabilities. The increase in accounts receivable was due primarily to the growth in our revenues.

Net cash provided by operating activities was $1.6 million during the year ended December 31, 2009, which included net income of $0.3 million and non-cash items of $1.5 million. Non-cash items for the year ended December 31, 2009 consisted primarily of depreciation and amortization expense of $0.8 million, stock-based compensation expense of $0.6 million and an increase in the fair value of our preferred stock warrant liability of $0.2 million. We also had a net cash outflow from changes in operating assets and liabilities of $0.2 million during the year. The significant items in the changes in operating assets and liabilities included an increase of $0.3 million in accounts receivable partially offset by an increase of $0.2 million in accounts payable and other current liabilities. The increase in accounts receivable was due primarily to the growth in our revenues.

Net cash used in operating activities was $1.4 million during the year ended December 31, 2008, which included a net loss of $3.6 million, partially offset by non-cash items of $1.8 million. Non-cash items for the year ended December 31, 2008 consisted primarily of depreciation and amortization expense of $1.1 million, stock-based compensation expense of $0.4 million and a loss on sale of property and equipment of $0.2 million. We also had a net cash inflow of $0.4 million from changes in operating assets and liabilities during the year, primarily the result of an increase in accounts payable, accrued expenses and other current liabilities of $0.5 million. The increase in accounts payable was due primarily to increased expenditures for materials, freight and contract services to support an increase in test volume. The increase in accrued liabilities was primarily attributable to accrued incentive compensation and bonuses as a result of our financial performance in 2008 exceeding our target amounts.

The growth in our number of NMR LipoProfile tests performed, the impact of other revenue and expenses and the timing and amount of future working capital changes will affect the future amount of cash used in or provided by operating activities.

Investing Activities

Net cash used in investing activities was $1.2 million and $0.5 million for the years ended December 31, 2010 and 2009, respectively. The amounts related primarily to purchases of property and equipment and patent and trademark costs. The purchases of property and equipment during the year ended December 31, 2010 were primarily for computer and furniture for general office use due to increased headcount, leasehold improvements related to our facilities and equipment used in test production, while the purchases of property and equipment during the year ended December 31, 2009 were primarily for hardware components purchased from third-party manufacturers for the Vantera system not yet put into service. The capitalized patent and trademark costs during the year ended December 31, 2010 and 2009 were primarily for pending international patent applications.

Net cash provided by investing activities was $1.7 million for the year ended December 31, 2008. The amounts related primarily to net sales of short-term investments of $2.4 million, partially offset by purchases of property and equipment of $0.7 million. As a result of lower interest rates and the deteriorating market conditions experienced in early 2008, we liquidated all of our holdings in short-term investments and invested in more stable and highly liquid investments. The purchases of property and equipment during the year ended December 31, 2008 were primarily for hardware components purchased from third-party manufacturers for the Vantera system not yet put into service.

Financing Activities

Net cash used in financing activities was $0.9 million during the year ended December 31, 2010, consisting primarily of repayment of long-term debt of $1.8 million, partially offset by net proceeds from exercises of stock options and warrants of $0.9 million.

Net cash provided by financing activities was $1.0 million during the year ended December 31, 2009, consisting primarily of proceeds from long-term debt of $2.5 million, partially offset by repayment of long-term debt of $1.5 million.

Net cash provided by financing activities was $1.9 million during the year ended December 31, 2008, consisting primarily of $2.0 million in proceeds from long-term debt, a $56,000 increase in restricted cash and a $22,000 increase in deferred financing costs, partially offset by repayment of long-term debt of $0.2 million.

Operating and Capital Expenditure Requirements

We expect to continue to incur substantial operating losses in the future and that our operating expenses will increase as we continue to expand our sales force and increase our marketing efforts to drive market adoption of the NMR LipoProfile tests, commercially launch our Vantera system, if it is cleared by the FDA, and develop additional assays. Our liquidity requirements have historically consisted, and we expect that they will continue to consist, of sales and marketing expenses, research and development expenses, capital expenditures, working capital, debt service and general corporate expenses. We expect that we will use a portion of the net proceeds of this offering, in combination with our existing cash and cash equivalents, for these purposes and for the increased costs associated with being a public company. The amount by which we increase our sales and marketing expenses and research and development expenses will be dependent upon the net proceeds of this offering and cannot currently be estimated. We expect to incur approximately $4.0 million for capital expenditures during the remainder of 2011, as we purchase additional components for the Vantera system. We expect that these planned expenditures will be funded from our ongoing operations as well as from the proceeds of this offering.

We believe the net proceeds from this offering, together with the cash generated from operations, our current cash and cash equivalents and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our sales and marketing activities and grow our customer base. As sales of our NMR LipoProfile test grow, we expect our accounts receivable balance to increase. Any such increase in accounts receivable may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.

If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell common or preferred equity or convertible debt securities or enter into an additional credit facility or seek other debt financing. The sale of equity and convertible debt securities may result in dilution to our stockholders, and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect.

Our short- and long-term capital requirements will depend on many factors, including the following:

•	the cost of our selling and marketing efforts;

•	the rate of adoption of the NMR LipoProfile test in the marketplace;

•	our ability to generate cash from operations;

•	the rate of our progress in establishing additional coverage and reimbursement with third-party payors;

•	our ability to control our costs and implement operating efficiencies;

•	demand from clinical diagnostic laboratories for placements of our Vantera system at their facilities;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights or participating in litigation-related activities;

•	the economic and other terms and timing of any collaborations, licensing or other arrangements into which we may enter; and

•	the acquisition of complementary tests or technologies that we may undertake.

Critical Accounting Policies and Significant Judgments and Estimates

We have prepared our financial statements in accordance with U.S. generally accepted accounting principles. Our preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures at the date of the financial statements, as well as revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in note 1 to our financial statements included later in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We currently derive revenue from sales of our NMR LipoProfile test to clinical diagnostic laboratories and clinicians for use in patient care, from sales of ancillary tests for use in patient care requested in conjunction with the NMR LipoProfile test, and from research contracts.

Revenues from diagnostic tests for patient care, which consist of sales of the NMR LipoProfile test and sales of ancillary tests, are recognized on the accrual basis when the following revenue recognition criteria are met: (1) persuasive evidence that an arrangement exists; (2) services have been rendered or at the time final results are reported; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Testing services provided for patient care are covered by clinical diagnostic laboratories, programs with commercial insurance carriers, including managed care organizations, and various governmental programs, primarily Medicare.

Billings for diagnostic tests for patient care under governmental and physician-based programs are included in revenues net of contractual adjustments. These contractual adjustments represent the difference between the final settlement amount paid by the program and the estimated settlement amount based on either the list price for tests performed or the reimbursement rate set by commercial insurance carriers or governmental programs. Estimated contractual adjustments are updated either upon notification from payors as to changes in existing reimbursement rates, which are typically received prior to changes going into effect, or upon a material variance between the final settlement and the estimated contractual adjustment originally established when the revenues were recognized. To date, our final settlement adjustments have not been material.

Revenues from contract research arrangements are generally derived from studies conducted with academic institutions and pharmaceutical companies. The specific methodology for revenue recognition is determined on a case-by-case basis according to the facts and circumstances applicable to a given agreement. Our output, measured in terms of full-time equivalent level of effort or processing a set of assays under a contractual protocol, typically triggers payment obligations under these agreements. Revenues are recognized as costs are incurred or assays are processed. Contract research costs include all direct labor and material costs, equipment costs and fringe benefits. Advance payments received in excess of revenues recognized are classified as deferred revenue until such time as the revenue recognition criteria have been met.

Accounts Receivable

Accounts receivable are reported net of an allowance for uncollectible accounts. The process of estimating the collection of accounts receivable involves significant assumptions and judgments. Specifically, the accounts receivable allowance is based on management’s analysis of current and past due accounts, collection experience in relation to amounts billed, payor mix, any specific customer collection issues that have been identified and other relevant information. Our provision for uncollectible accounts is recorded as bad debt expense and included in general and administrative expenses. Historically, we have not experienced significant credit loss related to our customers or payors. Although we believe amounts provided are adequate, the ultimate amounts of uncollectible accounts receivable could be in excess of the amounts provided.

Stock-Based Compensation Expense

We have included stock-based compensation as part of our cost of revenues and our operating expenses in our statements of operations as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenues	$6	$7	$21	$8	$3
Research and development expense	101	135	45	17	98
Sales and marketing expense	115	153	137	73	111
General and administrative expense	203	285	447	274	170

Total	$425	$580	$650	$372	$382

We account for stock-based compensation arrangements with our employees, consultants and non-employee directors using a fair value method, which requires us to recognize compensation expense for costs related to all stock-based payments. To date, our only stock-based awards have been grants of stock options. The fair value method requires us to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The fair value is then recognized as stock-based compensation expense over the requisite service period, which is the vesting period, of the award.

We calculate the fair value of stock-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including stock price volatility and the expected life of stock options. As a private company, we do not have sufficient history to estimate the volatility of our common stock price or the expected life of our options. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies within the diagnostic industry, or guideline peer group, for which the historical information is available. When selecting the public companies within the diagnostic industry, we selected companies with comparable characteristics to us, including enterprise value and financial leverage, and removed companies with significantly higher enterprise values, lower risk profiles or established positions within the industry. We also selected companies with historical share price volatility information sufficient to meet the expected life of our stock options. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock options. We will continue to use the guideline peer group volatility information until the historical volatility of our common stock is relevant to measure expected volatility for future option grants.

We determine the average expected life of stock options according to the “simplified” method. Under this method, the expected term is calculated as the average of the time-to-vesting and the contractual life of the option. The assumed dividend yield is based on our expectation that we will not pay dividends in the foreseeable future, which is consistent with our history of not paying dividends. We determine the risk-free interest rate by using the weighted average assumption equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant. We estimate forfeitures based on our historical analysis of actual stock option forfeitures. Although, we estimate forfeitures based on historical experience, actual forfeitures may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our statements of operations could be materially impacted. We would record an adjustment for the difference in the period that the options vest.

For the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we estimated the fair value of stock options at their grant dates using the following assumptions:

	Year Ended December 31,			Six Months Ended June 30, 2011
	2008	2009	2010
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.3%	2.1%	2.0%	2.4%
Expected volatility	60.4%	46.3%	49.9%	50.1%
Expected life (in years)	5.7	5.6	5.6	5.6

There is a high degree of subjectivity involved when using option-pricing models to estimate stock-based compensation. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of stock-based awards is determined using an option-pricing model, that value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions when valuing our options, the compensation expense that we record in the future may differ significantly from what we have historically reported.

Determination of the Fair Value of Common Stock on Grant Dates

We are a privately held company with no active public market for our common stock. Therefore, management has for financial reporting purposes periodically determined the estimated per share fair value of our common stock at various dates using contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. We performed these contemporaneous valuations as of October 31, 2008, December 31, 2009, November 30, 2010 and April 30, 2011. In conducting these contemporaneous valuations, management considered all objective and subjective factors that it believed to be relevant in each valuation conducted, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed by our management, a range of factors, assumptions and methodologies were used. The significant factors included:

•	the fact that we are a privately held diagnostics company with illiquid securities;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies;

•	the potential impact on common stock as a result of liquidation preferences of preferred stock for certain valuation scenarios;

•	our stage of development and business strategy;

•	the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering of our common stock or sale of our company, given prevailing market conditions; and

•	the state of the initial public offering market for similarly situated privately held diagnostics companies.

The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, management’s estimates have been based on the most recent contemporaneous valuation of our shares of common stock and its assessment of additional objective and subjective factors it believed were relevant and which may have changed from the date of the most recent contemporaneous valuation through the date of the grant. In addition, our management performed retrospective valuations as of September 30, 2009, June 30, 2010 and December 31, 2010 using similar methodologies as were used in the contemporaneous valuations. These retrospective valuations are discussed in more detail below.

There are significant judgments and estimates inherent in these contemporaneous and retrospective valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net (loss) income and net (loss) income per common share could have been significantly different.

The following table summarizes by grant date the number of shares of common stock subject to options granted from January 1, 2009 through August 1, 2011, as well as the associated per share exercise price and the per share estimated fair value of the underlying common stock and the intrinsic value, if any, per share.

Grant Date	Number of Options Granted	Per Share Exercise Price	Estimated Per Share Fair Value of Common Stock (1)		Intrinsic Value Per Share
January 1, 2009	3,500	$1.19	$1.19		$—
February 6, 2009	501,350	1.21	1.21		—
February 11, 2009	20,000	0.91	1.21	(2)	0.30
June 18, 2009	76,414	1.21	1.21		—
July 9, 2009	50,000	0.91	1.21	(2)	0.30
September 25, 2009	68,200	1.21	1.21		—
November 13, 2009	20,000	0.91	1.21	(2)	0.30
January 1, 2010	3,500	2.73	2.73		—
January 15, 2010	150,000	2.73	2.73		—
April 14, 2010	227,894	2.73	2.73		—
June 23, 2010	47,400	2.73	2.73		—
September 3, 2010	50,000	2.05	2.73	(2)	0.68
October 8, 2010	20,000	2.05	2.73	(2)	0.68
October 8, 2010	229,000	2.73	2.73		—
October 28, 2010	40,000	2.73	2.73		—
April 8, 2011	437,100	3.34	3.34		—
August 1, 2011	96,400	4.77	4.77		—

(1)	We reassessed the fair value of our common stock subsequent to the grant date of some of these options. As described below, management determined that, had we used the reassessed value of the common stock for financial reporting purposes, the effect would not have been material to our operating results. As a result, no change was made to the exercise price or the estimated fair market value of the common stock as reflected in this table.
(2)	These were option grants to non-employee directors that, in accordance with our non-employee director compensation plan, were granted at an exercise price below fair market value, but no less than 75% of the fair market value of the common stock on the date of grant.

Common Stock Valuation Methodologies

Our management estimated our enterprise value as of the various valuation dates using a combination of the income and market approaches, which are both acceptable valuation methods in accordance with the Practice Aid. The income approach utilized the discounted cash flow, or DCF, methodology based on management’s financial forecasts and projections. The market approach utilized the guideline, or comparable, company and the guideline transaction methodologies based on comparable public companies’ equity pricing and comparable acquisition transactions. Each valuation also reflects a marketability discount, resulting from the illiquidity of our common stock.

As provided in the Practice Aid, there are several approaches for allocating enterprise value of a privately held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return, or PWER, method, the option-pricing method and the current value method. The current value method is more applicable to an early-stage company, and therefore, we have not used it in valuing our common stock.

Contemporaneous Valuation as of October 31, 2008

We performed a contemporaneous valuation of our common stock as of October 31, 2008 and determined the fair market value to be $1.21 per share as of that date. To estimate our enterprise value, we used the DCF methodology for the income approach and a combination of the guideline company methodology and the guideline transaction methodology for the market approach.

For the DCF methodology, management prepared detailed annual projections of future cash flows through 2013 and applied a terminal value assumption multiple to the final year to estimate the total value of the cash flows beyond the final year. Our projections of future cash flows were based on our estimated net debt-free cash flows. These cash flows were then discounted to the valuation date at an estimated weighted average cost of capital of 25%. We did not apply any discount for lack of control. Management believes that the procedures employed in the DCF methodology, including estimating the net debt-free cash flows, weighted average cost of capital, discount rate and terminal multiple, were reasonable and consistent with the Practice Aid. For example, the Practice Aid provides that venture-backed companies of a size and stage of development similar to us typically have a cost of equity capital in the 20% to 30% range, and our capital structure at the valuation date consisted almost exclusively of equity rather than debt. Our cost of equity capital was derived by applying the widely used capital asset pricing model, or CAPM. Based on our projected operating results and assuming a discount rate of 25% and a terminal value revenue multiple for 2013 at the third quartile of the comparable companies under the guideline company methodology, the DCF methodology yielded an enterprise value of $63.0 million.

For the guideline company methodology, we determined, as of the valuation date, a range of trading multiples for a group of 19 comparable public companies, based on trailing 12 months revenue. We focused on companies in the in vitro diagnostics and lab services industry that, at the time, we considered to be most comparable to us based on size and business model. The range of multiples for the comparable public companies was between 0.4x and 6.7x trailing 12 months revenue. At the time, we had received FDA clearance for our existing NMR clinical analyzer, but unlike many of the public company comparables, we did not yet have positive earnings before interest, taxes, depreciation and amortization, or EBITDA. As a result, we selected a multiple at the median of the range. When applied to our projected 2008 revenue, the guideline company methodology yielded an enterprise value of $56.6 million.

For the guideline transaction methodology, we determined a range of implied revenue multiples reflecting the ratio of the purchase price paid in the transactions to the target companies’ trailing 12 months revenue prior to the acquisition date for 13 comparable companies in the in vitro diagnostics and lab services industry that had recently been sold. We selected a multiple at the first quartile, or low end, of the range. After applying this multiple to our projected 2008 revenue, the guideline transaction methodology yielded an enterprise value of $64.7 million.

The valuations resulting from the foregoing methodologies were then combined to determine an estimated overall enterprise value, which was then reduced by the value of our debt (net of cash) to estimate the aggregate equity value available to our common and preferred equity holders. In determining our enterprise value, we weighted the income and market approaches equally. Within the market approach, we weighted the guideline companies and guideline transactions methodologies equally. After weighting the various approaches and adding back our cash and debt balances, we determined that our weighted enterprise value was $71.7 million.

For the October 31, 2008 contemporaneous valuation, we allocated the weighted enterprise value using the option-pricing method, which treats the rights of the holders of preferred and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value, based on the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Accordingly, the value of our common stock was determined by estimating the value of its portion of each of these call option rights. In order to determine the break points, we made estimates of the anticipated timing of a potential liquidity event and estimates of the volatility of our equity securities. The anticipated timing was based on our plans toward the liquidity event and on our board of directors’ judgment. Estimating the volatility of the stock price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on volatility of stocks of publicly traded companies in the industry.

After deducting the value of indebtedness (net of cash), preferred stock and other common share equivalents and applying a marketability discount of 23%, the estimated value attributable to common stockholders was $1.21 per share, which we determined to be the fair market value of our common stock as of October 31, 2008. The discount for lack of marketability reflects the lower value placed on securities that are not freely transferable, as compared to those that trade frequently in an established market. The marketability discount was based on an at-the-money Black-Scholes put option analysis, assuming a dividend yield of zero; a maturity of 1.6 years; a risk-free rate of 1.4%, which was equal to the rate on U.S. Treasury bills matching the expected term; and an annualized volatility of 49%, which was the average volatility of the comparable public companies over a period equal to the expected term.

Between January 1, 2009 and September 25, 2009, we granted new stock options with an exercise price of $1.21 per share. Also in September 2009, we offered to reprice our employees’ outstanding options with exercise prices of at least $1.88 per share to reduce their exercise prices to $1.21 per share. Each participant who elected to have their options repriced forfeited 25% of the number of shares underlying his or her original option. The repricing was effected in October 2009, and accordingly, we recorded the incremental stock-based compensation for such grants at that time.

Retrospective Valuation as of September 30, 2009

In connection with the preparations for this offering, we performed a retrospective valuation of our common stock as of September 30, 2009, using similar methodologies as were used in the October 31, 2008 valuation. The changes in our assumptions from those used in the October 31, 2008 contemporaneous valuation were as follows:

•

DCF methodology. We updated our detailed annual projections of future cash flows through 2014. Based on our projected operating results and assuming a discount rate of 25% and an assumed terminal value multiple applied to projected revenue for 2014, the DCF methodology yielded an enterprise value of $103.2 million. Our assumptions with respect to our weighted average cost of capital were substantially the same as those used in the October 31, 2008 valuation. The terminal multiple applied to 2014 projected revenues was lower than that used at October 31, 2008. We selected a multiple at the first quartile of the companies in the updated guideline company methodology, rather than the third quartile, reflecting our potentially slower growth.

•

Guideline company / market multiple methodology. We modified the list of comparable public companies to select 15 companies in the in vitro diagnostics and lab services space. Of these, four were classified as CLIA-based laboratory comparables, six were classified as high-growth diagnostic companies, and five were classified as large capitalization comparables. Of the 19 companies that had been used in the October 31, 2008 analysis, 12 were removed because their size or business model was considered to be no longer comparable to ours, or because they had been acquired or were traded over the counter. Eight new diagnostics and lab services companies were added.

With the new list of 15 comparable companies, we determined, as of the valuation date, a range of trading multiples based on estimates of projected full year revenue for 2009 and projected revenues for each of 2010 and 2011. We selected multiples for our projected revenues for 2009, 2010 and 2011 based on the first quartile of the range. We believed a multiple at the low end of the range was warranted to reflect potentially lower growth and margins relative to our peers. When applied to our projected three-year revenues, the market multiple methodology yielded an enterprise value of $97.3 million.

•

Guideline transactions methodology. We reviewed three additional acquisition transactions during 2009 in which the target company was in our industry space. After applying the average multiple of trailing 12 months revenue for the target companies to our projected 2009 through 2011 revenues, the guideline transaction methodology yielded an enterprise value of $104.9 million.

After weighting the various approaches in the same manner as in the prior contemporaneous valuation, and adding back our cash and debt balances, we determined that our weighted enterprise value was $114.0 million as of September 30, 2009.

After deducting the value of indebtedness (net of cash), preferred stock and other common share equivalents and applying a marketability discount of 16%, the estimated value of our common stock was $2.27 per share. As with the October 31, 2008 contemporaneous valuation, the marketability discount was based on an at-the-money Black-Scholes put option analysis, with updated assumptions as follows: a dividend yield of zero; a maturity of 1.5 years; a risk-free rate of 0.7%; and an annualized equity volatility of 79% and asset volatility of 51%, which were the average equity and asset volatilities of the comparable public companies over a period equal to the expected term.

The primary factors that supported the increase in the fair market value of our common stock from $1.21 per share at October 31, 2008 to $2.27 per share at September 30, 2009 were:

•	the increase in our projected revenues from $28.3 million for 2008 to $34.7 million for 2009 and $41.3 million for 2010;

•	the increase in the valuations of the publicly traded comparable companies and the corresponding increases in their revenue multiples; and

•	the overall improvement in the capital markets during the first three quarters of 2009.

We made two option grants for a total of 88,200 shares from September 2009 through December 2009 based on the prior valuation of $1.21 per share. We also conducted our stock option repricing in October 2009 based on the prior valuation of $1.21 per share. We determined that, had we used the higher September 30, 2009 value of the common stock for financial reporting purposes, the effect would not have been material and, therefore, no adjustment to our financial statements was necessary.

Contemporaneous Valuation as of December 31, 2009

Subsequent to September 30, 2009, management and our board of directors determined that it was probable that the commercial launch of the Vantera system would be completed in the near term and, therefore, an initial public offering or sale of the company was substantially more likely to be pursued. As a result, management began using the PWER method outlined in the Practice Aid to allocate the weighted enterprise value between common stock and preferred stock. Under the PWER method, shares of preferred stock and common stock are valued separately based on the probability-weighted average expected future returns, considering various future outcomes of our operations and liquidity events. The future outcomes we considered for valuations as of December 31, 2009 and thereafter included:

•	an initial public offering, or IPO, of our common stock;

•	a merger or sale of our company;

•	liquidation of our company with no value to the common stock; and

•	continuing operations as a viable private company.

The valuation methodologies employed in connection with the continued operations scenario were consistent with the valuation methodologies we used in our previous contemporaneous valuations as of October 31, 2008 and September 30, 2009.

As of December 31, 2009, we had not commenced a formal process to pursue an IPO of our common stock or a sale of our company, although we believed that they were realistic eventual outcomes. We assigned probability weights to potential future outcomes as follows:

•	50% to an IPO in the middle of 2011;

•	35% to a sale of the company at the end of 2013;

•	10% to the continued operations scenario; and

•	5% to the liquidation scenario.

Continuing Operations Scenario. The changes in our assumptions from those used in the September 30, 2009 contemporaneous valuation were as follows:

•

DCF methodology. We updated our detailed annual projections of future cash flows through 2015. Based on our projected operating results and assuming a discount rate of 25% and the same terminal value multiple as used in the previous valuation applied to our projected revenue for 2015, the DCF methodology yielded an enterprise value of $104.5 million. Our assumptions with respect to our weighted average cost of capital were substantially the same as those used in the September 30, 2009 valuation. We also evaluated the comparable companies for a terminal EBITDA multiple and selected an EBITDA multiple in line with the average trailing 12 months EBITDA multiple for the CLIA-based and high-growth diagnostics companies. Applying that terminal multiple to our projected 2015 EBITDA also yielded an enterprise value of $104.5 million.

•

Guideline company / revenue market multiple methodology. We used the same 15 comparable companies in the in vitro diagnostics and lab services space. We selected multiples for our trailing 12 months revenues and for our projected revenues for 2010, 2011 and 2012, which in each case were based on the first quartile of the comparable company range. As was the case with the previous valuation, we believed that a multiple at the low end of the range was warranted to reflect potentially lower growth and margins relative to our peers. When applied to our trailing 12 months revenue and projected three-year revenues, the market multiple methodology yielded an enterprise value of $102.9 million.

•

Guideline company / EBITDA market multiple methodology. In addition to determining a range of revenue multiples among the comparable companies, we also determined a range of EBITDA multiples for projected 2011 and 2012 EBITDA, as we expected to have positive EBITDA for the first time in those years. The multiple selected for 2011 was based on the high multiple within the comparable companies group, given our projected EBITDA growth for that year. The multiple selected for 2012 was based on the mean of the group, as we expected our EBITDA to stabilize in that year. When applied to our projected 2011 and 2012 EBITDA, the market EBITDA multiple methodology yielded an enterprise value of $86.9 million.

•

Guideline transactions methodology. We reviewed 11 of the same acquisition transactions that were part of the earlier valuations and determined a range of both revenue multiples and EBITDA multiples. We selected a revenue multiple for our trailing 12 months revenue and our projected 2010 through 2012 revenues based on the first quartile of the comparable transaction range. We selected an EBITDA multiple for projected 2011 and 2012 EBITDA that was close to the median for the comparable transactions. After applying these multiples to our trailing and projected revenues and our projected EBITDA, the guideline transaction methodology yielded enterprise values of $100.4 million based on the revenue multiple and $106.4 million based on the EBITDA multiple.

In determining our enterprise value, as with the October 31, 2008 valuation, we weighted the income and market approaches equally, and within the market approach, we weighted the guideline companies and guideline transactions methodologies equally. Within each of the guideline companies and guideline transactions methodologies, we weighted the revenue and EBITDA multiples equally. After weighting the various approaches and adding back our cash and debt balances, we determined that our weighted enterprise value was $113.9 million as of December 31, 2009. After deducting debt and preferred stock liquidation preferences and a marketability discount of 25%, the estimated value attributable to common stockholders was $2.05 per share under the continuing operations scenario.

IPO Scenarios. We assumed two IPO scenarios for the middle of 2011, which we weighted equally. Under the first “high” scenario, we assumed that we had obtained 510(k) clearance of the Vantera system at the end of 2010 and that Vantera was well-received by customers willing to provide favorable references, that we got reimbursement for the NMR LipoProfile test from managed care companies, and that we developed more assays for our platform. For the “low” scenario, we assumed that one or more of the foregoing assumptions did not materialize.

For the high IPO scenario, we applied a multiple to our projected 2011 EBITDA based on the high multiple for the last 12 months of EBITDA among the comparable companies described above. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends, was estimated to be $150.0 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 25%, which yielded a per share value of $3.64 for this scenario.

For the low IPO scenario, we applied a multiple based on the average trailing 12 months EBITDA multiple for the CLIA-based and high-growth diagnostics comparables. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends, was estimated to be $108.2 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 25%, which yielded a per share value of $2.68 for this scenario.

Sale Scenarios. We assumed two sale scenarios for the end of 2013, which we weighted equally. The assumptions for the “high” and “low” sale scenarios were similar to those of the corresponding IPO scenarios.

For the high sale scenario, we applied a multiple to our projected 2013 EBITDA, which was based on the average multiple for the last 12 months of EBITDA among the target companies in the guideline transactions methodology described above. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends and liquidation preferences, was estimated to be $234.4 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 25%, which yielded a per share value of $3.19 for this scenario.

For the low sale scenario, we applied a multiple based on the low end of the range of trailing 12 months EBITDA multiples for the target companies in the comparable transactions. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends and liquidation preferences, was estimated to be $162.4 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 25%, which yielded a per share value of $2.24 for this scenario.

Liquidation Scenario. Under this scenario, we assumed that we were unable to raise additional funding and that we had insufficient cash to continue our operations as of the end of 2011. We also assumed that creditors would be repaid and preferred stockholders would be paid a portion of their liquidation preferences and that no value would be available for distribution to the holders of common stock.

Weighted-Average Valuation. Based on the relative weights of the two IPO scenarios, the two sale scenarios, the continuing operations scenario and the liquidation scenario, we estimated the fair market value of our common stock to be $2.73 per share as of December 31, 2009. The marketability discount of 25% applied to each of the IPO, sale and continuing operations scenarios was based upon a review of Rule 144 restricted stock studies, considering the assumed timing to each of the exit scenarios.

The primary factors that supported the increase in the fair market value of our common stock from $2.27 per share at September 30, 2009 to $2.73 per share at December 31, 2009 were:

•	continued revenue growth from increased sales of our NMR LipoProfile test;

•

the steps we had taken toward completing internal and external validation of the Vantera system required for commercial launch, which was more likely to result in a higher valuation of the company in an IPO or sale scenario;

•	increased venture-backed company exit activity during the fourth quarter of 2009; and

•	continued improvement in the capital markets during the fourth quarter of 2009.

We used this valuation of $2.73 per share for all option grants during 2010.

Retrospective Valuation as of June 30, 2010

We performed a retrospective valuation as of June 30, 2010 using the same methods as were used in the December 31, 2009 valuation, with updated probability weights to the potential future outcomes and updates of the assumptions used in each methodology. As of June 30, 2010, we still had not commenced a formal process to pursue an IPO or a sale of our company, although we continued to believe that they were highly likely outcomes. We assigned probability weights to potential future outcomes as follows:

•	30% to an IPO at the end of 2011;

•	30% to an IPO at the end of 2012;

•	17.5% to a sale of the company at the end of 2011;

•	17.5% to a sale of the company at the end of 2012; and

•	5% to the liquidation scenario in which no value is available for distribution to the holders of common stock.

We no longer attributed any likelihood to the continued operations as a private company scenario beyond the end of 2012.

IPO Scenarios. We assumed two IPO scenarios for 2011 and 2012, which we weighted equally. The 2011 IPO scenario was based on the same assumptions as set forth in the prior valuation for the “high” IPO scenario, except that we assumed that we would obtain 510(k) clearance of the Vantera system in early 2012. The 2012 IPO scenario was based on the same assumptions as set forth in the prior valuation for the “low” IPO scenario, or that we would face delays in software development.

For the 2011 IPO scenario, we applied a multiple to our projected 2011 revenue that was between the first quartile and the median trailing 12 months revenue multiple for the comparable companies, since we did not expect FDA clearance until 2012 and expected potentially lower growth than our publicly traded peers. The list of comparable companies was the same as those used in the previous valuation. Under this 2011 scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends, was estimated to be $131.4 million. We then discounted this value back to the valuation date using a discount rate of 26% and applied a marketability discount of 20%, which yielded a per share value of $3.17 for this scenario. The discount rate we used changed slightly, from 25% to 26%, as a result of changes in the valuations of the comparable companies that impacted our assumptions used in the CAPM.

For the 2012 IPO scenario, we applied a multiple of projected 2011 revenue that was in line with the median trailing 12 months revenue multiple for the comparable companies. This scenario assumes that we would receive better market traction once FDA clearance is received and the Vantera system has a proven history at clinical diagnostic laboratories. Under this 2012 scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends, was estimated to be $186.4 million. We then discounted this value back to the valuation date using a discount rate of 26% and applied a marketability discount of 20%, which yielded a per share value of $3.55 for this scenario.

Sale Scenarios. We assumed two sale scenarios for 2011 and 2012, which we weighted equally. The 2011 sale scenario assumes that the IPO window is not open or we receive an attractive acquisition offer. The 2012 sale scenario assumes that one or more of the assumptions in the 2011 IPO scenario do not materialize but that we receive an attractive acquisition offer at a later date.

For the 2011 sale scenario, we applied a multiple to our projected 2011 revenue that was equal to the median trailing 12 months revenue multiple among the target companies evaluated in the guideline transactions methodology. We reviewed four comparable acquisition transactions during 2009 and early 2010, in which the target company competed in our industry or provided a service that was similar to ours. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends and liquidation preferences, was estimated to be $70.3 million. We then discounted this value back to the valuation date using a discount rate of 26% and applied a marketability discount of 20%, which yielded a per share value of $1.78 for this scenario.

For the 2012 sale scenario, we applied a multiple to our projected 2012 revenue that was at the higher end of the range of trailing 12 months revenue multiples among the target companies evaluated using the guideline transactions methodology. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends and liquidation preferences, was estimated to be $160.4 million. We then discounted this value back to the valuation date using a discount rate of 26% and applied a marketability discount of 20%, which yielded a per share value of $3.06 for this scenario.

Weighted-Average Valuation. Based on the relative weights of the two IPO scenarios, the two sale scenarios and the liquidation scenario, we estimated the fair market value of our common stock to be $2.87 per share as of June 30, 2010.

We reassessed stock option grants made from June 2010 through October 2010 and determined that, had we used the higher June 30, 2010 value of the common stock for financial reporting purposes, the effect would not have been material and, therefore, no adjustment to our financial statements was necessary.

Contemporaneous Valuation as of November 30, 2010

During the quarter ended December 31, 2010, we began preparations for a possible IPO by beginning discussions with potential underwriters. We planned to file a registration statement for an IPO in the latter part of the second quarter of 2011. However, we also determined that there continued to be a significant possibility of a sale of the company. Therefore, we performed a contemporaneous valuation as of November 30, 2010, using the same methodologies as in the June 30, 2010 valuation. We also assigned the same probability weights to future outcomes as for the June 30, 2010 valuation.

IPO Scenarios. We assumed the same two IPO scenarios for 2011 and 2012, which we again weighted equally.

For the 2011 IPO scenario, we applied the same multiple to our projected 2011 revenue as in the prior valuation, which was at the first quartile of trailing 12 months revenue multiple for the comparable companies, since we did not expect FDA clearance for Vantera until 2012 and the possibility for lower growth when compared to publicly traded peers. The list of comparable companies changed slightly from that used for the prior valuation. We identified 16 public companies classified as molecular diagnostics companies, other growth diagnostic players, or high-growth med-tech companies. Under this 2011 IPO scenario, the value available for distribution to common stockholders was estimated to be $130.6 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 20%, which yielded a per share value of $3.51 for this scenario. The discount rate we used changed slightly, from 26% back to 25%, as a result of changes in the valuations of the comparable companies that impacted our assumptions used in the CAPM.

For the 2012 IPO scenario, we applied a multiple of projected 2011 revenue that was between the first quartile and the median trailing 12 months revenue multiple for the comparable companies. Under this 2012 scenario, the value available for distribution to common stockholders was estimated to be $185.6 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 20%, which yielded a per share value of $3.93 for this scenario.

Sale Scenarios. We assumed two sale scenarios for 2011 and 2012, which we weighted equally. These scenarios were the same as those used in the June 30, 2010 valuation, including a scenario in which we face delays in software development, which would most likely result in delayed FDA clearance of Vantera and a later exit event. The 2012 sale scenario also assumed that we receive better market traction once FDA clearance for Vantera is received and the Vantera system has proven successful after placement in clinical diagnostic laboratories.

For the 2011 sale scenario, we applied a multiple to our projected 2011 revenue that was equal to the median trailing 12 months revenue multiple among the target companies evaluated in the guideline transactions methodology. We reviewed nine comparable acquisition transactions during 2009 and early 2010, in which the target company competed in our industry or provided a service that was similar to ours. Under this scenario, the value available for distribution to common stockholders was estimated to be $108.4 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 20%, which yielded a per share value of $2.92 for this scenario.

For the 2012 sale scenario, we applied a multiple to our projected 2012 revenue that was between the first quartile and the average of the range of trailing 12 months revenue multiples among the target companies evaluated using the guideline transactions methodology. Under this scenario, the value available for distribution to common stockholders was estimated to be $160.4 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 20%, which yielded a per share value of $3.39 for this scenario.

Weighted-Average Valuation. Based on the relative weights of the two IPO scenarios, the two sale scenarios and the liquidation scenario, we estimated the fair market value of our common stock to be $3.34 per share as of November 30, 2010. We began using this valuation for stock options granted after that date, the first of which were granted in April 2011. For the November 30, 2010 contemporaneous valuation, we used a Black-Scholes at-the-money put option analysis with normalized equity volatilities, with a maximum marketability discount of 20% based upon the stage of our company.

The primary factors that supported the increase in the fair market value of our common stock from $2.73 per share at December 31, 2009 to $3.34 per share at November 30, 2010 were:

•	double-digit revenue and unit growth from increased sales of our NMR LipoProfile test and corresponding improvement in our EBITDA during 2010;

•	a resulting increase in our revenue projections for future years, which impacted the implied IPO valuation for 2012 as compared to 2011;

•	further development of the Vantera system, including placement of the system at third-party locations in support of an expected regulatory submission;

•	an increase in the weighting of the higher-value IPO scenarios from 50% to 60%, with a corresponding reduction in the lower-value continued operations scenario from 10% to zero;

•	increased mergers and acquisitions exit transaction volume during 2010 for venture-backed companies; and

•	increases in the valuations of the comparable public companies.

Retrospective Valuation as of December 31, 2010

We performed a subsequent retrospective valuation as of December 31, 2010 to confirm that there had not been any significant change in valuation since November 30, 2010. We determined that no changes were warranted in any of the outcome scenarios, their respective weightings, or the multiples used. Due to the passage of time between November 30 and December 31, 2010, the impact of the discount rate on our valuation calculations was less, which resulted in our estimate of the fair market value of our common stock increasing slightly to $3.40 per share as of December 31, 2010. We granted options to purchase an aggregate of 437,100 shares of common stock in April 2011 using the valuation of $3.34 per share from the November 30, 2010 contemporaneous valuation. We determined that, had we used the higher December 31, 2010 value of the common stock for financial reporting purposes, the effect would not have been material and, therefore, no adjustment to our financial statements was necessary.

Contemporaneous Valuation as of April 30, 2011

During the four months ended April 30, 2011, we continued preparations for an IPO, including the selection of underwriters and outside legal counsel. On May 9, 2011, management, our external legal counsel, our independent registered public accounting firm, the proposed underwriters and their external legal counsel held an organizational meeting to formally begin the IPO process and underwriter due diligence process. We continued to expect to file a registration statement for an IPO by the end of the second quarter of 2011. We assigned probability weights to potential future outcomes as follows:

•	50% to an IPO at the end of the third quarter of 2011;

•	25% to an IPO at the end of the second quarter of 2012;

•	10% to a sale of the company at the end of the third quarter of 2011;

•	10% to a sale of the company at the end of the second quarter of 2012; and

•	5% to the liquidation scenario in which no value is available for distribution to the holders of common stock.

IPO Scenarios. We assumed two IPO scenarios for 2011 and 2012, which we weighted two-thirds to 2011 and one-third to 2012. The 2011 IPO scenario included the same assumptions as in the 2011 IPO scenario used in the November 30, 2010 contemporaneous valuation, except for an acceleration of the IPO to the end of the third quarter rather than at the end of 2011. The 2012 IPO scenario also included the same assumptions as in the 2012 IPO scenario used in the November 30, 2010 contemporaneous valuation, except for an acceleration of the IPO to the end of the third quarter rather than at the end of 2012.

For the 2011 IPO scenario, we applied the same multiple to our projected 2011 revenue as in the prior contemporaneous valuation, which was between the low end and the first quartile of trailing 12 months revenue multiple for the comparable companies, since we did not expect FDA clearance for Vantera until 2012 and expected lower growth than our publicly traded peers. We used the same 16 comparable public companies as were used in the prior contemporaneous valuation. Under this 2011 scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends, was estimated to be $125.0 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 10%, which yielded a per share value of $4.85 for this scenario. Our assumptions with respect to our weighted average cost of capital were substantially the same as those used in the November 30, 2010 valuation.

For the 2012 IPO scenario, we applied a multiple of projected 2012 revenue that was also between the low end and the first quartile of trailing 12 months revenue multiple for the comparable companies. Under this 2012 scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends, was estimated to be $182.4 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 10%, which yielded a per share value of $5.79 for this scenario.

Sale Scenarios. We assumed two sale scenarios for 2011 and 2012, which we weighted equally. These scenarios were the same as those used in the November 30, 2010 contemporaneous valuation.

For the 2011 sale scenario, we applied a multiple to our projected 2011 revenue that was equal to the median trailing 12 months revenue multiple among the target companies evaluated in the guideline transactions methodology. We reviewed 11 comparable acquisition transactions during 2009 and 2010, in which the target company competed in our industry or provided a service that was similar to ours, seven of which had enough information to calculate exit multiples. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends and liquidation preferences, was estimated to be $102.6 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 10%, which yielded a per share value of $4.08 for this scenario.

For the 2012 sale scenario, we applied a multiple to our projected 2012 revenue that was at the third quartile of the range of trailing 12 months revenue multiples among the target companies evaluated using the guideline transactions methodology. Under this scenario, the value available for distribution to common stockholders, after payment of preferred stock dividends and liquidation preferences, was estimated to be $152.0 million. We then discounted this value back to the valuation date using a discount rate of 25% and applied a marketability discount of 10%, which yielded a per share value of $4.90 for this scenario.

Weighted-Average Valuation. Based on the relative weights of the two IPO scenarios, the two sale scenarios and the liquidation scenario, we estimated the fair market value of our common stock to be $4.77 per share as of April 30, 2011. We began using this valuation for stock options granted after that date, the first of which were granted on August 1, 2011.

We used a marketability discount of 10% for each of the exit scenarios. As with the prior valuations, we used a Black-Scholes at-the-money put option analysis, which yielded a 12% discount. We also considered the option-based approach in the Finnerty model, which provides that the discount on a privately-held security can be estimated by the value of an “average-strike” put option conveying the right to sell at an average price during the life of the option. The Finnerty model, which works under the assumption that investors do not have the unique ability to time the market, yielded a 7% discount. The selected marketability discount of 10% was in the range of the two models.

The primary factors that supported the increase in the fair market value of our common stock from $3.34 per share at November 30, 2010 to $4.77 per share at April 30, 2011 were:

•	closer proximity to the date of the expected exit event, which decreased the impact of the discount rate on the estimated value;

•	a lower discount for lack of marketability, as described above;

•

an increase in the estimated probability of an IPO, which generally results in a higher valuation of the common stock due to the conversion of preferred stock and resulting elimination of liquidation preferences, from 60% to 75%, and a corresponding reduction in the probability of a sale transaction from 35% to 20%;

•	slightly higher revenue multiples for the comparable public companies as a result of increases in their market valuations; and

•	a strong market for initial public offerings during the first quarter of 2011.

Aggregate Intrinsic Value of Equity Awards

Based upon an assumed public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of outstanding vested stock options as of June 30, 2011 was $            million.

Redeemable Convertible Preferred Stock Warrants

In connection with prior financing transactions, we have issued freestanding warrants to purchase shares of our redeemable convertible preferred stock. These warrants are classified as liabilities on our balance sheets at their fair value, because the warrants may conditionally obligate us to redeem the underlying convertible preferred stock at some point in the future. We adjust the warrants to their current fair value at each balance sheet date, and we recognize any resulting change in fair value as a component of other income (expense) in the statements of operations.

We have estimated the fair value of the warrants at each balance sheet date using a Black-Scholes option pricing model. We use a number of assumptions to estimate the fair value of the warrants, including the fair value of the preferred stock issuable upon exercise of the warrants, the remaining contractual terms of the warrants, risk-free interest rates, expected dividend yield and expected volatility of the price of the common stock into which the preferred stock is convertible.

The fair value of the preferred stock issuable upon exercise of the warrants was determined in accordance with the same methodologies described above under “Stock-Based Compensation Expense—Determination of the Fair Value of Common Stock on Grant Dates,” and taking into account the relative dividend and liquidation preference rights of the various series of preferred stock. Using the option-pricing method described above, as of October 31, 2008, of the estimated enterprise value of $71.7 million, approximately $19.6 million was allocated to the Series F redeemable convertible preferred stock, or $6.56 per outstanding share, and approximately $21.1 million was allocated to the Series E redeemable convertible preferred stock, or $4.78 per outstanding share. Similarly, as of September 30, 2009, of the estimated enterprise value of $114.0 million, approximately $26.3 million was allocated to the Series F redeemable convertible preferred stock, or $8.80 per outstanding share, and approximately $30.0 million was allocated to the Series E redeemable convertible preferred stock, or $6.81 per outstanding share.

Beginning with our contemporaneous valuation as of December 31, 2009, as described above we began using the PWER method to allocate the weighted enterprise value between the common stock and the preferred stock. Using the same probability weightings as described above for the various exit scenarios, at December 31, 2009, approximately $17.9 million was allocated to the Series F redeemable convertible preferred stock, or $5.98 per outstanding share, and approximately $21.7 million was allocated to the Series E redeemable convertible preferred stock, or $4.92 per outstanding share. As of June 30, 2010, approximately $17.9 million of weighted enterprise value was allocated to the Series F redeemable convertible preferred stock, or $6.00 per outstanding share, and approximately $21.7 million was allocated to the Series E redeemable convertible preferred stock, or $4.70 per outstanding share. Similarly, as of November 30, 2010, approximately $20.5 million of weighted enterprise value was allocated to the Series F redeemable convertible preferred stock, or $6.87 per outstanding share, and approximately $25.0 million was allocated to the Series E redeemable convertible preferred stock, or $5.42 per outstanding share. As of December 31, 2010, approximately $20.9 million of weighted enterprise value was allocated to the Series F redeemable convertible preferred stock, or $7.00 per outstanding share, and approximately $25.5 million was allocated to the Series E redeemable convertible preferred stock, or $5.52 per outstanding share. As of April 30, 2011, approximately $23.8 million of weighted enterprise value was allocated to the Series F redeemable convertible preferred stock, or $7.97 per outstanding share, and approximately $28.7 million was allocated to the Series E redeemable convertible preferred stock, or $6.22 per outstanding share.

Upon the closing of this offering and the conversion of the underlying preferred stock to common stock, the preferred stock warrants will automatically become warrants to purchase shares of our common stock. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, and we will cease to record any related periodic fair value adjustments.

Income Taxes

We are subject to income taxes in the United States, and we use estimates in determining our provision for income taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2010, we had a full valuation allowance against all of our deferred tax assets.

Effective January 1, 2007, we adopted the new authoritative guidance to account for uncertain tax positions. None of our currently unrecognized tax benefits would affect our effective income tax rate if recognized, due to the valuation allowance that currently offsets our deferred tax assets. We do not anticipate the total amount of unrecognized income tax benefits relating to tax positions existing at December 31, 2010 will significantly increase or decrease in the next 12 months.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether:

•	the factors underlying the sustainability assertion have changed; and

•	the amount of the recognized tax benefit is still appropriate.

The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2010, we had federal net operating loss carryforwards, state net operating loss carryforwards and research and development credit carryforwards of $34.3 million, $30.2 million, and $1.7 million, respectively. The federal and state net operating loss carryforwards as well as the research and development credit carryforwards will begin to expire in 2012. We analyzed our filing positions in all significant federal, state and foreign jurisdictions where we are required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, we are no longer subject to U.S. Federal and state and local tax examinations by tax authorities for years prior to 2007, although carryforward attributes that were generated prior to 2007 may still be adjusted upon examination by the Internal Revenue Service if they either have been or will be used in a future period.

Variations in Quarterly Results

Our quarterly results may vary significantly as a result of many factors, many of which are outside our control. For example, we expect that the volume of our NMR LipoProfile tests ordered will generally decline during the holiday periods, when patients are less likely to visit their healthcare providers. As a result, comparison of our results of operations for successive quarters may not accurately reflect trends or results for the full year. Our historical results should not be considered a reliable indicator of our future results of operations.

Contractual Commitments and Obligations

We have contractual obligations for non-cancelable office space and office equipment operating leases, as well as our credit facility with Square 1. The following table discloses aggregate information about material contractual obligations and periods in which payments are due as of December 31, 2010. Future events could cause actual payments to differ from these estimates.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Principal repayments on Square 1 term loan (1)	$1,200	$1,200	$—	$—	$—
Interest payments on Square 1 term loan (2)	32	32	—	—	—
Operating lease obligations	2,087	1,289	789	9	—

Total	$3,319	$2,521	$789	$9	$—

(1)

As of December 31, 2010, the principal balance of the term loan was $1.2 million. In March 2011, we refinanced this facility, and the loan balance was increased to $6.0 million. The table does not give effect to the refinanced debt and the increased resulting loan balance. Of the total $6.0 million loan balance, principal repayments of $4.8 million would be due in 1-3 years and $1.2 million would be due in 3-5 years. Of the total $0.9 million of resulting interest payments due, $0.3 million, $0.6 million and $20,000 would be due in less than 1 year, 1-3 years and 3-5 years, respectively.
(2)	Assumes that the variable rate is 7.25% and that there is no prepayment of principal balance during the term of the loan.

Off-Balance Sheet Arrangements

As of June 30, 2011, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, or Update No. 2010-06. Update No. 2010-06 requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level III activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. We adopted this amendment on January 1, 2010. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on our financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements, or Update No. 2010-09. Update No. 2010-09 provides clarification regarding the date through which subsequent events are evaluated. The modification to the subsequent events guidance removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for SEC filers. We adopted this amendment on February 24, 2010. The adoption of this new guidance did not have a material impact on our financial statements.

In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings, or Update No. 2010-20. Update No. 2010-20 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. This deferral has no material impact on our financial statements.

In January 2011, the FASB issued ASU No. 2011-02- Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. Early application is permitted. We adopted this amendment as of January 1, 2011. The adoption of this new guidance did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes.

Interest Rate Sensitivity

We are exposed to market risk related to changes in interest rates as it impacts our interest income and expense.

Cash and Cash Equivalents. As of June 30, 2011, we had cash and cash equivalents of $13.5 million. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Our cash equivalents are invested in interest-bearing certificates of deposit and money market funds. We do not enter into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and mainly consists of investments with short maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Term Loan. As of June 30, 2011, we had debt obligations of $6.0 million under our credit facility with Square 1. Our primary exposure to market risk is interest expense sensitivity, which is affected by changes in the general level of U.S. interest rates. Our debt obligation bears a variable interest rate equal to the greater of 7.25% or Square 1’s prime rate plus 3.75%. If there is a rise in interest rates, our debt service obligations under the loan agreement would increase even though the amount borrowed remained the same, which would affect our results of operations, financial condition and liquidity. Assuming no changes in our variable rate debt obligations from the amount outstanding at June 30, 2011, a hypothetical one percentage point change in underlying variable rates would change our annual interest expense and cash flow from operations by approximately $0.1 million, without taking into account the effect of any hedging instruments. We have not entered into, and do not expect to enter into, hedging arrangements.

Foreign Currency Exchange Risk

We bill our customers and payors in U.S. dollars and receive payment in U.S. dollars. Accordingly, our results of operations and cash flows are not subject to fluctuations due to changes in foreign currency exchange rates. If we grow sales of our NMR LipoProfile test outside of the United States, our contracts with foreign customers and payors may be denominated in foreign currency and may become subject to changes in currency exchange rates.

BUSINESS

Overview

We are an in vitro diagnostic company committed to advancing patient care in cardiovascular, metabolic and other diseases using our innovative and proprietary technology platform based on nuclear magnetic resonance, or NMR. Our first diagnostic test, the NMR LipoProfile test, is cleared by the FDA for use in our clinical laboratory and directly measures LDL-P for use in managing cardiovascular disease risk.

Approximately 50% of people who suffer a heart attack have normal cholesterol levels. We believe that direct quantification of the number of LDL and other lipoprotein particles using our NMR-based technology platform addresses the deficiencies of traditional cholesterol testing and allows clinicians to more effectively manage their patients’ risk of developing cardiovascular disease. We believe that the inherent analytical and clinical advantages of NMR-based technology, which can simultaneously analyze lipoproteins as well as hundreds of small molecule metabolites from blood serum, plasma and several other bodily fluids without time-consuming sample preparation, will also allow us to expand our diagnostic test menu. The scientific community is actively investigating our NMR-based technology for use in the prediction of diabetes, insulin resistance and other metabolic disorders, and we believe that our technology provides an attractive platform for potential expansion of the assays we plan to offer into these areas.

Our strategy is to continue to advance patient care by converting clinicians, and the clinical diagnostic laboratories they use, from traditional cholesterol testing to our NMR LipoProfile test for the management of patients at risk for cardiovascular disease, with the goal of ultimately becoming a clinical standard of care. An increasing number of large clinical outcome studies, including MESA and the Framingham Offspring Study, indicate that a patient’s number of LDL particles is more strongly associated with the risk of developing cardiovascular disease than is his or her level of LDL-C. LDL-C is a measure of the amount of cholesterol contained in LDL particles and is used to estimate the patient’s LDL level. LDL-P and LDL-C, both of which are alternative measures of LDL and its associated cardiovascular risk, are used clinically in the same manner to determine whether a patient has elevated LDL, potentially requiring treatment, and to monitor LDL-lowering treatment response over time. In the MESA and Framingham studies, which we believe clinically validate the performance of our test, participants’ LDL-P levels were measured using our NMR LipoProfile test, while their LDL-C levels were measured using a traditional cholesterol test. A 2008 joint consensus statement by the ADA and the ACC recognized that direct LDL particle measurement by NMR may be a more accurate way to capture the risk posed by LDL than is traditional LDL-C measurement. Because the NMR LipoProfile test provides direct quantification of the number of LDL particles, as well as additional measurements related to a patient’s risk for developing cardiovascular disease, we believe that it has the potential to become a new paradigm by which clinicians evaluate key cardiovascular risk factors to provide better treatment recommendations and improve outcomes, even for patients considered to have normal levels of cholesterol.

The NMR LipoProfile test has been ordered over 6 million times, including more than 1.1 million times during 2010. The number of NMR LipoProfile tests ordered increased at a compound annual growth rate of approximately 30% from 2006 to 2010. We generated revenues of $39.4 million for the year ended December 31, 2010. Our NMR LipoProfile test has its own dedicated CPT code and is reimbursed by a number of governmental and private payors who we believe collectively represent over 150 million covered lives. These payors include Medicare, TRICARE, WellPoint, United Healthcare and several Blue Cross Blue Shield affiliates.

We estimate that more than 75 million traditional cholesterol tests, or lipid panels, are performed by independent clinical laboratories and hospital outreach laboratories for patient management purposes each year in the United States. Accordingly, we estimate that the 1.1 million NMR LipoProfile tests we performed in the year ended December 31, 2010 represented 1.4% of our potential market. In a number of states where we have targeted our sales and marketing efforts, we estimate that we have achieved market penetration rates of up to 10%. For example, in North Carolina, West Virginia and Alabama, we estimate that the number of NMR LipoProfile tests performed represented approximately 10%, 7% and 5%, respectively, of the total cholesterol tests performed in those states for patient management purposes. We plan to significantly increase our geographic presence across the United States to expand market awareness and penetration of the NMR LipoProfile test, with the goal of ultimately becoming a clinical standard of care.

Our CLIA-certified clinical laboratory allows us to fulfill current demand for our test and we believe serves as a strategic asset that will facilitate our ability to launch new assays we plan to develop. To accelerate clinician and clinical diagnostic laboratory adoption of the NMR LipoProfile test and future clinical assays, we plan to decentralize access to our technology platform through the launch of our new Vantera system, a highly automated next-generation version of our NMR-based clinical analyzer technology platform that is designed to be placed directly in clinical diagnostic laboratories. The Vantera system is in the final stages of development, and we expect to complete external clinical validation in support of a 510(k) premarket clearance notification to the FDA for the Vantera system by the end of 2011, with a goal of making Vantera commercially available in 2012 to perform our NMR LipoProfile test and other diagnostic tests that we may develop.

Market Overview

Coronary Heart Disease

Cardiovascular disease is the leading cause of death in the industrialized world. The American Heart Association estimates that in 2006 approximately 81 million people in the United States had one or more forms of cardiovascular disease and that it claimed approximately 831,000 lives in the United States that year, with the number of cardiovascular deaths increasing with age. According to the Centers for Disease Control and Prevention, or CDC, cardiovascular disease accounts for the highest share of total healthcare costs in the United States, estimated to be over $300 billion per year.

CHD is the second most prevalent form of cardiovascular disease after hypertension and results from the failure of the heart to supply oxygenated blood to the body. According to the American Heart Association, CHD accounted for over one-half of all cardiovascular disease deaths in 2006, and the direct and indirect costs of CHD in the United States were estimated to be $177 billion in 2010.

CHD usually results from atherosclerosis, a hardening and narrowing of the arteries caused by a buildup of fatty plaque composed of cholesterol and other lipids, such as triglycerides, in the arterial wall. Heart attacks may result from reduced blood flow to the heart caused by progressive plaque buildup or by blood clots produced by plaque rupture.

Lipoproteins and Atherosclerosis

Lipoprotein particles are the “containers” that transport cholesterol, triglycerides and other lipids throughout the bloodstream. Lipoprotein particles span a range of sizes and densities and are grouped into three primary classes:

•	LDL, or low density lipoproteins, are intermediate-sized particles and carry cholesterol from the liver to the rest of the body;

•	HDL, or high density lipoproteins, are the smallest particles and collect cholesterol from the body’s tissues, bringing it back to the liver; and

•	VLDL, or very low density lipoproteins, are the largest particles and are rich in triglycerides.

Within each of these primary classes, there are several subclasses based on the size of the particles. For example, there are large, medium and small particles within each of the LDL, HDL and VLDL classes.

Atherosclerosis occurs when elevated numbers of LDL particles enter the arterial wall, become oxidized and are taken up by macrophages, a type of immune cell, and transformed into fatty plaque deposits. HDL particles, on the other hand, protect against atherosclerosis by, among other mechanisms, preventing oxidation of LDL particles and facilitating cholesterol removal from plaque. LDL particles are therefore considered to be “bad” because elevated levels of these particles in the blood promote atherosclerosis, and HDL particles are considered to be “good” because high levels in the blood help to prevent atherosclerosis.

Since the 1960s, the scientific community has recognized that LDL particles are a key causal factor for atherosclerosis. However, for many years the only practical way to estimate the amount of LDL and HDL was to measure the level of cholesterol contained in these particles. Chemical measures of cholesterol concentration in lipoprotein particles, such as those reported by the lipid panel, have become the most commonly used clinical measurement not because they were shown to be better than alternative lipoprotein measurements for predicting cardiovascular outcomes, but because historically they were the simplest and easiest to perform in routine clinical laboratories. As a result, the terms “bad cholesterol” and “good cholesterol” have become synonymous with LDL and HDL in the minds of both patients and clinicians. With the medical community’s initial focus on cholesterol, rather than on the lipoprotein particles carrying that cholesterol, the widely prescribed class of LDL-lowering drugs known as statins are perceived as cholesterol-lowering drugs, when in fact they function by lowering the number of LDL particles in the blood.

Clinical Uses and Market for Cholesterol Testing

The medical community seeks to more effectively manage patients’ risk for developing CHD and atherosclerosis because of the serious health effects, mortality and high treatment cost associated with these conditions. Current clinical practice guidelines issued by the National Cholesterol Education Program, or NCEP, an influential authority on cholesterol management overseen by the National Heart, Lung, and Blood Institute, or NHLBI, part of the National Institutes of Health, recommend that the intensity of LDL-lowering therapy should be based on a person’s risk for CHD. Accordingly, accurate measurement of a patient’s CHD risk is critical to managing his or her ongoing treatment.

Due in large part to NCEP recommendations, cholesterol testing to help assess CHD risk and to manage LDL, and sometimes HDL, levels has become well-established in clinical practice. Drug companies have also contributed significantly to the awareness of the importance of cholesterol testing through physician education and direct-to-consumer advertising of LDL-lowering drugs, including statins. Cholesterol awareness programs, the aging of patient populations and the ongoing need to perform cholesterol tests for patient monitoring and management have all led to considerable growth in the cholesterol testing market.

Clinicians have historically assessed a patient’s CHD risk and ongoing response to statins and other lipid-altering therapies by prescribing traditional cholesterol tests. These tests are a part of the conventional lipid panel, which has four components:

•	LDL-C, or the amount of cholesterol contained in LDL particles;

•	HDL-C, or the amount of cholesterol contained in HDL particles;

•	total cholesterol; and

•	triglycerides.

Lipid panels are among the most frequently ordered laboratory tests in the United States. According to Medicare billing data, the lipid panel was the fourth most frequently ordered test in clinical laboratories in 2009. We estimate that over 75 million lipid panel tests are performed annually by clinical diagnostic laboratories and hospital outreach laboratories for patient management.

Limitations of Traditional Cholesterol Testing

While LDL and HDL testing is a generally well-accepted means to determine a patient’s need for LDL-lowering or HDL-raising therapy and monitoring treatment response, there is increasing awareness that the traditional cholesterol measures of these key lipoprotein risk factors are deficient because they can overestimate or underestimate the actual levels of these lipoproteins in many patients and the CHD risk they confer. Many patients have disparities between their level of cholesterol and the number of lipoprotein particles in their blood, a state known as discordance. We believe that discordance leads directly to the under-treatment or over-treatment of millions of patients.

The cholesterol content of individual LDL and HDL particles can vary more than two-fold between patients and can change over time in the same patient. If the amounts of cholesterol per particle did not vary, LDL-C would always be an accurate measure of LDL. In practice, however, one person may have larger, more cholesterol-rich LDL particles, while a second person may have smaller, less cholesterol-rich LDL particles. As illustrated by the graphic below, a person with smaller LDL particles at a given level of LDL-C will always have more LDL particles, and consequently higher CHD risk, than a person with the same LDL-C carried in larger LDL particles.

Research data have shown that LDL-P is more strongly correlated with CHD risk than is the level of LDL-C. In one large population study, over 30% of patients with “optimal,” or low, LDL-C had higher, less-than-optimal LDL-P levels. We believe these discordant patients may be at higher risk for developing CHD but would not be identified by traditional cholesterol testing as potentially needing LDL-lowering treatment. Such a patient’s medical provider would be able to prescribe pharmaceutical therapies, such as statins, niacin or fibrates, as well as dietary and other lifestyle changes to benefit that patient. Conversely, discordant patients with low LDL-P but higher LDL-C might be expected to derive little clinical benefit from LDL-lowering treatments. Despite the increasing body of clinical evidence indicating the benefits of particle number measurement over cholesterol measurement, technological limitations and lack of clinician awareness have prevented LDL-P and HDL-P from becoming more well-accepted within the medical community.

The diagnostic limitations of traditional cholesterol testing were cited in a 2008 consensus statement of the ADA and ACC, which concluded that LDL-C may not accurately represent the quantity of atherosclerosis-causing LDL particles, especially in those patients with the typical lipid abnormalities of cardiometabolic risk, such as elevated triglycerides and low HDL-C. The consensus statement suggested that a more accurate way to capture the risk posed by LDL may be to measure LDL-P directly using NMR technology.

Our Solution

Our NMR LipoProfile test has been cleared by the FDA for use in our clinical laboratory and directly measures LDL-P for use in managing cardiovascular risk. We believe that our test provides clinicians with more clinically relevant information about LDL and other classes and subclasses of lipoproteins than does the traditional cholesterol test for managing their patients’ CHD risk.

The current NMR LipoProfile test report consists of two pages. The first page includes test results for the following measurements:

•	LDL-P, along with reference ranges to guide patient management decisions;

•	HDL-C; and

•	triglycerides.

We have requested and received clearance from the FDA to provide the test results from our NMR LipoProfile test for each of these measurements.

The second page of the NMR LipoProfile report includes test results for a number of additional lipoprotein measures that have been validated by us but which have not been cleared by the FDA. These include:

•	measures related to cardiovascular risk, including HDL-P, the total number of small LDL particles, and LDL particle size; and

•	measures associated with insulin resistance and diabetes risk, including numbers of large HDL particles, small LDL particles and large VLDL particles, as well as HDL, LDL and VLDL particle size.

The second page includes a legend to the effect that these additional measurements, while validated by LipoScience, have not been cleared by the FDA and that the clinical utility of these measurements has not been fully established. In the third quarter of 2011, we submitted a 510(k) premarket notification to the FDA seeking clearance of the HDL-P measurement, as generated by the NMR LipoProfile test performed on our current NMR-based clinical analyzer platform, and that notification is currently pending FDA review. In the event that our submission for HDL-P or any other measurement were not cleared by the FDA, we would continue to report the result on the second page of the NMR LipoProfile report as a laboratory-developed test, but this could negatively affect our future ability to have HDL-P or such other measurement cleared by the FDA to be performed using the Vantera system. We intend to submit some of the other non-cleared test measurements to the FDA for 510(k) clearance by the end of 2012.

Clinical Validation of Lipoprotein Particle Quantification Using NMR

Our test was developed initially to provide a novel and efficient way to quantify, or count, the numbers of lipoprotein particles of different sizes in blood plasma or serum. Subsequently, clinical outcome studies were performed to compare the cardiovascular disease associations of our particle test results with those of traditional cholesterol tests. On the basis of the findings of those studies, we believe that our test provides clinicians with more clinically relevant information about LDL and other classes and subclasses of lipoproteins to aid in the management of the CHD risk of their patients.

The clinical utility of lipoprotein particle quantification has been supported by a number of scientific papers published in peer-reviewed journals, including Journal of the American Medical Association, New England Journal of Medicine, Circulation, American Journal of Cardiology, Atherosclerosis and Journal of Clinical Lipidology. To date, ten cardiovascular disease outcome studies with over 48,000 total participants have specifically evaluated the link between LDL-P and CHD risk. In each case, LDL-P was more strongly associated with atherosclerotic outcomes than was LDL-C. In each study, the same blood samples were analyzed by traditional cholesterol testing and by our NMR LipoProfile test to enable a comparison of LDL-C and LDL-P in terms of their correlation with atherosclerosis and CHD risk.

We believe the following three studies are of particular note in showing the greater clinical relevance of LDL and HDL particle count as compared to LDL and HDL cholesterol measurement. Dr. James Otvos, our founder and Chief Scientific Officer, was an author of each of these published studies:

•

Multi-Ethnic Study of Atherosclerosis (MESA). In this observational study of frozen archived baseline blood samples from almost 5,600 ethnically diverse individuals conducted by the NHLBI, with a mean follow-up period of over five years, LDL-P was found to be more predictive of future cardiovascular events, such as heart attack, chest pain, stroke or death from CHD, among individuals with discordant LDL-P and LDL-C levels. Furthermore, the MESA data also indicated that individuals with “optimal,” or low, levels of LDL-C, but discordantly higher LDL-P, had significantly greater risk of cardiovascular events. In contrast, other patients with higher levels of LDL-C, but low LDL-P, did not have greater risk. The figure below illustrates these results.

•

Framingham Offspring Study. In this long-running community-based observational study of over 3,000 men and women conducted by the NHLBI, blood samples from the same subjects at baseline were tested for both LDL-C by conventional cholesterol testing and for LDL-P by our NMR LipoProfile test. Data from this study indicated that LDL-P levels were more strongly associated with future cardiovascular events occurring during a median follow-up period of nearly 15 years than were either LDL-C or non-HDL cholesterol, defined as total cholesterol minus HDL cholesterol. Discrepancies between LDL-P and LDL-C were particularly prevalent at low LDL concentrations. When there was discordance between LDL-P and LDL-C levels above or below the median, cardiovascular disease risk was found to track more closely with LDL-P than LDL-C.

•

Veterans Affairs HDL Intervention Trial (VA-HIT). This trial, in which over 2,500 men with existing CHD and low levels of HDL-C and LDL-C were treated for five years with gemfibrozil, a fibric acid derivative, demonstrated that reductions in new CHD events could be achieved by this HDL-raising drug. NMR LipoProfile analysis conducted in a subset of over 1,000 men from this trial showed that HDL-P was increased more than HDL-C by gemfibrozil, and that levels of HDL-P and LDL-P during the trial predicted future CHD events, whereas levels of HDL-C and LDL-C did not.

Benefits of Our Test

We believe the NMR LipoProfile test provides the following benefits to clinicians and their patients, clinical diagnostic laboratories and healthcare payors:

Benefits to Clinicians and Patients

•

Improved patient management. We believe that the NMR LipoProfile test provides a more accurate picture of a patient’s lipoprotein-related CHD risk and the patient’s ongoing response to LDL-lowering and HDL-raising therapies than does LDL-C and HDL-C, as measured by traditional cholesterol tests. By providing clinicians with better information about the key lipoprotein risk factors, LDL and HDL, clinicians can design a personalized therapeutic and lifestyle management plan tailored to address the principal drivers of their patients’ CHD risk.

•	Strong clinical validation. Clinical research and numerous CHD outcome studies support the stronger predictive capacity of LDL-P for CHD patient management, compared to LDL-C.

•

Reimbursement. The NMR LipoProfile test has a dedicated Category I CPT code. The American Medical Association assigns Category I CPT codes to procedures that are consistent with contemporary medical practice, are widely performed and meet other specified criteria. The NMR LipoProfile test is reimbursed by Medicare and other governmental payors, as well as by many private insurance carriers.

•

Improved accessibility. We have commercial relationships with a number of national and regional clinical diagnostic laboratories, including Laboratory Corporation of America, or LabCorp. These arrangements allow clinicians to more easily order the NMR LipoProfile test through their laboratory providers instead of having to order it directly from us.

•	Ease of Use. The NMR LipoProfile test requires only a standard blood draw and, unlike traditional cholesterol tests, does not require the patient to fast in order to measure LDL-P and HDL-P.

Benefits to Laboratories

•

Driver of revenue and margin growth. Clinicians are increasingly recognizing the growing importance of LDL-P in measuring CHD risk, which we believe is evidenced by the 30% compound annual growth in the number of NMR LipoProfile tests ordered from 2006 to 2010. Offering the NMR LipoProfile test allows laboratories to meet the medical community’s growing demand for the test and expand their product offerings. Given the higher reimbursement rate our test enjoys as compared to traditional cholesterol testing, the NMR LipoProfile test also presents laboratories with an opportunity to increase their revenues and expand their margins.

•	Simplicity, efficiency and cost-effectiveness. Our use of NMR does not require time-consuming physical sample separation procedures.

•

Ability to leverage our sales and marketing efforts. Our NMR LipoProfile test is typically ordered by clinicians through clinical diagnostic laboratories. Our laboratory customers benefit from our direct sales force and our marketing programs and materials, which increase demand for our NMR LipoProfile test.

•

Future integration into existing laboratory operations. If the Vantera system receives FDA clearance, we intend to selectively place these systems on-site at our clinical diagnostic laboratory customers’ locations. Vantera is designed to easily integrate into existing laboratory information systems and workflows, requiring limited technician attention and simple process management.

•	Scalable platform. Using our NMR technology platform, multiple assays can be performed simultaneously from a single sample.

Benefits to Payors

•

More effective management of a costly disease. The NMR LipoProfile test is designed to help clinicians more effectively manage CHD risk, both in patients whose risk of CHD would have been underestimated by traditional cholesterol testing and in those patients who are being overtreated because traditional testing overstates their risk. Because our test provides information that allows physicians to make more informed therapeutic decisions, we believe it can lessen the financial burden of CHD on the payor community.

•

Low relative cost. The price for our test, while higher than that of a traditional cholesterol test, is still relatively low compared to other advanced cardiovascular panels. Medicare generally reimburses our test at a rate of $44.40 per test.

Our Strategy

Our strategy is to continue to advance patient care by converting clinicians, and the clinical diagnostic laboratories they use, from traditional cholesterol testing to our NMR LipoProfile test for the management of patients at risk for CHD, with the goal of ultimately becoming a clinical standard of care. The key elements of our strategy to achieve this goal include:

•

Expand our sales force nationally. We currently have sales representatives in 23 states who target clinicians, as well as dedicated representatives targeting clinical diagnostic laboratories and third-party payors. We intend to expand our investment in our sales force in order to penetrate all major markets in the United States and potentially in selected markets outside of the United States.

•

Increase market awareness and educate clinicians about the clinical benefits of our test. To create awareness, encourage clinician evaluation and increase orders for our NMR LipoProfile test, we provide our sales force with peer-reviewed clinical outcome studies, medical society guidelines and other clinical evidence sources. Our direct sales force uses these sources in calls on high-prescribing cardiologists, primary care physicians, allied healthcare professionals and laboratory administrators. We plan to continue to increase our investment in medical education and marketing efforts to promote our test as the standard of care for the management of cardiovascular risk.

•

Expand relationships with clinical diagnostic laboratories. Approximately 80% of our NMR LipoProfile tests performed are currently ordered through clinical diagnostic laboratories. We plan to expand our business with these existing laboratory customers and to develop relationships with additional national and regional laboratories. We intend to train laboratory customers’ sales forces and partner with them to gain access to additional clinicians and educate them about the benefits of our test. Where appropriate, we intend to collaborate with our laboratory customers to encourage health plan administrators to support reimbursement for the test.

•

Decentralize access to our technology platform with the Vantera system. We intend to selectively place our new Vantera system, if cleared by the FDA, on site with large clinical diagnostic laboratories, leading medical centers and hospital outreach laboratories. We intend to develop an expanded menu of additional assays that use our NMR-based technology, which we believe will increase the appeal of the Vantera system to laboratories. We expect that the availability of the Vantera system, if it receives the appropriate international regulatory approvals, would also facilitate our ability to expand internationally if we decide to do so.

•

Broaden medical policy coverage. We have a dedicated team of managed care specialists who pursue the expansion of coverage for our test with third-party payors. Our clinical diagnostic laboratory customers, prescribing physicians and healthcare thought leaders also assist us in influencing payors to cover our test. We intend to further broaden coverage by leveraging the increasing weight of clinical data, expanding access to our test and increasing utilization to incentivize payors to cover our test and set adequate reimbursement levels.

•

Pursue inclusion in treatment guidelines. We actively engage key opinion leaders and medical societies in an effort to have the NMR LipoProfile test included as a standard of care in clinical guidelines. The potential benefits of testing for LDL-P have been discussed in the ADA/ACC consensus statement and in a position statement published by a working group of the American Association of Clinical Chemistry. We plan to pursue inclusion of our NMR LipoProfile test in clinical guidelines, including those of the NCEP, the National Lipid Association and the American Heart Association.

•

Develop and expand relationships with leading academic medical centers. We have collaborated with leading academic medical centers, including the Mayo Foundation, the Cleveland Clinic and Oxford University, on clinical validation studies and research for developing new applications using NMR technology. We intend to pursue additional collaborations to further validate our technology, investigate potential new assays and provide clinical data for publications and regulatory submissions.

•

Develop new assays using our NMR-based technology platform. Our NMR LipoProfile test exploits only a very small fraction of the available information contained within an NMR spectrum of a sample. We intend to exploit the inherent analytical advantages of NMR spectroscopy, including its ability to analyze bodily fluids other than blood serum and plasma, to expand our menu of available assays. We are currently developing additional NMR-based assays to predict a patient’s risk for type 2 diabetes, and evaluating NMR technology for the detection and management of several different cancers as well as inflammatory, gastrointestinal and neurological diseases.

Our Technology Platform

Our technology platform combines proprietary signal processing algorithms and NMR spectroscopic detection into a clinical analyzer to identify and quantify concentrations of lipoproteins and, potentially, small molecule metabolites. NMR detectors, or spectrometers, analyze a blood plasma or serum sample by subjecting it to a short pulse of radio frequency energy within a strong magnetic field. Each lipoprotein particle within a given diameter range simultaneously emits a distinctive radio frequency signal, similar to distinctive ringing sounds for bells of different sizes. The amplitude, or “volume,” of the NMR signal is directly proportional to the concentration of the particular subclass of lipoprotein particles emitting the signal. Our proprietary software then collects, records and analyzes the composite signals emitted by all of the particles in the sample in real time and separates the signals into distinct subclasses. Within minutes, we are able to quantify multiple subclasses of lipoprotein particles.

Our technology platform based on NMR offers the following advantages over conventional methods of quantifying lipoproteins and small molecule metabolites:

•	Information-rich detection. NMR can analyze lipoproteins as well as potentially hundreds of small molecule metabolites.

•	Processing efficiency. Our technology does not require physical separation of the lipoprotein particles and does not require chemical reagents in order to evaluate a sample.

•	Sample indifference. Our technology may be used to analyze multiple sample types, including plasma, serum, urine, cerebrospinal fluid and other biological fluids.

•	Throughput. Simultaneous lipoprotein and metabolite quantification from a rapid NMR measurement makes the platform extremely efficient with high throughput.

The Vantera System

Vantera is our next-generation automated clinical analyzer system. We intend to decentralize access to our technology through the Vantera system in order to drive both geographic expansion and the technology adoption necessary for successful execution of our market conversion strategy. We intend to place Vantera systems in select high-volume national and regional clinical diagnostic laboratories, as well as at leading medical centers and hospital outreach laboratories.

As with our existing clinical analyzers, the Vantera system uses NMR spectroscopy and proprietary signal processing algorithms to identify and quantify lipoproteins and metabolites from a single spectrum, or scan. We believe that the Vantera system provides the following strategic and technological benefits:

•	direct access to our technology on site, rather than relying on a “send-out” test;

•	processing of samples at a rate that is approximately twice as fast as our current-generation analyzers;

•	a reagent-less platform requiring no sample preparation for analysis;

•	multiple NMR-test processing capabilities; and

•	limited operator intervention, with no specialized NMR training required for operation.

The Vantera system is in the final stages of development, and we expect to complete external clinical validation in support of a 510(k) premarket clearance notification with the FDA for Vantera by the end of 2011, with a goal of making Vantera commercially available in 2012 to perform our NMR LipoProfile test and other diagnostic tests that we may develop.

Sales, Marketing and Distribution

We currently market our NMR LipoProfile test through a direct sales force in 24 states. Our sales strategy involves the use of a combination of sales managers, sales representatives and medical science liaisons who target primary care physicians, cardiologists and key medical opinion leaders, as well as separate dedicated personnel targeting clinical diagnostic laboratories and third-party payors. As of June 30, 2011, we had 69 employees engaged in sales and marketing functions, including our sales managers and sales representatives, medical science liaisons, personnel focused on our sales efforts to clinical diagnostic laboratories and managed care specialists focused on third-party payors. We expect to increase our sales force as we seek to drive conversion of the market to our NMR LipoProfile test and expand into other parts of the United States.

The role of our sales force is to promote the NMR LipoProfile test and educate clinicians, laboratories and payors about its medical benefits over traditional cholesterol tests, as well as the potential economic benefits of providing patients with personalized cardiovascular risk management. Our sales and marketing activities are supported by the publication and presentation of relevant peer-reviewed medical studies and articles, educational programs, meetings and trade shows, print advertising in medical-related periodicals and customer support and service programs.

We intend to continue to distribute the NMR LipoProfile test directly through national and regional clinical diagnostic laboratories. We currently sell approximately 80% of our tests through these laboratories. Under our agreement with LabCorp, our largest customer, the NMR LipoProfile test is part of a defined and differentiated national marketing and sales program designed to educate its customers and potential customers, including prominent positioning of our test in sales meetings. We provide LabCorp and our other laboratory customers with our sales materials, as well as access to the various medical education and other marketing programs that we sponsor and conduct.

If the Vantera system is cleared by the FDA, we believe its selective placement directly in laboratories throughout the United States will further drive our market conversion strategy by decentralizing access to our technology. We expect that strong commercial relationships with clinical diagnostic laboratories will allow us to leverage their sales forces of these laboratories for additional access to prescribing clinicians, as well as third-party payors with whom the laboratories have existing contracts.

Coverage and Reimbursement

Clinicians order the NMR LipoProfile test directly from us and indirectly through clinical diagnostic laboratories located throughout the United States. When we sell our NMR LipoProfile test to a laboratory customer, we receive a fixed fee per test at a level individually negotiated with each laboratory, and the laboratory takes responsibility for billing and collections from third parties, including Medicare and other governmental and commercial payors. When a clinician orders the test directly from us, we have the responsibility for securing reimbursement. Our managed care team seeks to establish coverage for our test with all payors, including Medicare, state Medicaid agencies and commercial insurance carriers, so that we and our laboratory customers can maximize reimbursement.

Laboratory tests, as with most other healthcare services, are classified for reimbursement purposes according to their respective CPT codes. In 2006, the American Medical Association’s CPT Editorial Board issued a Category I CPT code (83704) for our NMR LipoProfile test. With its own dedicated CPT code, our NMR LipoProfile test is reimbursed by a number of governmental and private payors who we believe collectively represent over 150 million covered lives. These payors include Medicare, TRICARE, WellPoint, United Healthcare and several Blue Cross Blue Shield affiliates.

Medicare and Medicaid

CMS, which establishes reimbursement payment levels and coverage rules for Medicare, currently covers our NMR LipoProfile test. All NMR LipoProfile tests that are performed for Medicare patients and directly billed to Medicare are subject to Medicare’s national coverage regulation. This applies to both our direct business as well as that of our laboratory customers. In order to obtain Medicare reimbursement under this policy, we and our laboratory customers are required to comply with all Medicare regulations. We believe that we have sufficient processes and procedures in place to comply with Medicare requirements and to directly seek reimbursement from Medicare for our NMR LipoProfile test.

Individual state agencies establish reimbursement levels for Medicaid. Our NMR LipoProfile test is currently reimbursed by several of these state Medicaid agencies, although it is not a significant portion of our business.

Commercial Insurance Carriers and Managed Care Organizations

In-network. Our laboratory customers have participating provider, or in-network, agreements with payors that we believe cover a majority of insured individuals in the United States and, as a result, our NMR LipoProfile test is frequently billed to an insurer as an in-network benefit. In-network agreements specify a fixed price for reimbursement over a fixed period of time. These in-network agreements between insurers and our laboratory customers allow for better and more consistent reimbursement to them, while we receive a fixed fee per test without assuming the risk of non-payment from an insurance company. We also have an in-network agreement with Blue Cross Blue Shield of North Carolina that covers NMR LipoProfile tests ordered directly from us.

Out-of-network. For our direct business that is not performed through a laboratory customer and not covered under our in-network agreement with Blue Cross Blue Shield of North Carolina, we are generally an out-of-network provider, meaning that we do not have a contractual agreement in place that specifies a fixed price for reimbursement. Instead, we bill these payors on a fee-for-service basis and then invoice the patient for the remainder of what the insurer does not pay, up to our total billed amount.

Competitive Products and Technologies

We compete primarily against the conventional lipid panel test as well as alternative methods of measuring cholesterol concentrations or lipoproteins.

The lipid panel test is widely ordered by physician offices and performed in substantially all clinical diagnostic laboratories. It is relatively inexpensive and reimbursed by virtually all payors. However, the market for lipid panel tests is highly fragmented, and there is no dominant provider for these tests.

We also compete against companies that offer other methods for measuring lipoproteins. Unlike our technology, however, these methods require lipoproteins to first be physically separated on the basis of differences in size or density or composition before being measured. These physical separation methods generally involve relatively labor-intensive steps to separate the sample and are more time-consuming and more costly to perform than the NMR LipoProfile test. Among the companies providing these tests are Berkeley HeartLab, Inc., now part of Quest Diagnostics, as well as Atherotech, Inc. and SpectraCell Laboratories.

There are also diagnostic tests available that measure other lipoprotein indicators of cardiovascular disease risk, including apolipoprotein B, or apoB, a protein found on both LDL and VLDL particles. Plasma apoB levels provide a measure of the aggregate number of LDL plus VLDL particles. While an apoB test is generally less expensive than our NMR LipoProfile test, it does not offer the breadth of information useful in the management of CHD risk provided by our test, including:

•	measures related to cardiovascular risk, including HDL-P, the total number of small LDL particles, and LDL particle size; and

•	measures associated with insulin resistance and diabetes risk, including numbers of large HDL particles, small LDL particles and large VLDL particles, as well as HDL, LDL and VLDL particle size.

The apoB assay is a non-proprietary test offered by many clinical diagnostic laboratories. We believe that the lack of universal standardization of the apoB test has limited its use by physicians.

In order for us to successfully compete against these alternative tests and technologies, we will need to demonstrate that our products deliver superior results and value as a result of our key differentiators, including FDA clearance, clinical validation, improved patient outcomes, accessibility, ease of use, speed and efficiency, scalability and economic benefits.

Research and Development

Our research and development efforts are focused on completing the development of the Vantera automated system, as well as on developing additional high-value in vitro diagnostic assays using our NMR-based technology.

Each NMR analysis returns data that could be used to measure concentrations of hundreds of small molecule metabolites, and we believe that our technology is suited for the measurement of any number of those metabolites with minimal sample preparation in a rapid, easy-to-use and efficient manner. Our technology also supports the analysis of other bodily fluids in addition to plasma, such as urine and cerebrospinal fluid.

We are actively developing our test for use in assessing insulin resistance and type 2 diabetes risk. We currently provide an insulin resistance score as a laboratory-developed test that is part of the NMR LipoProfile test. This test, which is not cleared or approved by the FDA at this time, uses a lipoprotein-based indicator to assess insulin resistance status, an early indicator of type 2 diabetes. We are developing enhancements to this assay to improve its utility and we intend to discuss the regulatory submission process with the FDA for this enhanced assay in 2012.

We are also investigating opportunities to develop a number of additional assays, including:

•	Additional lipoprotein tests. These would utilize lipoprotein subclass and particle size information to address diagnosis or management of additional cardiovascular or metabolic disease states.

•	Single-analyte tests. These would measure metabolites from a variety of sample types, such as plasma, urine, cerebrospinal fluid and other biological fluids.

•	Multivariate-indexed tests. These would simultaneously measure multiple metabolites in order to evaluate risk for developing or to diagnose certain diseases.

As of June 30, 2011, we had 34 employees engaged in research and development functions. Our research and development expenses were $7.2 million, $6.2 million and $7.3 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $3.9 million for the six months ended June 30, 2011.

Testing and Laboratory Operations

We currently process all samples and perform all NMR LipoProfile tests at our laboratory, which occupies approximately 39,000 square feet at our headquarters in Raleigh, North Carolina. Our laboratory allows us to fulfill current demand for our test and serves as a strategic asset that we believe will facilitate our ability to launch new assays we plan to develop. Our laboratory is certified under the Clinical Laboratory Improvement Amendments, or CLIA, and is accredited by the College of American Pathology. We also satisfy the additional licensing requirements of a number of states, including New York.

Our NMR LipoProfile test begins with a standard blood sample taken at the direction of a clinician. The plasma from the blood sample is sent to our laboratory either directly by the referring clinician or by a clinical diagnostic laboratory. Our NMR LipoProfile test requires minimal preparation and the results are produced within minutes. We typically report results to clinicians or the referring laboratory within 24 hours of our receipt of a sample.

We operate 15 of our current generation NMR analyzers to perform our tests. We currently manage a six-days-a-week, multiple shift operation, and we believe we can expand our production capacity to approximately 40,000 tests per week on our current testing infrastructure.

The Vantera system, if cleared or approved by the FDA, will decentralize access to our technology. In addition to deploying the Vantera system at our laboratory customers’ facilities, we intend to place some of these units in our own laboratory in order to increase capacity as needed. We will continue to operate our laboratory facility, even after the launch of Vantera, as an early launch platform for new NMR-based assays.

We source the components of the Vantera system, including the magnet and console, sample handler and shell, from Agilent Technologies and KMC Systems, Inc., original equipment manufacturers who will ship the components to us or at our direction directly to the laboratory or research center for assembly. As part of the assembly, we will install our proprietary signal processing software and assays to complete the placement of the Vantera system.

Supply Agreements

Agilent Technologies

We have entered into a collaboration with Varian, Inc., now part of Agilent Technologies. The collaboration agreement was for collaborative development and anticipated commercialization of a component part for what is now referred to as the Vantera system. We purchase from Agilent the magnet, console and probe used in the Vantera system. Under the collaboration agreement, we and Agilent have agreed to negotiate a supply agreement that includes a provision not to sell the component part to other customers within a restricted field relating to certain in vitro diagnostic applications for which FDA approval will be pursued. Agilent retains all rights to sell the component part to others for uses, applications and purposes outside of the specified field of use, including research use only, clinical research and certain other in vitro diagnostic applications. We are responsible for all regulatory filings and required approvals related to the commercial availability of the Vantera system.

Under the collaboration agreement, we are obligated to purchase all of our NMR-related component requirements from Agilent. Either we or Agilent may terminate the collaboration agreement upon the occurrence of a breach of a material term of the agreement by the other party, including the failure to meet any milestones or other requirements of the development plan, that is not cured within a specified number of days after notice thereof by the non-breaching party, or if the other party files for bankruptcy protection or enters into similar proceedings.

We currently purchase components for the Vantera system from Agilent under standard purchase orders while the supply agreement is in negotiations.

As part of entering into the collaboration agreement with us, Varian also purchased shares of our convertible preferred stock, which shares are now held by Agilent and will convert to common stock upon the closing of this offering.

KMC Systems

In 2007, we began collaborating with KMC Systems, Inc. on the design and manufacture of the Vantera hardware assembly, including the frame, the autosampler and the electronic interface. In 2009, we entered into a production agreement with KMC under which we have designated KMC as the exclusive manufacturer of the Vantera commercial production unit, subject to specified exceptions, and have agreed to purchase all of our Vantera units from KMC. The sales price for each Vantera unit is determined on an individual purchase order basis and is based on a pricing formula set forth in the production agreement.

The initial term of the production agreement continues until the later of three years from the first shipment of a Vantera analyzer or delivery of the 30th unit. The initial term will be automatically extended for additional one-year periods unless we or KMC provide the other with written notice of termination not less than 90 days prior the end of the term or an extension term. Either we or KMC may terminate the production agreement upon the occurrence of a material breach by the other party that is not cured within a specified number of days after notice thereof by the non-breaching party, if the other party files for bankruptcy protection or enters into similar proceedings, or upon a change of control of the other party, as defined in the agreement. KMC also has the right to terminate the production agreement if its production activities under a purchase order are interrupted or delayed due to our request or our failure to perform our obligations under the agreement, in each case for a 90-day continuous period. During the term of the agreement and for a specified period of time thereafter, neither we nor KMC may solicit for employment any employees of the other party.

Intellectual Property

In order to remain competitive, we must develop and maintain protection on the key aspects of our technology. We currently rely on a combination of patents, copyrights and trademarks and confidentiality, licenses and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. As described below, the patent covering the measurement of lipoprotein classes and subclasses by NMR, which we license from a third party, expired in August 2011. This technology is now in the public domain. However, we believe that the know-how required to directly quantify lipoprotein particles using NMR-based technology will provide sufficient barriers to entry that will not materially impact our competitive position.

Patents

We exclusively license two U.S. patents, one of which we co-own with our licensor, and we own or co-own an additional five issued U.S. patents and four pending U.S. patent applications, including one covering the Vantera system for which we have received a notice of allowance from the U.S. Patent and Trademark Office. Dr. James D. Otvos, our founder and Chief Scientific Officer, is a named inventor on all but one of our owned and licensed patents and patent applications.

License from North Carolina State University

We license from North Carolina State University, or NCSU, on an exclusive basis, U.S. patent number 5,343,389, which expired in August 2011 and U.S. patent number 6,518,069, which expires in 2020. The first patent relates to the method and apparatus for measuring classes and subclasses of lipoproteins by NMR spectroscopy, and the second patent, which we co-own, covers NMR measurements of lipoprotein subclasses for use in identifying patients at risk for type 2 diabetes and measurement of glucose levels.

Under the agreement, we paid an initial license fee of $25,000. We are required to pay NCSU a low single-digit royalty based on net sales of the licensed products and licensed tests, subject to a minimum annual royalty of $2,500. Dr. James Otvos, our founder and Chief Scientific Officer, is an adjunct professor of biochemistry at NCSU.

Under the license agreement, we are obligated to diligently pursue the development and commercialization of the licensed technologies, including manufacturing or producing a product for testing, development and sale and seeking required government approvals of the product. NCSU may terminate our license if we fail to perform our obligations under the license agreement, or if we engage in fraud, willful misconduct or illegal conduct. In addition, while our license is on an exclusive basis, the inventions claimed by the patents were made pursuant to government-funded research and, consequently, are subject to statutory rights retained by the U.S. government. Unless earlier terminated, our license agreement with NCSU will terminate upon the expiration of the last-to-expire of the patents that are subjects of the license agreement.

Copyrights, Trademarks and Trade Secrets

We protect the software that we use to analyze the data from our NMR spectroscopic analysis through registered copyrights in the United States, common law copyrights and as trade secrets. We hold registered trademarks in the United States for our marks “LipoProfile,” “NMR LipoProfile,” “LipoScience,” “Vantera” and “LipoTube.”

We require all employees and technical consultants working for us to execute confidentiality agreements, which provide that all confidential information received by them during the course of the employment, consulting or business relationship shall be kept confidential, except in specified circumstances. Our agreements with our employees provide that all inventions, discoveries and other types of intellectual property, whether or not patentable or copyrightable, conceived by the individual while he or she is employed by us are assigned to us. We cannot provide any assurance, however, that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our technology or obtain and use information that we regard as proprietary.

Government Regulation

Federal Food, Drug and Cosmetic Act

In the United States, in vitro diagnostics are regulated by the FDA as medical devices under the Federal Food, Drug and Cosmetic Act, or FDCA. We have previously received FDA clearance for our current NMR spectrometer together with the NMR LipoProfile test and specific portions of the report produced by the test for use in our clinical laboratory. In the third quarter of 2011, we made a submission to the FDA seeking clearance of one additional test measurement generated by the NMR LipoProfile test performed on our current NMR-based clinical analyzer platform, which submission is currently pending FDA review. We have not yet sought FDA clearance of certain other portions of the report produced by our test, which may be considered to be laboratory-developed tests, or LDTs, as described below, but we plan to do so by the end of 2012. We also plan to seek FDA clearance or approval for other diagnostic products currently under development. There are two regulatory pathways to receive authorization to market in vitro diagnostics: a 510(k) premarket notification and a premarket approval application, or PMA. The FDA makes a risk-based determination as to the pathway for which a particular in vitro diagnostic is eligible.

The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling and adherence to FDA’s quality system regulation, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of these requirements, as well as to premarket approval. Most Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a PMA. Most in vitro diagnostic kits are regulated as Class I or II devices and are either exempt from premarket notification or require a 510(k) submission.

510(k) premarket notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Under current FDA policy, if a predicate device does not exist, the FDA may make a risk-based determination based on the complexity and clinical utility of the device that the device is eligible for de novo 510(k) review instead of a requiring a PMA. The de novo 510(k) review process is similar to clearance of the 510(k) premarket notification, despite the lack of a suitable predicate device.

The FDA’s performance goal review time for a 510(k) notification is 90 days from the date of receipt, however, in practice, the review often takes longer. In addition, the FDA may require information regarding clinical data in order to make a decision regarding the claims of substantial equivalence. Clinical studies of in vitro diagnostic products are typically designed with the primary objective of obtaining analytical or clinical performance data. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. Any modifications made to a device, its labeling or its intended use after clearance may require a new 510(k) notification to be submitted and cleared by FDA. Some modifications may only require documentation to be kept by the manufacturer, but the manufacturer’s determination of the absence of need for a new 510(k) notification remains subject to subsequent FDA disagreement and enforcement to cease marketing of the modified device.

The FDA has undertaken a systematic review of the 510(k) clearance process that includes both internal and independent recommendations for reform of the 510(k) system. The internal review, issued in August 2010, included a recommendation for development of a guidance document defining a subset of moderate risk (Class II) devices, called Class IIb, for which clinical or manufacturing data typically would be necessary to support a substantial equivalence determination. In the event that such new Class IIb sub-classification is adopted, we believe that most of the tests that we may pursue would be classified as Class IIb devices. In July 2011, the Institute of Medicine, or IOM, issued its independent recommendations for 510(k) reform. As the FDA receives public comment on the IOM recommendations and reconciles its plan of action to respond to both the internal and IOM recommendations, the availability of the 510(k) pathway for the Vantera system and our diagnostic tests, and the timing and data burden required to obtain 510(k) clearance, could be adversely impacted. We cannot predict the impact of the 510(k) reform efforts on the development and clearance of the Vantera system or any of our future diagnostic tests.

Premarket approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA of 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. Indeed, the total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved.

Laboratory-developed tests. There are some measurements reported by our NMR LipoProfile test that we have not submitted to the FDA for 510(k) clearance and which are therefore considered to be laboratory-developed tests. Although the FDA has stated that it has the regulatory authority to regulate laboratory-developed tests that are validated by the developing laboratory, it has generally exercised enforcement discretion and has not otherwise regulated most tests performed by laboratories that are certified under the Clinical Laboratory Improvement Amendments, or CLIA. In September 2007, the FDA published a draft guidance concerning laboratory-developed tests, or Draft Guidance, that is relevant to some of the tests we may develop in the future. The Draft Guidance describes the FDA’s position regarding potential regulation of a type of laboratory developed test known as in vitro diagnostic multivariate index assays, or IVDMIAs, and the revision provided additional examples of the types of tests that would be subject to the Draft Guidance. An IVDMIA is a test system that employs data, derived in part from one or more in vitro assays, and an algorithm that usually, but not necessarily, runs on software, to generate a result that diagnoses a disease or condition or is used in the cure, mitigation, treatment, or prevention of disease.

Continuing FDA Regulation

Under the medical device regulations, the FDA regulates quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with the quality system regulation, which sets forth the FDA’s current good manufacturing practices requirements for medical devices. The FDA monitors compliance with the quality system regulation and current good manufacturing practices requirements by conducting periodic inspections of manufacturing facilities. We could be subject to unannounced inspections by the FDA. Violations of applicable regulations noted by the FDA during inspections of our manufacturing facilities, or the manufacturing facilities of these third parties, could adversely affect the continued marketing of our tests.

The FDA also enforces post-marketing controls that include the requirement to submit medical device reports to the agency when a manufacturer becomes aware of information suggesting that any of its marketed products may have caused or contributed to a death, serious injury or serious illness or any of its products has malfunctioned and that a recurrence of a malfunction would likely cause or contribute to a death or serious injury or illness. The FDA relies on medical device reports to identify product problems and utilizes these reports to determine, among other things, whether it should exercise its enforcement powers. The FDA may also require postmarket surveillance studies for specified devices.

FDA regulations also govern, among other things, the preclinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices. In addition to compliance with good manufacturing practices and medical device reporting requirements, we will be required to comply with the FDCA’s general controls, including establishment registration, device listing and labeling requirements. If we fail to comply with any requirements under the FDCA, we could be subject to, among other things, fines, injunctions, civil penalties, recalls or product corrections, total or partial suspension of production, denial of premarket notification clearance or approval of products, rescission or withdrawal of clearances and approvals, and criminal prosecution. We cannot assure you that any final FDA policy, once issued, or future laws and regulations concerning the manufacture or marketing of medical devices will not increase the cost and time to market of new or existing tests. Furthermore, any current or future federal and state regulations also will apply to future tests developed by us.

Advertising

Advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC, under the FTC Act. The FTC Act prohibits unfair or deceptive acts or practices in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders and injunctions, which can require, among other things, limits on advertising, corrective advertising, consumer redress and restitution, as well as substantial fines or other penalties. Any enforcement actions by the FTC could have a material adverse effect our business.

Laboratory Certification, Accreditation and Licensing

We have obtained all federal and state licenses, certificates and permits necessary to conduct our diagnostic testing business. CLIA requires us and most clinical laboratories operating in the United States, to maintain federal certification. The State of North Carolina also requires us to maintain a laboratory license. In addition, the laws of some states require licensure for our laboratory, even though we do not operate a laboratory in those states.

CLIA imposes requirements relating to test processes, personnel qualifications, facilities and equipment, record keeping, quality assurance and participation in proficiency testing, which involves comparing the results of tests on specimens that have been specifically prepared for our laboratory to the known results of the specimens. The CLIA requirements also apply as a condition for participation by clinical laboratories under the Medicare program. Under the CLIA regulations, the complexity of the tests performed determines the level of regulatory control. The U.S. Department of Health and Human Services, or HHS, classifies our NMR LipoProfile test as a high-complexity test. As a result, we must employ more experienced and highly educated personnel, as well as additional categories of employees.

HHS or an organization to which HHS delegates authority verifies compliance with CLIA standards through periodic on-site inspections. Sanctions for failure to meet these certification, accreditation and licensure requirements include suspension or revocation of the certification, accreditation or license, as well as imposition of plans to correct deficiencies, injunctive actions and civil monetary and criminal penalties. If HHS should remove or suspend our CLIA certificate, we would be forced to cease performing testing.

We are also accredited by the College of American Pathologists, or CAP. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can often be used to meet CLIA and state certification requirements.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearing houses, and healthcare providers which conduct certain healthcare transactions electronically. Covered Entities and their Business Associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. Additionally, some state laws impose privacy protections more stringent than HIPAA. Most of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are Covered Entities and must obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We are not presently subject to HIPAA; however, we may become subject to the requirements of HIPAA in the future if we provide clinical laboratory testing services or enter into specific kinds of relationships with a Covered Entity or a Business Associate of a Covered Entity.

Our activities must also comply with other applicable privacy laws. For example, there are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue samples and associated patient information could significantly impact our business and our future business plans.

Federal and State Billing and Fraud and Abuse Laws

Antifraud Laws/Overpayments. As participants in federal and state healthcare programs, we are subject to numerous federal and state antifraud and abuse laws. Many of these antifraud laws are broad in scope, and neither the courts nor government agencies have extensively interpreted these laws. Prohibitions under these laws include:

•	the submission of false claims or false information to government programs;

•	deceptive or fraudulent conduct;

•	excessive or unnecessary services or services at excessive prices; and

•	under federal law, prohibitions in defrauding private sector health insurers.

We could be subject to substantial penalties for violations of these laws, including denial of payment and refunds, suspension of Medicare payments and exclusion from participation in the federal healthcare programs, as well as civil monetary and criminal penalties and imprisonment. The government considers one of these statutes, the Civil False Claims Act, to be its primary enforcement tool to combat healthcare fraud. Liability under the Civil False Claims Act can result in treble damages, and imposition of penalties. Separately, the HHS office of the Office of Inspector General, or OIG, can exclude providers found liable under the Civil False Claims Act from participating in federally funded healthcare programs, including Medicare. The steep penalties that may be imposed on laboratories and other providers under this Act may be disproportionate to the relatively small dollar amounts of the claims made by these providers for reimbursement. In addition, even the threat of being excluded from participation in federal healthcare programs can have significant financial consequences on a provider.

Numerous federal and state agencies enforce the antifraud and abuse laws. In addition, private insurers may also bring private actions. In some circumstances, private whistleblowers are authorized to bring fraud suits on behalf of the government against providers and are entitled to receive a portion of any final recovery.

Federal and State “Self-Referral” and “Antikickback” Restrictions

Self-Referral law. We are subject to a federal “self-referral” law, commonly referred to as the “Stark” law, which prohibits Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory.

We are also subject to a North Carolina self-referral law that prohibits a physician investor from referring to us any patients covered by private, employer-funded or state and federal employee health plans. The North Carolina self-referral law contains few exceptions for physician investors in securities that have not been acquired through public trading, but will generally permit us to accept referrals from physician investors who buy their shares in the public market.

We have several stockholders who are physicians in a position to make referrals to us. We have included within our compliance plan procedures to identify requests for testing services from physician investors and we do not bill Medicare, or any other federal program, or seek reimbursement from other third-party payors, for these tests. The self-referral laws may cause some physicians who would otherwise use our laboratory to use other laboratories for their testing.

Providers are subject to sanctions for claims submitted for each service that is furnished based on a referral prohibited under the federal self-referral laws. These sanctions include denial of payment and refunds, civil monetary payments and exclusion from participation in federal healthcare programs and civil monetary penalties. Similarly, sanctions for violations under the North Carolina self-referral laws include refunds and monetary penalties.

Anti-Kickback Statute. The federal healthcare anti-kickback statute prohibits laboratories from making payments or furnishing other benefits to influence the referral of tests paid for by federal healthcare programs. Sanctions for violations of the federal anti-kickback statute may include imprisonment and other criminal penalties, civil monetary penalties and exclusion from participation in federal healthcare programs.

The OIG has criticized a number of the business practices in the clinical laboratory industry as potentially implicating the anti-kickback statute, including compensation arrangements intended to induce referrals between laboratories and entities from which they receive, or to which they make, referrals. In addition, the OIG has indicated that “dual charge” billing practices that are intended to induce the referral of patients reimbursed by federal healthcare programs may violate the anti-kickback statute.

North Carolina has an anti-kickback statute that prohibits healthcare providers from paying any financial compensation for recommending or securing patient referrals. Penalties for violations of this statute include license suspension or revocation or other disciplinary action. Other states have similar anti-kickback prohibitions.

Both the federal anti-kickback law and the North Carolina anti-kickback law are broad in scope. Neither the courts nor federal or state agencies have extensively interpreted these laws. The anti-kickback laws clearly prohibit payments for patient referrals. Under a broad interpretation, these laws could also prohibit a broad array of practices involving remuneration where one party is a potential source of referrals for the other.

Other Laws

Occupational Safety and Health. The State of North Carolina has an OSHA-approved state occupational safety and health plan allowing it to impose stricter worker health and safety standards than those promulgated by the federal Occupational Safety and Health Administration, or OSHA. In addition to their comprehensive regulation of health and safety in the workplace in general, OSHA and the North Carolina Department of Labor Occupational Safety and Health Division have established extensive requirements aimed specifically at laboratories and other healthcare-related facilities. In particular, both agencies have implemented regulations intended to protect workers who may be exposed to bloodborne pathogens, such as HIV and hepatitis B, and other potentially infectious materials. In addition, because our operations require employees to use certain hazardous chemicals, we also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require us, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.

Specimen Transportation. We also are subject to regulations of the Department of Transportation, the United States Postal Service and the CDC which apply to the surface and air transportation of clinical laboratory specimens.

Environmental Compliance. We handle and dispose of human fluids and medical waste, such as vials and needles, in connection with our operations. The fluids and waste are treated as biohazardous material. We must comply with numerous federal, state and local statutes and regulations, particularly, to the extent applicable, the Medical Waste Tracking Act of 1988 and the Resource Conservation and Recovery Act. The statutes with which we must comply relate to public health and the environment, including practices and procedures for labeling, handling and storage of, and public disclosure requirements regarding, medical waste, hazardous and toxic materials or other substances generated by operation of clinical laboratories. We must also comply with environmental protection requirements, such as standards relating to the discharge of pollutants into the air, water and land, emergency response and remediation or cleanup in connection with medical waste, hazardous and toxic materials or other substances.

Employees

As of June 30, 2011, we had 171 employees. None of our employees are represented by a labor union or covered under a collective bargaining agreement, nor have we experienced any work stoppages. We consider our employee relations to be good.

Facilities

Our corporate headquarters and operations, including our laboratory facility, are located in Raleigh, North Carolina, where we currently lease approximately 83,000 square feet of office and lab space. The lease on this facility expires in June 2012, and we have the option to extend the term of the lease for two additional five-year periods, subject to certain conditions. Our current rent under this lease is approximately $1.2 million annually, subject to annual increases.

We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available to accommodate future growth of our business.

Legal Proceedings

We are not currently a party to any material pending legal proceedings. However, we may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of June 1, 2011:

Name	Age	Position
Richard O. Brajer	50	President, Chief Executive Officer and Director
Lucy G. Martindale	57	Executive Vice President and Chief Financial Officer
James D. Otvos, Ph.D.	63	Executive Vice President and Chief Scientific Officer
Timothy J. Fischer	49	Vice President, Research and Development
G. Mark Kirtland	49	Vice President, Strategy and Business Development
Paul C. Sanders	46	Vice President, Sales and Marketing
E. Duffy McDonald	58	Vice President, Operations
Timothy J. Williams	56	Vice President, General Counsel and Secretary
James M. Fries	45	Vice President, External Affairs
Thomas S. Clement	57	Vice President, Regulatory and Quality Affairs
Buzz Benson	56	Chairman of the Board of Directors
Charles A. Sanders, M.D.	79	Director and Chairman Emeritus
Robert J. Greczyn, Jr.	59	Director
Christopher W. Kersey, M.D.	41	Director
John H. Landon	70	Director
Daniel J. Levangie	60	Director
Woodrow A. Myers, Jr., M.D.	57	Director
Roderick A. Young	67	Director

Executive Officers

Richard O. Brajer

Mr. Brajer has served as our President and Chief Executive Officer and a member of our board of directors since 2003. From 1990 to 2003, Mr. Brajer was with Becton Dickinson and Company, or BD, a medical technology company, where he served in a number of senior management positions, both in the United States and in Europe, ultimately serving as president of BD’s worldwide diagnostic business. He also served as a corporate officer of BD. From 1987 to 1990, Mr. Brajer served as a consultant with McKinsey & Company. He began his career as a product development engineer with the Procter & Gamble Company. Mr. Brajer received a B.S. degree in chemical engineering from Purdue University and an M.B.A. degree from Stanford University. The board of directors believes that Mr. Brajer’s knowledge of our company from serving as our chief executive officer and his industry experience with medical device and diagnostic companies prior to joining our company allow him to make valuable contributions to the board.

Lucy G. Martindale

Ms. Martindale has served as our Executive Vice President and Chief Financial Officer since 2001. From 1996 to 2001, she served as Vice President and Finance Director of GlaxoWellcome Research & Development, a pharmaceutical research and development company. Ms. Martindale held various positions with GlaxoWellcome, Inc., a pharmaceutical company, from 1984 to 1996, including vice president, corporate planning and analysis. Prior to joining Glaxo, Ms. Martindale worked at Bristol-Myers Squibb, a pharmaceutical company, and American Hospital Supply Corporation, a supplier of hospital equipment and products. Ms. Martindale received a B.S. degree in business from Indiana University and an M.B.A. degree from Campbell University.

James D. Otvos, Ph.D.

Dr. Otvos is a founder of our company and has served as our Chief Scientific Officer since its inception. He has also served as Executive Vice President since 1999 and as a member of our board of directors until March 2011. From 1990 to 2000, Dr. Otvos was a professor of biochemistry at North Carolina State University, where he is currently an adjunct professor. Dr. Otvos received a Ph.D. degree in comparative biochemistry from the University of California-Berkeley and performed his postdoctoral training in molecular biophysics at Yale University.

Timothy J. Fischer

Mr. Fischer has served as our Vice President of Research and Development since September 2010. From December 2006 to September 2010, Mr. Fischer was with BD, where he served as vice president of development for BD’s women’s health and cancer business. From 2003 to December 2006, he served as Vice President of Product Development for TriPath Oncology, a diagnostic company in the field of women’s health. Mr. Fischer received a B.S. degree in biology from Indiana University. He is an inventor on more than 35 patents in the in vitro diagnostics field.

G. Mark Kirtland

Mr. Kirtland has served as our Vice President of Strategy and Business Development since July 2010. From August 2006 to May 2010, he served as senior vice president of business development at OraSure Technologies, a developer of point-of-care HIV testing. From 2005 to 2006, Mr. Kirtland was with Valeo Medical, a diagnostic company, as vice president of commercial operations. From 1998 to 2005, he was with Cytyc Corporation (now Hologic), a medical equipment and device company targeting women’s health and cancer. Earlier in his career, Mr. Kirtland worked at Wyeth (now Pfizer) from 1992 to 1997 as a senior product manager and product director and was a management consultant from 1988 to 1992 with McKinsey & Company. Mr. Kirtland received a B.S. degree in biology from Christian Brothers University and an M.S. degree in bioengineering from Columbia University.

E. Duffy McDonald

Mr. McDonald has served as our Vice President of Operations since 2008 and was our Vice President of Human Resources from 2003 to 2008. From 1994 to 2003, he served as vice president of organizational solutions for the Newton Instrument Company. From 1991 to 1994, he served as director of human resources for VDO–Yazaki Corporation. From 1976 to 1991, he was with Minnesota Mining and Manufacturing Company (3M), where he held several management positions. Mr. McDonald received a B.S. degree in sociology from the College of Charleston. Mr. McDonald is a certified Senior Professional in Human Resources.

Paul C. Sanders

Mr. Sanders has served as our Vice President of Sales and Marketing since February 2008. From 2006 to 2008, Mr. Sanders was vice president of sales for the cardio-peripheral division at ev3, Inc., an endovascular technology company. From 2000 to 2006, he held several sales, marketing and management positions, including director of marketing and director of sales at Abbott Vascular Devices, director of marketing for the Spine & Neuro Division of Sofamor Danek (a Medtronic company), several positions in sales and marketing at Boston Scientific, and several sales and management positions at U.S. Surgical. Mr. Sanders received a B.S. degree from the University of North Carolina at Chapel Hill.

Timothy J. Williams

Mr. Williams has served as our Vice President, General Counsel and Secretary since 2002. From 1995 to 2001, he served as vice president, associate general counsel and assistant secretary of Glaxo Wellcome Inc.

Before joining Glaxo, Mr. Williams was in private practice. He received a B.A. degree from Carleton College, a J.D. degree from the University of California—Berkeley and an M.B.A. degree from the Fuqua School of Business at Duke University.

James M. Fries

Mr. Fries has served as our Vice President of External Affairs since 2006 and was our Vice President of Payor Markets from 2003 to 2006. From 2001 to 2003, Mr. Fries served as director of reimbursement for VNUS Medical Technologies. Mr. Fries received a B.A. degree in organizational management and development and an M.B.A. degree from Eastern University.

Thomas S. Clement

Mr. Clement has served as our Vice President of Regulatory and Quality Affairs since February 2011. From January 2009 to January 2011, he served as Vice President of Global Regulatory and Clinical Affairs for QIAGEN N.V., a provider of sample and assay technology. From 2002 to 2008, Mr. Clement was Vice President of Quality and Regulatory Affairs for Roche Molecular Systems. From 1989 to 2002, he was Director of Regulatory Affairs for Organon Teknika Corporation. From 1988 to 1989, he served as Manager of Regulatory Affairs for Amersham, and from 1984 to 1988, he was Manager of Quality for Biotech Research Laboratories. Mr. Clement received a B.S. degree in business administration from the University of Maryland.

Non-Management Directors

Buzz Benson

Mr. Benson has served as a director of our company since 2001 and as chairman of the board since June 2011. Mr. Benson is a managing director and president of SightLine Partners LLC, a venture capital firm that invests in emerging growth medical technology companies. SightLine Partners was formed in 2004 to acquire the healthcare venture capital funds of Piper Jaffray Ventures. Prior to co-founding SightLine Partners, he was a Managing Director and President of Piper Jaffray Ventures from 1992 to 2004. From 1986 to 1992, he was co-head of the Piper Jaffray healthcare investment banking group. Prior to joining Piper Jaffray in 1986, Mr. Benson was a partner at Stonebridge Capital, a partnership investing in emerging publicly traded companies. Previously, he was an investment officer with Cherry Tree Ventures and a manager in the public accounting firm of Arthur Andersen & Co. Mr. Benson holds a B.S. degree in accounting from St. John’s University and is a Certified Public Accountant. The board of directors believes that Mr. Benson’s knowledge of our company, his financial and accounting expertise and his extensive experience in capital markets and investment management allow him to make valuable contributions to the board.

Charles A. Sanders, M.D.

Dr. Sanders has served as a director of our company since 2001 and served as chairman of the board from 2002 to June 2011. He currently serves as chairman emeritus of our board of directors. Dr. Sanders is retired from Glaxo, Inc. (now GlaxoSmithKline), a pharmaceutical company, where he served as chief executive officer from 1989 to 1994 and chairman of the board from 1992 to 1995. Before joining Glaxo, Dr. Sanders spent eight years with Squibb Corp., where he held a number of posts, including the positions of vice chairman, chief executive officer of the science and technology group and chairman of the science and technology committee of the board of directors. Previously, Dr. Sanders was general director of Massachusetts General Hospital and professor of medicine at Harvard Medical School. Dr. Sanders is a director of Icagen, Inc., BioCryst Pharmaceuticals, Inc. and Biodel Inc. Within the last five years, Dr. Sanders has also served as a director of Cephalon, Inc., BioPure Corporation, Trimeris, Inc., Genentech, Inc., Fisher Scientific International, Inc., and Vertex Pharmaceuticals Incorporated. He is currently a member of GlaxoSmithKline Foundation, the Institute of Medicine of the National Academy of Sciences, a member of the CSIS Board of Trustees, chairman of Project

HOPE and chairman of the Foundation for the National Institutes of Health. Dr. Sanders is also a past chairman of the New York Academy of Sciences, past chairman of The Commonwealth Fund, past chairman of the University of North Carolina Healthcare System, and past chairman of the Overseers Committee to Visit the Harvard Medical School. Dr. Sanders received his M.D. degree from Southwestern Medical College of the University of Texas. The board believes that Dr. Sanders, with more than 50 years of experience in both academic medicine and the pharmaceutical and biotechnology industries, brings in-depth knowledge of both medical and business issues to our board. In addition, through his service as a director on numerous high-profile corporate boards, Dr. Sanders has extensive and valuable corporate governance, board oversight and transactional experience.

Robert J. Greczyn, Jr.

Mr. Greczyn has served as a director of our company since March 2011. From 2000 to 2010, he was the chief executive officer of Blue Cross Blue Shield of North Carolina, where he also served on the board of the Blue Cross Blue Shield Association and chaired several committees. From 2006 to 2008, Mr. Greczyn was chairman of the board of the Council for Affordable Quality Care, an alliance of chief executive officers of the nation’s leading health insurers working to simplify healthcare transactions. Mr. Greczyn received an M.P.H. degree in health policy from the University of North Carolina at Chapel Hill and a B.A. degree in psychology from East Carolina University. The board believes that Mr. Greczyn’s extensive executive management experience, his knowledge of the managed care industry and significant academic involvement within the public health arena bring valuable insight to the board.

Christopher W. Kersey, M.D.

Dr. Kersey has served as a director of our company since 2009. He currently serves as a managing member of Camden Partners Holdings, LLC, a venture capital firm focusing on the healthcare and life science industries, which he joined in 2008. From December 2009 to July 2010, he served on the board of directors of Pet DRx Corporation, a provider of veterinary care services. He also serves on the board of trustees of The Johns Hopkins University School of Medicine and the board of trustees of The Johns Hopkins Hospital. From 2006 to 2008, Mr. Kersey was the chief business development officer and chief medical officer of RediClinic LLC, an operator of retail-based medical clinics. Prior to joining RediClinic, he served as a managing director from 2002 to 2006 of Cogene Ventures, a healthcare and life science late-stage venture capital fund. Mr. Kersey began his career in 1998 as an associate at Menlo Ventures, where he focused on healthcare and life science investments. His clinical research background includes fellowships at the National Institutes of Health and the Emory University School of Medicine, where he focused on molecular biology and cardiovascular surgery, respectively. Mr. Kersey received a B.A. degree from Stanford University, an M.D. degree from the Emory University School of Medicine and an M.B.A. degree from Harvard Business School. The board believes that Dr. Kersey’s background as a medical doctor, his expertise in capital markets and investment management and his extensive experience in the healthcare and life science industries make him a valuable addition to the board.

John H. Landon

Mr. Landon has served as a director of our company since 2007. Mr. Landon served as the vice president and general manager of Medical Products for E.I. DuPont de Nemours and Company, or DuPont, from 1992 until his retirement in 1996. Prior to that, Mr. Landon served in various capacities at DuPont, including vice president and general manager, diagnostics and biotechnology from 1990 to 1992, director of diagnostics from 1988 to 1990, business director of diagnostic imaging from 1985 to 1988 and in various other professional and management positions from 1962 to 1985. Mr. Landon served as chairman of the board of Cholestech Corporation prior to its 2007 sale to Inverness Medical and as a director of Digene Corporation prior to its 2007 sale to QIAGEN. He currently is a member of the board of AspenBio Pharma, Inc., a publicly held pharmaceutical company, a trustee and member of the governance committee of Christiana Care Health System, a diversified healthcare delivery company, and a member of the advisory board of Water Street Health Care

Partners. Mr. Landon received a B.S. degree in chemical engineering from the University of Arizona. The board believes that Mr. Landon’s breadth of management experience in the healthcare and life sciences industries allows him to contribute effectively to the board.

Daniel J. Levangie

Mr. Levangie has served as a director of our company since November 2010. He currently serves as managing partner of Constitution Medical Investors, Inc., a private investment firm focused on healthcare sector-related acquisitions. Mr. Levangie served as president, chief executive officer and a director of Keystone Dental, a dental implant device company, from 2009 until March 2011. From 2008 to 2009, he served as executive vice president of Cytyc Corporation, a medical equipment and device company targeting women’s health and cancer, and president of Cytyc Surgical Products, a wholly-owned subsidiary of Cytyc, from July 2006 until the acquisition of Cytyc by Hologic, Inc. in October 2007. Prior to July 2006, Mr. Levangie held several positions with Cytyc, including executive vice president and chief commercial officer from 2004 to 2006, chief executive officer and president of Cytyc Health Corporation from 2002 to 2003 and executive vice president and chief operating officer from 2000 to 2002. Prior to joining Cytyc in 1994, Mr. Levangie was employed in several sales and marketing positions by Abbott Laboratories, a diversified healthcare company. Mr. Levangie is currently a director of Exact Sciences Corp., a publicly held diagnostics company. During the last five years, he also served as a director of ev3, Inc., Cytyc and Hologic. Mr. Levangie received a B.S. degree in pharmacy from Northeastern University. The board believes that Mr. Levangie brings a wealth of executive, managerial and leadership experience in the diagnostics and medical device industries to our board from his prior service as an executive officer and director of a publicly held diagnostics and medical device company, and his service on several other medical device company boards of directors.

Woodrow A. Myers, Jr., M.D.

Dr. Myers has served as a director of our company since March 2011. He has served as managing director of Myers Ventures LLC, a healthcare and education consulting company, since December 2005. He was the executive vice president and chief medical officer of WellPoint, Inc., a commercial health benefits company, from 2000 to 2005. From 1995 to 2000, Dr. Myers also served as the director of healthcare management at the Ford Motor Company. Dr. Myers currently serves as a director of Express Scripts, Inc. and Genomic Health, Inc. and serves as the chairman of the board of the Mozambique Healthcare Consortium. In addition, Dr. Myers has served as a director of other public companies within the last five years, including ThermoGenesis Corp. from June 2006 to December 2009 and CardioNet, Inc. from August 2007 to May 2009. He is a former health commissioner for New York City and the State of Indiana, past chairman of the visiting committee for the Harvard School of Public Health and has served as a member of the Harvard University Board of Overseers and the Stanford University Board of Trustees. Dr. Myers holds a B.S. degree in biological sciences from Stanford University, an M.D. degree from Harvard Medical School and an M.B.A. degree from the Stanford Graduate School of Business. The board believes that, as a medical doctor, Dr. Myers brings both medical and management experience to our board, including extensive experience in the healthcare industry in general, where he has over ten years experience as a corporate executive officer, and in the diagnostics and medical device industries in particular.

Roderick A. Young

Mr. Young has served as a director of our company since 2008. Mr. Young has been a venture partner of Three Arch Partners since May 2006. He served as a director of North American Scientific, Inc., a publicly held medical device company, from 2006 to 2009. From 2003 to 2005, Mr. Young was president and chief executive officer of Vivant Medical, Inc., a venture-backed medical device company that was acquired by Tyco International, Ltd. Prior to his tenure at Vivant, Mr. Young was president and chief executive officer of Targesome, Inc., a biotechnology company, from 1998 to 2002. Prior to Targesome, Mr. Young also served as chairman and chief executive officer of General Surgical Innovations, a medical device company; president and chief executive officer of Focus Surgery; president of Toshiba America MRI; and president and chief operating officer of Diasonics. Mr. Young received a B.S. degree in industrial engineering from Stanford University and an M.B.A. degree from Harvard Business School. The board believes that Mr. Young’s prior management experience, his expertise in capital markets and investment management and his extensive experience in the healthcare and life science industries make him qualified to serve on our board.

Board Composition

Our board of directors currently consists of nine members. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of successor directors at the annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

Our directors currently serve on the board pursuant to the voting provisions of our second amended and restated investor rights agreement between us and several of our stockholders. Pursuant to the investor rights agreement, these stockholders have agreed to vote all shares of our capital stock that they own to cause and maintain the election to the board of directors of the company of:

•	the then-incumbent president and chief executive officer;

•

one representative of the holders of Series A preferred stock, Series A-1 preferred stock, Series B preferred stock, Series B-1 preferred stock, Series C preferred stock and Series C-1 preferred stock collectively;

•	two directors nominated collectively by the holders of Series D preferred stock and Series D-1 preferred stock;

•	one director nominated by Three Arch Capital, L.P.;

•	one director nominated by Camden Partners; and

•	four outside directors designated by the vote of at least 70% of the other directors then in office.

The voting provisions of the investor rights agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation, which will be in effect immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Messrs. , and , whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of Messrs. , and , whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of Messrs. , and , whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws, which will become effective upon completion of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

In June 2011, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Benson, Young, Greczyn, Landon and Levangie and Drs. Sanders, Myers and Kersey, representing eight of our nine directors, are “independent directors” as defined under NASDAQ rules and the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Board Leadership Structure

Our board of directors has an independent chairman, Mr. Benson, who has authority, among other things, to call and preside over board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the board. Accordingly, the board chairman has substantial ability to shape the work of the board. We believe that separation of the positions of board chairman and chief executive officer reinforces the independence of the board in its oversight of the business and affairs of our company. In addition, we believe that having an independent board chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the board to monitor whether management’s actions are in the best interests of the company and its stockholders. As a result, we believe that having an independent board chairman can enhance the effectiveness of the board as a whole.

Role of the Board in Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to the full board of directors, which also considers our risk profile. The audit committee and the full board of directors focus on the most significant risks we face and our general risk management strategies. While the board oversees our risk management, company management is responsible for day-to-day risk management processes. Our board expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Our audit committee consists of four directors, Messrs. Benson, Young, Levangie and Greczyn. Mr. Benson is the chairman of the audit committee and our board of directors has determined that Mr. Benson is an “audit committee financial expert” as defined by SEC rules and regulations. Our board of directors has determined that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Sarbanes-Oxley Act, applicable requirements of the NASDAQ listing rules and SEC rules and regulations. Mr. Young is affiliated with Three Arch Partners, a stockholder who we expect to beneficially own more than 10% of our common stock following this offering. Therefore, we will not be able to rely upon the safe harbor position of Rule 10A-3 under the Exchange Act that Mr. Young is not an affiliated person of our company within the meaning of Rule 10A-3. However, our board of directors has made an affirmative determination that Mr. Young is not an affiliate of our company. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our audit committee. The principal duties and responsibilities of our audit committee include:

•

appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•	approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly financial statements; and

•

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

Compensation Committee

Our compensation committee reviews and determines the compensation of all our executive officers. Our compensation committee consists of four directors, Messrs. Landon, Young and Greczyn and Dr. Kersey, each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code. Mr. Landon is the chairman of the compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, the NASDAQ listing rules and SEC rules and regulations. We intend to continue to evaluate and intend to comply with all future requirements applicable to our compensation committee. The principal duties and responsibilities of our compensation committee include:

•

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

•	exercising administrative authority under our stock plans and employee benefit plans;

•	establishing policies and making recommendations to our board of directors regarding director compensation;

•	reviewing and discussing with management the compensation discussion and analysis that we are required to include in SEC filings; and

•	preparing a compensation committee report on executive compensation as required by the SEC to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Governance Committee

The nominating and governance committee consists of four directors, Dr. Myers and Messrs. Benson, Levangie and Landon. Mr. Levangie is the chairman of the nominating and governance committee. Our board of directors has determined that the composition of our nominating and governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and governance committee complies with the applicable requirements of, the NASDAQ listing rules and SEC rules and regulations. We will continue to evaluate and will comply with all future requirements applicable to our nominating and governance committee. The nominating and governance committee’s responsibilities include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director participation and qualifications;

•	developing and recommending to the board corporate governance principles;

•	monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

•	overseeing an annual evaluation of the board’s performance.

The nominating and governance committee believes that candidates for director should possess, among other things, integrity, independence, diversity of experience, leadership and the ability to exercise sound judgment. In its review of candidates, the nominating and governance committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the company, demonstrated excellence in his or her field and having the commitment to rigorously represent the long-term interests of the company’s stockholders. However, the nominating and governance committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of the company and the long-term interests of stockholders. In conducting this review, the nominating and governance committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the board and the company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are scheduled to expire, the nominating and governance committee reviews these directors’ overall service to the company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence. The current composition of the board is dictated by the voting provisions of our investor rights agreement, although this agreement will terminate upon the completion of this offering.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.liposcience.com. The nominating and governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers or directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who currently serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Risk Assessment and Compensation Practices

Our management assessed and discussed with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we do not believe there are risks arising from such policies and practices that are reasonably likely to have a material adverse effect on us.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our internal controls help mitigate this risk and our performance-based cash bonuses are limited, representing a relatively smaller portion of the total compensation opportunities available to most employees. We also believe that our performance-based cash bonuses appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to our named executive officers and a portion of the compensation provided to our other employees is in the form of long-term equity-based incentives that are important to help further align our employees’ interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

Non-Employee Director Compensation

In 2008, our board of directors approved a director compensation plan, which was amended in June 2009 and again in February 2010 and May 2011. The director compensation plan, as amended, applies only to non-employee directors who are not representatives of institutional investors in our company. Our directors who are employees are compensated for their service as employees and do not receive any additional compensation for their director service. Our directors who are representatives of our institutional investors are compensated only for their travel and other expenses in connection with attending meetings of the board or its committees.

Under the director compensation plan as currently in effect, each eligible director receives an annual cash retainer of $20,000, plus, in the case of the chairman of the board, an additional $10,000 annually. The annual retainer is payable in quarterly installments immediately preceding each calendar quarter. In addition, eligible directors receive an option to purchase 40,000 shares of our common stock upon initial election or appointment to the board of directors and an additional option to purchase 20,000 shares of our common stock, or 30,000 shares in the case of the chairman of the board, annually thereafter. Options granted upon initial appointment have an exercise price per share equal to the fair market value of our common stock as of the date of grant. During 2010 and 2009, options granted to eligible continuing directors had an exercise price no less than 75% of the fair market value of our common stock on the date of grant. In 2011, the director compensation plan was amended to provide that all options, both upon initial appointment and annual grants to continuing directors, would have an exercise price equal to the fair market value of our common stock as of the date of grant. Subject to the director’s continued service, the initial option grants vest in two equal annual installments following the date of grant, while subsequent annual option grants vest in equal monthly installments over 12 months from the date of grant.

In addition to their director grants, the chairmen of the audit and compensation committees are eligible to receive an option to purchase 3,500 shares of our common stock upon initial election or appointment to the chairmanship and an additional option to purchase 3,500 shares of our common stock annually thereafter. These options have an exercise price per share equal to the fair market value of our common stock as of the date of grant. Subject to the director’s continued service as the chairman of the respective committee, each committee chairman option grant vests in equal monthly installments over 12 months from the date of grant. Upon an occurrence of a change of control of our company, as defined in the director compensation plan, all options granted and outstanding would become fully vested and exercisable.

Other than the annual retainers and option grants described above, directors are not entitled to receive any cash fees in connection with their service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

We expect that our board of directors will adopt an amended director compensation plan for non-employee directors to be effective after the closing of this offering.

2010 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2010 by our directors who were not also our employees. Richard Brajer, our President and Chief Executive Officer, is also a director but does not receive any additional compensation for his services as a director. Mr. Brajer’s compensation as an executive officer is set forth below under “Executive Compensation—2010 Summary Compensation Table.” During 2010, Dr. James Otvos, an executive officer of our company but not a named executive officer, also served on our board of directors but did not receive any additional compensation for services provided as a director. As permitted by SEC rules, Dr. Otvos’s compensation as an executive officer has been omitted from the table below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)	Total ($)
Charles A. Sanders, M.D.	27,500	43,884	71,384
Buzz Benson	—	—	—
David T. Giddings (3)	18,333	29,176	47,509
Christopher W. Kersey	—	—	—
John H. Landon	18,333	33,766	52,099
Daniel J. Levangie	—	51,796	51,796
Roderick A. Young	—	—	—

(1)	This column reflects the full grant date fair value for options granted during the year that we will record under ASC 718 as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 10 to our financial statements included in this prospectus.
(2)	The table below shows the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2010:

Name	Aggregate Option Awards Outstanding (#)
Charles A. Sanders, M.D.	327,750
David T. Giddings	107,750
John H. Landon	107,000
Daniel J. Levangie	40,000

(3)	Mr. Giddings resigned from the Board of Directors effective March 8, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation provided to our “named executive officers” for 2010 is set forth in detail in the 2010 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made for compensation in respect of 2010 services for each of our named executive officers.

Our named executive officers for 2010 who appear in the 2010 Summary Compensation Table were:

•	Richard O. Brajer, President and Chief Executive Officer;

•	Lucy G. Martindale, Executive Vice President and Chief Financial Officer;

•	Paul C. Sanders, Vice President—Sales and Marketing;

•	G. Mark Kirtland, Vice President—Strategy and Business Development; and

•	E. Duffy McDonald, Vice President—Operations.

Objectives and Philosophy of Our Executive Compensation Program

We believe in providing a total compensation package to our executive management team through a combination of base salary, annual cash bonuses, equity incentive compensation, and severance and change of control benefits, as well as broad-based health and welfare benefits programs that are available to all salaried employees. Our executive compensation programs are designed to achieve the following objectives:

•	attract and retain talented and experienced executives, whose leadership, knowledge, skills and performance are critical to our success;

•	motivate executives to achieve our business objectives;

•	create a meaningful link between pay and performance;

•	promote teamwork while also recognizing the role each executive plays in our success; and

•	align the interests of our executive officers with those of our stockholders.

We believe that our executive compensation programs should include short-term and long-term components, including cash and equity-based compensation, and should reward performance that consistently meets or exceeds expectations, including by increasing base salary levels, awarding cash bonuses and granting additional equity awards.

We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Historically, total compensation has been primarily focused on current year cash and equity compensation, for reasons discussed in greater detail below. We view each element of our compensation program as related but distinct. Our decisions about each individual element generally do not affect the decisions we make about other elements.

When setting executive compensation in any given year, our compensation committee and board may consider a number of factors, including the following:

•

the experiences and individual knowledge of the members of our board of directors regarding executive compensation, as we believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;

•	compensation survey data from certain surveys, most recently the salary data from the Radford Global Life Sciences Survey;

•

internal pay equity of the compensation paid to one executive officer as compared to another—that is, that the compensation paid to each executive should reflect the value created by, complexity and uniqueness of his or her role to the company as compared to the roles of the other executives, while at the same time providing a certain amount of parity to promote teamwork;

•	corporate and/or individual performance, including specific business challenges for a given year, as we believe this encourages our executive officers to focus on achieving our business objectives;

•	the recommendations of our Chief Executive Officer;

•	the executive’s existing equity award and stock holdings;

•	the company’s budget for compensation, in order to ensure that our pay strategies are responsible and aligned with the interests of our stockholders;

•	retention concerns, as our executives may have opportunities to achieve meaningful compensation in roles outside of LipoScience;

•	the potential dilutive effect of new equity awards on our stockholders; and

•

individual discussions with executives, particularly in connection with their initial compensation package, as these executives have generally been leaving meaningful compensation opportunities at their prior employers in order to work for us.

The philosophy of how we will compensate our executive officers following this offering may not be the same as how they have been compensated previously. We expect that our compensation committee will continue to review, evaluate and modify the executive compensation framework as a result of our becoming a publicly traded company after this offering. Our compensation program following this offering may, over time, vary significantly from our historical practices.

Roles of Board of Directors and Compensation Committee in Compensation Decisions

Prior to this offering, our compensation committee has overseen our executive compensation program, with the primary responsibility for approving the cash and equity compensation packages for our executive officers. With respect to compensation for our Chief Executive Officer, our compensation committee deliberates over compensation decisions, and either makes the decision, with the full Board ratifying these decisions from time to time, or makes recommendations to the full board for their approval.

Our compensation committee reviews information regarding company and individual executive performance and makes determinations regarding such performance, including performance of our Chief Executive Officer. In making decisions, our compensation committee meets with and considers the recommendations of our Chief Executive Officer and other senior management, including our General Counsel, Chief Financial Officer and Vice President – Operations. Officers are generally not present for the final deliberations of our board of directors or compensation committee regarding their own compensation.

Following this offering, our compensation committee will continue to have primary responsibility for reviewing, modifying, approving and otherwise overseeing the compensation policies and practices applicable to our executive officers and other employees, including the administration of our equity and cash incentive plans. Our historical practice and our intent going forward is to perform at least an annual review of our executive officers’ overall compensation packages to determine whether they meet our compensation objectives.

Roles of Management in Compensation Decisions

Our Chief Executive Officer, Chief Financial Officer, and Vice President – Operations work closely with members of our compensation committee and our board in managing our executive compensation program. Our Chief Executive Officer provides his recommendations for adjustments to cash and equity compensation, his evaluations of executive and company performance, and his input on discussions with executive candidates. Our human resources and finance departments work with our Chief Executive Officer to propose the design of compensation programs applicable to our named executive officers and other senior executives, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data and other briefing materials and, ultimately, to implement the decisions of our compensation committee or our board, as applicable. Our Chief Executive Officer, our Vice President—Operations and our General Counsel attend portions of the meetings of our compensation committee and board to present information and recommendations, to take meeting minutes and to answer questions. No executive officer participated directly in the final determinations regarding the amount of any component of his or her own compensation package.

Role of Compensation Consultants

Prior to 2010, neither we nor our compensation committee had retained a compensation consultant to provide services in respect of executive compensation, although we have participated in the Radford Global Life Sciences Survey since 2006. In 2010, at the request of our compensation committee, our management conducted an assessment of our executive compensation program using the salary data from the Radford Global Life Sciences Survey.

In the spring of 2011, in preparation for this offering, our compensation committee retained Mercer Consulting, a national compensation consulting firm, to assist us in reviewing employee and board compensation matters. Specifically, we have engaged Mercer to provide the following services:

•	suggest a peer company group composed of public companies with revenues and employee populations comparable to us;

•

conduct an executive compensation assessment analyzing the current cash and equity compensation of our senior management team against compensation for similarly situated executives at our peer group companies;

•	conduct a review of board compensation; and

•	review our compensation policies and practices, including our long-term compensation program design.

We have paid Mercer for its services, but our management does not have the ability to direct Mercer’s work. To date, Mercer has not been present at the deliberations of our board or our compensation committee.

Benchmarking and Use of Survey Data

Prior to this offering, we had not established a peer group of companies for benchmarking executive compensation. As is the case with many private companies, our compensation committee and our board have discussed compensation levels in the context of the experiences and individual knowledge of each board member. This approach called for our directors to use their reasonable business judgment in determining compensation levels that would allow us to compete in hiring and retaining the best possible employees. Additionally, like many private companies, we have participated in the Radford Global Life Sciences Survey since 2006, which has allowed us access to the yearly survey results.

In making its determinations with respect to 2010 salaries, our compensation committee reviewed salary data from the Radford Global Life Sciences Survey, a survey of approximately 125 private and public companies, predominantly in life sciences, with revenues ranging predominantly between $10 million to $90 million and employee headcount ranging from 50 to 149 employees. The compensation committee felt this survey was an appropriate reference point given our industry, our 2009 revenue of approximately $35 million and our year end headcount for 2009, which fell within the Radford range. Neither we nor our compensation committee have access to or control over the companies included in the survey. Our compensation committee used this survey data as a touchstone, generally focusing on the 50th percentile of the data. Our compensation committee and board did not use the Radford data as a reference for cash bonus or for equity compensation, as they felt it did not provide an appropriate basis for comparison, in part due to the unique way in which our company structured the 2010 bonus program and uses equity compensation.

This Radford salary data is just one tool our compensation committee uses in determining whether our executive compensation program is likely to provide sufficient motivation and retention, as well as whether it properly reflects the executive’s role, scope of responsibilities and performance in a given year. Our compensation committee chooses the actual amount of each element of compensation and the total compensation opportunity of each executive officer based on a number of the factors discussed above in “—Objectives and Philosophy of Our Executive Compensation Program” and below in respect of actual decisions for 2010.

As noted above, in preparation for this offering, the chair of our compensation committee has been working with Mercer and our Vice President – Operations, with the input of our Chief Executive Officer, to determine a set of peer companies for purposes of making compensation decisions following this offering. While the final list has not yet been selected, we expect that the companies selected will generally be life science companies with revenues of $24 million to $92 million, consistent with our 2010 revenues, and market capitalizations of $40 million to $700 million.

Elements of our Executive Compensation Program

Base Salary. Base salary is the fixed portion of executive pay used to compensate executives for their expected day-to-day performance. Our board recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent.

Base salaries for our executives were originally established at their time of hire primarily based on individual discussions with the executives, our compensation committee’s understanding of the scope of both the executive’s anticipated responsibilities and the particular experience the executive brings to us, the directors’ experiences and knowledge in compensating similarly situated individuals at other companies, the recommendations of our Chief Executive Officer, our then-current budget for salaries, and internal pay equity. In addition, our compensation committee and our board have generally referenced the salary data from Radford’s Global Life Science Survey, with an eye toward keeping base salaries at not more than the 50th percentile.

Our Compensation Committee or our Board, in respect of the base salary of our Chief Executive Officer, generally reviews, and adjusts as necessary, base salaries at the beginning of each year. As with new hire salary decisions, our board or compensation committee considers the scope of the executive’s anticipated responsibilities for the coming year, the directors’ experiences and knowledge in compensating similarly situated individuals at other companies, our budget for salary adjustments, internal pay equity, a subjective overall determination as to whether the executive displayed satisfactory performance in the prior year and consideration of not having salaries exceed the 50th percentile of salaries for comparable positions as reported in the Radford Global Life Science Survey.

In late 2009, our Chief Executive Officer made recommendations to our compensation committee regarding base salary adjustments, based on his determinations that each executive had materially contributed toward our overall success in 2009, the desire to have base salaries become closer to the 50th percentile of the Radford salary data to address retention concerns and our overall budget for salary increases for 2010. Our compensation committee agreed, and in December 2009, our board set base salaries for 2010 at the levels recommended by our Chief Executive Officer as set forth below.

In connection with the hiring of Mr. Kirtland in June 2010, our compensation committee determined the initial base salary for Mr. Kirtland, based primarily on having his base salary set close to the 50th percentile, but ensuring that it would still be in line with the base salaries of the other vice presidents.

Named Executive Officers	2009 Base Salary	2010 Base Salary	Market Positioning of 2010 Base Salary
Richard O. Brajer	$360,000	$408,000	<50	th
Lucy G. Martindale	270,000	277,000	<50	th
Paul C. Sanders	259,000	266,000	<50	th
G. Mark Kirtland	—	250,000	<50	th
E. Duffy McDonald	222,000	231,000	<50	th

Cash Incentive Bonuses. We provide an annual cash incentive bonus opportunity for each of our executive officers to reward them for the achievement of critical strategic initiatives, corporate financial goals and individual performance within each executive’s functional area. The structure and target bonus levels for our annual cash incentive bonus programs have varied from year to year. Generally, our board or our compensation committee has set our critical strategic initiatives and approved the corporate financial goals and our executive officers’ individual bonus targets at the start of each year, taking into account the recommendations of our Chief Executive Officer.

In 2010, our compensation committee approved a senior leadership team bonus program, which we refer to as the 2010 SLT Bonus Plan, for our executive officers other than Mr. Sanders, who was eligible for his own revenue-driven plan described below, in which achievement for the target level objectives would pay out in cash, and achievement of stretch goals would pay out in the form of stock option grants. In late 2009, our compensation committee considered our Chief Executive Officer’s recommendations for the corporate performance goals described below and target bonus opportunities under the 2010 SLT Bonus Plan, and our compensation committee approved those recommendations, without change, in January 2010. Specifically, with respect to target bonus opportunities, consistent with our historical practice dating back to 2003, which took into account our compensation committee’s determination of internal pay equity, the target bonus level for our Chief Executive Officer was 50% of his base salary and the target bonus level for each of our other named executive officers other than Mr. Sanders was 36% of base salary. For 2010, our compensation committee determined, based on their judgment of the importance of the various metrics, that up to 50% of the bonus could be earned based on achievement of corporate goals and up to 50% could be earned based on achievement against individual goals. In April 2010, our compensation committee considered and approved our Chief Executive Officer’s recommendations for the individual goals described in more detail below. At that time, our compensation committee also adjusted the manner of calculation of performance against the revenue goal under the 2010 SLT Bonus Plan to switch from a single target goal to a range of revenue goals, with target, maximum and minimum levels, without changing the target goal itself, to create alignment between the revenue goal calculation of Mr. Sanders’s bonus plan and the 2010 SLT Bonus Plan.

In April 2010, our compensation committee also considered and approved our Chief Executive Officer’s recommendation that the executives be eligible to earn fully vested option grants of up to 25,000 shares based upon the achievement of specific stretch objectives under the 2010 SLT Bonus Plan. Each executive would be eligible for an award of 15,000 of those option shares based on achievement of first level stretch goals, and the remaining 10,000 option shares would be earned based on achievement against second level stretch goals. Our compensation committee selected this 25,000 share value based on its independent judgment and experience in setting compensation at other companies, and without reference to survey data, determining that it was an appropriate level to target an annual equity opportunity for each individual, while balancing the need to limit dilution to existing stockholders.

The corporate goals and achievement levels for the 2010 SLT Bonus Plan were as follows:

•

32.5% of the corporate portion of the bonus would be earned based on growth in adjusted revenue over 2009 levels. Adjusted revenue is the revenue reported in our financial statements, subject to reduction by 20% if our cash balance at year end fell below $5 million. The target level of achievement was at least 19% growth, or total adjusted revenue of $41.3 million, resulting in 100% credit for this portion of the bonus. The maximum growth goal was at least 30%, which would result in 150% credit for this portion of the bonus. The minimum growth goal was at least 8%, which would result in 50% credit for this portion of the bonus. For each 1% growth above target, the bonus amount increased by 5%. No amount would be earned in respect of less than 8% revenue growth.

•

32.5% of the corporate portion of the bonus would be earned based on the achievement of strategic milestones in the development of Vantera, measured based on confidential target submission dates and target FDA clearance dates, with 100% payout for timely completion of the milestones at target dates, 125% payout for submissions three or more months prior to the target submission date, 150% payout for clearances three or more months prior to the target clearance date, and 50% payout for submissions that are up to six months late. No amount would be earned for submissions that were more than six months after the target date.

•

20% of the corporate portion of the bonus would be earned based on the achievement of certain strategic goals in the area of publications and policy coverage, including the submission of certain papers for publication by target dates and achievement of positive policy coverage. No amount would be earned for submissions that occurred after the target dates.

•	15% of the corporate portion of the bonus would be earned based on the achievement of milestones related to the research and development of new assays.

Goal	Level of Achievement	% Achievement
Revenue	• $39.4 million, reflecting 13% growth of reported revenue with no reduction since we maintained more than $5 million in cash at year end	24.4% (out of 32.5%)

Vantera	• Submitted a new version of our software to the FDA	1.35% (out of 32.5%)

Publications and Policy Coverage	• We did not meet the publication or policy coverage goals	0.0% (out of 20%)

New Assays	• Built out organization for assay commercialization • Implemented a process, and conducted research, to support new assay development	7.25% (out of 15%)

	Total	33.0% (out of 100%)

The individual component of the bonus was determined in a subjective manner, based on our compensation committee’s determination of the executive’s achievement against categories of target and stretch goals, as well as its subjective evaluation of overall performance. In making the final determination, our compensation committee considers the recommendations of our Chief Executive Officer, given that the named executive officers report directly to him and its belief that he is in the best position to evaluate their individual performance. The general target and stretch goals, and respective achievement levels, as considered by our compensation committee, were as follows:

•

Richard O. Brajer: Mr. Brajer’s individual objectives were entirely the corporate objectives, which, as noted above, resulted in an overall achievement level of 33%. No stretch goals were approved for Mr. Brajer, as our compensation committee determined that Mr. Brajer would not be provided with a new equity award opportunity in light of the equity grant that had been made to him in early 2010 in recognition of his 2009 performance, described below. Instead, our compensation committee exercised its discretion to award Mr. Brajer an additional 5% credit, for a total of 38% of his target bonus of 50%

of his base salary, in light of his role in achieving certain milestones outside of the stated corporate milestones. Specifically, Mr. Brajer was responsible for building out our management team to support company growth, developing and maintaining relationships with key customers and improving our visibility with the investment community, all of which were critical to our ability to launch this offering.

•

Lucy G. Martindale: Ms. Martindale was evaluated based upon finance-related goals and operational performance. Our compensation committee determined an overall achievement level of 85%, which took into account her achievement of key capital and finance related milestones critical to the preparations for this offering, maintaining costs to budgeted levels and maintenance of existing debt facilities. Ms. Martindale also achieved her first level stretch goals related to our release from long-term liabilities with a third-party research and development contractor, such that she earned the 15,000 share option grant. She did not achieve the second level stretch goals related to fundraising activities, such that she was not eligible for the grant of the remaining 10,000 options.

•

G. Mark Kirtland: Mr. Kirtland was evaluated based upon strategic and business development goals. Our compensation committee determined an overall achievement level of 100%, which took into account his completion of quantitative market research, his revision of the corporate message and his leadership of the development of a new plan for expanding market awareness for our test. Mr. Kirtland also achieved his first level stretch goals related to the development of a fully resourced region plan and the development of research and development prioritization of key analytes, such that he earned the 15,000 share option grant. He did not achieve his second level stretch goals, which related to certain milestones in the development of a fully resourced region plan, and therefore was not eligible for the grant of the remaining 10,000 options.

•

E. Duffy McDonald: Mr. McDonald was evaluated based on operations-based goals related to product development, laboratory capacity and efficiency, and management of gross margin. Our compensation committee determined an overall achievement level of 80%, which took into account his role in the increasing laboratory staffing and unit capacity, improving standards of work for specimen handling, improving turn-around time on samples and achieving gross margin of approximately 79% for 2010 by 2%. Mr. McDonald also achieved his first level stretch goals related to the hiring and integration of new members of our leadership team and the complete build out of our facility in a timely and effective fashion without disruption to operations, such that he earned the 15,000 share option grant. He did not achieve his second level stretch goals, which related to certain other key leadership team staffing metrics, until February 2011, and therefore was not eligible for the grant of the remaining 10,000 options.

As a result, the actual payouts under the 2010 SLT Plan were as follows:

Name	Based on Corporate Goals	Based on Individual Target Goals		Total Cash Bonus	As Percentage of 2010 Earned Base Salary	Option Award Granted in 2011 for Stretch Goal Performance
Richard O. Brajer	$67,320	$10,200	(1)	$77,520	19.00%	None
Lucy G. Martindale	16,454	28,626		45,080	16.27	15,000 options
G. Mark Kirtland	7,425	15,201		22,626	18.10	15,000 options
E. Duffy McDonald	13,721	22,520		36,241	15.69	15,000 options

(1)	Reflects the discretionary bonus awarded to Mr. Brajer for performance in excess of the corporate goal performance level.

Mr. Sanders was not a participant in the 2010 SLT Bonus Plan. Instead, our compensation committee determined that, given Mr. Sanders’s critical role in revenue generation as Vice President—Global Sales and Marketing, up to 100% of his cash bonus would be earned based on growth of adjusted revenue over 2009 levels, and he could earn fully vested stock options covering up to 25,000 shares based on the sales performance of newly hired members of the sales team. Consistent with the 2010 SLT Bonus Plan, the target level of adjusted revenue achievement was at least 19% growth, reflecting total adjusted revenue of $41.3 million, which would result in a cash bonus payment equal to 40% of his base salary. The maximum growth goal was at least 30% revenue growth, which would result in a payout of 60% of his base salary, or 150% of target payout, just like under the 2010 SLT Bonus Plan. The minimum growth goal was at least 8%, which would result in a payout of 20% of his base salary, or 50% of target payout, just like under the 2010 SLT Bonus Plan. For each 1% growth above target, the bonus amount increased by 5%. No amount would be earned in respect of less than 8% revenue growth. In light of the achievement of $39.4 million in revenue, or 13% growth, he earned a cash bonus equal to 30% of his base salary, or 75% of his target bonus. He did not meet either the first level or second level stretch goals related to sales performance of the sales team, so he was not eligible for the option grant.

Long-Term Equity Compensation. Salary and cash bonus are the primary components of our compensation program. We selectively use equity compensation in three ways: (1) as a means of recruiting key talent, through initial hire on option grants that vest over four years, (2) in 2010, as a means to reward superior performance, in the form of fully vested options granted under our 2010 SLT Bonus Program for achievement of stretch goals, and (3) from time to time, we have granted limited “refresh” grants to retain key employees, with those options vesting over four years. We believe that stock options, which only provide value to the executive officer if the value of our common stock increases, offer the best approach to achieving our compensation goals and provide tax and other advantages to our executive officers relative to other forms of equity compensation.

Initial option grants to our executive officers are generally set forth in an offer letter or employment agreement. These initial option grants are set based primarily on the experiences and knowledge of our compensation committee members in compensating similarly situated individuals at other companies, taking into account the risk-reward balance of the compensation, given our stage of development, and the scope of the executive’s anticipated responsibilities. The board members may also consider our Chief Executive Officer’s recommendations, discussions with the executive and a general sense of internal pay equity among senior executives. In October 2010, our compensation committee approved the initial option award of 60,000 shares for Mr. Kirtland, based primarily on our compensation committee’s experience and judgment in compensating similarly situated executives, and their belief that, given our strong financial and strategic position, Mr. Kirtland faced less risk and a shorter period to liquidity than hires in previous years, and therefore his initial option grant could be smaller than past new hire grants. Our compensation committee did not use benchmark data to determine the award size.

In determining the size of the stock option grants that were made to our existing executive officers in 2010, our compensation committee primarily took into account the purpose of the grant – that is, whether it was an adjunct award to our annual cash bonus plan or a stand-alone award used for retention. In November 2009, our compensation committee reviewed the equity ownership levels of each member of the senior leadership team. In particular, our compensation committee considered the effect of the 2009 option repricing program. Our compensation committee concluded that the existing repriced stock options were generally sufficient for retention and incentive purposes at that time. However, in early 2010, our compensation committee approved a new option grant to Mr. Brajer covering 150,000 shares in recognition of his strategic leadership during 2009, and to maintain Mr. Brajer’s equity stake at approximately 5% of our fully diluted capital, a level which the Board members felt was appropriate for a chief executive officer based on their experiences in compensating executives at other companies. This option grant was fully vested, as it was awarded partly in recognition of services rendered in 2009.

In addition, in April 2010, our compensation committee granted Mr. Sanders a stock option covering 8,475 shares, which had an accounting value, on the date of grant, equal to $10,000, in accordance with the terms of Mr. Sanders’s 2009 cash bonus plan. Our compensation committee had approved Mr. Sanders’s 2009 cash bonus plan to partially pay out any earned bonus in the form of stock options, as it determined, based on the committee members’ experience as directors, and their knowledge of Mr. Sanders, that he would be best motivated to achieve and exceed the target performance goals if the payout provided a meaningful opportunity to participate in our long-term growth through share ownership. As with Mr. Brajer’s grant, Mr. Sanders’s options were fully vested, reflecting the service he provided in achieving the performance goals in 2009. Specifically, in 2009,

Mr. Sanders’s performance was judged solely against achievement of adjusted revenue, defined in this case as our reported revenue reduced by the amount of sales and marketing expenses incurred over the budgeted amounts for such items. His target revenue goal was $32.5 million, and we achieved $34.7 million in reported revenue in 2009, which was then adjusted for sales and marketing expenses over budget, resulting in a total bonus payout of $90,650, of which $80,650 was paid in cash, and he was awarded a fully vested option exercisable for 8,475 shares of common stock in satisfaction of the remaining $10,000.

As noted in the discussion above regarding the 2010 SLT Bonus Plan, in April 2011, our compensation committee granted the fully vested stock options listed in the table above under “—Cash Incentive Bonuses” to Ms. Martindale, Mr. Kirtland and Mr. McDonald in satisfaction of their achievements toward their first level stretch goals under the 2010 SLT Bonus Plan.

Severance and Change of Control Benefits. We provide limited severance benefits, generally six to 12 months of continued base salary and health benefits, upon the termination of an executive’s employment without cause, including resignation for good reason involving material changes in compensation, duties or geographic location, with increased benefits upon involuntary terminations following a change in control transaction. Originally, these benefits arose out of the discussions with each of the applicable executive officers. In 2010, based on our desire to provide for internal pay equity among our executive officers with respect to their potential severance benefits, our compensation committee approved a more standardized approach to severance benefits, providing all senior leadership with severance equal to six months or, if greater, their contractually negotiated rights, for involuntary terminations other than for cause. We consider these severance benefits critical to attracting and retaining high caliber executives and our directors believe the benefits are comparable to benefits provided to similarly situated executives at other private companies. We believe that severance benefits, including accelerated vesting provisions, if structured appropriately, serve to minimize the distractions to an executive and reduce the risk that an executive officer terminates his employment with us during times of uncertainty, such as before an acquisition is consummated. We believe that our existing arrangements allow our executive officers to focus on continuing normal business operations and, in the case of change in control benefits, on the success of a potential business combination, rather than being distracted by how business decisions that may be in the best interest of our stockholders will impact each executive officer’s own financial security.

In addition, we believe that all of our employees should benefit from equity acceleration change in control severance protections. Under our stock plans, all of the stock options or restricted stock awards held by our employees, including our executive officers, would be accelerated if, following a change in control transaction, their employment is terminated without cause. Our compensation committee included this provision in our equity incentive plan to motivate all of our employees, including our executive officers, to act in the best interest of our stockholders by removing the distraction of post-change of control uncertainties faced by employees, including executive officers, with regard to their continued employment and equity compensation. We believe that this stock plan provision allows our employees, including our executive officers, to focus on the success of a potential business combination, rather than worrying about how business decisions that may be in our best interest will impact their own financial security. That is, we believe this provision will help ensure stability among our employee ranks, and will help enable our employees to maintain a balanced perspective in making overall business decisions during periods of uncertainty.

The terms of these arrangements are more fully described below under “—Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements.”

Broad Based Employee Benefits. In order to attract and retain qualified executive officers and other employees, we must offer a competitive package of health and welfare benefit programs. We maintain medical, vision, dental and accidental death and disability insurance, paid time off and a 401(k) plan with a 25% match on employee contributions on the first 6% of each contributing employee’s salary. We generally do not offer executive perquisites. However, from time to time, to attract qualified candidates, we have provided reimbursement of relocation expenses to new hire executive officers as well as other key employees. Specifically, as a result of our discussions at the time we hired Mr. Brajer, we provide Mr. Brajer with a supplemental disability insurance policy. We believe that all of these benefits are consistent with benefits provided by other companies based on the experiences and individual knowledge of the members of our board of directors and are critical to our ability to hire and retain key employees.

Equity Granting Policies

•

We have not set specific ownership guidelines but may consider doing so in the future. Mr. Brajer has historically held stock and equity awards such that he has maintained an ownership equal to approximately 5% of our capital stock on a fully diluted basis.

•

Prior to this offering, we did not have any program, plan or obligation that required us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

•

We have not yet adopted a policy that prohibits our employees, including our executive officers, from engaging in transactions to “hedge” ownership of our stock, including short sales or trading in any derivatives involving our securities. However, we expect to do so in connection with this offering, as we believe these policies are consistent with good corporate governance.

•

In the absence of a public trading market for our common stock, our board and our compensation committee have historically determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, progress in the research and development of our product candidates, market conditions, material risks to our business, and valuation reports obtained from independent valuation firms.

Compensation Recovery Policies

Our compensation committee has not established a policy regarding recovery of incentive compensation from our executive officers if the performance objectives that led to the compensation were to be restated, or found not to have been met to the extent originally believed by our compensation committee. However, following completion of this offering, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and, to the extent required thereunder, will adopt a compensation recovery policy once final regulations on the subject have been adopted.

U.S. Federal Tax and Accounting Considerations

Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to specified executive officers in a calendar year. Compensation above $1 million may be deducted if it is performance-based compensation within the meaning of Section 162(m). While our compensation committee is mindful of the benefit to our company of full deductibility of compensation, the compensation committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our compensation committee has not adopted a policy that requires that all compensation be deductible. Our compensation committee intends to continue to compensate our executive officers in a manner consistent with our best interests and those of our stockholders.

Section 409A of the Code addresses the tax treatment of nonqualified deferred compensation benefits and provides for significant taxes and penalties in the case of payment of nonqualified deferred compensation. In the past, our compensation committee has granted equity compensation and certain retention benefits that are subject to the deferred compensation rules under Section 409A in order to compensate our executive officers in a manner consistent with our best interests and those of our stockholders.

We account for equity compensation paid to our employees under ASC 718, which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs.

2010 Summary Compensation Table

The following table sets forth information regarding compensation paid to or earned by our named executive officers during the year ended December 31, 2010.

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Richard O. Brajer,	408,000	10,200	(4)	187,637	67,320	10,139	683,296
President and Chief Executive Officer (3)
Lucy G. Martindale,	277,000	—		—	45,076	3,620	325,696
Executive Vice President and Chief Financial Officer
Paul C. Sanders,	266,000	—		—	79,800	3,325	349,125
Vice President—Sales and Marketing
G. Mark Kirtland,	117,628	—		78,840	22,626	79,862	298,956
Vice President—Strategy and Business Development (5)
E. Duffy McDonald,	231,000	—		—	36,240	2,790	270,030
Vice President—Operations

(1)	This column reflects the full grant date fair value for options granted during the year that we will record under ASC 718 as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 10 to our financial statements included in this prospectus.
(2)	For officers other than Mr. Kirtland, amounts shown in this column represent employer 401(k) plan matching contributions. In the case of Mr. Brajer, the amount also includes $5,865 in life insurance and disability insurance premiums paid by us on Mr. Brajer’s behalf. In the case of Mr. Kirtland, the amount consists solely of relocation assistance paid pursuant to his employment offer letter.
(3)	Mr. Brajer is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.
(4)	Represents the amount above the specified level of achievement under the 2010 SLT Bonus Plan. The compensation committee exercised its discretion to award Mr. Brajer additional compensation in light of his role in the achievement of certain milestones outside of the stated corporate objectives.
(5)	Mr. Kirtland became an executive officer on July 13, 2010.

Grants of Plan-Based Awards During 2010

The following table provides information with regard to potential cash bonuses paid or payable in 2010 under our performance-based, non-equity incentive plan, and with regard to each stock option award granted to each named executive officer under our equity incentive plans during 2010.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards $/sh	Grant Date Fair Value of Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)

Richard O. Brajer(1)	—	33,150	204,000	237,150

	1/15/10				150,000	2.73	187,635

Lucy G. Martindale(2)	—	8,102	99,720	107,822

Paul C. Sanders(3)	—	53,200	106,400	159,600

G. Mark Kirtland(2)	—	3,441	42,346	45,787

	10/8/10				60,000	2.73	78,840

E. Duffy McDonald(2)	—	6,757	83,160	89,917

(1)	For Mr. Brajer, the amount in the “Threshold” column represents the amount that would have been payable upon 8% revenue growth, which would have resulted in 50% achievement of the 32.5% weighting of the revenue growth factor, and no achievement of any of the other specified corporate objectives. The amount in the “Target” column represents 50% of Mr. Brajer’s salary, which would have been paid out upon the achievement of the specified corporate goals at their target levels. The amount in the “Maximum” column represents the amount that would have been payable upon 30% or greater revenue growth, which would have resulted in 150% achievement of the 32.5% weighting of the revenue growth factor, and full achievement of all of the other specified corporate objectives.

(2)	For Ms. Martindale, Mr. Kirtland and Mr. McDonald, the amount in the “Threshold” column represents the amount that would have been payable upon 8% revenue growth, which would have resulted in 50% achievement of the 32.5% weighting of the revenue growth factor, and no achievement of any of the other specified corporate or subjective individual objectives. The amount in the “Target” column represents 36% of each officer’s salary, which would have been paid out upon the achievement of the specified corporate goals at their target levels and full achievement of the subjective individual objectives. The amount in the “Maximum” column represents the amount that would have been payable upon 30% or greater revenue growth, which would have resulted in 150% achievement of the 32.5% weighting of the revenue growth factor, and full achievement of all of the other specified corporate objectives and subjective individual objectives.

(3)	For Mr. Sanders, the amount in the “Threshold” column represents the amount that would have been payable upon 8% revenue growth, which would have resulted in a payment equal to 20% of his annual salary. The amount in the “Target” column represents the amount that would have been paid out upon our budgeted 19% revenue growth, which would have resulted in a payment equal to 40% of his annual salary. The amount in the “Maximum” column represents the amount that would have been payable upon 30% or greater revenue growth, which would have resulted in a payment equal to 60% of his annual salary.

Outstanding Equity Awards at End of 2010

The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2010. All of these options were granted under our 2007 stock incentive plan. Our named executive officers did not hold any restricted stock or other stock awards at the end of 2010. Our named executive officers did not exercise any stock options during 2010 and they did not have any stock awards that vested in 2010.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Richard O. Brajer	150,000	—		2.73	1/14/2020
	577,500	—		1.21	7/14/2013
	84,450	—		1.21	2/5/2019
	27,310	—		1.19	4/28/2018
	168,820	7,340	(1)	1.88	2/14/2017
	160,000	—		1.88	2/14/2017

Lucy G. Martindale	60,000	—		1.21	1/1/2013
	30,000	—		1.21	10/29/2013
	33,000	—		1.21	2/3/2014
	4,125	—		1.21	5/4/2015
	90,001	—		1.21	2/28/2011
	47,300	—		1.21	2/5/2019
	15,550	—		1.19	4/28/2018
	47,900	—		1.88	2/14/2017

Paul C. Sanders	8,475	—		2.73	4/13/2020
	158,125	71,875	(2)	1.19	4/28/2018

G. Mark Kirtland	—	60,000	(3)	2.73	10/7/2020

E. Duffy McDonald	26,250	—		1.21	12/11/2013
	5,250	—		1.21	5/4/2015
	21,000	—		1.21	11/24/2015
	39,000	—		1.21	2/5/2019
	11,496	—		1.19	4/28/2018
	33,530	—		1.88	2/14/2017

(1)	This option became fully vested on February 15, 2011.
(2)	This option was granted on April 29, 2008 with a vesting commencement date of March 3, 2008. The unvested portion will vest in 15 equal monthly installments through March 3, 2012.
(3)	This option was granted on October 8, 2010 with a vesting commencement date of July 13, 2010. Of the unvested amount, 25% will vest on July 13, 2011, with the remainder vesting in 36 equal monthly installments thereafter.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2010.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified deferred compensation benefits from us during 2010.

Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements

We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for them to find comparable employment within a short period of time. We also believe that it is important to protect our named executive officers in the event of a change of control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change of control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders. As a result of these considerations by our compensation committee, the employment agreements with our named executive officers and the company’s Retention Bonus Plan described below provide for benefits to be paid if the executives are terminated under specified conditions or in connection with a change in control of our company.

Employment Agreements

Our employment agreements with our named executive officers provide each executive with severance benefits in the event his or her employment is terminated by us in connection with a change of control or without cause.

Employment Agreement with Richard O. Brajer

Change of Control. Mr. Brajer’s employment agreement, dated as of February 6, 2003, provides for payments upon a change of control, as defined in the agreement. Mr. Brajer will be entitled to the severance benefits described below if any of the following events occurs during the 12-month period after a change of control transaction for reasons other than for cause, as defined in the agreement:

•	Mr. Brajer’s employment is terminated;

•	Mr. Brajer’s title is diminished;

•	Mr. Brajer’s duties, responsibilities or authority are materially diminished; or

•	Mr. Brajer is required to relocate to an office more than 35 miles from our current office in Raleigh, North Carolina.

In such case, Mr. Brajer will be entitled to the following severance benefits:

•	two years of his base salary;

•	two years of his special bonus payable in accordance with the agreement;

•	two years of his regular bonus payable in accordance with the agreement;

•	medical and dental benefits until the sooner of (i) when he secures new employment or (ii) 18 months; and

•	immediate vesting of all outstanding stock options.

These severance benefits are subject to a right of offset, which is triggered if Mr. Brajer secures new employment at any time during the second of the two years after the change of control triggering event. If the right of offset applies, we will only be obligated to pay Mr. Brajer that amount of his base salary that exceeds the base salary relating to his new employment.

No Change of Control. In the event that Mr. Brajer’s employment is terminated other than for cause, and not in connection with a change of control, Mr. Brajer will be entitled to the following severance benefits:

•	12 months of base salary;

•	a pro rata portion of his special bonus for the year of termination;

•	a pro rata portion of his bonus for the year of termination; and

•	medical and dental benefits until the sooner of (i) when Mr. Brajer secures new employment or (ii) 18 months.

If Mr. Brajer is terminated for cause, he is not entitled to any severance benefits.

Employment Agreement with Lucy G. Martindale

Change of Control. Ms. Martindale’s employment agreement, dated as of May 28, 2008, which replaced her original employment agreement dated December 13, 2002, provides for payments upon a change of control, as defined in the agreement. Ms. Martindale will be entitled to the severance benefits described below if any of the following events occurs during the 12-month period after the change of control for reasons other than for cause, as defined in the agreement:

•	Ms. Martindale’s employment is terminated by us or the acquiring corporation;

•	Ms. Martindale experiences a material reduction in her annual cash compensation;

•	Ms. Martindale experiences a material diminution of her duties or responsibilities; or

•	Ms. Martindale is required to relocate to a place of business that is greater than 50 miles from our current office in Raleigh, North Carolina.

In such case, Ms. Martindale will be entitled to the following severance benefits:

•	nine months of base salary; and

•	healthcare benefits until the shorter of (i) nine months or (ii) when Ms. Martindale secures new employment that is reasonably comparable to her employment with us.

Ms. Martindale’s health care benefits entitle her to receive the same or substantially the same benefits provided to her at the time of her termination to the extent allowed by the applicable benefits plans, or, if not allowed, the cash equivalent thereof.

No Change of Control. In the event that Ms. Martindale’s employment is terminated other than for cause, and not in connection with a change of control, Ms. Martindale will be entitled to the following severance benefits:

•	12 months of base salary; and

•	healthcare benefits until the shorter of (i) 12 months or (ii) when Ms. Martindale secures new employment that is reasonably comparable to her employment with us.

If Ms. Martindale is terminated for cause, she is not entitled to any severance benefits.

Employment Agreement with Paul C. Sanders

Change of Control. Mr. Sanders’ employment agreement, dated as of June 21, 2011, which replaced his original employment agreement dated February 18, 2008, provides for payments upon a change of control, as defined in the agreement. Mr. Sanders will be entitled to the severance benefits described below if any of the following events occurs during the 12-month period after the change of control for reasons other than for cause, as defined in the agreement:

•	Mr. Sanders’s employment is terminated by us or the acquiring corporation;

•	Mr. Sanders experiences a material reduction in his annual cash compensation;

•	Mr. Sanders experiences a material diminution of his duties, responsibilities or authority; or

•	Mr. Sanders is required to relocate to a place of business that is greater than 50 miles from our current headquarters.

In such case, Mr. Sanders will be entitled to the following severance benefits:

•	nine months of base salary; and

•	healthcare benefits until the shorter of (i) nine months or (ii) when Mr. Sanders secures new employment that is reasonably comparable to his employment with us.

Mr. Sanders’s health care benefits entitle him to receive the same or substantially same benefits provided to him at the time of his termination to the extent allowed by the applicable benefits plans, or, if not allowed, the cash equivalent thereof.

No Change of Control. In the event that Mr. Sanders’s employment is terminated other than for cause, and not in connection with a change of control, Mr. Sanders is not entitled to any severance benefits.

If Mr. Sanders is terminated for cause, he is not entitled to any severance benefits.

Employment Agreement with G. Mark Kirtland

We have provided Mr. Kirtland with severance and change of control benefits through his employment agreement, dated as of June 9, 2010, and through a separate letter agreement, dated as of May 14, 2011.

Change of Control. Mr. Kirtland will be entitled to the severance benefits described below if any of the following events occurs for reasons other than for cause, as defined in the agreements:

•	Mr. Kirtland’s employment is terminated within 12 months after a change of control, as defined in the agreements; or

•

Mr. Kirtland terminates his employment within six months after a change of control for any of the following reasons: (i) a material reduction in his annual cash compensation; (ii) a material diminution in his duties or responsibilities; or (iii) he is required to relocate more than 50 miles from our current location in Raleigh, North Carolina, and we have failed to cure any such circumstance within a specified period.

In such case, Mr. Kirtland will be entitled to nine months of base salary continuation. He is also entitled to a lump sum cash payment equal to 12 months of his base salary if he remains employed with us up until the time of the closing of a change of control. The 12-month cash payment obligation will terminate upon the closing of this offering or his termination of employment with us, whichever is earlier.

No Change of Control. In the event that Mr. Kirtland’s employment is terminated other than for cause, and not in connection with a change of control, Mr. Kirtland will be entitled to six months of base salary continuation.

If Mr. Kirtland is terminated for cause, he is not entitled to any severance benefits.

Employment Agreement with E. Duffy McDonald

Change of Control. Mr. McDonald’s employment agreement, dated as of May 16, 2008, which replaced his original employment agreement dated November 7, 2003, provides for severance payments upon a change of control, as defined in the agreement.

Mr. McDonald will be entitled to the severance benefits described below if any of the following events occurs during the 12-month period after the change of control for reasons other than for cause, as defined in the agreement:

•	Mr. McDonald’s employment is terminated by us or the acquiring corporation;

•	Mr. McDonald experiences a material reduction in his cash compensation;

•	Mr. McDonald experiences a material diminution of his duties or responsibilities; or

•	Mr. McDonald is required to relocate to a place of business that is greater than 50 miles from our current office in Raleigh, North Carolina.

In such case, Mr. McDonald will be entitled to the following severance benefits:

•	Nine months of base salary; and

•	Health care benefits until the shorter of (i) nine months or (ii) when Mr. McDonald secures new employment that is reasonably comparable to his employment with us.

Mr. McDonald’s health care benefits entitle him to receive the same or substantially the same benefits provided to him at the time of his termination to the extent allowed by the applicable benefits plans, or, if not allowed, the cash equivalent thereof.

No Change of Control. In the event that Mr. McDonald’s employment is terminated other than for cause, and not in connection with a change of control, Mr. McDonald will be entitled to the following severance benefits:

•	Six months of base salary; and

•	Health care benefits until the shorter of (i) six months or (ii) when Mr. McDonald secures new employment that is reasonably comparable to his employment with us.

If Mr. McDonald is terminated for cause, he is not entitled to any severance benefits.

If the employment of each of the named executive officers had been terminated without cause as of December 31, 2010 in connection with a change of control, the estimated maximum payments that each would have received under their employment agreements described above, as well as acceleration of stock option vesting under our 2007 stock incentive plan as described below, are set forth in the table below. If the employment of each of the named executive officers had been terminated without cause as of December 31, 2010, but not in connection with a change of control, the estimated maximum payments that each would have received under their employment agreements described above are also set forth in the table below. This table does not reflect amounts payable in specified changes of control under the Retention Bonus Plan as described below, because such amounts are not determinable at this time.

Name	Change of Control					No Change of Control
	Salary	Bonus	Healthcare Benefits	Acceleration of Stock Options (1)	Total	Salary	Bonus	Healthcare Benefits	Total

Richard O. Brajer	$816,000	$155,040	$31,285	$11,157	$1,013,482	$408,000	$77,520	$21,215	$506,735

Lucy G. Martindale	207,750	—	15,910	—	223,660	277,000	—	21,215	298,215

Paul C. Sanders	199,500	—	15,910	49,639	265,049	—	—	—	—

G. Mark Kirtland	187,500	—	15,910	40,200	243,610	125,000	—	—	125,000

E. Duffy McDonald	173,250	—	10,640	—	183,890	115,500	—	7,095	122,595

(1)	Based on the fair market value of our common stock as of December 31, 2010, which was $3.40 per share.

Retention Bonus Plan

In addition to their employment agreements, Mr. Brajer, Ms. Martindale, Mr. Sanders and Mr. McDonald are also participants in our Retention Bonus Plan adopted in 2008, as amended. This plan is designed to encourage the continued dedication of our key officers and employees in the event of the possibility or occurrence of a significant restructuring or change of control.

The plan provides for retention bonuses to be granted to the plan’s participants in the event of a change of control, as defined in the plan, under the following conditions:

Eligibility. Participants who are employees of the company on the effective date of the change of control or whose employment has been terminated by the company without cause, as defined in the plan, within two months prior to the effective date of the change of control are eligible to receive a retention bonus. Any participant who is terminated for any other reason or more than two months prior to the change of control will not receive a retention bonus.

Amount. Each retention bonus is equal to the amount of the retention bonus pool multiplied by the participant’s participation percentage, subject to tax limitations. The retention bonus pool is equal to (i) 9.07% of the net transaction value if it is less than $57 million, (ii) 11.27% of the net transaction value if it is between $57 million and $126 million or (iii) 13.4% of the net transaction value if it is in excess of $126 million. The board of directors has discretion to increase these percentages up to 1% per year in lieu of payments made under our annual bonus plans. The retention bonus pool may also be adjusted based on the actual availability of funds as a result of the change of control. Each participant’s participation percentage is equal to the participant’s number of participation units divided by the sum of all participation units held by all participants at any applicable time. The number of participation units currently held by our named executive officers is as follows:

Participant	Range of Participation Units
	Net Transaction Value < $57 million	Net Transaction Value ≥ $57 million but < $126 million	Net Transaction Value ≥ $126 million
Richard O. Brajer	40	48	53
Lucy G. Martindale	3.3 – 7	4 – 8.3	5 – 10
E. Duffy McDonald	3.3 – 7	4 – 8.3	5 – 10
Paul C. Sanders	3.3 – 7	4 – 8.3	5 – 10
All participants	90.7	112.7	134

Conditions. If a participant has been granted stock options prior to the effective date of the change of control, in order to receive his or her retention bonus, the participant must elect to forego and relinquish any and all rights derived from the outstanding stock options.

Payment Timing and Form. The retention bonus will be paid to each participant in a lump sum within 60 days following the later of the effective date of the change of control or the date upon which the applicable amounts are paid by a third party or, in the case of any contingent payments, when there is no longer a substantial risk of forfeiture with respect thereto. If the gross proceeds received by the company from the change of control are in a form other than cash or unrestricted securities, the board of directors will use its best efforts to convert such proceeds to cash for purposes of paying retention bonuses.

This Retention Bonus Plan will automatically terminate upon the closing of this offering.

Equity Incentive Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

1997 Stock Option Plan

Our board of directors adopted, and our stockholders approved, the 1997 Stock Option Plan, or the 1997 stock option plan, in September 1997. As of December 31, 2010, options to purchase 2,474,370 shares of common stock at a weighted average exercise price per share of $1.94 were outstanding under the 1997 stock option plan. The 1997 stock option plan expired in 2007 and no shares of common stock are available for issuance under that plan, although all outstanding options remain outstanding in accordance with their terms.

Administration. Our board of directors administers our 1997 stock option plan. Our board of directors has the authority to construe and interpret the terms of the 1997 stock option plan and the options granted under it.

Eligibility. The 1997 stock option plan provided for the grant of incentive stock options within the meaning of Section 422 of the Code and nonstatutory stock options. Our employees, including officers, non-employee directors, advisors and independent consultants were eligible to receive options under the 1997 stock option plan, except that incentive stock options could be granted only to employees.

Corporate Transactions. Unless otherwise determined by the board of directors at the time of grant, in the event of a merger, consolidation, corporate reorganization or any transaction in which all or substantially all of our assets or stock are sold, leased, transferred or otherwise disposed of, any unvested portion of a stock option granted under the 1997 stock option plan will become fully vested, unless the surviving or acquiring corporation assumes or substitutes comparable options for the outstanding options granted under the 1997 stock option plan or replaces the options with a cash incentive program that preserves the intrinsic value of the options at the time of the transaction and provides for subsequent payout over the same vesting schedules as the options being replaced. In addition, if the employment of an optionee who was employed by the company as of the effective time of a corporate transaction is terminated by the company without cause or by the optionee for good reason, in either case within 12 months after the corporate transaction, then, with respect to options that have been assumed or substituted, any unvested portion of a stock option will become fully vested as of the date prior to the date of such optionee’s termination of employment.

2007 Stock Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2007 Stock Incentive Plan, or the 2007 stock incentive plan, in October 2007. The 2007 stock incentive plan was most recently amended by our board of directors and approved by our stockholders in July 2010. After the effectiveness of the 2011 equity incentive plan described below, no additional equity awards will be granted under the 2007 stock incentive plan, but all outstanding awards will continue to be governed by their existing terms.

Types of Awards. The 2007 stock incentive plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, restricted stock and restricted stock units, which are referred to together as restricted stock awards, and other forms of equity awards, which are referred to collectively as equity awards. Equity awards may be granted to employees, including officers, directors, and individual consultants and advisors of our company and our affiliates. Only our employees are eligible to receive incentive stock options.

Share Reserve. An aggregate of 3,308,043 shares of common stock are reserved for issuance under the 2007 stock incentive plan. The 2007 stock incentive plan provides for the grant of incentive stock options and nonstatutory stock options. As of December 31, 2010, options to purchase 2,278,240 shares of common stock at a weighted average exercise price per share of $1.67 were outstanding under the 2007 stock incentive plan. As of December 31, 2010, 1,027,470 shares of common stock remained available for future issuance.

Administration. Our board of directors, or a duly authorized committee thereof, administers our 2007 stock incentive plan. Our board of directors has delegated its authority to administer the 2007 stock incentive plan to our compensation committee. Our board of directors or the authorized committee, referred to as the plan administrator, has the authority to interpret, amend, suspend and terminate the 2007 stock incentive plan, as well as to determine the terms of an equity award or amend the terms of an equity award. No amendment to the 2007 stock incentive plan or any equity award thereunder may materially and adversely affect the rights of a participant under any outstanding equity award.

Stock Options. Each stock option is granted pursuant to a notice of stock option and stock option agreement. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 stock incentive plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Shares subject to stock options granted under the 2007 stock incentive plan generally vest in a series of installments over a specified period of service, typically four years.

The plan administrator determines the term of stock options granted under the 2011 equity incentive plan, subject to limitations in the case of some incentive stock options, as described below. In general, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise the vested portion of any option for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or if an optionee dies within a specified period following cessation of service, the optionee or a beneficiary generally may exercise the vested portion of any option for a period of 12 months following the death or disability. In the event of a termination of an optionee’s services for cause, options generally terminate immediately upon such termination. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (1) cash or check, (2) a broker-assisted cashless exercise, (3) when our common stock is registered under the Exchange Act, the tender of common stock previously owned by the optionee, (4) delivery of a promissory note, (5) payment of other lawful consideration as determined by the plan administrator, or (6) any combination of the above.

Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The maximum term of an incentive stock option is ten years from the date of grant. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Each restricted stock award is granted pursuant to a summary of restricted stock purchase and restricted stock purchase agreement. An award of restricted stock entitles a participant to purchase shares of our common stock that are subject to specified restrictions, which may include a repurchase right in our favor or a reacquisition right, if the shares are issued at no cost, that lapses in accordance with a vesting schedule or in the event that conditions specified by the plan administrator are met. A restricted stock unit entitles participants to receive shares of our common stock to be delivered at the time of vesting. The plan administrator will determine the terms and conditions of restricted stock awards, including the conditions for repurchase or forfeiture and the purchase price, if any.

Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the equity award, the purchase price applicable to the equity award and all other terms and conditions of such equity awards.

Transferability. Equity awards granted under the 2007 stock incentive plan are not transferrable except by will or by the laws of descent or distribution or, other than in the case of an incentive stock option, pursuant to a domestic relations order.

Changes in Control. In the event of specified changes in control of our company, our board of directors may take any one or more actions as to outstanding equity awards, or as to a portion of any outstanding equity award under the 2007 stock incentive plan, including:

•	providing that such awards will be assumed, or substantially equivalent awards substituted, by the acquiring or succeeding corporation or an affiliate thereof;

•	providing that all unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised within a specified period of time;

•

providing that all or any outstanding awards will become vested or exercisable in full or in part or any reacquisition or repurchase rights held by us shall lapse in full or part at or immediately prior to such event; or

•

in the event of a consolidation, merger, combination, reorganization or similar transaction under the terms of which holders of our common stock will receive a cash payment per share surrendered in the transaction, making or providing for an equivalent cash payment in exchange for the termination of such equity awards.

In the event of a change in control in which the acquiring or succeeding corporation or an affiliate thereof assumes or substitutes for outstanding awards, if a participant’s service is terminated by us without cause or by the participant for good reason, in either case within 12 months after such change in control, then, with respect to equity awards that have been assumed or substituted, the equity awards will become fully vested and exercisable and any reacquisition or repurchase rights held by the acquiring or succeeding corporation or an affiliate thereof will lapse as of the date of termination of service.

2011 Equity Incentive Plan

Our board of directors adopted the 2011 Equity Incentive Plan, or the 2011 equity incentive plan, in                     2011 and we expect our stockholders will approve the 2011 equity incentive plan prior to the completion of this offering. We expect that the 2011 equity incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2011 equity incentive plan will terminate on                     , 2021, unless sooner terminated by our board of directors.

Types of Awards. The 2011 equity incentive plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, which are referred to collectively as equity awards. The 2011 equity incentive plan also provides for the grant of performance cash awards. Awards may be granted to employees, including officers, consultants and directors of our company and our affiliates. Only our employees and those of our affiliates are eligible to receive incentive stock options.

Initial Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to equity awards under the 2011 equity incentive plan is             shares.

Maximum Number of Shares Issued through Incentive Stock Options. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2011 equity incentive plan is             shares of common stock.

Section 162(m) Limits. No participant may be granted equity awards covering more than             shares of our common stock under the 2011 equity incentive plan during any calendar year pursuant to stock options, stock appreciation rights and other equity awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $            under the 2011 equity incentive plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Reversion of Shares. If an equity award granted under the 2011 equity incentive plan expires or otherwise terminates without being exercised in full, or is settled in cash, the expiration, termination or settlement will not reduce or otherwise offset the number of shares of our common stock available for issuance under the 2011 equity incentive plan. In addition, the following types of shares may become available for the grant of new equity awards under the 2011 equity incentive plan:

•	shares that are forfeited to or repurchased by us prior to becoming fully vested;

•	shares reacquired by us in satisfaction of tax withholding obligations on an equity award; and

•	shares reacquired by us as consideration for the exercise or purchase price of an equity award.

Shares issued under the 2011 equity incentive plan may be previously unissued shares or reacquired shares bought on the open market. No awards have been granted and no shares of our common stock have been issued under the 2011 equity incentive plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2011 equity incentive plan. Our board of directors has delegated its authority to administer the 2011 equity incentive plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (a) designate employees other than officers to receive equity awards, and (b) determine the number of shares of our common stock to be subject to such equity awards. Subject to the terms of the 2011 equity incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of awards to be granted, and the terms and conditions of the awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options, the consideration to be paid for restricted stock awards, the strike price of stock appreciation rights and the types of consideration to be paid for equity awards.

The plan administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new equity awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2011 equity incentive plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2011 equity incentive plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2011 equity incentive plan, up to a maximum of ten years, except in the case of some incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise the vested portion of any option for a period of three months following the cessation of service. The option term may be extended following such a termination in the event that exercise of the option is prohibited by applicable securities laws or the sale of our common stock received upon exercise is prohibited by our insider trading policy. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or an optionee dies within a specified period following cessation of service, the optionee or a beneficiary generally may exercise the vested portion of any option for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination of an optionee’s services for cause, options generally terminate immediately upon the occurrence of the event giving rise to our right to terminate the optionee for cause. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash or check, a broker-assisted cashless exercise, the tender of common stock previously owned by the optionee, a net exercise of the option if the option is a nonstatutory stock option, and other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order or official marital settlement agreement. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit or otherwise do not comply with the rules governing incentive stock options will generally be treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for cash or check, past or future services rendered to us or our affiliates, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator.

Restricted Stock Unit Awards. A restricted stock unit is a promise by us to issue shares of our common stock, or to pay cash equal to the value of shares of our common stock, equivalent to the number of units covered by the award at the time of vesting of the units or thereafter. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock units granted under the 2011 equity incentive plan vest at the rate specified in the restricted stock unit award agreement as determined by the plan administrator. The plan administrator will determine the consideration to be paid, if any, by the participant upon delivery for each share issued with respect to a restricted stock unit award, which may be paid in any form of legal consideration acceptable to the plan administrator. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. A stock appreciation right entitles the participant to a payment equal in value to the appreciation in the value of the underlying shares of our common stock for a predetermined number of shares over a specified period of time. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2011 equity incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2011 equity incentive plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the participant may generally exercise the vested portion of any stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be extended following such a termination in the event that exercise of the stock appreciation right is prohibited by applicable securities laws or the sale of our common stock received upon exercise is prohibited by our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death or a participant dies within a specified period following cessation of service, the participant or a beneficiary generally may exercise the vested portion of any stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination of a participant’s services for cause, stock appreciation rights generally terminate immediately upon the event giving rise to our right to terminate the participant for cause. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2011 equity incentive plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest and taxes; (3) earnings before interest, taxes and depreciation; (4) earnings before interest, taxes, depreciation and amortization; (5) total stockholder return; (6) return on equity or average stockholder’s equity; (7) return on assets, investment, or capital employed; (8) stock price; (9) margin (including gross margin); (10) income (before or after taxes); (11) operating income; (12) operating income after taxes; (13) pre-tax profit; (14) operating cash flow; (15) sales or revenue (including deferred revenue) targets; (16) increases in revenue or product revenue (including deferred revenue and deferred product revenue); (17) expenses and cost reduction goals; (18) improvement in or attainment of working capital levels; (19) economic value added (or an equivalent metric); (20) market share; (21) cash and cash equivalents; (22) cash flow; (23) cash flow per share; (24) share price performance; (25) debt reduction; (26) implementation or completion of projects or processes; (27) customer satisfaction; (28) stockholders’ equity; (29) capital expenditures; (30) debt levels; (31) operating profit or net operating profit; (32) workforce diversity; (33) growth of net income or operating income; (34) billings; and (35) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors or our compensation committee.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of equity-based compensation and/or the award of bonuses under our bonus plans; and (10) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, our compensation committee retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Adjustment Provisions. Transactions not involving our receipt of consideration, such as mergers, consolidations, reorganizations, stock dividends, or stock splits, may change the type, class and number of shares of our common stock subject to the 2011 equity incentive plan and outstanding equity awards. In that event, the 2011 equity incentive plan will be appropriately adjusted as to the type, class and the maximum number of shares of our common stock subject to the 2011 equity incentive plan, and outstanding equity awards will be adjusted as to the type, class, number of shares and price per share of common stock subject to such equity awards.

Corporate Transactions. In the event of specified significant corporate transactions, including a consolidation, merger or similar transaction involving our company or the sale, lease or other disposition of all or substantially all of our assets, or a sale or disposition of at least 50% of the outstanding capital stock of our company, then our board of directors, or the board of directors of any corporation assuming our obligations, may take any one or more actions as to outstanding equity awards, or as to a portion of any outstanding equity award under the 2011 equity incentive plan, including:

•	arrange for the assumption, continuation or substitution of an equity award by the surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting, in whole or in part, of the equity award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the equity award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the equity award over (2) the exercise price otherwise payable in connection with the equity award.

Change in Control. In the event of a change in control of our company in which the acquiring or succeeding corporation or an affiliate thereof assumes or substitutes for outstanding awards, if a participant’s service is terminated without cause other than for death or disability or by the participant for good reason, in either case within 12 months after such change in control, then, with respect to equity awards that have been assumed or substituted, the equity awards will become fully vested and exercisable and any reacquisition or repurchase rights held by the acquiring or succeeding corporation or an affiliate thereof will lapse as of the date of termination of service.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We currently make matching contributions in an amount equal to 25% of the first 6% contributed by a participant. Pre-tax and matching contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Contributions that we make are subject to a vesting schedule; employees are immediately and fully vested in their contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Liability and Indemnification Matters

Upon completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of specified conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to potential extension or early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2008 in which we have participated in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock or any members of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Management – Executive Compensation” and “Management – Non-Employee Director Compensation.”

Agreements with Agilent Technologies Inc.

We currently purchase NMR spectrometers from Agilent Technologies, and we are also party to a collaboration agreement with Agilent for the development of what is now referred to as our Vantera system. Agilent holds over five percent of our outstanding common stock, determined on an as-converted to common stock basis. During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we made aggregate payments to Agilent under this purchase arrangement of $519,000, $237,000, $654,000 and $277,000, respectively.

2009 Stock Option Exchange Program

In October 2009, we conducted a stock option exchange program under which we issued stock options at an exercise price of $1.21 per share in exchange for the cancellation of previously granted stock options with exercise prices higher than that price. The terms of the exchange program provided that each participant would receive a new option to purchase 75% of the number of shares underlying the options exchanged. Messrs. Brajer, Fries, McDonald and Williams, Ms. Martindale and Dr. Otvos, executive officers of our company, Dr. Sanders, a current director, and David Giddings, a former director, participated in the exchange and received new options to purchase 577,500 shares, 124,500 shares, 52,500 shares, 99,649 shares, 217,126 shares, 22,125 shares, 147,750 shares and 15,750, shares, respectively.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of June 1, 2011 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 17,754,161 shares of common stock outstanding as of June 1, 2011, after giving effect to the conversion of all of our convertible preferred stock into 14,302,876 shares of common stock, which will occur automatically upon the closing of this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before July 31, 2011, which is 60 days after June 1, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o LipoScience, Inc., 2500 Sumner Boulevard, Raleigh, North Carolina 27616.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:

Entities affiliated with Three Arch Capital (1)	3,381,629	19.0%		%
Entities affiliated with SightLine Partners (2)	1,658,172	9.3
James D. Otvos (3)	1,550,073	8.6
A. M. Pappas Life Science Ventures II, L.P. (4)	1,397,067	7.9
Entities affiliated with INVESCO Private Capital (5)	1,394,258	7.9
Entities affiliated with Camden Partners (6)	1,379,311	7.8
Agilent Technologies, Inc. (7)	1,069,397	6.0

Named Executive Officers and Directors:

Richard O. Brajer (8)	1,175,420	6.2
Lucy G. Martindale (9)	342,826	1.9
Paul C. Sanders (8)	200,141	1.1
G. Mark Kirtland (8)	30,000	*	*
E. Duffy McDonald (8)	151,526	*	*
Buzz Benson (2)	1,658,172	9.3
Charles A. Sanders, M.D. (10)	325,048	1.8
Roderick A. Young (1)	—	—	—
Woodrow A. Myers, Jr., M.D.	—	—	—
Robert J. Greczyn, Jr.	—	—	—
John H. Landon (8)	102,000	*	*
Daniel J. Levangie	—	—	—
Christopher W. Kersey, M.D. (6)	—	—	—
All current directors and executive officers as a group (11) (18 persons)	5,858,197	28.5

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 60,546 shares of common stock and 3,168,431 shares of common stock issuable upon conversion of shares of preferred stock held by Three Arch Capital, L.P. (“TAC”) and 2,862 shares of common stock and 149,790 shares of common stock issuable upon conversion of shares of preferred stock held by TAC Associates, L.P. (“TACA”). TAC Management, L.L.C. (“TACM”), the general partner of TAC and TACA, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by TAC and TACA. Wilfred Jaeger and Mark Wan are the managing members of TACM and may be deemed to have shared power to vote and shared power to dispose of shares directly owned by TAC and TACA. Roderick Young, one of our directors, is a Venture Partner with Three Arch Partners, but he does not have beneficial ownership over the shares held by TAC and TACA. The address for these entities is 3200 Alpine Road, Portola Valley, CA 94028.
(2)	Consists of 31,704 shares of common stock and 1,190,279 shares of common stock issuable upon conversion of shares of preferred stock held by SightLine Healthcare Fund III, L.P. (“SHF III”); 206,304 shares of common stock issuable upon conversion of shares of preferred stock held by SightLine Healthcare Opportunity Fund, LLC (“SHOF”); and 229,885 shares of common stock issuable upon conversion of shares of preferred stock held by SightLine Healthcare Vintage Fund, L.P. (“SHVF”). SightLine Healthcare Management III, L.P., the general partner of SHF III, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SHF III. SightLine Opportunity Management, LLC, the managing member of SHOF, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SHOF. SightLine Vintage Management, LLC, the general partner of SHVF, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SHVF. Buzz Benson, one of our directors, is a Managing Director of each of SightLine Healthcare Management III, L.P., SightLine Opportunity Management, LLC and SightLine Vintage Management, LLC and may be deemed to have shared power to vote and shared power to dispose of the shares held by SHF III, SHOF and SHVF. The address for these entities is 50 South 6th Street, Suite 1490, Minneapolis, MN 55402.
(3)	Consists of 941,280 shares of common stock, 15,198 shares of common stock issuable upon conversion of shares of preferred stock and 222,115 shares of common stock underlying options that are vested and exercisable within 60 days of June 1, 2011 that are held by Dr. Otvos directly. Also includes 371,480 shares of common stock held by Dr. Otvos’s spouse.
(4)	Consists of 7,926 shares of common stock and 1,389,141 shares of common stock issuable upon conversion of shares of preferred stock, all owned of record by A.M. Pappas Life Science Ventures II, L.P. Arthur M. Pappas, in his capacity as chairman of the investment committee of AMP&A Management II, LLC, the general partner of A.M. Pappas Life Science Ventures II, L.P., has voting and dispositive authority over these shares. The address for this stockholder is 2520 Meridian Parkway, Suite 400, Durham, NC 27713.
(5)	Consists of 873,921 shares of common stock issuable upon conversion of shares of preferred stock held by Chancellor V, L.P., 383,979 shares of common stock issuable upon conversion of shares of preferred stock held by Chancellor V-A, L.P. and 136,358 shares of common stock issuable upon conversion of shares of preferred stock held by Citiventure 2000, L.P. INVESCO Private Capital, Inc. is the managing member of IPC Direct Associates V, LLC, which is the general partner of each of Chancellor V, L.P., Chancellor V-A, L.P. and Citiventure 2000, L.P. The address of each of these funds is c/o INVESCO Private Capital, 1166 Avenue of the Americas, New York, NY 10036.
(6)	Consists of 1,324,276 shares of common stock issuable upon conversion of shares of preferred stock held by Camden Partners Strategic Fund III, L.P. and 55,035 shares of common stock issuable upon conversion of shares of preferred stock held by Camden Partners Strategic Fund III-A, L.P. Camden Partners Strategic III, LLC is the General Partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Camden Partners Strategic Manager, LLC is the Managing Member of Camden Partners Strategic III, LLC. David L. Warnock, Donald W. Hughes and Richard M. Berkeley are the Managing Members of Camden Partners Strategic Manager, LLC and may be deemed to have shared voting and dispositive power over the shares held by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Christopher Kersey, one of our directors, is a Managing Member of entities affiliated with Camden Partners, but he does not have beneficial ownership over the shares held by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. The address for these entities is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(7)	Consists of shares of common stock issuable upon conversion of preferred stock. The address for this stockholder is 5301 Stevens Creek Boulevard, Santa Clara, CA 95051.
(8)	Consists of shares of common stock underlying options that are vested and exercisable within 60 days of June 1, 2011.
(9)	Includes 237,826 shares of common stock underlying options that are vested and exercisable within 60 days of June 1, 2011.
(10)	Consists of 2,298 shares of common stock issuable upon conversion of preferred stock and 322,750 shares of common stock underlying options that are vested and exercisable within 60 days of June 1, 2011.
(11)	Includes shares beneficially owned by all current executive officers of the company, as set forth on pages 97-99 of this prospectus. Consists of 1,434,465 shares of common stock, 1,643,964 shares of common stock issuable upon conversion of preferred stock and 2,779,768 shares of common stock underlying options that are vested and exercisable within 60 days of June 1, 2011.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to              shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

As of June 30, 2011, there were:

•	3,458,035 shares of common stock outstanding, and approximately 129 stockholders of record;

•	4,920,026 shares of common stock issuable upon exercise of outstanding options under our 1997 stock option plan and 2007 stock incentive plan;

•	shares of our Series A convertible preferred stock outstanding that are convertible into an aggregate of 549,456 shares of our common stock, and approximately 50 Series A stockholders of record;

•	shares of our Series A-1 convertible preferred stock outstanding that are convertible into an aggregate of 56,598 shares of our common stock, and three Series A-1 stockholders of record;

•	shares of our Series B convertible preferred stock outstanding that are convertible into an aggregate of 370,886 shares of our common stock, and approximately 20 Series B stockholders of record;

•	shares of our Series B-1 convertible preferred stock outstanding that are convertible into an aggregate of 12,000 shares of our common stock, and one Series B-1 stockholder of record;

•	shares of our Series C convertible preferred stock outstanding that are convertible into an aggregate of 1,228,342 shares of our common stock, and approximately 90 Series C stockholders of record;

•	shares of our Series C-1 convertible preferred stock outstanding that are convertible into an aggregate of 302,918 shares of our common stock, and nine Series C-1 stockholders of record;

•	shares of our Series D convertible preferred stock outstanding that are convertible into an aggregate of 600,490 shares of our common stock, and approximately 40 Series D stockholders of record;

•	shares of our Series D-1 convertible preferred stock outstanding that are convertible into an aggregate of 3,576,078 shares of our common stock, and 10 Series D-1 stockholders of record;

•	shares of our Series E convertible preferred stock outstanding that are convertible into an aggregate of 4,617,602 shares of our common stock, and approximately 30 Series E stockholders of record; and

•	shares of our Series F convertible preferred stock outstanding that are convertible into an aggregate of 2,988,506 shares of our common stock, and 15 Series F stockholders of record.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of preferred stock will be converted automatically to common stock immediately prior to the completion of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

We have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2011, under our 1997 stock option plan and our 2007 stock incentive plan, options to purchase an aggregate of 4,920,026 shares of common stock were outstanding. For additional information regarding the terms of these plans, see “Management – Equity Incentive Plans.”

Warrants

We have the following warrants outstanding, all of which are immediately exercisable:

•

warrants to purchase an aggregate of 101,150 shares of our Series E redeemable convertible preferred stock at an exercise price of $4.35 per share, which, following this offering, will be exercisable to purchase the same number of shares of our common stock at the same price per share, with an expiration date of December 31, 2011; and

•

warrants to purchase an aggregate of 143,965 shares of our Series F redeemable convertible preferred stock at an exercise price of $4.35 per share, which, following this offering, will be exercisable to purchase the same number of shares of our common stock at the same price per share, with expiration dates between August 2, 2013 and March 31, 2018.

These warrants have net exercise provisions under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. Each of the warrants contains a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

We have also granted registration rights to our warrant holders, as more fully described below under “– Registration Rights.”

Registration Rights

We and some of the holders of our preferred stock and common stock have entered into a second amended and restated investor rights agreement, or investor rights agreement. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our convertible preferred stock in connection with our initial public offering.

Pursuant to the terms of our currently outstanding warrants, the holders of these warrants have piggyback registration rights with respect to the shares of common stock issuable upon the conversion of the shares of preferred stock issuable upon exercise of these warrants.

Demand Registration Rights

At any time beginning 180 days after the completion of this offering, the holders of at least 40% of the shares issuable upon conversion of our Series D convertible preferred stock, Series D-1 convertible preferred stock and Series E convertible preferred stock in the aggregate have the right to demand that we file up to a total of two registration statements, and holders of at least 40% of the shares issuable upon conversion of our Series F convertible preferred stock have the right to demand that we file up to a total of two additional registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use our best efforts to effect the registration as soon as possible. An aggregate of              shares of common stock will be entitled to these demand registration rights.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our convertible preferred stock, certain holders of shares of our common stock and the holders of our currently outstanding warrants will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. An aggregate of              shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, holders of shares of our common stock that are issued upon conversion of our convertible preferred stock will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $1.0 million and we have not already effected two registrations on Form S-3 within the preceding 12-month period and subject to other specified conditions and limitations. An aggregate of              shares of common stock will be entitled to these Form S-3 registration rights.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions and stock transfer taxes, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the investor rights agreement will terminate with respect to shares held by a holder upon the later of the third anniversary of the closing of this offering or when such holder holds less than one percent of our outstanding stock and all registrable securities held by such holder may be sold in accordance with Rule 144 under the Securities Act within a 90-day period.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our restated bylaws will also provide that stockholders seeking to present proposals to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is             .

NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol “LPDX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on June 30, 2011, upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,              shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining 17,760,911 shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	the shares sold in this offering and of the existing restricted shares will be eligible for immediate sale upon the completion of this offering;

•

approximately              restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•

approximately              restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the completion of this offering based on the number of shares outstanding as of June 30, 2011; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Unlimited Resales by Non-Affiliates

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1997 stock option plan, 2007 stock incentive plan and 2011 equity incentive plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, all of our officers and directors and substantially all of our holders of options, warrants and outstanding stock will have agreed that, without the prior written consent of Barclays Capital Inc., UBS Securities LLC and Piper Jaffray & Co. on behalf of the underwriters, neither we nor they will, during the period ending 180 days, subject to potential extension under specified circumstance, after the date of this prospectus:

•

offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the

Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

These agreements are described in further detail below under the section titled “Underwriting.”

Registration Rights

Upon the completion of this offering, the holders of              shares of our common stock and common stock issuable upon the conversion of our preferred stock and              shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, as well as additional shares that may be acquired by certain holders after the completion of this offering, will be entitled to specified rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock – Registration Rights” for additional information.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as tax-exempt organizations, financial institutions, controlled foreign corporations, passive foreign investment companies and certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons who hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of (i) the 5-year period ending on the date of the disposition or (ii) the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, no

U.S. withholding tax would apply to the proceeds payable to a non-U.S. holder from a sale of our common stock. However, in the event we are determined to be a U.S. real property holding corporation, if the non-U.S. holder holds more than 5% of our common stock as described above the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Barclays Capital Inc., UBS Securities LLC and Piper Jaffray & Co. are acting as the joint book-running managers and as the representatives of the underwriters named below. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Barclays Capital Inc.

UBS Securities LLC

Piper Jaffray & Co.

TOTAL

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per Share

Total

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than              shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers and substantially all of our holders of options, warrants and outstanding stock will have agreed that, without the prior written consent of the representatives and subject to specified exceptions, neither we nor they will directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by the representatives.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NASDAQ

We have applied to list our shares of common stock on The NASDAQ Global Market under the symbol “LPDX.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters have in the past and may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement. In August 2006, we issued to Piper Jaffray & Co. warrants to purchase 41,379 shares of our Series F preferred stock at an exercise price of $4.35 per share. In addition, Piper Jaffray & Co. and certain of its employees have an indirect interest in us through interests in certain funds affiliated with Sightline Partners LLC. Such indirect interest represents less than 1% of our common stock.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares which are the subject of the offering contemplated by this prospectus supplement, or Shares, will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the Shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of Shares may be made to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive, including:

(i) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(ii) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of Shares which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for the Company or any of the underwriters to produce a prospectus for such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of Shares contemplated in this prospectus supplement.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each underwriter and the Company that: (a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive and (b) in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale or (ii) where Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Switzerland

This document as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus supplement do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares of common stock will not be listed on the

SIX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares of common stock are being offered in Switzerland by way of a private placement (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public). The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares of common stock is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Shares may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. The underwriters are being represented by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to LipoScience and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.liposcience.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

LipoScience, Inc.

We have audited the accompanying balance sheets of LipoScience, Inc. as of December 31, 2009 and 2010, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LipoScience, Inc. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina

June 21, 2011

LipoScience, Inc.

Balance Sheets

	December 31,		June 30, 2011	Pro Forma June 30, 2011
	2009	2010
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,044,992	$11,058,045	$13,468,435	$8,361,037
Accounts receivable, net	3,363,103	4,193,950	5,289,362	5,289,362
Prepaid expenses and other	353,860	511,892	560,813	560,813

Total current assets	15,761,955	15,763,887	19,318,610	14,211,212
Property and equipment, net	1,911,426	2,498,241	2,685,623	2,685,623
Other noncurrent assets:
Restricted cash	1,505,570	1,507,958	1,503,936	1,503,936
Intangible assets, net of accumulated amortization of $91,605, $104,948 and $117,147 at December 31, 2009, 2010 and June 30, 2011 (unaudited), respectively	304,008	367,538	411,356	411,356
Deferred financing costs	25,458	1,958	—	—
Deferred offering costs	—	—	1,246,584	1,246,584
Other assets	500	1,400	500	500

Total other noncurrent assets	1,835,536	1,878,854	3,162,376	3,162,376

Total assets	$19,508,917	$20,140,982	$25,166,609	$20,059,211

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$595,528	$730,980	$680,476	$680,476
Accrued expenses	2,518,147	2,167,641	2,921,138	2,921,138
Current maturities of long-term debt	1,800,000	1,200,000	1,200,000	1,200,000
Current portion of obligations under capital leases	62,533	27,073	—	—
Current portion of long-term liabilities	450,000	—	—	—

Total current liabilities	5,426,208	4,125,694	4,801,614	4,801,614

Long-term liabilities:
Long-term debt, less current maturities	1,200,000	—	4,800,000	4,800,000
Long-term obligations under capital leases, less current portion	27,074	—	—	—
Preferred stock warrant liability	1,104,457	596,811	498,442	—
Other long-term liabilities	2,538,066	206,907	149,730	149,730

Total liabilities	10,295,805	4,929,412	10,429,786	9,751,344

Series D Redeemable Convertible Preferred Stock, par value $.001; 3,544,062 shares designated; 500,408 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited), respectively; aggregate liquidation preference of $2,612,130 (no shares authorized, issued or outstanding pro forma)	2,612,130	2,612,130	2,612,130	—
Series D-1 Redeemable Convertible Preferred Stock, par value $.001; 3,480,473 shares designated; 2,980,065 issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited), respectively; aggregate liquidation preference of $15,555,940 (no shares authorized, issued or outstanding pro forma)	15,555,940	15,555,940	15,555,940	—
Series E Redeemable Convertible Preferred Stock, par value $.001; 5,059,330 shares designated; 4,617,602 issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited), respectively; aggregate liquidation preference of $20,086,569 (no shares authorized, issued or outstanding pro forma)	19,194,836	20,203,417	20,203,417	—
Series F Redeemable Convertible Preferred Stock, par value $.001; 3,118,678 shares designated; 2,988,506 issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited), respectively; aggregate liquidation preference of $13,000,001 (no shares authorized, issued or outstanding pro forma)	16,234,807	17,472,233	18,090,946	—

	53,597,713	55,843,720	56,462,433	—

Stockholders’ deficit:
Series A Convertible Preferred Stock, par value $.001; 300,000 shares designated, 229,088 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited); aggregate liquidation preference of $1,291,195 (no shares authorized, issued or outstanding pro forma)	229	229	229	—
Series A-1 Convertible Preferred Stock, par value $.001; 252,700 shares designated, 23,612 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited); aggregate liquidation preference of $125,006 (no shares authorized, issued or outstanding pro forma)	24	24	24	—
Series B Convertible Preferred Stock, par value $.001; 166,667 shares designated, 154,536 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited); aggregate liquidation preference of $927,216 (no shares authorized, issued or outstanding pro forma)	155	155	155	—
Series B-1 Convertible Preferred Stock, par value $.001; 159,536 shares designated, 5,000 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited); aggregate liquidation preference of $30,000 (no shares authorized, issued or outstanding pro forma)	5	5	5	—
Series C Convertible Preferred Stock, par value $.001; 1,275,000 shares designated, 1,022,595 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited); aggregate liquidation preference of $4,090,380 (no shares authorized, issued or outstanding pro forma)	1,023	1,023	1,023	—
Series C-1 Convertible Preferred Stock, par value $.001; 1,274,774 shares designated, 252,179 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited); aggregate liquidation preference of $1,008,716 (no shares authorized, issued or outstanding pro forma)	252	252	252	—
Common stock, $.001 par value; 90,000,000 shares authorized, 3,294,826 , 3,351,289, 3,458,035 and 17,760,911 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 (unaudited) and Pro Forma June 30, 2011 (unaudited), respectively	3,295	3,351	3,458	17,761
Additional paid-in capital	8,617,766	8,058,140	7,953,508	59,794,370
Accumulated deficit	(53,007,350)	(48,695,329)	(49,504,264)	(49,504,264)

Total stockholders’ deficit	(44,384,601)	(40,632,150)	(41,545,610)	10,307,867

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$19,508,917	$20,140,982	$25,166,609	$20,059,211

See accompanying notes to financial statements.

LipoScience, Inc.

Statements of Operations

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Revenues	$28,953,707	$34,712,531	$39,368,192	$19,366,162	$21,704,316
Cost of revenues	7,353,809	7,791,508	8,139,046	4,091,700	4,324,735

Gross profit	21,599,898	26,921,023	31,229,146	15,274,462	17,379,581
Operating expenses:
Research and development	7,244,819	6,156,259	7,276,167	3,373,936	3,871,129
Sales and marketing	12,136,925	12,989,694	15,246,307	7,083,539	10,198,465
General and administrative	5,964,683	7,019,982	7,331,075	3,702,220	4,065,114
Gain on extinguishment of other long-term liabilities (Note 8)	—	—	(2,700,000)	—	—

Total operating expenses	25,346,427	26,165,935	27,153,549	14,159,695	18,134,708

(Loss) income from operations	(3,746,529)	755,088	4,075,597	1,114,767	(755,127)
Other income (expense):
Interest income	229,410	34,175	16,778	8,248	8,257
Interest expense	(43,408)	(269,404)	(154,582)	(93,590)	(127,274)
Loss on extinguishment of long-term debt	—	—	—	—	(59,403)
Other income (expense)	(73,765)	(260,216)	358,097	112,134	124,612

Total other income (expense)	112,237	(495,445)	220,293	26,792	(53,808)

(Loss) income before taxes	(3,634,292)	259,643	4,295,890	1,141,559	(808,935)
Income tax expense (benefit)	—	1,800	(16,131)	—	—

Net (loss) income	(3,634,292)	257,843	4,312,021	1,141,559	(808,935)
Accrual of dividends on redeemable convertible preferred stock	(1,040,000)	(1,040,000)	(1,040,000)	(520,000)	(520,000)
Undistributed earnings allocated to participating preferred stockholders	—	—	(2,655,089)	(505,093)	—

Net (loss) income attributable to common stockholders—basic	(4,674,292)	(782,157)	616,932	116,466	(1,328,935)
Undistributed earnings re-allocated to common stockholders	—	—	303,162	54,760	—

Net (loss) income attributable to common stockholders—diluted	$(4,674,292)	$(782,157)	$920,094	$171,226	$(1,328,935)

Net (loss) income per share attributable to common stockholders—basic	$(1.42)	$(0.24)	$0.19	$0.04	$(0.39)

Net (loss) income per share attributable to common stockholders—diluted	$(1.42)	$(0.24)	$0.16	$0.03	$(0.39)

Weighted average shares used to compute basic net (loss) income per share attributable to common stockholders	3,290,908	3,292,619	3,323,389	3,298,015	3,416,455

Weighted average shares used to compute diluted net (loss) income per share attributable to common stockholders	3,290,908	3,292,619	5,595,403	5,438,276	3,416,455

Pro forma net income (loss) per share (unaudited):

Pro forma net income (loss) per share of common stock—basic			$0.27		$(0.05)

Pro forma net income (loss) per share of common stock— diluted			$0.24		$(0.05)

Weighted-average shares of common stock outstanding used in computing pro forma net income (loss) per share—basic			17,626,265		17,719,331

Weighted-average shares of common stock outstanding used in computing pro forma net income (loss) per share—diluted			19,898,279		17,719,331

See accompanying notes to financial statements.

LipoScience, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Series D Redeemable Convertible Preferred Stock	Series D-1 Redeemable Convertible Preferred	Series E Redeemable Convertible Preferred Stock	Series F Redeemable Convertible Preferred Stock	Convertible Preferred Stock						Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
					Series A	Series A-1	Series B	Series B-1	Series C	Series C-1
Balance at December 31, 2007	$2,612,130	$15,555,940	$19,194,836	$13,759,955	$229	$24	$155	$5	$1,023	$252	$3,289	$10,081,423	$(49,628,825)	$(39,542,425)
Exercise of options and warrants	—	—	—	—	—	—	—	—	—	—	2	998	—	1,000
Accretion on redeemable convertible preferred stock	—	—	—	197,426	—	—	—	—	—	—	—	(197,426)	—	(197,426)
Accrual of Series F dividends	—	—	—	1,040,000	—	—	—	—	—	—	—	(1,040,000)	—	(1,040,000)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	424,941	—	424,941
Cumulative unrealized gain (loss) on investments	—	—	—	—	—	—	—	—	—	—	—	—	(2,076)	(2,076)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,634,292)	(3,634,292)

Balance at December 31, 2008	2,612,130	15,555,940	19,194,836	14,997,381	229	24	155	5	1,023	252	3,291	9,269,936	(53,265,193)	(43,990,278)
Exercise of options and warrants	—	—	—	—	—	—	—	—	—	—	4	4,861	—	4,865
Accretion on redeemable convertible preferred stock	—	—	—	197,426	—	—	—	—	—	—	—	(197,426)	—	(197,426)
Accrual of Series F dividends	—	—	—	1,040,000	—	—	—	—	—	—	—	(1,040,000)	—	(1,040,000)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	580,395	—	580,395
Net income	—	—	—	—	—	—	—	—	—	—	—	—	257,843	257,843

Balance at December 31, 2009	2,612,130	15,555,940	19,194,836	16,234,807	229	24	155	5	1,023	252	3,295	8,617,766	(53,007,350)	(44,384,601)
Exercise of options and warrants	—	—	891,733	—	—	—	—	—	—	—	56	28,074	—	28,130
Reclassification of preferred stock warrant liabilities to redeemable convertible preferred stock upon exercises	—	—	116,848	—	—	—	—	—	—	—	—	—	—	—
Accretion on redeemable convertible preferred stock	—	—	—	197,426	—	—	—	—	—	—	—	(197,426)	—	(197,426)
Accrual of Series F dividends	—	—	—	1,040,000	—	—	—	—	—	—	—	(1,040,000)	—	(1,040,000)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	649,726	—	649,726
Net income	—	—	—	—	—	—	—	—	—	—	—	—	4,312,021	4,312,021

Balance at December 31, 2010	2,612,130	15,555,940	20,203,417	17,472,233	229	24	155	5	1,023	252	3,351	8,058,140	(48,695,329)	(40,632,150)
Exercise of options and warrants (unaudited)	—	—	—	—	—	—	—	—	—	—	107	131,722	—	131,829
Accretion on redeemable convertible preferred stock (unaudited)	—	—	—	98,713	—	—	—	—	—	—	—	(98,713)	—	(98,713)
Accrual of Series F dividends (unaudited)	—	—	—	520,000	—	—	—	—	—	—	—	(520,000)	—	(520,000)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	382,359	—	382,359
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(808,935)	(808,935)

Balance at June 30, 2011 (unaudited)	$2,612,130	$15,555,940	$20,203,417	$18,090,946	$229	$24	$155	$5	$1,023	$252	$3,458	$7,953,508	$(49,504,264)	$(41,545,610)

See accompanying notes to financial statements.

LipoScience, Inc.

Statements of Cash Flows

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Operating activities
Net (loss) income	$(3,634,292)	$257,843	$4,312,021	$1,141,559	$(808,935)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,095,390	759,035	564,382	299,947	283,441
Stock-based compensation expense	424,941	580,395	649,726	372,047	382,359
Fair value remeasurement of preferred stock warrant liability	45,681	203,256	(390,798)	(133,485)	(133,997)
Loss (gain) on sale of property and equipment	196,055	—	(6,000)	(6,000)	—
Write-off of patent and trademark costs	53,401	—	—	—	—
Gain on extinguishment of other long-term liabilities	—	—	(2,700,000)	—	—
Loss on extinguishment of long-term debt	—	—	—	—	59,403
Changes in operating assets and liabilities:
Accounts receivable, net	(66,193)	(287,507)	(830,847)	(462,650)	(1,095,412)
Prepaid expenses and other	51,113	(49,772)	(158,932)	(170,920)	(48,021)
Accounts payable, accrued expenses and other current liabilities	511,517	226,737	(215,054)	(881,734)	87,962
Other long-term liabilities	(67,656)	(53,229)	(81,159)	(44,417)	(57,177)

Net cash (used in) provided by operating activities	(1,390,043)	1,636,758	1,143,339	114,347	(1,330,377)

Investing activities
Purchases of property and equipment	(723,321)	(408,458)	(1,137,854)	(711,251)	(458,623)
Proceeds from sale of property and equipment	—	—	6,000	6,000	—
Sale of short-term investments, net	2,406,739	—	—	—	—
Capitalized patent and trademark costs	(32,420)	(42,525)	(76,873)	(59,782)	(56,018)

Net cash provided by (used in) investing activities	1,650,998	(450,983)	(1,208,727)	(765,033)	(514,641)

Financing activities
Proceeds from long-term debt	2,000,000	2,500,000	—	—	6,000,000
Payments on long-term debt	(187,122)	(1,500,000)	(1,800,000)	(900,000)	(1,200,000)
Payments on capital leases	(33,097)	(59,232)	(62,534)	(30,843)	(27,073)
Changes in restricted cash for operating lease	56,325	723	(2,388)	(1,248)	4,022
Changes in deferred financing costs	21,542	23,500	23,500	11,750	1,958
Deferred offering costs	—	—	—	—	(655,328)
Proceeds from exercise of stock options and warrants	1,000	4,865	919,863	897,865	131,829

Net cash provided by (used in) financing activities	1,858,648	969,856	(921,559)	(22,476)	4,255,408

Net increase (decrease) in cash and cash equivalents	2,119,603	2,155,631	(986,947)	(673,162)	2,410,390
Cash and cash equivalents at beginning of period	7,769,758	9,889,361	12,044,992	12,044,992	11,058,045

Cash and cash equivalents at end of period	$9,889,361	$12,044,992	$11,058,045	$11,371,830	$13,468,435

Supplemental disclosure of cash flow information
Cash paid for interest	$36,658	$259,087	$163,282	$98,362	$133,074

Cash paid for income taxes	$—	$—	$35,000	$35,000	$1,500

Supplemental disclosure of non-cash financing activities
Accrual of Series F Redeemable Convertible Preferred Stock dividends	$1,040,000	$1,040,000	$1,040,000	$520,000	$520,000

Accretion on Series F Redeemable Convertible Preferred Stock	$197,426	$197,426	$197,426	$98,713	$98,713

Acquisition of property and equipment under capital leases	$181,936	$—	$—	$—	$—

See accompanying notes to financial statements.

LipoScience, Inc.

Notes to Financial Statements

1.	Description of Business and Significant Accounting Policies

Description of Business

LipoScience, Inc. (“LipoScience” or the “Company”) was incorporated under the laws of North Carolina in June 1994 under the name LipoMed, Inc. and reincorporated under the laws of Delaware in June 2000. In January 2002, the Company changed its corporate name to LipoScience, Inc. The Company is an in vitro diagnostic company committed to advancing patient care in cardiovascular, metabolic and other diseases using its innovative and proprietary technology platform based on nuclear magnetic resonance (“NMR”). The Company’s first diagnostic test, the NMR LipoProfile test, is cleared by the U.S. Food and Drug Administration, or FDA, and directly measures the number of low density lipoprotein, or LDL, particles for use in managing cardiovascular disease risk.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2011, the statements of operations and cash flows for the six months ended June 30, 2010 and 2011 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2011 are unaudited. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for such interim periods presented. The information disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Unaudited Pro Forma Balance Sheet

The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of common stock in an initial public offering (“IPO”). The unaudited pro forma balance sheet as of June 30, 2011 has been prepared assuming that upon the closing of the IPO, (i) all of the Company’s outstanding shares of redeemable convertible and convertible preferred stock will automatically convert into an aggregate of 14,302,876 shares of common stock, (ii) accrued dividends of $5.1 million will be paid to its Series F redeemable convertible preferred stockholders, and (iii) warrants to purchase 245,115 shares of the Company’s redeemable convertible preferred stock will automatically become warrants to purchase the Company’s common stock resulting in the reclassification of the preferred stock warrant liability of $498,442 into additional paid-in capital immediately prior to the closing of the IPO.

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. In preparing the financial statements, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and assumptions used.

LipoScience, Inc.

Notes to Financial Statements (continued)

Reclassification

Certain reclassifications have been made to prior years’ statements of cash flows and income tax footnote disclosures to conform to current period presentation. These reclassifications had no effect on prior years’ net (loss) income or stockholders’ deficit.

Customers and Payors

The Company provides diagnostic tests to a broad range of customers. A majority of these tests are comprised of orders generated through clinical diagnostic laboratory customers and clinicians. The Company also receives requests from academic institutions as well as pharmaceutical companies. In most cases, the customer that orders the tests is not responsible for the payments for services. We consider a party that refers a test to us a “customer” and a party that reimburses us a “payor”. Depending on the billing arrangement and applicable law, the payor may be (i) a clinical diagnostic laboratory, (ii) a third party responsible for providing health insurance coverage to patients, such as a health insurance plan or the traditional Medicare or Medicaid program, (iii) the physician or (iv) the patient or other party (such as academic institutions or pharmaceutical companies) who requested the test from us.

Revenue Recognition

The Company currently derives revenue from sales of its NMR LipoProfile test to clinical diagnostic laboratories and clinicians for use in patient care, from sales of ancillary tests for use in patient care requested in conjunction with the NMR LipoProfile test and from research contracts.

Revenues from diagnostic tests for patient care, which consist of sales of the NMR LipoProfile test and sales of ancillary tests, are recognized on the accrual basis when the following revenue recognition criteria are met: (1) persuasive evidence that an arrangement exists; (2) services have been rendered or at the time final results are reported; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Testing services provided for patient care are covered by clinical diagnostic laboratories, programs with commercial insurance carriers (including managed care organizations) and various governmental programs, primarily Medicare.

Billings for diagnostic tests for patient care under governmental and physician-based programs are included in revenues net of contractual adjustments. These contractual adjustments represent the difference between the final settlement amount paid by the program and the estimated settlement amount based on either the list price for tests performed or the reimbursement rate set by commercial insurance carriers or governmental programs. Estimated contractual adjustments are updated either upon notification from payors as to changes in existing reimbursement rates, which are typically received prior to changes going into effect, or upon a material variance between the final settlement and the estimated contractual adjustment originally established when the revenues were recognized. To date, the Company’s final settlement adjustments have not been material.

Revenues from contract research arrangements are generally derived from studies conducted with academic institutions and pharmaceutical companies. The specific methodology for revenue recognition is determined on a case-by-case basis according to the facts and circumstances applicable to a given agreement. The Company’s output, measured in terms of full-time equivalent level of effort or processing a set of assays under a contractual protocol, typically triggers payment obligations under these agreements. Revenues are recognized as costs are incurred or assays are processed. Contract research costs include all direct material and labor costs, equipment costs and fringe benefits. Advance payments received in excess of revenues recognized are classified as deferred revenue until such time as the revenue recognition criteria have been met.

LipoScience, Inc.

Notes to Financial Statements (continued)

Billing for diagnostic testing services for patient care is complex. In some cases, tests are performed in advance of payment and without certainty as to the outcome of the billing process, which may negatively affect revenues, cash flow and profitability. Payments are received from a variety of payors, including clinical diagnostic laboratories, commercial insurance companies (including managed care organizations), governmental payors (primarily Medicare) and individual patients. Each payor typically has different billing requirements, and the billing requirements of many payors have become increasingly stringent.

The Company generally assumes the financial risk related to collection, including the potential uncollectibility of accounts and the other complex factors identified above. Delays in collection and uncollectible bills may negatively affect the Company’s revenues, cash flow and profitability.

Shipping and Handling

The Company does not bill its customers for shipping and handling charges. All charges relating to inbound and outbound freight costs are incurred by the Company and recorded within cost of revenues. For the years ended December 31, 2008, 2009 and 2010, the Company incurred shipping and handling costs of approximately $1.1 million, $1.1 million and $1.3 million. The Company incurred shipping and handling costs of $0.7 million for each of the six months ended June 30, 2010 and 2011 (unaudited).

Fair Value Measurement

The carrying amount of certain of the Company’s financial instruments, including accounts receivable, prepaid expenses and other, other long-term assets, accounts payable and accrued expenses, approximate fair value due to their short maturities. The carrying value of the Company’s capital lease obligations approximated fair value because the interest rates under those obligations approximate market rates of interest available to the Company for similar instruments. The fair value of the Company’s long-term debt was estimated using the discounted cash flow method, which is based on the future expected cash flows, discounted to their present values, using a discount rate that approximates market rates. The following table sets forth the carrying value and fair value of the Company’s long-term debt as of December 31, 2009 and 2010, and June 30, 2011 (unaudited):

	December 31, 2009		December 31, 2010		June 30, 2011 (unaudited)
	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value
Long Term Debt	$2,721,567	$3,000,000	$1,118,881	$1,200,000	$6,010,974	$6,000,000

As a basis for determining the fair value of certain of the Company’s financial instruments, the Company utilizes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

-	Level I – Observable inputs such as quoted prices in active markets for identical assets or liabilities.

-	Level II – Observable inputs, other than Level I prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

-	Level III – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s financial instruments that are measured at fair value on a recurring basis consist only of cash equivalents and the preferred stock warrant liability.

All of the Company’s cash equivalents, which include certificates of deposits and money market funds, are classified within Level I of the fair value hierarchy because they are valued using quoted market prices. The Company’s preferred stock warrant liability is classified within Level III of the fair value hierarchy.

LipoScience, Inc.

Notes to Financial Statements (continued)

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the entire fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The following table sets forth the Company’s financial instruments that were measured at fair value as of December 31, 2009 and 2010, and June 30, 2011 (unaudited) by level within the fair value hierarchy.

	December 31, 2009			December 31, 2010			June 30, 2011 (Unaudited)
	Level I	Level III	Total	Level I	Level III	Total	Level I	Level III	Total
Assets
Certificates of deposits	$8,460,024	$—	$8,460,024	$8,360,115	$—	$8,360,115	$8,367,289	$—	$8,367,289
Money market funds	4,858,903	—	4,858,903	4,140,285	—	4,140,285	6,555,693	—	6,555,693

Total assets measured at fair value	$13,318,927	$—	$13,318,927	$12,500,400	$—	$12,500,400	$14,922,982	$—	$14,922,982

Liabilities
Preferred stock warrants	$—	$1,104,457	$1,104,457	$—	$596,811	$596,811	$—	$498,442	$498,442

Total liabilities measured at fair value	$—	$1,104,457	$1,104,457	$—	$596,811	$596,811	$—	$498,442	$498,442

The change in the fair value of the Level III preferred stock warrant liability is summarized below:

	December 31,			June 30, 2011
	2008	2009	2010
				(unaudited)
Fair value at beginning of period	$785,020	$901,201	$1,104,457	$596,811
Issuances	70,500	—	—	35,628
Exercises reclassed to additional paid in capital	—	—	(116,848)	—
Change in fair value recorded in other income (expense)	45,681	203,256	(390,798)	(133,997)

Fair value at end of period	$901,201	$1,104,457	$596,811	$498,442

Cash and Cash Equivalents

The Company invests its available cash balances in cash, certificates of deposits and money market funds. The Company considers all highly liquid instruments purchased with original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at cost and the carrying amounts approximate fair value. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity. See Note 5 for a discussion of Restricted Cash.

Accounts Receivable

Accounts receivable are primarily amounts due from clinical diagnostic laboratories, commercial insurance companies (including managed care organizations), governmental programs (primarily Medicare), physicians, and individual patients.

LipoScience, Inc.

Notes to Financial Statements (continued)

Accounts receivable are reported net of an allowance for uncollectible accounts. The process of estimating the collection of accounts receivable involves significant assumptions and judgments. Specifically, the accounts receivable allowance is based on management’s analysis of current and past due accounts, collection experience in relation to amounts billed, payor mix, any specific customer collection issues that have been identified and other relevant information. The Company’s provision for uncollectible accounts is recorded as bad debt expense and included in general and administrative expenses. Historically, the Company has not experienced significant credit loss related to its customers or payors. Although the Company believes amounts provided are adequate, the ultimate amounts of uncollectible accounts receivable could be in excess of the amounts provided.

Property and Equipment

Property and equipment are stated at cost. Property and equipment financed under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease. Amortization of assets financed under capital leases is included with purchased property and equipment as part of depreciation and amortization.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Property and equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Depreciable lives range from three to seven years for laboratory equipment, office equipment and furniture and fixtures and three years for software.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired and assesses their recoverability based upon anticipated future cash flows. If changes in circumstances lead the Company to believe that any of its long-lived assets may be impaired, the Company will (a) evaluate the extent to which the remaining book value of the asset is recoverable by comparing the future undiscounted cash flows estimated to be associated with the asset to the asset’s carrying amount and (b) write-down the carrying amount to market value or discounted cash flow value to the extent necessary. There has been no such impairment of long-lived assets to date.

Intangible Assets

Intangible assets include patent costs, trademark costs and technology licenses which are capitalized and amortized over estimated useful lives (generally nine to twenty years) using the straight-line method. Patent costs are expensed if the patent is not granted. On an ongoing basis, the Company assesses the recoverability of its intangible assets by determining its ability to generate undiscounted future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Intangible assets determined to be unrecoverable are expensed in the period in which the determination is made.

During the years ended December 31, 2008, 2009 and 2010, the Company recorded amortization expense on intangible assets of approximately $12,000, $12,000 and $13,000, respectively, and approximately $7,000 and $12,000 for the six months ended June 30, 2010 and 2011 (unaudited), respectively.

Deferred Offering Costs

Deferred offering costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through an initial public offering (“IPO”) of the Company’s common stock. Future costs related to the Company’s IPO activities will be deferred until the completion of the IPO, at which time they will be

LipoScience, Inc.

Notes to Financial Statements (continued)

reclassified to additional paid-in capital as a reduction of the IPO proceeds. All deferred costs will be expensed if the Company terminates its plan for an IPO. In connection with the IPO, the Company has recorded approximately $1.2 million of deferred offering costs as a non-current asset in the accompanying balance sheet as of June 30, 2011 (unaudited).

Redeemable Convertible Preferred Stock

The Company classifies its redeemable convertible preferred stock, for which the Company does not control the redemption, outside of permanent equity. The Company records redeemable convertible preferred stock at fair value upon issuance, net of any issuance costs or discounts, and the carrying value is increased by periodic accretion to its redemption value. These increases are effected through charges against additional paid-in capital.

Preferred Stock Warrant Liability

The Company accounts for its freestanding warrants to purchase the Company’s Series E and Series F Redeemable Convertible Preferred Stock as liabilities at fair value on the accompanying balance sheets. The warrants are subject to re-measurement at each balance sheet date, and the change in fair value, if any, is recognized as other income (expense). The Company estimates the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option pricing model. The estimated fair value of the Company calculated at each valuation date (see Note 10) is allocated to the shares of redeemable convertible preferred stock, convertible preferred stock, warrants to purchase shares of redeemable convertible preferred stock, and common stock, using a “hybrid” approach of the probability-weighted expected return method and the option pricing model. This approach treats the various components of the Company’s capital structure as a series of call options on the proceeds expected from the sale of the Company or the liquidation of the Company’s assets in the future. This approach defines the securities’ fair values as functions of the current fair value of the Company and assumptions based on the securities’ rights and preferences. These call options are then valued using the Black-Scholes option pricing model. As a result, the option-pricing model requires a number of assumptions to estimate the fair value including the anticipated timing of a potential liquidity event, such as an initial public offering, remaining contractual terms of the warrant, risk-free interest rates, expected dividend yield and the estimated volatility of the price of the underlying securities. The anticipated timing of a liquidity event utilized in these valuations was based on then current plans and estimates of our board of directors and management regarding an initial public offering. These assumptions are highly judgmental and could differ significantly in the future.

The fair values of outstanding Series E and Series F Redeemable Convertible Preferred Stock warrants were estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected term (in years)	1.6	4.0	1.0-2.0	1.5-2.5	0.4-1.2
Risk-free interest rate	1.4%	2.2%	0.3%-0.6%	0.5%-0.8%	0.1%-0.3%
Expected volatility	49%	44%	35%-42%	44%-46%	35%-36%
Expected dividend rate	0%	0%	0%	0%	0%

The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion of the warrants into warrants to purchase common stock upon an event such as the completion of an initial public offering or (iii) expiration of the warrants. Upon conversion, the preferred stock warranty liability will be reclassified into additional paid-in capital.

LipoScience, Inc.

Notes to Financial Statements (continued)

A summary of warrant activity for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011 (unaudited) is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding, December 31, 2007	701,896	$4.35	2.90	$2,213,273
Granted	75,000	4.35	—	—
Exercised	—	—	—	—
Forfeited/Canceled	—	—	—	—

Outstanding, December 31, 2008	776,896	4.35	2.31	3,160,249
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Canceled	—	—	—	—

Outstanding, December 31, 2009	776,896	4.35	1.31	3,059,111
Granted	—	—	—	—
Exercised	(204,996)	4.35	—	—
Forfeited/Canceled	(340,578)	4.35	—	—

Outstanding and Exercisable, December 31, 2010	231,322	4.35	2.36	845,704
Granted (unaudited)	13,793	4.35	—	—
Exercised (unaudited)	—	—	—	—
Forfeited/Canceled (unaudited)	—	—	—	—

Outstanding and Exercisable, June 30, 2011 (unaudited)	245,115	4.35	2.48	1,278,112

The aggregate intrinsic value in the table above is before applicable income taxes and is calculated based on the difference between the exercise price of the warrants and the estimated fair market value of the Company’s Series E and Series F Redeemable Convertible Preferred Stock as of the respective dates.

The following table summarizes additional information about warrants outstanding and exercisable at December 31, 2009 and 2010:

Underlying Stock	Warrants Outstanding and Exercisable as of December 31,
	Number of Shares		Weighted Average Remaining Life (Years)		Weighted Average Exercise Price		Weighted Average Fair Value per share
	2009	2010	2009	2010	2009	2010	2009	2010
Series E Redeemable Convertible Preferred Stock	646,724	101,150	0.68	1.00	$4.35	$4.35	$1.33	$2.58
Series F Redeemable Convertible Preferred Stock	130,172	130,172	4.41	3.41	4.35	4.35	1.86	2.58

LipoScience, Inc.

Notes to Financial Statements (continued)

The following table summarizes additional information about warrants outstanding and exercisable at June 30, 2011 (unaudited):

Underlying Stock	Warrants Outstanding and Exercisable as of June 30, 2011 (unaudited)
	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Weighted Average Fair Value per share
Series E Redeemable Convertible Preferred Stock	101,150	0.50	$4.35	$2.40
Series F Redeemable Convertible Preferred Stock	143,965	3.37	4.35	2.40

Concentration of Credit Risk and Other Risks

The Company derives its revenues from diagnostic testing services provided for patient care and contract research arrangements with institutional customers. The Company operates in one industry segment. Substantially all of the Company’s historical revenues have been derived from the sale of the NMR LipoProfile test.

The Company’s principal financial instruments subject to potential concentration of credit risk are cash equivalents and trade accounts receivable, which are unsecured. Through June 30, 2011 (unaudited), no material losses have been incurred.

Revenues from customers representing 10% or more of total revenues for the respective periods, are summarized as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Customer 1	32%	34%	33%	33%	32%
Customer 2	—	—	*	*	18

*	Less than 10%.

The Company’s accounts receivable due from these significant customers as a percentage of total accounts receivable for the respective periods is summarized as follows:

	As of December 31,		As of June 30, 2011
	2009	2010
			(unaudited)
Customer 1	40%	31%	19%
Customer 2	—	20	22

The Company depends on a limited number of suppliers, including single-source suppliers, of various critical components used in its NMR analyzers. The loss of these suppliers, or their failure to supply the Company with the necessary components on a timely basis, could cause delays in the diagnostic testing process and adversely affect the Company.

Research and Development Expenses

Research and development expenses include all costs associated with the development of nuclear magnetic resonance technology products and are charged to expense as incurred. Research and development expenses include direct costs and an allocation of indirect costs, including amortization, depreciation, telephone, rent, supplies, insurance and repairs and maintenance.

LipoScience, Inc.

Notes to Financial Statements (continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Effective January 1, 2007, the Company adopted the accounting guidance for uncertainties in income taxes, which proscribes a recognition threshold and measurement process for recording uncertain tax positions taken, or expected to be taken, in a tax return in the financial statements. Additionally, the guidance also proscribes a new treatment for the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company accrues for the estimated amount of taxes for uncertain tax positions if it is more likely than not that the Company would be required to pay such additional taxes. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of the date of adoption of this guidance, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, and there were no such interest or penalties recognized during the years ended December 31, 2008, 2009 or 2010.

Advertising

Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense was $0.5 million, $0.3 million, and $0.2 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.1 million and $0.4 million for the six months ended June 30, 2010 and 2011 (unaudited), respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee directors using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option-pricing model on the date of grant for stock options and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates and expected term. The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term for the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011 (unaudited), represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. The risk-free interest rate is based on the rate of U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period over which services are received.

LipoScience, Inc.

Notes to Financial Statements (continued)

Segment Reporting

The Company operates in one operating segment. The Company’s chief operating decision maker (the “CODM”), its chief executive officer, manages the Company’s operations on an integrated basis for purposes of allocating resources. When evaluating the Company’s financial performance, the CODM reviews separate revenue information for the Company’s patient care testing and its research services, while all other financial information is reviewed on a combined basis. All of the Company’s principal operations and decision-making functions are located in the United States. Accordingly, the Company has determined that it has a single reporting segment.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Net (Loss) Income Per Share

The Company computes net (loss) income per share in accordance with the accounting guidance regarding the computation of earnings or net loss per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in earnings and dividends. The guidance requires earnings or net loss attributable to common stockholders for the period, after deduction of preferred stock preferences, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends. The guidance does not require the presentation of basic and diluted net (loss) income per share for securities other than common stock; therefore, net (loss) income per share amounts only pertain to the Company’s common stock. Since the Company’s participating preferred stock was not contractually required to share in the Company’s losses, in applying the two-class method to compute basic net (loss) income per share, no allocation was made to preferred stock if a net loss existed.

Basic net (loss) income per share is computed by dividing net (loss) income allocable to common stockholders, which is net (loss) after deduction of any required returns to preferred stockholders prior to paying dividends to the common stock and assuming current income for the period had been distributed based on the respective rights of the common and preferred stockholders to receive dividends, by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed on the basis of the weighted average number of shares of common stock plus dilutive potential common shares outstanding during the period. Because of their anti-dilutive effect, the following common share equivalents, consisting of convertible preferred shares, redeemable convertible preferred shares, common stock options and warrants, have been excluded from the diluted loss per share calculations for the respective periods presented:

Anti-Dilutive Common Share Equivalents	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Convertible Preferred Stock (Series A, A-1, B, B-1, C, and C-1)	2,520,200	2,520,200	2,520,200	2,520,200	2,520,200
Redeemable Convertible Preferred Stock (Series D, D-1, E and F)	11,577,680	11,577,680	11,782,676	11,782,676	11,782,676
Common Stock Options	4,347,549	4,442,326	83,124	83,124	4,920,026
Warrants	790,345	776,896	571,900	564,370	245,115

	19,235,774	19,317,102	14,957,900	14,950,370	19,468,017

LipoScience, Inc.

Notes to Financial Statements (continued)

Pro Forma Net Income (Loss) Per Share

The unaudited pro forma basic and diluted net income (loss) per share for the year ended December 31, 2010 and for the six months ended June 30, 2011(unaudited) reflect the conversion of all outstanding shares of redeemable convertible and convertible preferred stock into common stock. The unaudited pro forma balance sheet and pro forma basic and diluted net income (loss) per share have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The pro forma balance sheet gives effect to the accrued dividends to be paid to the Company’s Series F redeemable convertible preferred stockholders upon completion of the initial public offering, which totaled $5.1 million as of June 30, 2011. Pro forma net income (loss) per share assumes that additional common shares are issued to give effect to the dividend payment described above. The number of shares deemed for accounting purposes to have been issued to pay the dividend payment described above is             . This number was calculated assuming an initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and estimated offering expenses, and would result in a net income (loss) of $         per share. Pro forma net income (loss) per share does not give effect to potential dilutive securities where the impact would be anti-dilutive. Also, the numerator in the pro forma basic and diluted net income (loss) per share calculation has been adjusted to remove gains and losses resulting from re-measurements of the outstanding convertible preferred stock warrant liability for the periods presented as it is assumed that these warrants will be converted to potentially dilutive shares prior to an initial public offering and will no longer require periodic revaluation.

LipoScience, Inc.

Notes to Financial Statements (continued)

A reconciliation of the numerator and denominator used in the computation of basic and diluted net (loss) income per share allocable to common stockholders follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Historical net (loss) income per share:

Numerator:
Net (loss) income	$(3,634,292)	$257,843	$4,312,021	$1,141,559	$(808,935)
Less: Accrual of dividends on Series F redeemable convertible preferred stock	(1,040,000)	(1,040,000)	(1,040,000)	(520,000)	(520,000)
Less: Undistributed earnings allocated to participating preferred shares	—	—	(2,655,089)	(505,093)	—

Net (loss) income attributable to common stockholders – basic	(4,674,292)	(782,157)	616,932	116,466	(1,328,935)
Add: Undistributed earnings re-allocated to common stockholders	—	—	303,162	54,760	—

Net (loss) income attributable to common stockholders – diluted	$(4,674,292)	$(782,157)	$920,094	$171,226	$(1,328,935)

Denominator:
Weighted average common shares outstanding – basic	3,290,908	3,292,619	3,323,389	3,298,015	3,416,455

Dilutive effect of common stock equivalent shares resulting from common stock options	—	—	2,272,014	2,140,261	—

Weighted average common shares outstanding – diluted	3,290,908	3,292,619	5,595,403	5,438,276	3,416,455

Net (loss) income per common share:
Net (loss) income per share attributable to common stockholders – basic	$(1.42)	$(0.24)	$0.19	$0.04	$(0.39)

Net (loss) income per share attributable to common stockholders – diluted	$(1.42)	$(0.24)	$0.16	$0.03	$(0.39)

Pro forma net income (loss) per share (unaudited):

Numerator
Net income (loss) attributable to common shareholders – basic			$616,932		$(1,328,935)
Pro forma adjustments:
Accrual of dividends on redeemable preferred stock			1,040,000		520,000
Undistributed earnings allocated to participating preferred stockholders			2,655,089		—
Mark-to-market adjustment to preferred stock warrant liability			390,798		(133,997)

Net income (loss) used to compute pro forma net income (loss) per share			$4,702,819		$(942,932)

Denominator
Weighted average shares of common stock outstanding used in computing net income (loss) per share of common stock, basic			$3,323,389		$3,416,455
Pro forma adjustments to reflect assumed weighted-average effect of conversion of all outstanding preferred stock			14,302,876		14,302,876

Pro forma adjustments to reflect assumed common shares sold in the offering to give effect to the payment of dividends on redeemable preferred stock			—		—

Denominator for pro forma basic net income (loss) per common share			17,626,265		17,719,331

Pro forma net income (loss) per common share – basic			$0.27		$(0.05)

Weighted average shares of common stock outstanding used in computing proforma net income (loss) per common share – basic			$17,626,265		17,719,331
Pro forma adjustments to reflect assumed conversion of common stock options under the treasury method			2,272,014		—

Denominator for pro forma diluted net income (loss) per common share			19,898,279		17,719,331

Pro forma net income (loss) per common share – diluted			$0.24		$(0.05)

LipoScience, Inc.

Notes to Financial Statements (continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (Update No. 2010-06). Update No. 2010-06 requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this update requires an entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level III activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, the Company adopted this update on January 1, 2010. Other than requiring additional disclosures, adoption of this new update did not have a material impact on the Company’s financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (Update No. 2010-09). Update No. 2010-09 provides clarification regarding the date through which subsequent events are evaluated. The modification to the subsequent events guidance removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for SEC filers. Accordingly, the Company adopted this amendment on February 24, 2010. Adoption of this new guidance did not have a material impact on the Company’s financial statements.

In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings (Update No. 2010-20). Update No. 2010-20 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. This deferral has no material impact on the Company’s financial statements.

In January 2011, the FASB issued ASU No. 2011-02- Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. Early application is permitted. Accordingly, the Company adopted this amendment as of January 1, 2011. Adoption of this new guidance did not have a material impact on the Company’s financial statements.

LipoScience, Inc.

Notes to Financial Statements (continued)

2.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following as of:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Cash	$231,635	$65,603	$49,389
Certificates of deposit	8,460,024	8,360,115	8,367,289
Money market	3,353,333	2,632,327	5,051,757

Total cash and cash equivalents	$12,044,992	$11,058,045	$13,468,435

The Company has an arrangement with its primary bank that excess cash balances are swept each night to an overnight sweep deposits account. At December 31, 2009 and 2010 and June 30, 2011 (unaudited), the balance in the overnight sweep deposits account totaling $3.4 million, $2.6 million and $5.1 million, respectively, was invested in shares of a money market fund.

3.	Accounts Receivable and Revenues

Accounts receivable, net, consists of the following as of:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Accounts receivable	$4,574,723	$5,898,123	$7,097,749
Less allowance for uncollectible accounts receivable	(1,211,620)	(1,704,173)	(1,808,387)

Accounts receivable, net	$3,363,103	$4,193,950	$5,289,362

Activity for the allowance for uncollectible accounts receivable is as follows:

	Year Ended December 31,		Six Months Ended June 30, 2011
	2009	2010
			(unaudited)
Balance at beginning of period	$1,220,857	$1,211,620	$1,704,173
Provision for bad debt expense	1,813,033	1,745,414	710,567
Write-off, net of recoveries	(1,822,270)	(1,252,861)	(606,853)

Balance at end of period	$1,211,620	$1,704,173	$1,808,387

Revenues consist of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Gross billings	$32,215,047	$38,412,896	$43,128,301	$21,533,064	$23,056,015
Less contractual adjustments	(3,261,340)	(3,700,365)	(3,760,109)	(2,166,902)	(1,351,699)

Revenues	$28,953,707	$34,712,531	$39,368,192	$19,366,162	$21,704,316

LipoScience, Inc.

Notes to Financial Statements (continued)

4.	Property and Equipment

Property and equipment consists of the following as of:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Laboratory equipment	$6,634,812	$6,716,486	$6,765,435
Office equipment, furniture and fixtures	2,308,146	2,452,178	2,485,799
Leasehold improvements	1,246,113	1,338,207	1,338,207
Software	1,506,891	1,658,879	1,712,431
Construction in progress	1,120,849	1,752,093	2,071,996

	12,816,811	13,917,843	14,373,868
Less accumulated depreciation	(10,905,385)	(11,419,602)	(11,688,245)

Property and equipment, net	$1,911,426	$2,498,241	$2,685,623

For the years ended December 31, 2008, 2009 and 2010, the Company recorded depreciation expense of $1.1 million, $0.7 million, and $0.6 million, respectively, and $0.3 million for each of the six-month periods ended June 30, 2010 and 2011 (unaudited).

For the years ended December 31, 2008, the Company disposed of assets with a net book value of $0.2 million. There were no such disposals for the years ended December 31, 2009 and 2010 or for the six months ended June 30, 2010 and 2011 (unaudited).

5.	Restricted Cash

As of December 31, 2009 and 2010, and June 30, 2011 (unaudited), certificates of deposit totaling $1.5 million, were pledged as security for the Company’s office and laboratory space operating lease. These funds may be released by the bank upon the attainment of certain minimum benchmarks covering sales, cash flows and certain financial ratios.

6.	Accrued Expenses

Accrued expenses consist of the following as of:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Accrued wages and benefits	$1,650,643	$1,370,095	$1,749,639
Other accrued liabilities	867,504	797,546	1,171,499

Total accrued expenses	$2,518,147	$2,167,641	$2,921,138

7.	Long-Term Debt and Line of Credit

In February 2008, the Company executed a loan agreement with a new financial institution. This loan agreement is comprised of a $3 million revolving line of credit with a variable interest rate equal to the greater of the 6.75% or prime rate plus 3.25% and a $4.5 million loan with a variable interest rate equal to the greater of 7.25% or the prime rate plus 3.75%. Collateral for the line of credit and the loan is substantially all tangible assets of the Company. The Company may borrow up to 80% of all eligible domestic accounts receivable that are

LipoScience, Inc.

Notes to Financial Statements (continued)

under 90 days old. Advances under the accounts receivable facility will require monthly payments of interest only with the principle due at maturity. Repayment of the term loan commenced March 2009 in thirty equal monthly payments of principal, plus interest due.

In connection with executing this loan agreement, the Company issued warrants to the financial institution to purchase 75,000 shares of Series F Redeemable Convertible Preferred Stock at $4.35 per share. These warrants are exercisable at any time and expire on the seventh anniversary of their issuance date. The fair value of these warrants at issuance is being amortized as interest expense over the term of the debt and accreted into the carrying value of Series F Redeemable Convertible Preferred Stock through January 2011. The warrants were valued under the level III hierarchy as there are significant unobservable inputs. The fair value of the warrants was determined with the assistance of a third-party consultant using a probability weighted valuation model. Values were determined for the warrants based on assumptions for each liquidity scenario using a Black-Scholes pricing model. These values were discounted back to February 2008 (the issuance date) while applying estimated probabilities to each scenario and associated value on a weighted average basis. These scenarios included a potential initial public offering or potential acquisition at different times throughout 2010 and 2012. Accordingly, the Company determined the fair value of the warrants at issuance to be $70,500, which was recorded as a preferred stock warrant liability and related debt discount. As of December 31, 2009 and 2010, and June 30, 2011 (unaudited), the Company determined the fair value of these warrants to be $0.1 million, $0.2 million, and $0.2 million, respectively.

On May 7, 2010, the Company entered into the third amendment to this loan agreement with the financial institution, which included a waiver to the Company’s violation of the stated milestone covenant as of April 30, 2010, and amendment to certain covenants on a prospective basis. Effective May 7, 2010, the amendment eliminates the stated milestone covenant and establishes a monthly revenue covenant based upon approved projected results, as approved by the Company’s Board of Directors.

On March 31, 2011, the Company entered into a fourth amendment (the 4th amendment) to the loan agreement to refinance its existing term loan outstanding that was set to mature in August 2011. The 4th amendment is comprised of a $6.0 million term loan (Term Loan A) with a variable interest rate equal to the greater of 7.25% or the prime rate plus 3.75%, and a $4.0 million revolving line of credit with a variable interest rate equal to the greater of 6.25% or the prime rate plus 3.00%. Amounts borrowed pursuant to the 4th amendment are secured by substantially all of the Company’s tangible assets. Under the 4th amendment, the Company must comply with specified financial covenants measured on a monthly basis and certain affirmative covenants, including a milestone covenant as it relates to the 510(k) filling for the final approval of the Vantera clinical analyzer with the United States Food and Drug Administration. In connection with the execution of the 4th Amendment, the Company drew down $6.0 million against Term Loan A and no amount was drawn on the line of credit. The proceeds from Term Loan A were used to repay the existing loan balance outstanding as of March 31, 2011 and to fund the Company’s working capital. Term Loan A is payable initially in nine monthly installments of interest only followed by thirty monthly installments of principal plus interest. The Company also incurred direct financing costs and issued warrants to purchase 13,793 shares of Series F Redeemable Convertible Preferred Stock at $4.35 per share to the financial institution. The Company determined the fair value of the warrants at issuance to be approximately $36,000. Both the direct financing costs and the fair value of these warrants were recorded as part of the loss on extinguishment of debt in accordance with the accounting guidance for debt modifications and extinguishments. As of December 31, 2009 and 2010, and June 30, 2011 (unaudited), the Company had no amounts drawn on this line of credit.

LipoScience, Inc.

Notes to Financial Statements (continued)

Long-term debt consists of the following as of:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Note payable to financial institution with monthly payments of principal, including interest at a rate equal to the greater of 7.25% or the prime rate plus 3.75% from March 2009 to March 31, 2011	$3,000,000	$1,200,000	$6,000,000
Less current maturities of long-term debt	(1,800,000)	(1,200,000)	(1,200,000)

Long-term debt, less current maturities	$1,200,000	$—	$4,800,000

As of June 30, 2011 (unaudited), the annual principal payments on long-term debt are as follows:

Year Ending December 31,
2011	$—
2012	2,400,000
2013	2,400,000
2014	1,200,000

$6,000,000

As of December 31, 2010 and June 30, 2011 (unaudited), management believes the Company is in compliance with all financial and non-financial covenants related to this loan agreement and related amendments, respectively.

8.	Gain on Extinguishment of Other Long-Term Liabilities

On September 16, 2009, the Company and a third-party research and development contractor entered into an agreement whereby each party would, subject to certain circumstances, release the other from certain obligations set forth in two prior agreements between the parties. One of the obligations of the Company was to pay $2.7 million to such third party for prior research and development services which was reflected in other long-term liabilities in the Company’s balance sheets. Based on events that occurred after September 16, 2009, the Company was released from the payment obligation of such long-term liabilities in September 2010. The Company recorded the release of these liabilities as a gain on extinguishment of other long-term liabilities within the operating expenses section of the statement of operations for the year ended December 31, 2010.

9.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Capital Structure

As of December 31, 2009 and 2010, the Company was authorized to issue up to 90,000,000 shares of $.001 par value common stock and 18,631,220 shares of preferred stock, of which 300,000 shares were designated as $.001 par value Series A Convertible Preferred Stock (Series A), 252,700 shares were designated as $.001 par value Series A-1 Convertible Preferred Stock (Series A-1), 166,667 shares were designated as $.001 par value Series B Convertible Preferred Stock (Series B), 159,536 shares were designated as $.001 par value Series B-1 Convertible Preferred Stock (Series B-1), 1,275,000 shares were designated as $.001 par value Series C Convertible Preferred Stock (Series C), 1,274,774 shares were designated as $.001 par value Series C-1 Convertible Preferred Stock (Series C-1), 3,544,062 shares were designated as $.001 par value Series D

LipoScience, Inc.

Notes to Financial Statements (continued)

Redeemable Convertible Preferred Stock (Series D), 3,480,473 shares were designated as $.001 par value Series D-1 Redeemable Convertible Preferred Stock (Series D-1), 5,059,330 shares were designated as $.001 par value, Series E Redeemable Convertible Preferred Stock (Series E) and 3,118,678 shares were designated as $.001 par value, Series F Redeemable Convertible Preferred Stock (Series F).

On March 30, 2011, the Company amended its certificate of incorporation to increase the number of authorized shares of preferred stock, specifically as it relates to Series F, from 3,118,678 to 3,132,471 shares. As of June 30, 2011 (unaudited), the Company was authorized to issue up to 90,000,000 shares of $.001 par value common stock and 18,645,013 shares of preferred stock.

Series E Redeemable Convertible Preferred Stock

During 2003, the Company issued 3,493,066 shares of Series E for $15.2 million in cash and satisfaction of accrued interest on a bridge loan of approximately $15,000. The Company incurred related stock issuance costs paid in cash of $0.2 million. These stock issuance costs were accreted into the carrying value of Series E through July 2007.

During 2003, 2004 and 2005, the Company issued warrants to Series E investors to purchase an aggregate of 646,724 shares of Series E at an exercise price of $4.35 per share. These warrants are exercisable at any time and expire on the seventh anniversary of their respective issuance dates. The warrants were valued under the level III hierarchy as there are significant unobservable inputs. The fair value of the warrants was determined with the assistance of a third-party consultant using a probability weighted valuation model. Values were determined for the warrants based on assumptions for each liquidity scenario using a modified Black-Scholes pricing model. These values were discounted back to their respective issuance dates while applying estimated probabilities to each scenario and associated value on a weighted average basis. These scenarios included a potential initial public offering or potential acquisition at different times throughout 2010 and 2012. As of December 31, 2009 and 2010 and June 30, 2011 (unaudited), the Company determined the fair value of these warrants to be $0.9 million, $0.3 million and $0.3 million, respectively. The Company reclassified $0.1 million of Series E warrants to Series E Redeemable Convertible Preferred Stock in 2010 for 340,578 shares of expired warrants in 2010. During 2010, investors exercised 204,996 in Series E warrants, from which the Company received proceeds totaling $0.9 million.

Series F Redeemable Convertible Preferred Stock

During 2006, the Company issued 2,988,506 shares of Series F for $13.0 million. The Company incurred related stock issuance costs paid in cash of $0.9 million. These stock issuance costs are being accreted into the carrying value of Series F through August 2011.

In connection with the Series F financing, the Company issued warrants to purchase an aggregate of 41,379 shares of Series F at an exercise price of $4.35 per share. The fair value of these warrants at issuance is being accreted into the carrying value of Series F through August 2011. These warrants are exercisable at any time and expire on the seventh anniversary of their issuance date. The warrants were valued under the level III hierarchy as there are significant unobservable inputs. The fair value of the warrants was determined with the assistance of a third-party consultant using a probability weighted valuation model. Values were determined for the warrants based on assumptions for each liquidity scenario using a modified Black-Scholes pricing model. These values were discounted back to their issuance dates while applying estimated probabilities to each scenario and associated value on a weighted average basis. These scenarios included a potential initial public offering or potential acquisition at different times throughout 2010 and 2012. As of December 31, 2009 and 2010, and June 30, 2011 (unaudited), the Company determined the fair value of these warrants to be $0.1 million.

LipoScience, Inc.

Notes to Financial Statements (continued)

The following is a summary of the rights, preferences and terms of the Company’s outstanding series of preferred stock:

Dividends – The holders of Series F Preferred Stock are entitled to receive prior, and in preference to, the holders of any other class or series of capital stock of the Company, dividends at the rate of $0.348 per annum per share of the Series F Preferred Stock (subject to adjustment for any stock or share dividends, stock splits, combinations, reclassifications or any similar event affecting the shares of Series F Preferred Stock) (the Series F Dividend), payable in cash and out of funds legally available therefore. The Series F Dividend shall be cumulative and shall accrue on a daily basis for a period of five years from the original issue date of the Series F Preferred Stock, whether or not declared, from and including the most recent date to which dividends have been paid, or if no dividends have been paid, from the date of original issue thereof. On the fifth anniversary of the original issue date of the Series F Preferred Stock, the Series F Dividend shall cease accruing, provided, that each share of Series F Preferred shall remain entitled to all unpaid Series F Dividends that accrued during such five year period. The right to dividends shall accrue during such five (5) year period regardless of whether there are profits, surplus, or other funds legally available for payment of dividends. Through June 30, 2011 (unaudited), $5.1 million of Series F Dividends have been accrued by the Company and are reflected in the carrying amount of Series F on the balance sheet as of December 31, 2010. Subject to the rights of the Series F Preferred Stock set forth in this paragraph, if and when dividends are declared by the Board of Directors, holders of Series E, D, and D-1 are entitled to noncumulative dividends at a rate of 8% per annum of the original price per share, payable in cash out of legally available funds. The Series D, D-1 and E dividend shall be payable only when, as and if declared by the Board of Directors of the Corporation and shall be noncumulative. Through June 30, 2011 (unaudited), no cash dividends have been declared or paid by the Company.

Voting Rights – The holders of preferred stock are entitled to vote based on the number of common shares they would receive upon conversion.

Transfer Restrictions – The holders of each share of common and preferred stock are subject to transfer restrictions.

Liquidation – In the event of any liquidation, dissolution, or winding up of the Company (each, a Liquidity Event), the holders of Series F are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the other Preferred stockholders or holders of the common stock, $4.35 per share plus accrued dividends (the Series F Liquidation Preference). After payment of the Series F Liquidation Preference, the holders of Series E are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the other Preferred stockholders or holders of the common stock, $4.35 per share plus any declared but unpaid dividends (the Series E Liquidation Preference).

Any assets of the Company remaining after the payment to the holders of the Series F Preferred Stock and the holders of Series E Preferred Stock shall be distributed, on a pari passu basis, to the holders of Series D and D-1 (the Series D Preferred Stocks), in an amount equal to $5.22 per share plus any declared but unpaid dividends on such shares, if any (the D Preferred Stock Liquidation Preference). After payment of the D and D-1 Preferred Stock Liquidation Preference, the holders of Preferred Stock with preferences junior to the Series D and D-1 Preferred Stock shall be entitled to receive in preference to the common stock a per share amount equal to the original purchase price of each such series, plus any declared but unpaid dividends. After the payment of the applicable liquidation preference to the holders of all of the Preferred Stock, the residual, if any, will be distributed pro rata to the holders of common stock, the holders of the Series D Preferred Stock, Series D-1 Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock (on an as-converted basis) (the Participating Distribution); provided, however, that the rights of the holders of Series D Preferred Stock, Series D-1 Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock to participate in such residual with the holders of common stock shall terminate if the per share price to be paid to the holders of each such series of Preferred Stock in a Liquidity Event exceeds four (4) times the purchase price per share for

LipoScience, Inc.

Notes to Financial Statements (continued)

such series of Preferred Stock (adjusted for stock splits, dividends, recapitalizations and similar events). Notwithstanding the foregoing, if the holders of the common stock would not receive in the Participating Distribution an aggregate amount equal to at least $4.0 million, then, in lieu of the payment of the Participating Distribution, 10% of the total assets available for distribution in such Liquidity Event (or such lesser amount as remains available for distribution) will be paid to the holders of the common stock on a pro rata basis and any remaining assets after payment of such amount will be distributed pro rata to the holders of common stock, the holders of the Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock (on an as-converted basis) (the Common Carve-Out); provided however, that in the event that the holders of common stock are entitled to payment of the Common Carve-Out, the proceeds to be paid to the holders of the common stock pursuant to the Common Carve-Out shall not exceed $4.0 million.

A consolidation or merger of the Company with or into any other corporation or corporations or other entity or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of (unless the stockholders of the Company immediately prior to any such event shall, immediately thereafter, hold as a group the right to cast at least a majority of the votes of all holders of voting securities of the resulting or surviving Company or entity on any matter on which any such holders of voting securities shall be entitled to vote), or a sale, conveyance, exclusive license or disposition of all or substantially all of the assets of the Company (except where such sale, conveyance, exclusive license or disposition is to a wholly owned subsidiary of the Company) (any such transaction, a Deemed Liquidity Event) shall be deemed to be a Liquidating Event, unless waived by the holders of a majority of the Series E Preferred Stock and the Series D Preferred Stock then outstanding, voting together as a single class, and the holders of a majority of the Series F Preferred Stock then outstanding. Upon the consummation of a Deemed Liquidity Event (including any a sale, conveyance, exclusive license or disposition of all or substantially all of the assets of the Company) in which the proceeds of such Deemed Liquidity Event are received by the Company, the Board of Directors of the Company shall, to the extent such proceeds are legally available for distribution, promptly cause such proceeds to be distributed to the stockholders of the Company in accordance with liquidation preferences listed above.

Conversion – Each share of preferred stock shall be convertible, at the option of the holder at any time after the date of issuance and without payment of additional consideration, into such number of common stock as is determined by dividing the consideration received by the Company for the purchase of each share of preferred stock by the conversion price in effect at the time of conversion. The conversion price shall initially be the amount of consideration received for each share of preferred stock. The conversion price is subject to adjustment in the event of stock dividends, stock splits, combinations and similar adjustments to capitalization. The conversion prices of each series of preferred stock are also subject to adjustment in the event that the Company issues additional equity securities at a per share price less than the applicable conversion price for each such series of preferred stock. The conversion prices per share are as follows:

Series	Original Conversion Price	Conversion Price as Adjusted
		December 31, 2010	June 30, 2011
			(unaudited)
A*	$6.00	$2.50	$2.50
A-1*	6.00	2.50	2.50
B	6.00	2.50	2.50
B-1	6.00	2.50	2.50
C	4.00	3.33	3.33
C-1	4.00	3.33	3.33
D	5.22	4.35	4.35
D-1	5.22	4.35	4.35
E	4.35	4.35	4.35
F	4.35	4.35	4.35

*	except for 66,666 shares, as to which the original conversion price is $4.50 and the current conversion price is $1.88.

LipoScience, Inc.

Notes to Financial Statements (continued)

Automatic Conversion – Each share of Series A, A-1, B, B-1, C and C-1 shall automatically be converted into common stock at the then effective conversion price upon the completion of an underwritten public offering involving the sale of the Company’s common stock. Each share of Series D, D-1, E and F shall automatically be converted into common stock at the then effective conversion price upon the completion of an underwritten public offering involving the sale of the Company’s common stock at a pre-money valuation of $132.0 million and yielding gross proceeds of at least $25.0 million (a Qualified Public Offering).

Preemptive Rights – The holders of preferred stock shall not be entitled to preemptive rights to acquire or subscribe for additional shares of securities that the Company authorizes to be issued. The holders of Series D, D-1, E and F have contractual rights of first refusal (which expire upon a Qualified Public Offering) to participate in certain future offerings of stock by the Company on a pro rata basis.

Antidilution Provision – The conversion price of Series F and Series E will be subject to a full-ratchet dilution adjustment in the event the Company issues additional securities at a purchase price less than the applicable conversion price of Series F and Series E. The conversion price will be subject to adjustment for stock splits, stock dividends, recapitalizations, and other such events.

In connection with the offering of Series E, the Company created several new series of preferred stock (Series A-1, B-1, C-1 and D-1) with rights and preferences identical to the existing respective series (Series A, B, C and D) except that the shares of the new series are entitled to a full-ratchet dilution adjustment in the event the Company issues additional securities at a purchase price less than the applicable conversion price for each series. Any holder of Series A, B, C or D who invested its pro-rata percentage in Series E was entitled to exchange its shares for Series A-1, B-1, C-1 or D-1, respectively.

The conversion price of Series D shall be adjusted on a weighted average basis if additional securities (as defined) are issued at a price less than the then existing conversion price.

Redemption – At any time on or after on August 2, 2011, the holders of at least 40% of the issued and outstanding shares of Series D, D-1, E and F (the Electing Holders) can request the Company redeem all of their shares of each Series at a price for each share equal to its original purchase price (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.), plus any accrued but unpaid dividends. Upon election by the Electing Holders to redeem their shares of Series D, D-1, E or F, the Company shall pay cash to the holders for the redemption value in three equal installments over three years at an interest rate of 8% per annum from the date of the initial payment until the redemption amount is paid in full.

LipoScience, Inc.

Notes to Financial Statements (continued)

Common Stock Reserved for Future Issuance

The Company had reserved shares of common stock for future issuance as summarized in the table below.

	December 31, 2010	June 30, 2011
		(unaudited)
For conversion of Series A Convertible Preferred Stock	549,456	549,456
For conversion of Series A-1 Convertible Preferred Stock	56,598	56,598
For conversion of Series B Convertible Preferred Stock	370,886	370,886
For conversion of Series B-1 Convertible Preferred Stock	12,000	12,000
For conversion of Series C Convertible Preferred Stock	1,228,342	1,228,342
For conversion of Series C-1 Convertible Preferred Stock	302,918	302,918
For conversion of Series D Redeemable Convertible Preferred Stock	600,490	600,490
For conversion of Series D-1 Redeemable Convertible Preferred Stock	3,576,078	3,576,078
For conversion of Series E Redeemable Convertible Preferred Stock	4,617,602	4,617,602
For conversion of Series F Redeemable Convertible Preferred Stock	2,988,506	2,988,506
Outstanding Series E Redeemable Convertible Preferred Stock Warrants	101,150	101,150
Outstanding Series F Redeemable Convertible Preferred Stock Warrants	130,172	143,965
Outstanding employee stock options	4,752,609	4,920,026
Possible future issuance under stock option plan	1,027,473	698,711

Total shares reserved	20,314,280	20,166,728

10.	Stock Option and Equity Incentive Plans

On September 12, 1997, the Board of Directors adopted the Stock Option Plan (the 1997 Plan) to create an additional incentive for key employees, directors and consultants or advisors of the Company. Both incentive stock options, which meet the requirements of Section 422 of the Internal Revenue Code, and nonqualified stock options, could be granted under the 1997 Plan. The exercise price of all options was determined by the Board of Directors, provided that such price for incentive stock options was not to be less than the estimated fair market value of the Company’s stock on the date of grant. The options vest based on terms in the stock option agreements (generally over four years). The 1997 Plan expired on September 12, 2007.

On October 25, 2007, the Board of Directors adopted the 2007 Stock Incentive Plan (the 2007 Plan) to replace the expired 1997 Plan. The terms of the 2007 Plan are consistent with the 1997 Plan.

Stock Option Repricing Program

On September 2, 2009, the Company’s board of directors approved a voluntary repricing program of certain common stock options with exercise prices above the fair market value of the Company’s common stock as of that date. In accordance with this repricing program, employees who had outstanding common stock options as of September 30, 2009 with an exercise price greater than the fair value of the Company’s common stock as of September 30, 2009, or $1.21 per share, were allowed to modify their original options to have an exercise price of $1.21 per share. In exchange for the lower exercise price, participating employees were required to relinquish 25% of the stock options that they elected to have repriced at $1.21 per share. The repricing program did not modify any other terms of the stock options. Options to purchase a total of 1.8 million shares of common stock were repriced, resulting in additional compensation expense of approximately $37,000 during the year ended December 31, 2009, as all repriced options were fully vested at the time of repricing.

LipoScience, Inc.

Notes to Financial Statements (continued)

The following table summarizes activity under the Company’s 1997 Plan and 2007 Plan for the periods presented:

	Shares Available for Grant	Total Stock Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2007	988,045	3,838,509	$2.45
Authorized	510,000	—	—
Granted	(717,420)	717,420	1.19
Exercised	—	(2,381)	0.42
Forfeited under the expired 1997 Plan	(188,872)	—	2.21
Forfeited	205,997	(205,997)	2.14

Balance at December 31, 2008	797,750	4,347,551	2.23
Authorized	600,000	—	—
Granted	(739,464)	739,464	1.17
Exercised	—	(3,333)	1.46
Forfeited under the expired 1997 Plan	—	(569,873)	2.75
Forfeited	71,484	(71,484)	1.28

Balance at December 31, 2009	729,770	4,442,325	1.58
Authorized	900,000	—	—
Granted	(767,794)	767,794	2.67
Exercised	—	(56,463)	0.50
Forfeited under the expired 1997 Plan	—	(235,549)	0.83
Forfeited	165,497	(165,497)	1.42

Balance at December 31, 2010	1,027,473	4,752,610	1.81
Authorized (unaudited)	—	—	—
Granted (unaudited)	(437,100)	437,100	3.34
Exercised (unaudited)	—	(106,746)	1.23
Forfeited under the expired 1997 Plan (unaudited)	—	(54,600)	1.68
Forfeited (unaudited)	108,338	(108,338)	1.85

Balance at June 30, 2011 (unaudited)	698,711	4,920,026	1.96

The Company engaged a third-party consultant to assist in the determination of the estimated fair market value of the Company’s common stock. The dates of the Company’s contemporaneous valuations have not always coincided with the dates of its stock-based compensation grants. In such instances, management’s estimates have been based on the most recent contemporaneous valuation of the Company’s common stock and its assessment of additional objective and subjective factors it believed were relevant and which may have changed from the date of the most recent contemporaneous valuation through the date of the grant. In addition, the Company performed retrospective valuations as of September 30, 2009, June 30, 2010 and December 31, 2010 using similar methodologies as were used in the contemporaneous valuations. These retrospective valuations resulted in new estimates of fair value of the Company’s common stock at each respective period. Had the Company used these revised common stock fair values for financial reporting purposes, the effect would not have been material and, therefore, no adjustments were made to the Company’s financial statements.

In conducting the valuation of its common stock, the Company used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued

as Compensation. The methodology used derived equity values utilizing a probability-weighted expected return

LipoScience, Inc.

Notes to Financial Statements (continued)

method, or PWERM, that weighs various potential liquidity outcomes with each outcome assigned a probability to arrive at a weighted equity value for all valuations conducted as of December 31, 2009 and thereafter.

For each of the possible events, a range of future equity values is estimated, based on the market and income approaches and over a range of possible event dates, all plus or minus a standard deviation for value and timing. The timing of these events is based on input from management. For each future equity value scenario, the rights and preferences of each stockholder class are considered in order to determine the appropriate allocation of value to common stock. The value of each share of common stock is then multiplied by a discount factor derived from the calculated discount rate and expected timing of the event (plus or minus a standard deviation of time). The value per share of common stock is then multiplied by an estimated probability for each of the possible events based on discussion with management. The calculated value per common share under each scenario is then discounted for a lack of marketability. A probability-weighted value per share of common stock is then determined. Under the PWERM, the value of the Company’s common stock is estimated based upon an analysis of values for the Company’s common stock assuming various possible future events for the Company including an initial public offering and acquisition scenarios.

The Company estimates the fair value of its stock options on the grant date, using the Black-Scholes option pricing model. The fair value of both employees and non-employee director options is being amortized on a straight-line basis over the requisite service period of the awards. The weighted average grant date fair value per share of options granted for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 (unaudited), was $0.68, $0.40, $1.32, $1.27, and $1.58, respectively. The fair value of these stock options was estimated using the following weighted average assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.3%	2.1%	2.0%	2.6%	2.4%
Expected volatility	60.4%	46.3%	49.9%	49.9%	50.1%
Expected life (in years)	5.7	5.6	5.6	5.6	5.6

Expected dividend yield: The Company has not paid and does not anticipate paying any dividends in the near future.

Risk –free interest rate: The Company determined the risk-free interest rate by using a weighted average assumption equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected volatility: The Company used an average historical stock price volatility based on an analysis of reported data for a peer group of comparable companies that have issued stock options with substantially similar terms, as the Company did not have any trading history for its common stock.

Expected term (in years): Expected term represents the period that the Company’s stock option grants are expected to be outstanding. The Company elected to utilize the “simplified” method to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Estimated forfeiture rate: Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience.

LipoScience, Inc.

Notes to Financial Statements (continued)

The Company recognized non-cash stock-based compensation expense to employees in its research and development, sales and marketing and general and administrative functions as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cost of revenues	$6,019	$7,349	$20,491	$7,776	$2,599
Research and development	101,396	135,589	45,026	17,100	98,315
Sales and marketing	114,741	152,619	137,058	73,573	110,913
General and administrative	202,785	284,838	447,151	273,598	170,533

Total:	$424,941	$580,395	$649,726	$372,047	$382,360

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Total Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
$0.91 – $1.21	2,894,659	$1.19		2,733,160	$1.20
$1.67 – $2.09	637,800	1.91		583,942	1.90
$2.50	463,233	2.50		463,233	2.50
$2.73	673,794	2.73		263,912	2.73
$3.13	16,000	3.13		16,000	3.13
$6.00	24,000	6.00		24,000	6.00
$16.88	43,124	16.88		43,124	16.88

	4,752,610	1.81	5.6	4,127,371	1.74	5.2

The following table summarizes information about stock options outstanding as of June 30, 2011 (unaudited):

	Total Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
$0.91 – $1.21	2,693,912	$1.19		2,593,127	$1.19
$1.88 – $2.09	604,800	1.90		593,966	1.90
$2.50	461,613	2.50		461,613	2.50
$2.73	668,477	2.73		303,788	2.73
$3.13	16,000	3.13		16,000	3.13
$3.34	408,100	3.34		67,458	3.34
$6.00	24,000	6.00		24,000	6.00
$16.88	43,124	16.88		43,124	16.88

	4,920,026	1.96	5.6	4,103,076	1.79	4.9

The aggregate intrinsic value of options outstanding for the years ended December 31, 2008, 2009 and 2010 was approximately $0.2 million, $5.8 million, and $9.4 million, respectively, and $6.3 million and $14.4 million for the six months ended June 30, 2010 and 2011 (unaudited), respectively.

LipoScience, Inc.

Notes to Financial Statements (continued)

The aggregate intrinsic value of options exercisable for the years ended December 31, 2008, 2009 and 2010 was approximately $0.2 million, $5.0 million, and $8.6 million , respectively, and $5.7 million and $12.8 million for the six months ended June 30, 2010 and 2011 (unaudited), respectively.

The aggregate intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was approximately $2,000, $0, and $0.1 million, respectively, and $34,000 and $0.3 million for the six months ended June 30, 2010 and 2011 (unaudited), respectively.

For the years ended December 31, 2008, 2009 and 2010, the Company recorded stock-based compensation expense in the amount of $0.4 million, $0.6 million, and $0.6 million, respectively, and approximately $0.3 million for each of the six months ended June 30, 2010 and 2011 (unaudited). Net cash provided by operating and financing activities was unchanged by stock option activity for the years ended December 31, 2008, 2009, and 2010 and for the six months ended June 30, 2010 and 2011 (unaudited), as there were no excess tax benefits from stock-based compensation plans.

A summary of the activity of the Company’s unvested stock options is as follows:

	Options	Weighted Average Grant Date Fair Value
Balance at December 31, 2009	535,726	$0.68
Granted	767,794	1.32
Vested	(606,510)	0.96
Forfeited	(71,771)	0.69

Balance at December 31, 2010	625,239	1.16
Granted (unaudited)	437,100	1.58
Vested (unaudited)	(211,822)	1.22
Forfeited (unaudited)	(8,567)	1.50

Balance at June 30, 2011 (unaudited)	841,950	1.35

The total fair value of shares vested for the years ended December 31, 2008, 2009 and 2010 was approximately $0.4 million, $0.5 million, and $0.5 million, respectively, and $0.4 million and $0.3 million for the six months ended June 30, 2010 and 2011 (unaudited), respectively.

11.	Related-Party Transactions

The Company licenses certain technology from North Carolina State University (North Carolina State) (see Note 13) based on certain prior research performed at North Carolina State by James Otvos, Ph.D. Dr. Otvos is a founder, Chief Scientific Officer and a principal stockholder of the Company. Dr. Otvos is an Adjunct Professor of Biochemistry at North Carolina State. As of December 31, 2009 and 2010, and June 30, 2011 (unaudited), the accrued license royalties due to North Carolina State totaled approximately $63,000, $84,000, and $186,000, respectively.

LipoScience, Inc.

Notes to Financial Statements (continued)

12.	Income Taxes

The components for the income tax expense (benefit) are as follows for the years ended December 31:

	2008	2009	2010
Current income tax expense (benefit)
Federal	$—	$1,800	$(17,631)
State	—	—	1,500
Deferred income tax expense (benefit)
Federal	—	—	—
State	—	—	—

Income tax expense (benefit)	$—	$1,800	$(16,131)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows at December 31:

	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$13,990,100	$13,021,800
Research and development credits	1,512,400	1,729,500
Stock based compensation	1,574,200	1,672,900
Allowance for uncollectible accounts receivable	372,800	549,800
Depreciation and amortization	500,500	335,500
Other long-term liabilities	1,041,000	—
Other	245,500	168,400

Total deferred tax assets	19,236,500	17,477,900
Valuation allowance	(19,236,500)	(17,477,900)

Net deferred tax asset	$—	$—

At December 31, 2009 and 2010, the Company had federal net operating loss carryforwards of approximately $36.8 million and $34.3 million, respectively, state net economic loss carryforwards of approximately $32.1 million and $30.2 million, respectively, and research and development credit carryforwards of approximately $1.5 million and $1.7 million, respectively. The federal and state net operating loss carryforwards each begin to expire in 2012 and the research and development credit carryforwards begin to expire in 2012. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the carryforwards. Of the total decrease in valuation allowance of $1.8 million, a decrease of $1.8 million was allocable to current operating activities. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research credit carryforwards is limited in certain situations where changes occur in stock ownership. The recognized tax benefit related to net operating loss carryforwards was approximately $0, $14,000, and $1.0 million for the years ended December 31, 2008, 2009, and 2010, respectively.

The Small Business Jobs Act of 2010 was enacted on September 27, 2010. The new law allows research and development tax credits to offset both federal regular tax and federal alternative minimum tax of eligible small businesses. The provision is effective for any research and development credits generated during the tax year ended December 31, 2010 and to any carryback of such credits. The Company has determined that it qualifies as

LipoScience, Inc.

Notes to Financial Statements (continued)

an eligible small business under these provisions and anticipates eliminating any current federal alternative minimum tax expense for the year ended December 31, 2010. The Company also anticipates carrying back any excess tax credits generated to the year ended December 31, 2009 to eliminate federal alternative minimum tax paid of approximately $20,000.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for (benefit from) income taxes for the years ended December 31, 2008, 2009, and 2010 are as follows:

	2008		2009		2010
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
United States federal tax at statutory rate	$(1,235,659)	34.0%	$88,279	34.0%	$1,460,603	34.0%
State taxes (net of federal benefit)	(165,360)	4.6	11,814	4.6	195,463	4.6
Research and development credits	(409,737)	11.3	(219,041)	(84.4)	(380,892)	(8.9)
Meals & entertainment	149,377	(4.1)	146,466	56.4	210,130	4.9
Stock based compensation	104,958	(2.9)	156,768	60.4	151,736	3.5
Change in preferred stock warrant liability	(17,610)	(0.5)	78,355	30.2	(150,652)	(3.5)
Other nondeductible expenses	153,081	(4.2)	13,137	5.1	154,955	3.6
Provision to return true-ups	6,019	(0.2)	41,393	15.9	58,293	1.4
Increase in unrecognized tax benefits	54,085	(1.5)	43,800	16.9	50,300	1.2
Change in valuation allowance	1,325,565	(36.5)	(360,276)	(138.8)	(1,758,600)	(40.9)
Other	61	0.0	1,105	0.4	(7,467)	(0.3)

Provision for (benefit from) income taxes	$—	—%	$1,800	0.7%	$(16,131)	(0.4)%

Effective January 1, 2007, the Company adopted the provisions of the FASB’s guidance on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under these provisions, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The cumulative effect of this adoption is recorded as an adjustment to the opening balance of its retained deficit on the adoption date.

As a result of implementing these provisions on January 1, 2007, the Company reduced its deferred tax assets by approximately $0.1 million and reduced its valuation allowance against the deferred tax assets by the same amount. Accordingly, the Company did not record a contingent tax liability at that time, and to date, the Company has not recorded a contingent tax liability as a result of the implementation of these provisions. At the adoption date of January 1, 2007 and as of December 31, 2010, the Company had no accrued interest or penalties related to the tax contingencies. The Company’s policy for recording interest and penalties is to record them as a component of provision for income taxes.

LipoScience, Inc.

Notes to Financial Statements (continued)

The Company had gross unrecognized tax benefits of approximately $0.3 million as of January 1, 2010. As of December 31, 2010, the total gross unrecognized tax benefits were approximately $0.3 million and of this total, none would reduce the Company’s effective tax rate if recognized. The Company does not anticipate a significant change in total unrecognized tax benefits or the Company’s effective tax rate due to the settlement of audits or the expiration of statutes of limitations within the next twelve months. Furthermore, the Company does not expect any cash settlement with the taxing authorities as a result of these unrecognized tax benefits as the Company has sufficient unutilized carryforward attributes to offset the tax impact of these adjustments.

The Company has analyzed its filing positions in all significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to US Federal and state and local tax examinations by tax authorities for years prior to 2007, although carryforward attributes that were generated prior to 2007 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. No income tax returns are currently under examination by taxing authorities.

The following is a tabular reconciliation of the Company’s change in gross unrecognized tax positions:

	Year Ended December 31,
	2008	2009	2010
Beginning balance	$179,300	$233,400	$277,200
Gross increases for tax positions related to current periods	54,100	43,800	50,300

Ending balance	$233,400	$277,200	$327,500

13.	Intellectual Property – License Agreements

On May 12, 1997, the Company entered into a license agreement with North Carolina State. Under the terms of the agreement, North Carolina State granted the Company an exclusive, worldwide license, including patent rights, to technology related to measuring lipoprotein levels using NMR spectroscopy. The Company paid an initial license fee and made a commitment to fund future collaborative research for $25,000. The Company is required to pay certain royalties based on net sales, subject to a minimum annual royalty. The agreement also requires the Company to commercialize the patent rights. The agreement shall remain in effect until the expiration of the last-to-expire patent covered by the agreement. Dr. Otvos, the Chief Scientific Officer of the Company, is an Adjunct Professor of Biochemistry at North Carolina State (see Note 11).

On June 15, 1997, the Company entered into a license agreement with Siemens Medical Systems, Inc. (Siemens). Under the terms of the agreement, Siemens granted to the Company an exclusive license to certain technology provided by patent rights. The license is based on an initial patent issued in June 1990 and subsequent patents. The Company is required to pay royalties based on net sales of each product covered by the patent, including the NMR LipoProfile test, subject to a minimum annual royalty, including sub-licensee sales. The agreement shall remain in effect until the expiration of the last-to-expire patent covered by the agreement in March 2011.

Both licenses required reimbursement of patent costs and a commitment to fund future patent protection and maintenance costs. Royalty expense under these license agreements for the years ended December 31, 2008, 2009 and 2010 was $0.7 million, $0.1 million, and $0.3 million, respectively, and was approximately $0.1 million and $0.2 million for the six months ended June 30, 2010 and 2011 (unaudited), respectively, which is classified within cost of revenues in the accompanying statements of operations.

LipoScience, Inc.

Notes to Financial Statements (continued)

14.	Employee Benefit Plan

The Company has adopted a defined contribution plan (the Employee Benefit Plan or the Plan) which qualifies under Section 401(k) of the Internal Revenue Code. All employees of the Company who have attained 21 years of age are eligible for participation in the Plan after ninety days of employment. The effective date of the Employee Benefit Plan is September 1, 1998.

Under the Plan, participating employees may defer up to the Internal Revenue Service annual contribution limit. Effective January 1, 2002, the Employee Benefit Plan includes an employer match of 25% of the first 6% an eligible participant contributes to the Plan. During the years ended December 31, 2008, 2009 and 2010, the Company paid $0.1 million, $0.1 million and $0.2 million, respectively, and $0.1 million during each of the six months ended June 30, 2010 and 2011 (unaudited) in employer match contributions to the Plan.

15.	Commitments and Contingency

Leases

The Company leases an aggregate of approximately 83,000 square feet of office and laboratory space under an escalating lease agreement that expires June 30, 2012. There are two options to renew for a period of five years each. In connection with the lease, the Company obtained a $1.5 million letter of credit which is secured by restricted cash (see Note 5).

The Company also leases office equipment and vehicles through operating leases.

Future minimum lease payments required under the non-cancelable operating leases in effect as of June 30, 2011 (unaudited) are as follows:

Year ending December 31,	Operating Leases
2011	$644,637
2012	740,819
2013	47,976
2014	9,318

Total minimum lease payments	$1,442,750

Rent expense is calculated on a straight-line basis over the term of the lease. Rent expense recognized under operating leases totaled $1.3 million , $1.2 million, and $1.2 million, for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.6 million for each of the six months ended June 30, 2010 and 2011 (unaudited).

Property and equipment includes the following amounts financed under capital leases as of:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Office equipment	$181,936	$181,936	$181,936
Less accumulated depreciation	(111,183)	(171,828)	(181,936)

Property and equipment under capital leases, net	$70,753	$10,108	$—

LipoScience, Inc.

Notes to Financial Statements (continued)

Letters of Credit

The Company has an outstanding letter of credit in the amount of $0.4 million that serves as security with one of its vendors.

Legal Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Certificate of Incorporation and bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that enables it to recover a portion of any amounts paid for future potential claims.

In addition to the indemnification provided for in its certificate of incorporation and bylaws, the Company has also entered into separate indemnification agreements with each of its directors, which agreements provide such directors with broad indemnification rights under certain circumstances.

16.	Quarterly Results of Operations (unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Quarterly Periods Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$8,432,946	$8,955,097	$8,659,653	$8,664,835
Gross profit	$6,667,821	$6,944,163	$6,677,653	$6,631,386
Income (loss) from operations	$86,330	$548,346	$423,853	$(303,441)
Other (expense) income	$(29,662)	$(117,573)	$(1,259,235)	$911,025
Net income (loss)	$56,668	$430,773	$(835,382)	$605,784
Accrual of dividends on redeemable convertible preferred stock	$(260,000)	$(260,000)	$(260,000)	$(260,000)
Undistributed earnings allocated to preferred stockholders	$—	$(138,449)	$—	$(280,315)
Net (loss) income attributable to common stockholders – basic	$(203,332)	$32,324	$(1,095,382)	$65,469
Undistributed earnings re-allocated to common stockholders	$—	$1,586	$—	$27,558
Net (loss) income attributable to common stockholders – diluted	$(203,332)	$33,910	$(1,095,382)	$93,027
Net (loss) income per share attributable to common stockholders – basic	$(0.06)	$0.01	$(0.33)	$0.02
Net (loss) income per share attributable to common stockholders – diluted	$(0.06)	$0.01	$(0.33)	$0.02

LipoScience, Inc.

Notes to Financial Statements (continued)

	Quarterly Periods Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$9,369,291	$9,996,871	$9,811,406	$10,190,624
Gross profit	$7,326,277	$7,948,185	$7,762,365	$8,192,319
Income from operations	$393,375	$721,392	$2,825,728	$135,102
Other (expense) income	$(33,187)	$59,979	$50,439	$143,062
Net income	$360,188	$781,371	$2,892,298	$278,164
Accrual of dividends on redeemable convertible preferred stock	$(260,000)	$(260,000)	$(260,000)	$(260,000)
Undistributed earnings allocated to preferred stockholders	$(81,251)	$(423,678)	$(2,137,125)	$(14,739)
Net income attributable to common stockholders – basic	$18,937	$97,693	$495,173	$3,425
Undistributed earnings re-allocated to common stockholders	$8,853	$45,934	$234,487	$1,713
Net income attributable to common stockholders – diluted	$27,790	$143,627	$729,660	$5,138
Net income per share attributable to common stockholders – basic	$0.01	$0.03	$0.15	$0.00
Net income per share attributable to common stockholders – diluted	$0.01	$0.03	$0.13	$0.00

	Quarterly Periods Ended
	March 31, 2011	June 30, 2011
Revenues	$10,541,817	$11,162,499
Gross profit	$8,386,636	$8,992,945
Loss from operations	$(406,783)	$(348,344)
Other (expense) income	$(77,813)	$24,005
Net loss	$(484,596)	$(324,339)
Accrual of dividends on redeemable convertible preferred stock	$(260,000)	$(260,000)
Undistributed earnings allocated to preferred stockholders	$—	$—
Net loss attributable to common stockholders – basic	$(744,596)	$(584,339)
Undistributed earnings re-allocated to common stockholders	$—	$—
Net loss attributable to common stockholders – diluted	$(744,596)	$(584,339)
Net loss per share attributable to common stockholders – basic	$(0.22)	$(0.18)
Net loss share attributable to common stockholders – diluted	$(0.22)	$(0.18)

17.	Subsequent Events (unaudited)

The Company evaluated all events or transactions that occurred after June 30, 2011 (unaudited) through August 19, 2011, the date on which the audited interim financial statements for the six month ending June 30, 2011 were issued for inclusion in the Company’s registration statement on Form S-1. During this period, the Company did not have any material recognizable or non-recognizable subsequent events.

Pioneering NMR Clinical Diagnostics

Vantera by LIPOSCIENCE

Vantera

Vantera, our next-generation automated clinical NMR analyzer platform, will allow ***decentralized access*** to LipoScience's *NMR LipoProfile®* test and future high value assays we plan to develop.*

Vantera enables ***simultaneous measurement of multiple metabolites*** in a rapid and efficient manner.

Future NMR-based assays are under development for assessing ***insulin resistance*** and the ***risk for developing Type 2 diabetes***.

Research is underway to evaluate our NMR technology for the detection and management of certain cancers, as well as gastrointestinal, inflammatory and neurologic diseases.

*The Vantera system is in the final stages of development. LipoScience plans to submit a 510(k) premarket clearance notification to the FDA for the Vantera system by the end of 2011, with a goal of making Vantera commercially available in 2012. LipoScience currently has two operational Vantera systems in use at third-party locations as part of its final validation process, as well as one additional operational system at its laboratory in Raleigh, North Carolina.

            Shares

Common Stock

Prospectus

                    , 2011

Barclays Capital

UBS Investment Bank

Piper Jaffray

Until                     , 2011, which is the date 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market initial listing fee.

	Amount to be Paid
SEC registration fee		$10,014
FINRA filing fee		9,125
NASDAQ Global Market initial listing fee		125,000
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item	14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our second amended and restated investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of the our common stock on behalf of such investors.

Item	15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2008 through the date of the prospectus filed as part of this registration statement.

1)	From January 1, 2008 through the date of the prospectus filed as part of this registration statement, we have granted options under our 2007 Stock Incentive Plan, excluding options issued as part of the exchange program described in paragraph (2) below, to purchase an aggregate of 2,758,178 shares of our common stock to a total of approximately 170 employees, consultants and directors, having exercise prices ranging from $0.91 to $4.77 per share. Of these, options to purchase an aggregate of 369,110 shares have been cancelled without being exercised and 2,386,735 remain outstanding. During the period from January 1, 2008 through the date of the prospectus filed as part of this registration statement, an aggregate of 195,923 shares were issued upon the exercise of stock options, at a weighted-average exercise price of $1.01 per share, for aggregate proceeds of $198,495.

2)	In October 2009, as part of a stock option exchange program, we issued stock options under our 2007 Stock Incentive Plan to purchase an aggregate of 1,327,226 shares of our common stock at an exercise price of $1.21 per share to a total of approximately 35 employees, directors and consultants, in exchange for the cancellation by such parties of stock options to purchase an aggregate of approximately 1,827,000 shares of our common stock that were previously outstanding under our 1997 Stock Option Plan. Of these options granted to participants in the exchange program, stock options to purchase an aggregate of 10,012 shares have been cancelled without being exercised, options to purchase 90,001 shares have been exercised and the remainder of the options remain outstanding.

3)	In February 2008 and March 2011, we issued warrants to purchase an aggregate of 88,793 shares of our Series F redeemable convertible preferred stock to one accredited investor. The warrants were issued in connection with the establishment and later amendment of a credit facility with a commercial lender.

4)	From February 2010 through June 2010, we issued an aggregate of 204,996 shares of our Series E redeemable convertible preferred stock to 11 investors upon the exercise of warrants at an exercise price of $4.35 per share.

The offers, sales and issuances of the securities described in paragraphs (1) and (2) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our stock option plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment or business relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraphs (3) and (4) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item	16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1#	Second Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.

3.2†	Form of Certificate of Amendment of Restated Certificate of Incorporation to be filed prior to the completion of this offering.

3.3†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4#	Bylaws, as amended to date and as currently in effect.

3.5†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to exhibits 3.1 through 3.5.

4.2†	Specimen Common Stock Certificate.

5.1†	Opinion of Cooley LLP as to legality.

10.1#	Loan and Security Agreement, dated as of February 7, 2008, as amended on April 7, 2009, December 4, 2009, May 7, 2010 and March 31, 2011, by and between the Registrant and Square 1 Bank.

10.2#	Warrant to purchase shares of Series F Preferred Stock issued to Piper Jaffray, dated August 2, 2006.

10.3#	Warrant to purchase shares of Preferred Stock issued to Venture Leasing & Lending IV, LLC, dated October 29, 2004.

10.4#	Warrant to purchase Series F preferred stock issued to Silicon Valley Bank, dated December 13, 2006.

10.5#	Warrant to purchase Series F preferred stock issued to Square 1 Bank, dated February 7, 2008.

10.6#	Warrant to purchase Series F preferred stock issued to Square 1 Bank, dated March 31, 2011.

10.7#	Second Amended and Restated Investor Rights Agreement, dated as of August 2, 2006 and as amended to date, by and among the Registrant and certain of its stockholders.

10.8#	Standard Lease, dated as of October 4, 2001, as amended on March 5, 2002 and August 28, 2002, by and between the Registrant and Parker-Raleigh Development XXX, LLC.

Exhibit Number	Description of Document

10.9*##	Collaboration Agreement, dated as of April 22, 2005, by and between the Registrant and Varian, Inc.

10.10*##	Production Agreement, dated as of June 26, 2009, by and between the Registrant and KMC Systems, Inc.

10.11*##	License Agreement, dated as of May 9, 1997, as amended on January 10, 2001 and October 11, 2010, by and between the Registrant and North Carolina State University.

10.12+#	1997 Stock Option Plan, as amended to date.

10.13+#	Form of Incentive Stock Option Agreement under 1997 Stock Option Plan.

10.14+#	Form of Incentive Stock Option Agreement under 1997 Stock Option Plan with modified change of control provisions.

10.15+#	Form of Nonqualified Stock Option Agreement under 1997 Stock Option Plan.

10.16+#	2007 Stock Incentive Plan, as amended to date.

10.17+#	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan.

10.18+#	Form of Nonqualified Stock Option Agreement under 2007 Stock Incentive Plan.

10.19+#	Form of Nonqualified Stock Option Agreement under 2007 Stock Incentive Plan for initial grants to directors.

10.20+#	Form of Nonqualified Stock Option Agreement under 2007 Stock Incentive Plan for annual grants to directors.

10.21+#	Form of Nonqualified Stock Option Agreement under 2007 Stock Incentive Plan for grants to committee chairpersons.

10.22+#	Form of Restricted Stock Purchase Agreement under 2007 Stock Incentive Plan.

10.23+†	2011 Equity Incentive Plan.

10.24+†	Form of Incentive Stock Option Agreement under 2011 Equity Incentive Plan.

10.25+†	Form of Nonqualified Stock Option Agreement under 2011 Equity Incentive Plan.

10.26+†	Form of Restricted Stock Award Agreement under 2011 Equity Incentive Plan.

10.27+#	Non-Employee Director Compensation Plan, as amended to date and as currently in effect.

10.28+##	Form of Indemnification Agreement between the Registrant and certain of its directors.

10.29+##	Form of Indemnification Agreement between the Registrant and certain of its directors affiliated with stockholders.

10.30+†	Employment Agreement with Richard O. Brajer to be in effect upon completion of this offering.

10.31+†	Employment Agreement with Lucy G. Martindale to be in effect upon completion of this offering.

10.32+†	Employment Agreement with Paul C. Sanders to be in effect upon completion of this offering.

10.33+†	Employment Agreement with G. Mark Kirtland to be in effect upon completion of this offering.

10.34+†	Employment Agreement with E. Duffy McDonald to be in effect upon completion of this offering.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney. See Page II-6 to the Registration Statement on Form S-1 (File No. 333-175102) filed with the SEC on June 23, 2011.

#	Previously filed on June 23, 2011.
##	Previously filed on August 1, 2011.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item	17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the 19th day of August, 2011.

LIPOSCIENCE, INC.

By:	/S/ RICHARD O. BRAJER
Richard O. Brajer President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ RICHARD O. BRAJER Richard O. Brajer	President, Chief Executive Officer and Director (Principal Executive Officer)	August 19, 2011

/S/ LUCY G. MARTINDALE Lucy G. Martindale	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	August 19, 2011

* Buzz Benson	Chairman of the Board of Directors	August 19, 2011

* Charles A. Sanders, M.D.	Director and Chairman Emeritus	August 19, 2011

* Roderick A. Young	Director	August 19, 2011

* Woodrow A. Myers, Jr., M.D.	Director	August 19, 2011

* Robert J. Greczyn, Jr.	Director	August 19, 2011

* John H. Landon	Director	August 19, 2011

* Daniel J. Levangie	Director	August 19, 2011

* Christopher W. Kersey	Director	August 19, 2011

*By:	/S/ TIMOTHY J. WILLIAMS
Attorney-in-fact